FILE No. 82-3437

Corficolombiana
Nit 890.300.653-6

[redacted]

08001922

Cali, April 02, 2008

SEC
Mail Processing
Section

APR 07 2008

Washington, DC
101

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Corporacion Financiera Del Valle

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Spanish and English Copy of **CFC Bi - Annual Report July - December 2007**, audited by the firm Deloitte Colombia Ltda.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

PROCESSED
APR 22 2008
THOMSON
FINANCIAL

4/21

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

Cali, April 02, 2008

SEC
Mail Processing
Section

APR 07 2008

Washington, DC
101

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Spanish and English Copy of **CFC Bi - Annual Report July - December 2007**, audited by the firm Deloitte Colombia Ltda.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

Corficolombiana

MANAGEMENT REPORT AND FINANCIAL STATEMENTS

SECOND SEMESTER

JULY - DECEMBER 2008

Financial Statements

July - December

2007

Corficolombiana

Board of Directors

Main Directors	Deputy Directors
Luis Carlos Sarmiento Gutiérrez	Jose Fernando Isaza Delgado
Carlos Arcesio Paz Bautista	Jorge Ivan Villegas
Alejandro Figueroa Jaramillo	Juan Maria Robledo Uribe
Efraín Otero Alvarez	Gerardo Silva Castro
Jose Hernan Rincón Gomez	Alvaro Jesús Velasquez Cock
Hernando José Gómez Restrepo	Santiago Madriñán De la Torre
Ricardo Obregón Trujillo	Rodrigo Llorente Martínez

STATUTORY AUDITOR

Nelson Germán Segura Garzón

Deloitte & Touche Ltda.

Continúa....

Main Executives of the Corporation
Second semester of 2007

President
Pedro Nel Ospina Santa María

Executive Vice President
Alfonso Rodríguez Azuero

Legal Vice President-Secretary General
Fernán Ignacio Bejarano Arias

I.T. and Operation Vice President
Amalia Correa Young

Private Bank Vice President
Daniel Humberto Gómez Martínez

Assets Normalisation Vice President
Martha Patricia Fandiño Arce

Treasury Vice President
Oscar Javier Cantor Holguin

Continúa....

Investment Portfolios Vice President

Francisco José Lozano Gamba

Investment Vice President

Felipe Ayerbe Gómez

Investment Bank Executive Vice President

Gustavo Antonio Ramírez Galindo

Investment Bank Director Vice President

Ana Catalina Villa Doutreligne

Continúa....

Report to the Shareholders Assembly

Continúa....

MANAGEMENT REPORT

We present the shareholders for their consideration the Management Report of Corporación Financiera Colombiana S.A corresponding to the second semester of 2007. The report contains a brief description of the main economic events occurred during the activities of the Corporation, and an analysis of results obtained.

COLOMBIAN ECONOMY 2007 AND PERSPECTIVES 2008

Macroeconomic Environment

Available figures of DANE indicate that during the first three quarters of the year, Colombian economy presented a growth rate of 7.3%, the highest of the last 12 years. According with the projections of different local and international analysts (Latin American Consensus Forecast), the GIP growth in 2007 should be of 6.6%.

Projections GIP (annual variation, %)

Entity	2007
Bear Stearns	6.9
Credit Suisse	6.8
JP Morgan	6.8
Citigroup	6.7
Banco de Bogotá	6.7
ANIF	6.7
BBVA	6.7
Bancolombia	6.6
Corficolombiana	6.6
Fedesarrollo	6.4
Analysts Consensus (December 2007)	**6.6**

Source: Latin American Consensus Forecast (Dec, 2007).

With respect to offer, the great dynamics of the construction sector continues; after growing 14.6% in 2006, it presented an accumulated growth of 12.2% during the first three quarters of 2007 with respect to the same period of the former year. Industry and commerce also continue with growth rates higher than 10%. Nevertheless as previously stated, these sectors indicators show a change in tendency in growth rates from the last quarter of 2007. On one hand, the Industrial Production Index has shown a slight de-acceleration from the end of 2007 and taking into account the results of the Fedesarrollo Entrepreneurial Opinion Survey, perspectives of the industrial activity for the first semester of 2008 are not so favourable. On the other hand, the Retail Trade Index (ICPM) also presents de-acceleration signs, even more than industry. After growing an average of 13.6% per annum during 2006 and the first two quarters of the former year, from July 2007 its growth rhythm has decreased and in October it was growing at nearly 3.4% per annum.

Continúa....

GIP main branches 2006 and 2007*


GIP
Financial Institutions
Transportation
Commerce
Construction
Industry
Electricity
Mines and quarries
Agriculture and cattle
2007*
2006
0%
5%
10%
15%
Annual Variation

* Figures as of third quarter 2007.
Source: DANE, Corficolombiana estimates.

With respect to demand, positive news came from gross capital formation that showed an annual growth of 22.0% in the first three quarters of the former year. Although this growth rhythm is lower than that registered during 2006 (26.9%), investment contributed with 5.3 points to total GIP growth during the first three quarters of 2007, whilst during 2006 it had contributed with 5.6 percentage points to growth. With respect to consumption, its contribution to growth increased during the first three quarters from 4.6 points in 2006 to 5.1 points in the aforementioned period. Notwithstanding, the commercial deficit continues to mean an important filtration of the demand, taking away 3.1 points from the GIP growth. It is important to note that investment dynamics implies a higher degree of sustainability of the present expansion process. Estimates of Departamento de Investigaciones Económicas de Corficolombiana (Corficolombiana Economic Research Department) indicate that economy shall grow 6.6% in 2007, a rate similar to that recorded in 2006.

Contribution to growth of the GIP


Commercial balance (exp. minus import.)
Gross Formation of Capital
Final Internal Consumption
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
Percentaje Points
2.6%
3.4%
5.6%
5.3%
-1.7%
-2.7%
-3.4%
-3.1%
2004
2005
2006
2007q3

Source: DANE, Corficolombiana estimates.

Continúa....

Behaviour of the external sector is one of the critical aspects of the economy during 2007 and the greatest vulnerability in the short term. During 2007, the dynamics of internal consumption and the strengthening of the Peso generated acceleration in the growth rhythm of importations. According with figures available as of October 2007, total imports have grown 26.6% in annual terms whilst exportations (accumulated as of September) grew 18.1%. Thus, in the January – September 2007 period, the trade balance of the country presented a deficit of 1,125 million Dollars (in 2006 a trade balance deficit of 143 million Dollars was registered). This growing commercial deficit has been translated into a current account deficit that in accordance with estimations by Departamento de Investigaciones Económicas de Corficolombiana (Corficolombiana Economic Research Department) could represent 3.5% of the GIP in 2007.

Balance in Current Account (projection 2007, CFC)


2
1
0
-1
-2
-3
-4
-5
-6
% of the GIP
-2.2
-3.5
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source: Banco de la República, Corficolombiana projection.

With respect to labour market, although the economic acceleration process in the country at present, the unemployment rate showed an increase during the first half of 2007. After reaching a level near to 10% at the end of 2005, unemployment rate increased to levels of approximately 12.5% during 2006 and the beginning of 2007. From April last year, the mobile average (three months) of the unemployment rate has decreased and in November 2007 it reached again 10%.

Continúa....

Total National Unemployment Rate – mobile average 12 months


18
17
16
15
14
13
12
11
10
9
8
%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07

Source: DANE – ECH

On the other hand, inflation surprised as of the closing of 2007. Although inflation presented a strong increase during the first four months of the year, (IPC -Consumer Price Index) presented an annual variation of 6.26% in April), from May, corrections were present, guided by the behaviour of food prices. Thus, the IPC annual growth rhythm was below 5.0%. Notwithstanding the correction registered, food prices had a not very favourable behaviour in December. IPC of this group grew 0.82% monthly and thus closed the year with an 8.5% growth. Total IPC grew 0.49% monthly in December and accumulated inflation in 2007 reached a level of 5.7%, 1.2 percentage points over the highest limit of the goal range established by the Central Bank (Banco de la República).

Consumer Price Index Total and Without Food


9%
8%
7%
6%
5%
4%
3%
Annual variation
Total
Without Food

Source: Corficolombiana estimates based on DANE data.

As a response to inflationary pressures, Banco de la República has increased the intervention rate in 350 basic points from April 2006. At present this rate is 9.5%.

Continúa....

In the same period, as a response to this increase, the DTF (Financing system average term deposit certificates capture rate to 90 days) has showed an increase of more than 300 basic points, mainly concentrated in the second half of the last year (and supported by the imposition of a marginal cash reserve on the different types of deposits of the financial system).

As a reflection of a monetary contraction policy, consumption credit interest rate has presented an increase trend from April of the former year. After having been located around 19%, consumption rate has increased to levels of nearly 25%, thus limiting the accelerated growth of this type of credit disbursements. This change in the monetary position of the Central Bank has had an impact (although a limited one) on the dynamics of credit, detaining its elevated growing rhythm.

Disbursements and consumption credit interest rate


2500000
2000000
1500000
1000000
500000
0
Million Pesos
Rate
Disbursement
27
25
23
21
19
17
15
%

Source: Corficolombiana estimates based on Banco de la República data.

Local financial markets

In the second half of 2007 behaviour of local markets was highly related to the international context. A greater deterioration of the construction sector in the United States and the liberation of the effects of a crisis of high risk credit markets on the main international financial markets generated high volatility in the behaviour of emergent economies assets. As a consequence of recession perspectives in the United States in the first half of 2008 and of greater cuts in the objective rate of federal funds, local markets closed 2007 with a mixed behaviour. Whilst corporate debt valuated along the year (7% per annum), public debt only presented a valuation of 0.9% (Corficolombiana IDP). The variable yield market was the most affected by the international financial turbulence at the end of the year. IGBC (Colombian Stock Market General Index) closed the year with a devalorisation of 4.2%.

Finally, the Peso continued with its appreciation trend as a consequence of the expectations for a greater differential in interest rates. Given the economic perspectives of the United States and the high probability of an intervention interest rate in the United States for about the middle of 2008 nearly 200 basic points under the rate in force about the middle of 2007, market agents generated a greater demand of Dollars resulting in important drops in the quotation as of the closing of 2007.

Continúa....

Behaviour of local markets - 2007


110
105
100
95
90
85
80
02-Jan-07 = 100
IDC
IDP
IGBC
COP/USD

Source: BVC, Superintendence of Finance and Corficolombiana.

In general terms, the second semester of 2007 was not a positive one for local markets. Additional to an adverse external context the domestic inflation panorama and the anticipation of increases in the intervention rate of the Central Bank (Banco de la República) limited the valorisation of local assets.

Financial Sector

Notwithstanding increases in economy interest rates and turbulence in international financial markets, the Colombian financial system presented a positive behaviour during the first three quarters of 2007. According with official figures, in said period the financial institutions GIP grew 7.8% per annum, a higher rate than the growth registered during 2006 (1.4%). Nevertheless, this acceleration obeys in part to the statistical effect generated by the contraction recorded in the second quarter of 2006 (generated by the TES (Government Bonds) crisis of May 2006), that implied an annual growth rate of near 16% in the second quarter of 2007.

Results reported by Superintendencia Financiera as of November 2007 confirm the sustainability of the recovery observed from the second quarter of the previous year. According with the communication issued by the entity, profits of all the system reached 9.4 billion Pesos between January and November, 1.4 billion more than during the same period of 2006. Finally, thanks to the solid fundamentals of the Colombian economy, profitability indicators of the system have not presented abrupt drops in the presence of market crisis. Although profitability indicators as of November are under those registered in November 2006, they continue reflecting the dynamics of the sector. Whilst in November 2006 the ROA (Return on Equity) and the ROE (Return on Assets) for the whole system were in 2.7% and 16.7%, respectively, in November 2007 they decreased to 2.4% and 16.0%.

Finally, re-composition of the financial system assets has continued in the last months of 2007. As a consequence of volatility of local markets and an increase of interest rates, financial entities have reduced participation in investments in the total assets and increased participation in the portfolio. Whilst in January 2006 investments represented 33% of the total assets and portfolio 48%, in October 2007 investments participation decreased to 19% and of portfolio increased to 59%.

Continúa....

Composition of the asset of financial institutions


100%
80%
60%
40%
20%
0%
Total asset participation
Portfolio
Investments
Oct-99
Oct-00
Oct-01
Oct-02
Oct-03
Oct-04
Oct-05
Oct-06
Oct-07

Source: Superintendencia Financiera.

Perspectives 2008

Economic perspectives for 2008 are based on a global economic de-acceleration panorama. The International Monetary Fund estimates a generalised de-acceleration of the global growth rhythm guided greatly by the effects of the mortgage market crisis in the United States. According with the World Economic Outlook (October 2007), global production shall pass from a 5.4% growth in 2006 to 5.2% in 2007 and 4.8% in 2008. This growth prediction for 2008 implies a review of 0.4 percentage points down with respect to the prediction published in the July 2007 edition. Nevertheless, the strongest review downwards is present in the growth prediction for the United States GIP, from 2.8% (July edition) to 1.9% (expected for 2008).

Additionally, the IMF expects a different panorama with respect to primary good prices. Whilst it is predicted that manufacture and oil prices grow 2.8% and 9.5% during 2008 respectively, non energy primary good prices shall present a 6.7% drop after having grown an average of 17.0% during the 2004-2007 period.

Although a lower rhythm is expected in growth of economic activity, the expansion rate of 6.2% estimated by Corficolombiana continues to be higher than the average growth of the two last decades. Estimated de-acceleration obeys mainly to two factors: first, a higher real interest rate during the first semester of the year. Internal demand must reduce its growth rhythm as a consequence of a lower growth of credit. In the second place, it is expected that de-acceleration of the economic activity in the United States shall be worse during the first semester of the year due to the continuous deterioration of the real estate market and a lower growth rhythm of private consumption in that country.

Continúa....

GIP as per demand (2007-2008)


Importations
Exportations
Capital Gross Formation
Government Final consumption
House final consumption
GIP
2008
2007
0%
5%
10%
15%
20%
Annual variation

Source: Corficolombiana estimates.

MAIN FIGURES OF THE CORPORATION

General Balance

As of the closing of the second semester of 2007 the Corporation recorded total assets for $3.400.097 million, the most important item being investments that recorded a balance of $2.679.552 and represent 78.81% of total assets.

Total liabilities as of December 2007 were of $1.606.878 million the most important items being CDT deposits (term deposit certificates) and savings accounts that recorded a value of $962.226 million, and inter-banking operations and repos for an amount of $544.617 million.

The Corporation's equity as of December 2007 was of $1.793.219 Million, placing the Corporation in the fourth place of the total financial system, after the equity of Bancolombia, Banco de Bogotá and Davivienda banks.

Solvency report at the closing of 2007 was 51.11%, higher than the indicator recorded as of June 2007, of 48.64%.

Losses and Profits

The Corporation recorded a net profit of $100.399 Million as of the closing of the second semester of 2007, for a profit of $205.632 million in the year.

Continúa....

DATE	NET PROFIT
Jun-06	114,547
Dec-06	558,278
Jun-07	105,263
Dec-07	100,399

Amounts in million pesos

During the second semester of 2007 investment business was the main income generator through the dividend item and other income related with special operations; treasury and investment bank businesses are another important item of the result statement, although in a lower proportion. Sale of goods received in payment and fix assets continues to generate important revenues for the Corporation.

During the period July-December 2007 the net operational result recorded a value of $54.429 million, for an accumulated value of $130.826 million in the year.

DATE	NET OPERAT. RESULTS
Jun-06	107,382
Dec-06	548,275
Jun-07	76,397
Dec-07	54,429

Amounts in million pesos

During the second semester dividends for $64.909 Million were received in the capital investment business, valuation of negotiable investments generated income for $9.866 million and revenue for fees was recorded for $2.145 Million. On December 26 the merger with the company Proyectos de Enegia S.A. (PESA) took place. The Corporation received assets for $176.155 million mainly represented in the investment in Empresa de Energía de Bogotá stock for an amount of $134.494 million and accounts receivable for $38.365 million of ISA, product of the sale of the Betania sub-station on December; liabilities received in the merger amounted $938 million, and the total balance of the merger operation generated a net profit of $12.686,6 million.

With respect to treasury business, including portfolio valuation, trading and foreign currency market, it generated $51.862 million in net revenues during the second semester of 2007. The business value had a total contribution of $91.873 million on the year.

The investment bank business participated in the net operational result with commissions for $6.314 million in the second semester, for an income accumulated of $10.577 million in 2007.

Another important item of the Corporation´s income was the sale of goods received in payment and of fixed assets that in the second semester generated a net income for $12.500 million; in the accumulated year this item recorded an income of more than $30.000 million for the Corporation.

COMMERCIAL ACTIVITY

Marketing

Continúa....

With the purpose of strengthening the development of commercial synergies between the corporation and its financial subsidiaries, in the second semester of 2007 the structure of the marketing area was re-designed to direct it as a strategic support in the development of new products and commercial integration for all the companies. The aforementioned together with a strategic lining up work with the subsidiaries will strengthen and deepen commercial relationships with our clients, through an integral offer of products and services with an aggregate value.

In order to warrant continuity of the work done to adopt a new image, we worked on the concept design and publicity items for the 2008 campaign, oriented to consolidate our position as an innovative entity in the areas of design, creation, and administration and in the investment portfolio distribution areas.

With the purpose of gaining better functionality and giving our Internet website new technologic tools, the design of an updating plan was finished and shall be implemented during the first semester of 2008.

Private Bank

Work done during the first semester in the placement of AVAL and ISAGEN stock served as support for actively participating in the presentation of new investment alternatives for our clients. Together with our subsidiary Casa de Bolsa and with the investment bank unit, we undertook the commercialisation of ECOPETROL and ISA stock issuances that were well received.

To be able to offer innovating investment options, adjusted to the risk and profitability profiles of our clients, we structured, distributed and placed the first structured note for the private bank segment together with our subsidiary Fiduciaria Corficolombiana and the correspondent bank Societe General. This operation ended on November with highly satisfactory results for the parts involved. This is the beginning of a new way in the decision to offer our clients a broad portfolio of investment possibilities for their equities.

Work done with the Casa de Bolsa subsidiary was especially productive during the second semester of 2007; commissions for a value of $584 million were generated, 157% higher than the value generated during the first semester. The value of accumulated commissions during the year amounted $957 million, a 93% increase with respect to commissions executed in 2006.

Attainment of deposits for the Corporation and the subsidiaries was surrounded by an increase in interest rates. In the special case of the Corporation this implied a strict management of capture costs control; work done allowed maintaining average deposits for $315.000 million with a lower cost of more than 80 basic points, compared with the generated in the institutional market.

Attainment of deposits for the subsidiaries was highly positive, growing 8% in the second semester of 2007, differentiated in deposits for the Leasing company with a balance as of the closing of the year of $224.000 million, representing an annual growth of 31.4%. Deposits channelled towards funds administered by the Fiduciary presented a recovery, obtaining as a result a final balance of $73.000 million, a 40% growth in the second semester and 31.24% in the year.

Year 2008 shall allow the consolidation of the Private Bank unit that has quickly become a distribution channel for specialised and new products for the natural high income persons segment.

CURRENCY DESK

Economic behaviour of the year generated a low profitability environment in Treasury. Notwithstanding, the Currency Desk of the Corporation continued during this period to be one of the main leader participants in markets. Its important presence continues within the Market Creators of the Ministry of Finance and Public Credit occupying the 8th place within the general ranking as of December 2007, with a 5.44%

Continúa....

participation in the primary market and 11.33% of the secondary market (SEN).

In the foreign currency and derivatives market we continue having an important presence both with local clients and with international clients who operate in the Colombian market. As of the closing of 2007, our derivatives portfolio Peso / Dollar amounted the sum of USD $ 1.686 million what means an increase of 38.2%, compared with December 2006. The Corporation's participation in this market during 2007 was of 5.24 %. In 2007, the Corporation's participation in the Spot Peso/ Dollar was 15.81%, remaining as the leader institution in the Colombian market. It is important to note that due to normative restrictions by the Central Bank (Banco de la República), with respect to the Gross financial gearing position, the Peso/Dollar derivatives market is growing significantly abroad; notwithstanding the Corporation was able to slightly increase its participation.

The Corporation was also successfully present in international markets with trading operations in American Treasury bonds and also in other Latin American currencies as the Real/Dolllar and recently Mexican Peso/Dollar. Expectations for income generation seem to promise success, sharing the expertise gained in local markets; and take advantage of relative value opportunities in Latin American currencies that are co-related to the domestic currency.

As of December 31, 2007 the fixed income investment portfolio of the Corporation amounted $1.048.481 million, maintaining its level compared to the 2006 closing. Positions were taken especially in the second semester, mostly indexed to the DTF.

The Corporation shall continue to explore other markets mainly in derivatives during 2008; this market has growing potential, looking for the most efficient way to invest liquidity surplus of the Entity and maximise its profits.

CAPITAL INVESTMENTS

Variable income portfolio of the Corporation is composed of investments in different sectors of the economy. The focus of the portfolio in the infrastructure sector (Gas, Energy, Road, Airport, Water Treatment Concessions and Fuels) stands out, a strategic sector for the Corporation where we intend to continue investing due to its dividend stable flow and low return periods.

The second semester of 2007 continued to favour in terms of growth, the sectors where the Corporation has its main investments. With figures to the third quarter we may observe a total GIP accumulated growth of 7.35%, and it is necessary to emphasise that the "Transportation and Communication" sector leads growth rates in the third quarter with an increase of 10.90%. Although de-acceleration signals may be observed in important economy items as "Construction" and "Financial Services", the diversified portfolio of Corficolombiana continues to yield a balanced growth and a stable flow of dividends.

Composition of the variable revenue portfolio by sectors
At value in books December 2007
100% = $1.9 Billion

Continúa....


CONSUMPTION 1%
ENERGY 12%
CONCESSIONS 10%
FINANCIAL 12%
AGRO 6%
TECHNOLOGY 0%
MINING 2%
TIMBER 3%
REAL ESTATE 2%
INDUSTRIAL 2%
HOTELS 6%
HYDROCARBONS 2%
GAS 42%

The accounting valuation of the consolidated portfolio of the Corporation as of December 31, 2007 (including provisions and appreciations/devaluations) reached the amount of $1.873 billion Pesos, compared to the aggregate of $1.539 billion as of June 30, 2007. The increase in the portfolio value obeys mainly to the valuation of our investment in Promigas, which price in the Stock Exchange increased 58.6% in the semester. Within the other investments quoting in the Stock Exchange, the second semester of 2007 brought increases in the shares of Mineros (22.9%), Gas Natural (11.7%) and Banco de Occidente (8.0%). In the same period Tablemac shares depreciated (-1.0%), although they showed a 49.3% growth. Stock of Adecaña, Eternit, Ingenio La Cabaña and Textiles Espinal presented no variation in the comparison period. We may conclude that along 2007 the portion of Corficolombiana's portfolio quoting in the Stock Exchange behaved favourably with an appreciation of more than 30% compared to a 4.2% drop observed in the IGBC (General Index of the Colombian Stock Exchange).

Corficolombiana closed the second semester of 2007 recording income for dividends generated by the portfolio companies for $64,909 million, 4.2% higher than during the second semester of 2006.

Our road concessions PISA (Proyectos de Infraestructura S.A.) and Coviandes/Epiandes observed excellent operative results during the company period January-June 2007 boosted by the high growth in vehicle traffic, that resulted in higher dividends than those predicted for the second semester. Our specialised financing services companies, both leasing and fiduciary services, have also been favoured by market dynamism during 2007.

Leader companies in income generation are as follows, in their order: PISA, Promigás, Coviandes/Epiandes, Empresa Energía de Bogotá, Leasing Corficolombiana, and Hoteles Estelar, remembering that an important portion of the dividends distributed by EEB were indirectly recorded up to 2007 by means of other income generated by Proyectos de Energía S.A.

Continúa....

Table 1. Operating revenue variable income investments

Vice Presidency Revenues Investments	2006	2007	I semester 2007	II semester 2007
Dividends (1)	143.172	136.786	71.877	64.909
Valuation (2) (3)	535.224	3.824	(6.042)	9.866
Stock Sale Profits	25.128	10.458	(163)	10.621
Commissions	14.358	4.392	2.247	2.145
Difference in exchange (4)	(54)	10.591	10.591	-
Total investments	**717.828**	**166.051**	**78.509**	**87.541**

(1) For 2006 it includes extraordinary dividends of Concecol for $28,000 million for sale of Corfivalle stock in 2005.
(2) For 2006 it includes $504,491 million of valorisation for change in marketability of Promigas shares in October
(3) Valuation of investments in high and medium marketability negotiable shares increases in semester II 2007 due to increases in market prices of some stock participations of the Corporation.
(4) Income generation for Difference in Exchange and Others (Revenue for interest) are related to the cancellation of Proyectos de Energía S.A.liabilities.

In the second semester of 2007 important transactions were made in order to consolidate even more the Corporation's portfolio. The merger of Proyectos de Energía S.A. with Corficolombiana concluded in December 2007 stands out, which granted direct property to Corficolombiana of the Empresa Energía de Bogotá S.A. E.S.P stock. Together with this operation the sale process of the Electric Substation of Betania concluded that represented an extraordinary income to PESA prior to the merger.

On the other hand, sale processes for the Corporation participations (in parenthesis) in Colmotores S.A. (0,12%) and IBC Solutions (37,50%) ended in the semester . Additionally, a write-off by means of liquidation of the investments in General de Inversiones S.A. (holding company inactive for many years) took place, Estudios y Desarrollos de Infraestructura S.A. (consortium with its one only purpose extinguished) and Promotora Inmobiliaria la Esperanza S.A. (with its purpose extinguished after the sale of a lot that produced for the company Figoríficos Colombianos S.A.).

INVESTMENT PORTFOLIOS

During the second semester of 2007, the Corporation, through the Vice Presidency of Investment Portfolios has continued the structuring and start-up of Private Capital Funds (PCF), with the main focus on the initiatives of a PCF in Infrastructure and another in the real estate sector; also in support to Fiduciaria Corficolombiana in structuring of initiatives around this type of vehicles.

With respect to the structuring and start up issue of Private Capital Funds, following are important facts that during the second semester of 2007 have been taken into account with the purpose of the launching of the aforementioned funds during 2008:

PCF in Infrastructure

With regard to the design of the legal framework of the Fund, during the second semester of 2007 we developed, together with Holguín Neira & Pombo, the preparation of the contract of adhesion to the Fund that is, basically, the model contract that shall govern relationships and acts among administrators and subscribers of the Fund.

Additionally, flow raising tasks for possible investments for the Fund also began bearing in mind the search for investment options in Colombia, Chile, Peru and Central America, with the result of the first participations of the Corporation with the purpose of an access to investments for the Fund, as follows:

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Privatisation of Energy Companies: Corficolombiana, together with a competent Operator in the sector participated in the privatisation process of five Colombian energy companies (Cundinamarca, Meta, Santander, Norte de Santander y Boyacá).

At present the process has been suspended and we await its reopening by the Government.

Bid for West Airports: Also, Corficolombiana, associated with AENA Internacional, submitted an offer through Promesa de Sociedad Futura, within the framework of Bid No. 7000132 - OL of 2007 of Aeronáutica Civil and the Olaya Herrera Airport for the administration, operation, commercial exploitation, adaptation, modernisation and maintenance of the Medellín, Rionegro, Quibdo, Montería, Carepa and Corozal airports.

The adaptation and modernisation required by the grantors included among others, acts on strips, national and international terminals and airport equipment and of airport security, with an investment estimated by the structurer of 0.3 billion Pesos.

The process for offer submittal was extended from December 17, 2007 to January 17, 2008, expecting the study and award of them for February 28, 2008.

Real estate PCF

During the second semester of 2007, with respect to the Real Estate Private Capital Fund PCF, work was done in order to structure the business the Fund shall offer its investors, focusing efforts mainly in the construction of a large scale and high potential of aggregate value investment opportunities flow in real estate assets (except for dwelling).

In general, objective real estate assets shall be divided in two: i) Already existing real estate for rent and sale business, and ii) development of projects on which the Fund shall participate in planning, design, construction and commercialisation processes.

INVESTMENT BANKING

2007 characterised by the boom of stock issue. In this product, the Corporation´s investment banking stood out for having successfully made the placement of Grupo Aval and ISA.

During the same year, the strategy for extending the business market to the regions where the Corporation is present was also consolidated, so that they were able to contribute with the third part of the area incomes.

Bonds market was depressed during the year due to the generalised illiquidity of fixed income titles and regulatory limitations for their settlement. Nevertheless this unfavourable environment, the Corporation was able to successfully place new issuer bonds as GMAC and Alquería.

Investment banking mobilised total resources for $1.614.519 million Pesos during 2007.

Main businesses executed during the second semester of 2007 were as follows:

Structuring and Placement of Titles in the Capital Market. The following were structured: ISA Stock Issue for $399.045 million, ordinary bond issue of Alquería for $35.200 million and ordinary bond issue of GMAC for $79.634 million.

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Syndicated Credits. A syndicate for Credivalores for $93.000 million was structured and distributed.

Mergers and Acquisitions. In the second semester of 2007 the valuation and sale of Ruitoque S.A. E.S.P. were made for a value of $6.500 million Pesos.

Finally, the Economic Research area has developed new analysis and opinion tools through market reports and stock analysis.

It is also emphasised that Corficolombiana occupied the fourth place in the year in the monthly poll "expectations for inflation and rate of exchange in 2007" of Banco de la República.

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REAL ESTATE MANAGEMENT

During the second half of 2007 real estate was sold for $20.541 million, represented in Goods received in payment during former periods, goods free from encumbrance, fixed assets not used in the operation and real estate in investment trusts.

Sales mainly represented in lots, offices and business places left a positive impact in the Loss and Profit Statement of $12.535 million and the balance of dations in payment went from $51.569 million in June 30, 2007 to $45.986 million in December 31, 2007.

In order to obtain these sales, the Corporation continued with the different sales channels among which are Grupo Aval – Viviendas Planificadas S.A., Valora S.A and Gerencia Nacional de Inmuebles that directly or through intermediaries obtained the greatest volume in sales.

During 2007 (including the first and second semesters) real estate sales amounted the sum of $50.952 million including Goods Received in Payment, Goods Free from Encumbrance, real estate in Investment Trusts and Fixed Assets not used in the operation. These sales left a positive impact on the Profit and Loss Statement for $ 31.189 million.

FINANCIAL SUBSIDIARIES

Fiduciaria Corficolombiana

Results obtained by Fiduciaria Corficolombiana in 2007 were important, net profit for company year 2007 was of $7.001 million showing a patrimony return for its stockholders of 23.3%. Income for commissions and fees in 2007 amounted $20.450 million with an important growth of 16.2% compared to income on 2006.

The value of assets administered of $4.6 billion as of the closing of 2007 places Fiduciaria Corficolombiana within the first ten trust companies in trust assets in the country. With respect to the Balance Sheet, we would like to emphasise that Fiduciaria Corficolombiana´s equity as of the closing of 2007 amounted $30.114 million, a 13% growth compared with December 2006 when equity amounted $26.582 million. Total liabilities were of $6.491 million and assets of $36.606 million, which figure includes the sum of $27.629 million of the Fiduciaria's own portfolio.

During 2008 Fiduciaria Corficolombiana shall continue with the strategy of strengthening Investment Trust businesses with the launching of Private Capital Funds together with Corficolombiana. The focus of the Corporation is additionally oriented to be the first Investment Banking player in the country and the trust company shall be the vehicle for projects that require trust schemes.

Leasing Corficolombiana

The company recorded as of the closing of 2007 an increase of 8.4% in the balance of Net Goods in Leasing, from $489.438 million in December 2006 to $530.313 million at the end of 2007.

Entity profits closed in $12.373 million, resulting in a decrease of 6.6% compared with the results obtained at the end of 2006, of $13.251 million. Results for the year were affected by the deferred provision originated in the implementation of the Credit Reference Model (Modelo de Referencia Crediticia) of $2.925 million.

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Equity closed in $58.030 million what represents an increase of 14% with respect to the $50.738 million recorded as of the closing of 2006 and solvency indicator closed in 11.07%, compared with the legal minimum required of 9%; capitalisation of the company for $5.246 million was approved at the August 2007 assembly by means of the distribution of dividends in stock over the first semester of year profits.

Casa de Bolsa

During the second semester of 2007, Casa de Bolsa presented an increase in the number of operations made through the Stock Exchange of Colombia (BVC) of 86.9%. The company participated in 3 massive stock issuing processes of the companies Isagen, Ecopetrol and ISA that took place in the Colombian stock market during this second half of the year.

Second semester 2007 profits grew in 652.2% compared to profits obtained during the first semester of 2007, from $505,97 million to $3.805,74 million; this behaviour is mainly explained by the valorisation of the CSE (Colombian Stock Exchange) stock. Additionally, the net result of the year was higher in 183,2% compared to the closing of 2006; as of December 2007 it recorded an operative profit of $3.883,86 million.

As of the closing of 2007, company assets amounted $20.495.42 million, with a 158.9% growth compared with the closing of the first semester of 2007 and of 146.93% compared with the closing of the former year. Equity presented a 52.68% growth in the semester and 54.03% in the year, recording as of December 2007 a balance of $11.480,17 million; this increase is the result of the capitalisation of profits and results generated in the semester.

Banco Corfivalle (Panama)

As of the closing of 2007, Banco Corfivalle (Panama) recorded total assets of USD $32.727.242, where the most important item is that of investments that represent 93.72% of total assets. As of December 2007 the liabilities balance was of USD $26.504.274, public deposits representing 94.90% of total assets. Equity reached a value of USD $6.222.968 as of the closing of 2007. Profits generated by the entity in 2007 reached the sum of USD $182.154; the most important income corresponds to interest generated by fixed income investments.

RISK ADMINISTRATION

Credit Risk Administration System (SARC)

Given that at present the Corporation has no portfolio in its balance, the SARC of Corficolombiana had served as the base in the business analysis of the lines currency desk businesses, investments in the real sector, investment banking and portfolio administration.

Market Risk

Control structure as a main principle has the adequate function segregation in front, middle and back office activities.

The company has adequate technological resources for the control and monitoring of treasury risks, particularly measurement of market risks and valuation of fixed revenue investment portfolios and foreign currency;

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The Corporation has an on-line module that allows control of risk positions per portfolio, as well as compliance with authorised policies on maximum terms. Additionally, the Middle Office produces daily reports on compliance with the limits, and submits a monthly report to the Board of Directors on the issue.

A committee also exists with members of the Board of Directors that meets to make decisions on the portfolio when important market movements that affect results occur.

These tools allow the adequate management of risks inherent to the treasury business. In the same way, investment has been made for training of personnel dedicated to the risk management task and there is an adequate and enough structure.

Liquidity Risk

Liquidity risk management is supported in the compliance of External Circular Letter 042 of September 27, 2001. In the ALCO Committee (Assets and Liabilities Committee), the weekly flow is reviewed to determine the Corporation liquidity profile both for the current and the following weeks. In the same way, there are short term and long term internal indicators with limits established and monitored monthly by the Board of Directors, a detail of which appears in the notes to the financial statements and that allow an adequate management of this risk.

Credit Risk

This risk is managed, particularly in the treasury business, through the approval of quotas distributed in different categories depending on the type of product; they may be combined in certain events according with the explanation in the notes to the financial statements.

In order to guarantee and monitor the compliance with these quotas, the Corporation has tools as the system on-line limit module where treasury operations are recorded and additionally, it is complemented with the counterparty limit module of transactional systems that are also managed by the risk area.

There are internationally accepted technical methodologies for the assignment of limits both for the financial and the non financial sector entities.

Operation Risk

CORFICOLOMBIANA has defined as operational risk, losses caused by faults or weaknesses in the processes, in the persons and in internal systems, or due to external events.

The most important improvements with respect to operation risk made in the second semester of 2007 are as follows:

- A methodology continued to be applied for the identification, measurement, control and monitoring of operation risks in all company processes: of the mission, strategic and of support. As of the closing of December 31st, identification, measurement and risk control steps were complied with.
- Continuing with the institutional training program, Operation Risk Officials in each area were trained, officials in charge of the record of operation risk events in the program developed for that purpose. With respect to the virtual training project, two test periods of the program were undertaken; we hope to have this tool in production from February 2008.

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- With respect to the operation risk data base, from August capture of operation risk events began. As of December 31st, the data base had 56 records.

- With regard to the Business Continuity Plan, DELIMA MARSH accompanied the Corporation for the development of this project. As of December 31st, the following phases were implemented: Business Impact Analysis, Definition of Strategies and Plan Construction by area. For the first semester of 2008 it has been planned to develop identified preventive tasks and make tests that assure the feasibility of its implementation should a high impact case be present.

Finally, the Superintendence of Finance issued Resolution 1865 of October 17, 2007 whereby accounts are included to record the Operation Risk in account only plans (PUC). The purpose: that watched over entities make accounting records in these accounts those operation risk events that had an impact on the L&P The resolution is in force from January 2008 and in order to ensure its implementation with no problems, the Superintendence designed a test plan that was successfully executed during December.

Assets laundering risk

The assets laundering risk and the financing of terrorism are defined as the possibility of economic loss or of harm to the good name that the Corporation could suffer should it be used directly or through its operations as an instrument to and/or to channel resources for terrorism activities or when it hides assets from such activities through the entity.

By virtue of the aforementioned, and being conscious of its compromise to fight against criminal organisations, the Corporation has adopted the necessary mechanisms to avoid the occurrence of these events that may negatively affect its results and its business. This is why Corporación Financiera Colombiana has a System for Preventing Assets Laundering and Terrorism Financing SARLAFT, that has been integrated by stages and elements that contain the policies, procedures and methodologies for the identification, evaluation and control and monitoring of these risks, and knowledge of the client and its operations with the Corporation, market segments attended, monitoring of transactions, training of personnel and co-operation with the authorities. This system is contained in the SARLAFT manual approved by the Board of Directors, and is administered by the Compliance Official who is responsible for constantly evaluating prevention mechanisms in order to establish their effectiveness and compliance by every official of the Corporation.

The SARLAFT was created by Superintendencia Financiera de Colombia by means of External Letter 22 of April 19, 2007, and thus modified the Integral System for Preventing Assets Laundering SIPLA. For this reason the Board of Directors, following the recommendation by the administration and the Compliance Officer, approved the corresponding updates to the SARLAFT Manual in the second half of 2007.

Supervision of controls for preventing these risks is done by the Compliance Official and his substitute; Management and the Board of Directors also supervise through the reports submitted by the Compliance Official. Additionally the Comptrollership and the Statutory Auditor Office make their evaluations with the purpose of evaluating if internal controls established are being efficient to prevent the risk.

ADMINISTRATIVE SITUATION

As of December 31, 2007, the Corporation had 326 employees what represents an increase of 1.88% with respect to the 320 employees who began the year. 2007 was very important for the consolidation and development of the Corporation.

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During the year, actions developed within the management of the entity were oriented towards the strategic strengthening of businesses, processes and management systems enhancement, modernisation of the technologic and physical platform and the consolidation of a risk management culture, among others.

Synergies were also increased among the different areas of the Corporation and its Financial Subsidiaries, joining efforts and knowledge in order to multiply commercial opportunities.

TECHNOLOGICAL ADVANCES

During the second half of 2007 the IT area continued developing its technologic platform with important support projects to the daily operation of the Corporation, as:

- Elaboration of the Recovery of I.T. Disasters Plan (DRP).
- Installation and configuration of the computation central equipment update project as implementation of operational risk requirements.
- Unification of the communications infrastructure at a national level, optimising connection between regions, offices and the Direction General of the Corporation and its financial subsidiaries.
- Integration of the Business Intelligence strategic plan with the BPM Corporate strategy and with operational risk projects (SARO) and assets laundering risk (SARLAFT)
- Re-design of the only client project for Corficolombiana and financial subsidiaries.

In compliance with numeral 4 of article 47 of Law 222 of 1995, modified by Law 603 of 2000, Corporación Financiera Colombiana S.A. applied totally the regulations on intellectual property and copyrights. Products and programs covered by copyrights are duly licensed.

AUDIT COMMITTEE

The Audit committee, as a support unit to the functions carried out by the Board of Directors of the Corporation for the implementation and supervision of internal control of the Corporation, hold meetings on July 18 and December 5, 2007 where they analysed among other topics, those hereinafter detailed, with the purpose of evaluating the Corporation internal control structure:

a) Financial Statements as of October 2007.
b) Qualification portfolio as of October 2007.

c) The Committee supervised the adequate application of rules related to the Integral System for the Prevention of Money Laundering, ensuring the existence of the necessary controls to avoid the Corporation being used as an instrument for carrying out illicit activities.

d) It supervised the functions and activities of the Auditor Office on aspects such as:
   - Audit evaluation reports to the different areas, products and affiliates of the Corporation.
   - Follow-ups carried out by the audit office based on the answers given by the different managers of the evaluated areas.
   - Follow-up and control statistics based on planning.

e) It reviewed the letters received from the Superintendence of Finance of Colombia with the corresponding answers and improvement follow-up.
f) Reviewed the reports received from the Statutory Auditor Office with the corresponding answers and improvement follow-up.
g) The minutes of the ALCO Committee were analysed and evaluated.

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h) In the Committees of July 18 and December 5, 2007, the President of the Corporation submitted a report to the Audit Committee related to the disclosing and control system of financial information of the Corporation where it states that there has been no deficiency in internal controls that have hindered the Corporation from recording, processing, summarising and adequately presenting the financial information, and that no fraud has occurred that have affected the quality of the financial information of the Corporation.

As a result, we may observe the following:

- Structure, environment and control activities according with the objectives of the Corporation which provide the adequate security to manage risks to which the Corporation is exposed.
- Independent Internal Audit Activities with respect to the activities they audit; their scope satisfies control needs of the Corporation.
- Follow-up of reports issued by the different control entities: Superintendence of Finance, Statutory Auditor Office, Internal Audit Office and I.T. Auditing.
- Reliability of the financial information, compliance with laws and applicable regulations.
- Compliance with necessary and enough controls to avoid the Corporation being used as an instrument to carry out delinquent activities.
- Enough documentation on activities, evaluations and Committee recommendations.

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ASSETS LAUNDERING PREVENTION AND CONTROL SYSTEM

In compliance with the provisions of articles 102 to 105 of the Financial System Organic Statute and in chapter XI of title I of External Circular Letter 07 of 1996 Basic Legal Circular Letter issued by the Superintendence of Finance of Colombia, the Corporation has implemented prevention mechanisms in order to avoid the entity being used to channel money coming from or with destination to delinquent activities.

By means of External Circular Letters 22 and 61 of 2007, the Superintendence of Finance of Colombia gave instructions so that entities supervised implement an asset laundering risk administration system and of terrorism financing SARLAFT. The Corporation then developed during the second half of the year the activities included in the implementation chronogram of the changes necessary in the prevention system to comply with the provisions of the Superintendence.

In fact, in December 2007 modifications to the Code of Ethics and the asset laundering risk administration system and of terrorism financing SARLAFT manual were approved.

The Corporation has a Compliance Unit within the structure of the organisation, directed by the Compliance Officer and with the human, technical and operative resources necessary to fulfil its prevention and control mission.

During the second semester of 2007 the Board of Directors and the Presidency evaluated the operation of the prevention system. To this effect, the 2007 Annual Compliance Plan was approved at the beginning of the year. The Presidency has permanently monitored its development and the Compliance Officer has presented reports to this respect to the Board of Directors as established by in force regulations.

Additional to monitoring work for knowledge of clients and their operations with the Corporation, knowledge of market segments attended, of transactions, of personnel training and cooperation with the authorities, during the aforementioned period activities related to the Only Client Project were performed by which the Corporation implements control mechanisms, follow-up and information management of the clients by means of the integration of data bases of the different businesses.

With respect to the duty of cooperation with the authorities, the Corporation timely prepared the reports established for the Information and Financial Analysis Unit of the Ministry of Finance.

Among its policies, the entity does not exonerate any client nor counterparty from filling de cash transaction form or from complying with the entailment requirements provided under external and internal regulations.

DISCLOSURE AND CONTROL SYSTEM FOR FINANCIAL INFORMATION

In compliance with the provisions of article 47 of Law 964 of 2005 on the responsibility of legal representatives of securities issuers, in the establishment and maintenance of adequate disclosure and control systems for financial information, during 2007, there have been no deficiencies in internal controls which have hindered the Corporation, to record, process, summarise and adequately present the financial information nor frauds have existed that affect the quality of the corporation financial information, nor changes in the methodology for the evaluation it.

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NEW LEGAL PROVISIONS

Measures for the efficiency and transparency in law 80

Congress of the Republic. Law 1150 of July 16, 2007 "Whereby measures are introduced for the efficiency and transparency of law 80 of 1993 and other general provisions are issued on contracting with public resources".

Within the most interesting aspects for the sector, are the following:

- Establishes a modification to paragraph of article 32 of law 80 of 1993, indicating that Credit Establishments, insurance companies, and other state financial institutions, shall not be subject to the provisions of the General Contracting Statute of the Public Administration and shall be governed by the legal and regulatory provisions applicable to such activities. Notwithstanding, in their contractual activity they shall be subject to the provisions of article 13 that refers to the general principles of contractual activity for entities that are not subject to the General Contracting Statute of Public Administration, according with their special legal regime, the administrative function principles and of fiscal management under articles 209 and 267 of the Political Constitution, respectively as the case may be and shall be subject to the inabilities and incompatibilities regime legally provided for state contracting.

- With respect to investment in ordinary common funds, it adds numeral 5° of article 32 of Law 80 of 1993, with a subparagraph that establishes that selection of trust companies to be contracted, whether public or private, shall be rigorously done observing the bid proceeding or bid provided under the law. Notwithstanding, with respect to treasury surplus of state entities, it indicates that they may be invested directly in ordinary common funds managed by trust companies, with no need for using a public bid process.

- It indicates that Fondo Financiero de Proyectos de Desarrollo, FONADE (Development Projects Financial Fund) shall be governed by the norms of the Contracting General Statute of the Public Administration contained under law 80 of 1993 and in the other regulations that modify, derogate or addition it.

Representation offices of foreign financial institutions, re-insurers and stock market.

Ministry of Finance and Public Credit. Decree 2558 of July 6, 2007 "Whereby the regime for financial institutions, re-insurers and the stock market abroad representation offices is issued and other provisions are issued"

Within the aspects regulated by the Decree are, among others, the following:

- Regimen de aperture of foreign financial institutions, of foreign re-insurer institutions and of foreign stock market institutions.
- Exceptions to "regimen de aperture" (Requirements foreign financial entities must comply with in order to operate in Colombia)
- Requirements for establishing a representation office
- Representation of foreign institutions through a parent, affiliate or subsidiary established in Colombia
- Services authorised to the representation offices of foreign financial institutions and stock markets
- Prohibitions

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- Promotion abroad of businesses of stock exchange commission companies Stockbroking companies established in Colombia
- Local correspondents of Stockbroking companies

This decree expressly derogates decree 2951 of 2004 that established norms on the activity of financial institutions and re-insurers abroad representative offices.

Counterparty central risk chambers

Ministry of Finance and Public Credit. Decree 2893 of 2007 "Whereby Counterparty Central Risk Chambers are regulated and other provisions are issued".

This decree regulates the constitution and organisation of counterparty central risk chambers. Some of the most important aspects of the regulation are as follows:

- Risk chambers shall be set up as public limited companies with exclusive purpose and comply with the provisions of article 53 of EOSF.
- They may perform their activity with respect to national or foreign securities registered in the RNVE, derivatives, contracts, products or goods that may be subject to transaction, including those that due to their nature are negotiated through agriculture and cattle goods and products, agro-industrial exchange or other commodities. Additionally, they may perform activities permitted by law with respect to foreign currency, in conformity with the regulations issued by the Central Bank (Banco de la República).
- The minimum capital to be accredited is of $19.000.000.000.
- At least 40% of the members that compose the Board of Directors shall be independent according with the provisions of the decree.
- Central risk chambers shall have as a minimum one risk committee and one audit committee.
- Individual credit quotas of financial institutions provided under decree 2360 of 1993 may reach up to 30% of the technical equity of the grantor when the purpose are active credit operations made with central risk chambers.

Public Offer.

Ministry of Finance and Public Credit. Decree 2938 of August 3, 2007 "Whereby Resolution 400 of 1995 of the General Room of the Superintendence of Securities (Superintendencia de Valores) is modified".

The following provisions of Resolution 400 were modified:

Numeral 2 of article 1.2.5.7. that provides that no acquisition public offer shall be made when the quality of the real beneficiary is obtained by means of the participation of an offer made in a privatisation process. Thus, the assumption where the quality of the real beneficiary is obtained through an auction at the stock exchange is eliminated.

In subparagraph 1 of article 1.2.5.15 that provides that before the formulation of a public offer, the bidder shall credit at the Stock Exchange the constitution of a guaranty supporting compliance with the resulting obligations.

A numeral providing that the guaranty may be a guaranty deposit in foreign currency, with the Stock Exchange as only beneficiary and transferable at its first requirement is added to this same article.

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Paragraph 1 of article 1.2.5.18 that provides that once the first notification of the competitor offer is published, acceptances for the first offer shall be automatically understood as made with respect to the competitor offer.

Instructions to Notaries for the prevention and control of assets laundering and financing of terrorism.

Superintendence of Notaries and Registry. Administrative Instruction 07 of August 3, 2007 "Mechanisms for the Prevention and Control of Assets Laundering and Financing of Terrorism".

The Superintendence of Notaries and Registry through this administrative instruction looks to establish some guidelines notaries of all the national territory must take into account, in order to identify suspicious activities and alert signals that they may be entailed to assets laundering or the financing of terrorism.

Thus it establishes that the entity shall pay special attention to any operation that independently from its amount or due to its nature has not an economic licit apparent purpose. Also, within alert signals that may appear in notary operations sensitive to being entailed to assets laundering, some actions or juridical businesses that demand special attention and supervision by the Notary Public and related to real estate, company settling up or liquidation and cancellation of mortgage encumbrances are important.

Voluntary liquidation of financial institutions.

Ministry of Finance and Public Credit. Decree 3530 of 2007 "Whereby subparagraph j) of numeral 2° of article 326 of Estatuto Orgánico del Sistema Financiero (Organic Statute of the Financial System) is regulated".

In conformity with the aforementioned decree, it is established that the Superintendence of Finance of Colombia prior to approving of the voluntary liquidation of the financial institutions under its inspection and vigilance, shall have verified that the corresponding institution has no obligations with the public for the concepts defined under numeral 2° of article 299 of the aforementioned Statute; this is to say that those balances in favour of creditors that have been excluded from the liquidation lump.

Securities public offers

Ministry of Finance and Public Credit. Decree 3780 of October 1st.2007 "Whereby provisions on securities public offers by means of the construction of the offers book and other provisions are issued".

With this decree a Second Section is added to the Second Chapter of Title Two of Part I of Resolution 400 of 1995, to regulate securities public offers by means of the construction of an offers book.

This mechanism is defined by establishing that it is a mechanism by which an issuer may determine price, distribution and assignment of securities to be issued and the size of the issuance, through the preliminary promotion of the securities and the subsequent record of demand orders on an offers book. All values registered at Registro Nacional de Valores y Emisores (National Registry of Securities and Issuers) may be thus offered.

The procedure is as follows: Authorisation is requested to make a securities public offer and the preliminary information prospect is registered at the Superintendence of Finance; promotion of securities to be offered begins; the book is then opened for recording offer reception, and all offers presented shall be received, among other, in equal conditions of access and transparency.

Once promotions have been done and demands for values offered have been received, the book closes for all bid addressees and the price or placement rate of the securities and the size of the issuance may be

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determined. This information is included in the final information prospect. Subsequently assignment and distribution of issued securities are made according with the quantity of securities requested.

Finally, it is stated that in the offers made as provided hereunder it shall be possible to addition already issued securities of the same type as part of the offer, recorded at the RNVE and already in the hands of the public. In all cases such possibility shall be foreseen from the beginning and may not be higher than 25% of the total issuance.

Instructions on the administration and management of collective portfolios.

Superintendence of Finance of Colombia. External circular letter 054 of October 30, 2007.

Exercising its legal power, the Superintendence of Finance of Colombia issues the new Title VIII of External Circular Letter 07 of 1996 (Legal Basic Circular Letter), that contains instructions on the administration and management of collective portfolios administered by stock exchange brokers, by investment management companies and trust companies.

Some of the issues regulated by Title VIII of External Circular Letter, and on which changes in collective portfolio management entities shall apply are the following:

- Accreditation of constitution and functioning requirements of collective portfolios.
- Administrative, technologic and human infrastructure.
- Minimum content of the regulations and prospects per modality of collective portfolios.
- Minimum content of resource delivery evidences and of the documents representing of participations in collective portfolios.
- Information disclosure obligations.
- Management report and rendering of the management company.
- Calculation of subscription amounts.
- Calculation of the maximum weighted term of securities in the case of collective portfolios of the monetary market.
- Application of Article 3 of Decree 1797 of 1999.
- Collective portfolios with compartments.
- Report or repo operations (repo), simultaneous and of temporary transfer of securities.
- Additional rules for the entrustment contained in the paragraph of article 51 of decree 2175.
- Regulatory examiner (auditor).
- Special rules for Private Capital Funds.
- Account only plans applicable.
- Additional considerations to the merger process of collective portfolios.
- Regulatory references.

Modifications to foreign capital portfolio investments in Colombia.

Ministry of Finance and Public Credit. Decree 4814 of December 14, 2007 "Whereby the General Regime for Foreign Capital Investment in Colombia and of Colombian capital abroad" is modified.

The following modifications to the foreign capital investment portfolio in Colombia are made:

- It is permitted that the deposit that shall be constituted at the time of canalisation of the portfolio investment may be constituted in Dollars or legal currency, settled at the "Market Representative Rate". Before this decree the deposit could only be constituted in legal currency.

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- Lower discount percentages are applied when there is a request for the restitution of the deposit before the maturity date, at the time or after their constitution. For example, discount percentage for the deposit with 6 months maturity that was of 9.4%, was lowered to 5.2%.

- "Should the restitution of the deposit be requested on the day of its constitution, the obligation shall be understood as complied with, with delivery to the Central Bank of the amount corresponding to the discount anticipated for such date".

OPERATIONS WITH STOCKHOLDERS AND ADMINISTRATORS

Operations made by the Corporation with its stockholders and administrators abide by the general policies of the entity. Such operations are duly detailed in the notes to the financial statements.

The Corporation states that according with the provisions of article 57 of Regulatory Decree 2649 of 1993, the information and statements that integrate the financial statements have been duly verified and obtained from the accounting records of the entity, prepared in conformity with accounting norms and principles established in Colombia.

PEDRO NEL OSPINA SANTA MARÍA
President

Note: the members of the Board of Directors welcomed the report presented by the President. It is placed on records that the information referred to under numeral 3 of article 446 of the Code of Trade was submitted, and admitted unanimously.

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Opinion and Financial Statements
As of December 31, 2007

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Deloitte.

STATUTORY AUDITOR'S REPORT

To the shareholders of
CORPORACION FINANCIERA COLOMBIANA S.A.

I have audited the general balances of CORPORACION FINANCIERA COLOMBIANA S.A. as of December 31st 2007 and June 30th, 2007 and the related statements of results, of changes in the equity of the shareholders and of cash flows for the semesters then ending. Those financial statements are the responsibility of the Corporation Management and were prepared based upon accounting instructions issued by the Colombian Superintendence of Finance (Superintendencia Financiera de Colombia). Among the functions assigned to me is to render an opinion on these financial statements based upon my audits thereof.

I obtained the necessary information to comply with my functions and to carry out my work according with audit standards generally accepted in Colombia. Such standards require that I plan and conduct the audit to obtain a reasonable assurance on whether the financial statements are free from significant misstatements. The audit of financial statements includes an examination on a test basis, of the evidence that supports the amounts and disclosures of the financial statements. It also includes the assessing of the accounting practices used and the accounting significant estimates made by the Management, and the overall financial statements presentation. I believe that my audits provide reasonable basis for expressing my opinion.

In my opinion, the aforementioned financial statements, taken from the accounting books, reasonably present the financial position of CORPORACION FINANCIERA COLOMBIANA S.A. as of December 31st 2007 and June 30th, 2007 the result of its operations, the changes in its equity, and its cash flows for the semesters then ended, in conformity with accounting guidelines and practices established by the Superintendence of Finance (Superintendencia Financiera), applied on a consistent basis.

Based upon my capacity as statutory auditor and the scope of my examinations as of December 31st 2007 and June 30th, 2007, I inform that accounting of the Corporation is carried in conformity with legal regulations and the accounting technique; operations recorded in the accounting books and the acts of Management were adjusted to the By-laws of the company and the decisions of the Shareholders Assembly and the Board of Directors; correspondence, account vouchers and minute and share registry books are duly kept and preserved; recording of provisions for goods received in payment, and the adoption of the Sistema de Administración de Riesgos de Mercado – SARM (Market Risks Management) were made, in all material aspects, in accordance with the criteria and proceedings established under Letter 100 of 1995 of Superintendence of Finance of Colombia; the management report is in good agreement with the basic financial statements, and contributions to Sistema de Seguridad Social Integral (Integral Social Security System) were duly and timely made. My evaluation of internal control, conducted with the purpose of establishing the scope of my audit tests indicates that the Corporation has followed adequate internal control and conservation and custody measures for its assets and those of third parties under its custody. My recommendations on internal controls have been stated in separate reports addressed to the Management.

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As indicated in Note 3, in compliance with the provisions of 1111 of 2006, Corficolombiana imputed in the semester ending on June 30th, 2007 as equity tax $3.071 million against the Equity Revalorisation account and $7.078 million against expenses of the period.

NELSON GERMAN SEGURA GARZON
Statutory Auditor
Professional Card N° 24750-T
January 29, 2008

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Financial Statements
July- December
2007

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CORPORACION FINANCIERA COLOMBIANA S. A.
General Balances
December 31 and June 30, 2007
(Stated in Million Colombian Pesos)

ASSET		As of: 31/12/2007 DD/MM/YYYY		As of: 30/06/2007 DD/MM/YYYY	
AVAILABLE	(Notes 5 and 25)	$	88,437.1	$	90,384.9
INTERBANK FUNDS SOLD AND RE-SALE AGREEMENTS (Note 6			167,043.8		141,968.1
INVESTMENTS	(Notes 7 y 25		2,679,662.4		2,416,833.6
Negotiable Debt Securities		227,813.3		294,720.3	
Negotiable Participative Securities		88,116.8		83,976.6	
To be held until maturity		41,468.2		18,444.7	
Available for Sale in Debt Securities		307,862.6		124,066.2	
Available for Sale in Paticipative Securities		1,661,606.2		1,446,562.6	
Investment Re-Purchase Rights		477,816.3		611,332.2	
Minus: Provision		(125,258.9)		(142,168.2)	
CREDIT PORTFOLIO	(Notes 8 and 25)		0.0		89.6
Commercial Loans, Other Guaranties		0.0		90.4	
Category A Normal		0.0		91.3	
Minus: Provision		0.0		(0.9)	
Minus: General Provision		0.0		(0.9)	
ACEPTACIONES Y DERIVATIVOS	(Note 9)		32,776.3		80,628.7
Derivatives		32,776.3		80,628.7	
Rights		4,298,214.5		4,081,660.8	
Obligations		(4,265,438.2)		(4,021,033.9)	
ACCOUNTS RECEIVABLE	(Notes 10 and 25)		80,617.3		60,916.3
Interest		650.9		346.6	
Commissions and Fees		4,900.7		4,456.5	
Payment on Account of Clients Commercial		3.4		3.8	
Other		76,923.6		58,208.6	
Minus: Provision		(1,861.2)		(2,098.3)	
REALISABLE GOODS AND RECEIVED IN PAYMENT (Note 11)			6,204.0		7,482.9
Goods Received in Payment Different to Housing		30,306.6		35,861.7	
Goods not used in Social Purpose		585.9		656.2	
Depreciation		0.0		(58.5)	
Minus: Provision		(24,687.8)		(29,026.6)	
PROPIEDADES Y EQUIPO	(Note 12)		10,913.6		11,388.2
Land, Buildings and Constructions in Progress		14,825.5		17,490.9	
Equipment, Furniture and Office Implements		9,064.3		8,942.1	
Computers		8,829.4		9,276.9	
Other		1,284.5		932.4	
Minus: Depreciation and Accumulated Amortisation		(23,190.2)		(24,969.1)	
Minus: Provision		0.0		(300.0)	
OTHER ASSETS	(Notes 13)		41,084.6		78,876.3
Permanent Contributions		83.2		83.2	
Early Expenses and Deferred Charges		2,652.7		2,618.1	
Other		60,167.1		98,983.6	
Minus: Provision		(21,808.4)		(22,910.5)	
VALORISATIONS	(Notes 7 and 25)		330,862.4		312,881.8
Investments Available for Sale in Participative Securities of Low or Min.Marketability or without quotation in the Stock Exch		310,310.6		292,973.0	
Property and Equipment		20,841.8		19,908.8	
DEVALORISATIONS	(Note 7)		(37,394.4)		(68,496.2)
Investments Available for Sale in Participative Securities of Low or Min. Marketability or without quotation in the Stock Exch		(37,394.4)		(68,496.2)	
TOTAL ASSET		$	3,400,097.9	$	3,112,424.0
CREDITOR CONTINGENT ACCOUNTS PER CONTRA (Note 23)	$		151,968.6		130,020.7
DEBTOR CONTINGENT ACCOUNTS	(Note 23)		314,962.3		361,798.1
DEBTOR ORDER ACCOUNTS	(Note 24)		7,640,622.9		6,798,447.4
CREDITOR ORDER ACCOUNTS PER CONTRA (Note 24)			3,926,468.2		4,659,086.6
TOTAL CONTINGENT AND ORDER ACCOUNTS		$	12,033,897.0	$	11,867,319.0

LIABILITIES AND EQUITY		A. 31/12/2007 DD/MM/YYYY		A: 30/06/2007 DD/MM/YYYY	
DEPOSITS AND CURRENT LIABILITIES	(Notes 14 and 25	$	965,148.6	$	887,803.3
Term Deposit Certificates		708,063.5		674,447.8	
Savings Deposits		258,162.9		188,673.4	
Other		2,922.1		4,382.1	
INTERBANK FUNDS PURCHASED AND RE-PURCHASE AGREEMENTS (Note 15)			544,616.6		616,910.4
BANK LOANS AND OTHER FINANCIAL OBLIGATIONS(Note 16)			0.0		29,408.1
Foreign Entities		0.0		29,408.1	
ACCOUNTS PAYABLE	(Notes 17 and 25)		82,887.7		67,112.8
Interest		12,204.1		11,068.9	
Commissions and Fees		3.6		3.6	
Dividends and Surplus		56,679.1		35,784.6	
Other		14,101.0		20,256.5	
OTHER LIABILITIES	(Note 18)		10,445.1		9,268.6
Consolidated Labour Obligations		1,916.6		1,489.4	
Early Income and Deferred Payments		7,290.4		6,678.0	
Retirement Pensions		1,239.2		1,102.2	
ESTIMATED LIABILITIES AND PROVISIONS	(Note 19)		3,880.1		12,178.2
Labour Obligations		1,174.3		1,631.6	
Taxes		0.5		5,476.3	
Other		2,605.3		5,163.3	
TOTAL EXTERNAL LIABILITIES			1,606,878.0		1,601,378.1
TOTAL LIABILITIES			1,606,878.0		1,601,378.1
EQUITY			1,793,219.0		1,511,048.8
SOCIAL CAPITAL Divided in 165.361.738 Shares with Nominal Value of $ 10.oo each	(Note 20)		1,653.6		1,653.6
RESERVES	(Note 21)		1,138,261.2		1,145,027.7
Legal Reserve		574,784.8		574,784.8	
Statutory and Occasional Reserves		563,476.4		570,242.9	
SUPERAVIT or DEFICIT			552,905.1		259,104.3
Non Realis.Profit or Losses in Inv.		289,447.1		14,720.7	
Available for Sale	(Note 22)				
Valorisations		330,862.4		312,881.8	
De-valorisations		(37,394.4)		(68,496.2)	
PROFIT OF THE PERIOD			100,398.9		106,263.1
TOTAL LIABILITIES AND EQUITY	$		3,400,097.9		3,112,424.0
CREDITOR CONTINGENT ACCOUNTS	(Note 23)	$	151,966.6	$	130,020.7
Indorsements and Guaranties		46,994.5		53,792.6	
Other Contingencies		104,972.1		76,228.1	
DEBTOR CONTINGENT ACCOUNTS PER CONTRA	(Note 23)		314,962.3		361,798.1
DEBTOR ORDER ACCOUNTS PER CONTRA	(Note 24)		7,640,622.9		6,798,447.4
CREDITOR ORDER ACCOUNTS	(Note 24)		3,926,468.2		4,659,086.6
TOTAL CONTINGENT AND ORDER ACCOUNTS		$	12,033,897.0	$	11,867,319.0
PROFIT PER SHARE (in Pesos)		$	607.07	$	647.10

See notes attached to the financial statements

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER (*)
T. P. 40896-T

NELSON GERMAN SEGURA GARZÓN
STATUTORY AUDITOR
T.P. No. 24780-T
Member of Deloitte & Touche Ltda.
(See attached report)

(*)The undersigned Legal Representative and Accountant, certify that w have previously verified the statements herein contained and that the financial statements have been truly taken from accounting books

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CORPORACION FINANCIERA COLOMBIANA S. A.
Profit and Loss Statements
December 31 and June 30, 2007
(Stated In Million Pesos)

		PERIODS BETWEEN			
		FROM 01-07-2007 DD/MM/YYYY	TO 31-12-2007 DD/MM/YYYY	FROM 01-01-2007 DD/MM/YYYY	TO 30-06-2007 DD/MM/YYYY
DIRECT OPERATIONAL REVENUE	(Note 26)	$	225,015.7	$	420,288.2
Interest and Amort.Discount Loan Portfolio and other interest		6,454.2		45,032.2	
Profit in Neg Investments Valuation Participative Securities		11,181.5		27,692.6	
Profit in Invest.Valuation to be held until Maturity		1,144.9		2,804.3	
Profit in Valuation Invest. Available for Sale Debt Securities		21,529.3		19,793.3	
Commissions and Fees		9,460.9		7,005.2	
Profit in Valuation of Derivatives		68,716.8		256,513.1	
Profit in Valuation of Cash Operations		5,652.8		7,227.4	
Changes		76,119.3		37,787.3	
Profit in Sale of Investments		24,756.0		16,432.8	
DIRECT OPERATING EXPENSES			199,199.6		375,828.1
Interest, Amortised Bonus and Discount Amortisation		61,468.7		51,728.8	
Loss in Valorisation Negotiable Investments Debt Securities		0.0		9,598.7	
Loss in Valorisation Negotiable Investm.Participative Securities		0.0		32,221.2	
Loss in Valorisation Investment Available for Sale		4,217.7		0.0	
Realised Loss in Investments Available for Sale		225.9		563.9	
Commissions		3,146.6		3,162.3	
Loss Derivatives Valorisation		56,023.6		196,930.3	
Changes		61,871.9		63,034.4	
Loss in Sale of Investments		11,966.6		11,239.7	
Loss in Valuation of Cash Operations		278.6		7,348.8	
DIRECT OPERATING RESULT			25,816.1		44,460.1
OTHER INCOME AND OPERATING EXPENSES - NET			32,348.2		46,281.8
OPERATING REVENUE			67,411.3		82,766.3
Dividends and Participations		64,909.4		71,876.5	
Other	(Note 26)	2,501.9		10,889.8	
OPERATING EXPENSES			35,063.1		36,484.5
Personnel Expenses		12,642.6		13,062.9	
Other	(Note 27)	22,420.5		23,421.6	
OPERATING RESULT BEFORE PROVISIONS DEPRECIATIONS AND AMORTISATIONS			58,164.3		90,741.9
PROVISIONS			2,487.3		12,420.8
Investments	(Note 7)	2,244.3		11,413.1	
Accounts Receivable		53.4		155.7	
Property and Equipment		0.0		300.0	
Other	(Note 28)	189.6		552.0	
DEPRECIATIONS - OWN USE GOODS	(Note 12)		632.5		642.1
AMORTISATIONS			615.8		1,282.0
NET OPERATING RESULT			54,428.7		76,397.0
NON OPERATING REVENUE			52,534.4		35,681.7
Non Operating Revenue	(Notes 29)	52,534.4		35,681.7	
NON OPERATING EXPENSES			1,124.2		1,775.6
Non Operating Expenses	(Note 25)	1,124.2		1,775.6	
NON OPERATING NET RESULT			51,410.2		33,906.1
PROFIT BEFORE INCOME TAX			105,838.9		110,303.1
INCOME TAX AND COMPLEMENTARIES	(Note 30)		5,440.0		5,040.0
PROFIT OF THE PERIOD		$	100,398.9	$	105,263.1

See notes attached to the financial statements

PEDRO NEL OSPINA SANTAMARIA	MARTHA CECILIA CASTRO ORTIZ	NELSON GERMAN SEGURA GARZÓN
PRESIDENT (*)	ACCOUNTING MANAGER (*)	STATUTORY AUDITOR
	T. P. 40995-T	T.P. No. 24750-T
		Member of Deloitte & Touche Ltda.
		(See attached report)

(*)The undersigned Legal Representative and Accountant, certify that we have previously verified the statements herein contained and that the Financial Statements have been truly taken from accounting books.

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CORPORACION FINANCIERA COLOMBIANA S.A.
Cash Flow Statements
Periods that ended on December 31 and June 30, 2007
(Stated in Million Pesos)

		December 2007		June 2007
Cash Flows for Operating Activities:				
Net Profit of the Period	$	100,398.9	$	105,263.1
Adjustments to Conciliate Net Profit and Net Cash Provided in Operating Activities:				
Non Negotiable Investments Variable Income Provision		2,244.3		11,413.1
Accounts Receivable Provision		53.4		155.7
Goods Received in Payment Provision		73.3		413.4
Property and Equipment Provision		-		300.0
Other Assets Provision		113.3		138.6
Reibursement Investment Provision		(19,155.0)		(4,739.8)
Reimbursement Loan Portfolio Provision		(1.8)		(9,305.4)
Reimbursement Accounts Receivable Provision		(272.9)		(169.1)
Reimbursement Property and Equipent Provision		(300.0)		-
Accumulated Depreciation Withdrawal		(2,401.4)		(2,210.0)
Reimbursement Goods Received in Payment Provision		(17.3)		(72.5)
Reimbursement Other Assets Provision		(217.0)		(548.6)
Valuation of Investments, Net		(29,638.0)		(8,470.3)
Increase (Decrease) Non Realised Profit in Investments Available for Sale		244,726.4		(33,608.1)
Product of Sale of Goods Received in Payment		5,845.7		97,961.7
Profit in Sale of Goods Received in Payment, Net		(4,664.6)		(15,942.5)
Profit in Sale of Property and Equipment, Net		(997.2)		(4,368.8)
Depreciations		632.5		642.1
Amortisations		615.8		1,282.0
Checked Profit		297,038.4		138,134.6
Early Received Revenues and Deferred Charges		712.4		(15,992.8)
Severance Payment Provision		302.9		182.2
Decreased Estimated Liabilities and Provisions		(8,490.1)		(6,906.8)
Increase (Decrease) Other Liabilities		466.4		(103.9)
Increase (Decrease) Accounts Payable		15,875.2		(19,637.9)
Increase Accounts Receivable, Net		(19,481.5)		(13,833.9)
Decrease (Increase) in Oher Assets		37,069.6		(32,155.6)
(Withdrawals) Additions Goods Received in Payment		(0.1)		(77,873.2)
Severance Payment		(306.2)		(209.6)
Net Cash Provided (Used) in Operation Activities		323,187.0		(28,296.9)
Cash Flow of Investment Activities				
Investments Sale		(393,313.8)		(165,676.7)
Profit in Sale of Investments, Net		(12,789.4)		(5,193.1)
Decrease Loan Portfolio		91.3		47,296.9
Decrease Acceptances and Derivatives		27,850.4		6,610.4
Product of Sale of Investments		188,889.1		147,092.1
Product of the Sale of Property and Equipment		3,994.4		9,555.3
Dividends Received in Cash		744.0		712.5
Purchase of Property and Equipment		(444.8)		(352.4)
Net Cash (Used) Provided by Investments Activities		(184,978.8)		40,045.0
Cash Flow of Financing Activities:				
Increase (Decrease) Deposits and Current Liabilities		97,645.2		(134,499.6)
(Decrease) Increase Inter Bank Funds Purchased and Re-Purchase Agreements		(71,293.8)		61,956.1
(Decrease) Increase Bank Loans and Other Financial Obligations		(29,409.1)		26,773.8
Dividends Paid		(112,029.6)		(70,257.3)
Equity Tax Payment		-		(3,071.7)
Net Cash Used in Financing Activities		(115,087.3)		(119,098.7)
Increase (Decrease) Net in Cash and Cash Equivalents		23,120.9		(107,350.6)
Cash at the Beginning of the Period		232,360.0		339,710.6
Cash at the End of the Period	$	255,480.9	$	232,360.0

See notes attached the financial statements

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER (*)
T.P. No. 40995-T

NELSON GERMAN SEGURA GARZÓN
STATUTORY AUDITOR
T.P. No. 24750-T
Member of Deloitte & Touche Ltda.
(See attached report)

(*)The undersigned Legal Representative and Accountant, certify that we have previously verified the statements contained hereunder and that these Financial Statements have been truly taken from the accounting books.

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CORPORACION FINANCIERA COLOMBIANA S.A.

CORPORACION FINANCIERA COLOMBIANA S. A.
Change Status in the Stockholders' Equity
Periods that ended on December 31 and June 30, 2007
(Stated in Million Pesos)

	Social Capital	Legal Reserve	Statutory and Occasional Reserves: Fiscal provisions	At the disposition of the Assembly	Economic Promotion	Economic Capitals.	Total	Non realised Profit In Investments	Valorisations	Revaloris. of the Equity	De-valorisations	Result of former periods	Profit of the Period	Stockholders' Equity
Balance as of December 31, 2006	1,540.0	460,145.8	127,289.5	69,672.4	8.8	4.4	196,975.1	48,326.8	333,039.6	3,071.7	(49,127.5)	0.0	558,277.9	1,552,251.4
Transfer of losses of the period to results of former periods	-	-	-	-	-	-	-	-	-	-	-	558,277.9	(558,277.9)	-
Liberation reserve for future distributions constituted in September 2006	-	-	-	(69,672.4)	-	-	(69,672.4)	-	-	-	-	69,672.4	-	-
Liberation Reserves on Investment Valuation (Non Taxable Premiges)	-	-	(19,946.4)	-	-	-	(19,946.4)	-	-	-	-	19,946.4	-	-
Reserve on valuation of investments Decree 2336/95	-	-	273,309.4	-	-	-	273,309.4	-	-	-	-	(273,309.4)	-	-
Reserve for future distributions	-	-	-	189,577.2	-	-	189,577.2	-	-	-	-	(189,577.2)	-	-
Payment of Equity Tax Art. 292 E. T.	-	-	-	-	-	-	-	-	-	(3,071.7)	-	-	-	(3,071.7)
Dividend in cash of $454.82 per share on 144.209.142 ordinary shares and 9.788.092 shares with preferential dividend and with no right to vote) subscribed stock and paid as of December 31,2006. This dividend shall be paid in six (6) monthly installments of $75.77 each.	-	-	-	-	-	-	-	-	-	-	-	(70,257.3)	-	(70,257.3)
Dividend in shares of nominal value $10.00, for a value of $748.77 per share, on the 144.209.142 ordinary shares and 9.788.092 preferential subscribed shares and paid as of December 31, 2006. This dividend shall be paid in shares at 1 ordinary share per each 13.497837590 ordinary shares and 1 share with preferential dividend for each 13.497837590 shares with preferential dividend, subscribed and paid as of December 31, 2006. Shares payment shall be made on April 30, 2007 to whom is a stockholder. With this purpose, a total of 11.409.030 new shares shall be issued 10.683.870 ordinary shares and 725.160 preferential shares.	113.8	114,639.0	-	-	-	-	-	-	-	-	-	(114,752.8)	-	(0.0)
Circulation of the period	-	-	-	-	-	-	-	(33,606.1)	(20,157.8)	-	(19,370.7)	-	-	(73,136.6)
Profit of the period	-	-	-	-	-	-	-	-	-	-	-	-	105,263.1	105,263.1
Balance as of June 30, 2007	1,653.8	574,784.8	380,652.5	189,577.2	8.8	4.4	570,242.9	14,720.7	312,881.8	(0.0)	(68,498.2)	0.0	105,263.1	1,511,046.9
Transfer of losses of the period to results of former periods	-	-	-	-	-	-	-	-	-	-	-	105,263.1	(105,263.1)	-
Liberation of Reserves on Investment Valuation (Non Taxable)	-	-	(31,494.3)	-	-	-	(31,494.3)	-	-	-	-	31,494.3	-	-
Liberation of Reserves on Investments Valuation (Taxable)	-	-	(158,082.8)	-	-	-	(158,082.8)	-	-	-	-	158,082.8	-	-
Reserve for future distributions	-	-	-	182,810.6	-	-	182,810.6	-	-	-	-	(182,810.6)	-	-
Dividend in cash of $677.4 per share on 154.884.9152 ordinary shares and 10.496.823 shares with preferential dividend and with no right to vote subscribed and paid as of June 30, 2007. This dividend shall be paid in six (6) monthly installments of $112.9 each.	-	-	-	-	-	-	-	-	-	-	-	(112,029.6)	-	(112,029.6)
Circulation of the period	-	-	-	-	-	-	-	244,726.4	17,970.6	-	31,103.8	-	-	293,800.8
Profit of the period	-	-	-	-	-	-	-	-	-	-	-	-	100,398.9	100,398.9
Balance as of December 31, 2007	1,653.8	574,784.8	191,075.4	372,387.8	8.8	4.4	563,476.4	259,447.1	330,852.4	(0.0)	(37,394.4)	-	100,398.9	1,793,219.0

See the notes attached to the financial statements

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER (*)
T.P. No. 40995-T

NELSON GERMAN SEGURA GARZÓN
STATUTORY AUDITOR
T.P. No. 24750-T
Member of Deloitte & Touche Ltda.
(See attached report)

(*)The undersigned Legal Representative and Accountant certify that we have previously the statements hereinunder and that these Financial Statements have been truly taken from the accounting books.

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CORPORACION FINANCIERA COLOMBIANA S.A.
Notes to Financial Statements
December 31th, 2007

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CORPORACION FINANCIERA COLOMBIANA S. A.
Notes to the Financial Statements
December 31 and June 30, 2007
((Amounts stated in millions of Colombian Pesos, except anything to the contrary)

(1) Reporting Entity

Corporación Financiera Colombiana S.A., (hereinafter the Corporation) is a private financial institution, authorised by the Superintendence of Finance by means of Resolution dated October 18, 1961, commercial incorporated company, established according with Colombian laws on November 27, 1961 through public deed No. 5710 of Notary 1 of the circle of Cali; the term of the Corporation expires on October 2, 2051, and can be extended through an ordinary resolution of the Stockholders Assembly. It was modified through public deed No 3143 of September 26, 2001, where specific measures were adopted for the good governance of the Corporation.

With the purpose of capitalizing the Corporation in $20,000 million in July, 2003, the By-laws were amended and the authorised capital was increased from $800 million to $1,000 million and for this reason, it issued 20 million shares. With deed No. 12.364 of December 30, 2005, the merger between Corporación Financiera del Valle S.A. (absorbing company) and Corporación Financiera Colombiana S.A.(absorbed company), was formalised. In that same deed, the absorbing company modified its corporate name to Corporación Financiera Colombiana S.A., changed its domicile from the city of Cali to the city of Bogotá, and increased its authorised capital to $1.600 million.

With Deed No. 10410 of notary's office 71 of Bogotá of December 26, 2007, the merger of Corporación Financiera Colombiana (absorber Entity) and Sociedad Proyectos de Energía S.A. (absorbed entity) was formalised, that is dissolved without being liquidated.

The corporate purpose of the Corporation is the mobilization of resources and the assignment of capital to promote the creation, reorganisation, merger, transformation and expansion of any type of companies, to participate in their capital and promote the participation of third parties in those companies, as well as grant them medium and long term financing and offer them specialized financial services that contribute to their development. These companies do not include companies subject to the control and supervision of the Superintendence of Finance, except financial service companies and credit establishments.

The Corporation has its main domicile in the city of Bogotá and operates through its 6 agencies and 4 offices in different cities of the country; as of December 31st, 2007, the Corporation does not have non-banking correspondents. As of December 31, 2007 it has 326 direct employees,10 indirect employees and 55 temporary employees; it also has the following financial affiliates and subsidiaries: Leasing Corficolombiana S.A., Banco Corfivalle Panamá S.A., financial company abroad, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Lloreda S.A., Valle Bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda., Huevos Oro Ltda., Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A , Pizano S.A and Industrias Lehner S.A. The attached financial statements combine assets, liabilities and the results of the General Direction and its branch offices. The consolidated financial statements are prepared independently.

(2) Main Accounting Policies

(a) Basic Accounting

The accounting system used by the Corporation is causation, according with which revenues and expenses are recorded when caused, regardless of whether they have been collected or paid in cash.

Revenues, costs and expenses are recorded by the causation system, except as provided under Circular Letter 011 of 2002, issued by the Superintendence of Finance, with respect to the interest revenue that does

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not accrue on the commercial portfolio past due in excess of three months. These interests are credited to revenues when they are collected.

Interests and commissions collected in advance are recorded as deferred income.

(b) Cash on Hand (Available)

It records high liquidity resources of the Corporation such as: cash, deposits, in the Central Bank (Banco de la República), deposits in banks both in national and foreign currency and other national or foreign financial institutions.

Overdrafts in banking current accounts become liabilities in favour of the respective bank institution establishment and are reflected in the overdraft passive account in banking current account.

The value of cheques drawn by the Corporation, which have not been collected six months after drawn, are re-classified in the passive account of uncollected drawn cheques.

According with accounting instructions given by the Superintendence of Finance, Financial entities, in order to cover eventual losses generated by items pending to be clarified in banking reconciliations must provision non recorded extracted debit notes and accounted non extracted credit notes with more than 30 days for national currency and 60 days for foreign currency of permanence in said conciliations.

(c) Inter-bank Funds Sold and Sale Agreements

The following are classified under these items; (i) placements the Corporation makes in banking institutions using its excess liquidity during a maximum term of 30 days, (ii) placements received by the Corporation from other financial institutions under the same circumstances and (iii) transactions denominated over night made with foreign banks using funds of the Corporation in the hands of foreign financial entities. Yields of inter-bank funds sold and purchased are credited or charged as the case may be, as they are caused.

Placements made under the modality of the guarantee resale called "resale commitments of investments or negotiated portfolio" are recorded in the assets when the Corporation is the creditor; and in the liabilities under the denomination of resale commitments of investments or of negotiated portfolio, when the Corporation is a debtor. The difference between the amount delivered or initially received and the value finally received or delivered, is recorded as revenue or expense, as the case may be.

The Corporation considers inter-bank funds sold and resale agreements as cash equivalents for cash flow purposes.

With Circular Letter 18 of 2007 the Superintendence of Finance of Colombia, regulated monetary operations, repos operations, simultaneous and temporary transference of securities, adding them to the norms provided under decrees 4432 of 2006 and 343 of 2007, these circular letters are applicable from January 1st, 2008.

(d) Investments

It includes investments acquired by the Corporation with the purpose of maintaining a secondary liquidity reserve, acquiring direct or indirect control of any financial sector company or technical services company, of complying with legal or regulatory regulations or with the exclusive purpose of eliminating or significantly reducing the market risk to which assets, liabilities or other financial statement elements are exposed.

The way in which the different types of investments are classified, valued and recorded is as follows:

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Classification	Term	Characteristics	Valuation	Accounting
Negotiable	Short Term	Securities acquired with the purpose of obtaining profits from price fluctuations.	They use fair exchange prices, reference rates and/or margins, which the Stock Exchange of Colombia estimates and publishes on a daily basis	The difference that shall appear between current market value and the immediately preceding one, is recorded as greater or lower value of the investment and its balancing entry affects the period results. From June 12, 2007, in compliance with External Circular Letter 014 of 2007 of the Superintendente of Finance of Colombia, investments are valuated at Market prices from the same day of their acquisition, tus, accounting of changes between acquisition cost and the market value of the investments is done from the purchase date.
To be Held Until Maturity	To maturity	Securities with respect to which the Bank has the serious purpose and the legal, contractual, financial and operating capacity to keep them to maturity.	Exponentially from the internal rate of return calculated at the time of purchase.	The present value is recorded as a greater value of the investment and its balancing entry is recorded in the results of the period.
Available for sale – debt securities	One year	Once the year is finished they may be re-classified in the above categories.	They use the fair exchange prices, reference rates and margins estimated and published daily by the Stock Exchange of Colombia.	Changes that occur in these low or minimum marketability securities or securities without any quotation are recorded according with the following procedure: - The difference between the present value on the evaluation day and the immediately prior day is recorded as a greater value of the investments with credit to result accounts. The difference between the market value and the present value is recorded as an accumulated non-realised profit or loss, within equity accounts.

Criteria for evaluating investments

- Objectivity. The determination and assignment of the fair exchange value or price of a security or bond must be carried out based upon technical and professional criteria that recognise the effects derived from changes in the behaviour of all the variables that may affect that price.

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- Transparency and representativeness. The fair exchange value or price of a security or bond must be determined and assigned with the purpose of disclosing a true, neutral, verifiable and representative economic result of the rights incorporated in the corresponding bond or security.

- Permanent evaluation and analysis. The exchange fair value or price which is assigned to a bond or security must be based on the permanent evaluation and analysis of market conditions, of issuers and of the corresponding issue. Variations in said conditions should be reflected in changes of the value or price previously assigned, with the periodicity established for investment valuation established in this norm.

- Professionalism. The determination of the exchange fair value or price of a bond or security must be based on the conclusions product of the analysis and study made by a prudent and diligent expert, intended for the search, attainment, knowledge and evaluation of all the relevant information available, so that the price determined reflects the amounts that would be reasonably received for its sale.

Periodicity of the Evaluation and accounting record of the same.

Evaluation of the investments must be done daily, except any provision to the contrary.

The necessary accounting records for the recognition of investment valuation must be done with the same frequency foreseen for the valuation.

Investment of investment mutual funds and trusts managed by fiduciary companies other than autonomous equities or of fiduciary commissions constituted to manage social security pension resources and of ordinary mutual investment funds and of especial investment mutual funds, must be valued at least monthly and the results recorded with the same frequency. However, if terms for rendering are lower, they must accept them.

Re-classification of investments

In order to keep an investment within any of the classification categories under chapter I of the External Circular Letter 100, the corresponding bond or security must comply with the characteristics or conditions of the investment type of which it is a part. At any time, the respective Superintendence may order the controlled company to re-classify a bond or security when it does not comply with the characteristics of the class on which it pretends to be classified on o that re-classification is required for a better disclosing of the investor financial situation.

Controlled entities may re-classify their investments in conformity with the following provisions:

Re-classification of investments to be held until maturity to negotiable investments.
There is occasion for re-classifying bonds or securities to be held until maturity to the negotiable investments category, whenever any of the following circumstances occurs:

- Significant deterioration in the conditions of the issuer, its parent company, its subordinates or its related offices.

- Changes in the regulation that hinder maintaining the investment.

- Merger processes which lead to re-classification or to the realisation of the investment, with the purpose of maintaining the previous position of interest rates risk or to adjust to the credit risk policy previously established by the resulting entity.

- Other events not foreseen in the preceding paragraphs, prior authorisation by the corresponding Superintendence.

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Re-classification of investments available for sale to negotiable investments or to investments to be held until maturity.

There is occasion to re-classify bonds or securities of the investment category available for sale, to any of the other two categories, when:

- The term foreseen in numeral 3.3 of Chapter 1 of the Accounting and Financial Basic Circular Letter 100, 1995 falls due.

- The investor looses its capacity as parent or controlling company, should this event involve the decision for investment disposal, or the main purpose to obtain profits due to short term price fluctuations, from that date.

- Should any of the circumstances provided under numeral 4.1 of Chapter 1 of the Basic Accounting and Financial Circular Letter 100, 1995 be present.

When investments to be held until maturity or investments available for sale are re-classified to negotiable investments, valuation and recording regulations shall be taken into account of the latter. Consequently, non realised profits or losses must be recognized as revenues or expenses on the day of re-classification.

In the events on which an investment is re-classified, the corresponding entity must inform the respective Superintendence on the re-classification made, not later than ten the (10) calendar days following the date of the re-classification, indicating the reasons that justify that decision, and specifying its effects in the result statement.

Bonds or securities re-classified with the purpose of being part of negotiable investments can not be re-classified again.

Provisions or losses for qualification of credit risk

The price of debt securities or securities, as well as the price of participative securities or securities with low or minimum marketability or with no quotation, must be adjusted in each valuation date based on the security (credit risk) rating, in conformity with the following provisions.

Except for the exceptional cases established by the Superintendence, internal or external debt bonds or securities issued or guaranteed by the Nation, those issued by the Central Bank - Banco de la República, and those issued or guaranteed by Fondo de Garantías de Instituciones Financieras – FOGAFÍN, shall not be subject to the provisions of this numeral.

Issuing bonds or securities or issuers with external ratings

Debt securities or bonds with one or several ratings granted by external qualifiers recognised by the Superintendence of Finance, or debt securities or bonds issued by entities rated by these qualifiers can not be recorded for an amount exceeding the following percentages of their net nominal value of amortisations made until the valuation date:

Qualification LONG TERM	Maximum Value %	Qualification SHORT TERM	Maximum value %
BB+,BB,BB-	Ninety (90)	3	Ninety (90)
B+,B,B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 and 6	Zero (0)
DD,EE	Zero (0)		

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Securities or bonds of non qualified issuings or issuers

For debt securities or bonds/ securities with no external rating, for debt securities or bonds issued by entities which have not been rated or for participative securities or bonds/ securities, the provision amounts shall be determined base on the methodology determined by the investor entity. Said methodology should be previously approved by the Superintendence which controls the respective entity.

Investor entities with no internal methodology approved to determine provisions to which this numeral refers to, should be subject to the following aspects:

Category	Risk	Characteristics	Provisions
A	Normal	Meet the terms agreed in the share or title and count on an adequate payment capacity of capital and interests.	Does not proceed.
B	Acceptable	It corresponds to issues which present uncertainty factors which could affect the capacity to continue with the adequate compliance of debt services. In the same way, its financial statements and other available information, present weaknesses which could affect its financial situation.	The net value can not be superior to eighty (80%) percent of its net nominal value of amortisations carried out up to date of evaluation for debt securities and the acquisition cost in the case of participative securities.
C	Valuable	It corresponds to issues which present high or medium non compliance probability in the timely payment of capital and interests. In the same way, its financial statements and other available information, show weaknesses in its financial situation which involve the investment recovery.	The net value can not be higher than sixty (60%) percent of its net nominal value of amortisations carried out up to the evaluation date for debt securities and of the acquisition cost in the case of participative securities.
D	Significant	It corresponds to those issues which present a break of terms agreed in the title, as well as its financial statements and other available information, present increased weaknesses in its financial situation, and the probability to recover the investment is highly doubtful.	The net value can not be superior to forty percent (40%) of its net nominal value of amortisations carried out up to the evaluation date for debt securities and the acquisition cost in the case of participative securities.
E	Uncollectible	According with the financial statements and other available information, it is considered that the investment is uncollectible. In the same way, it is considered uncollectible if financial statements are not presented less than six (6) months counted from the evaluation date.	Investment value should be totally provisioned.

Investments Repurchase Rights

It belongs to restricted investments which represent a collateral guarantee of investment repurchase commitments.

In relation to shares or debt securities negotiable investments, they are entered in the books for the transference value at the moment of funds collection and they are updated at the market value; variations presented between this and the last recorded value, are recorded in result accounts to profit or loss, as it corresponds.

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With respect to investments to be held to maturity, they are entered in the books for the transference value at the time of funds collection and they are updated by earnings causation up to its redemption or maturity with a payment to profits and losses.

(e) **Loan portfolio**

It records credits under the different authorised modes. Resources used in the granting of credits result from own resources, public resources in the mode of deposits and other external and internal financing sources.

Loans are entered in the books for the disbursement value, except for "factoring" portfolio purchases, which are recorded at cost.

With the effect of the External Circular 011, 2002 of the Superintendence of Finance, principles and general criteria which the controlled entities should adopt in order to adequately maintain credit risks which are implicit in credit assets, are established. It defines credit modes, determines qualifications according with the risk perception which the same operations have.

In the same way, it is established that an adequate administration of the credit risk should be kept, for which each entity should develop a credit risk administration system (SARC), in which clear and accurate policies should be established. Those policies should define the criteria under which the Corporation in general, should evaluate, qualify and control credit risks. In the same way it defines corporate or control government instances which should adopt the policies and mechanisms which are necessary to guarantee the strict compliance of minimum instructions which are established. With External Circular 020, 2005, the Superintendence of Finance adopts the MCR commercial portfolio reference model incorporated to Chapter II of Circular 100, which should be applied for all entities watched over and subject to SARC from July 1st, 2007.

Consumption
It is understood that consumption credits are those granted to natural persons whose purpose is financing the acquisition of consumption goods or services payment not for commercial nor entrepreneurial purposes.

Commercial

Are credits granted to natural or legal persons for the development of organized economic activities different from micro-enterprises.

(f) **Portfolio Sanctions**

Loan portfolio is susceptible to sanctions when on the opinion of the Management it is considered as uncollectible or of remote or uncertain recovery, after the exhaustion of the corresponding collection actions, in conformity with the opinions rendered by the lawyers and collection entities, previously approved by the Board of Directors.

(g) **Provision for Loan portfolio**

Provisions shall be made to be charged to the profit and loss statement, as follows:

General Provision

A provision of one per cent (1%) of the total gross portfolio.

Individual Provision

Without prejudice to the general provision, individual provisions for the protection of credits under risk categories ("A", "B", "C", "D" and "E") shall have as a minimum, the following percentages:

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	Commercial and Consumer		Housing	
Category	Capital	Interest and Other Concepts	Capital	Interest and Other Concepts
A - Normal	1 %	1 %	1%	1%
B - Acceptable	3.2 %	3.2%	3.2%	3.2 %
C - Appreciable	20%	100%	10%	100 %
D - Significant	50%	100%	20%	100 %
E - Uncollectible	100%	100%	30%	100 %

From July 1st, 2007 and until June 30, 2008, entities must increase consumer portfolio provision qualified as "a" and "B" according with the percentages hereafter indicated, calculated on the outstanding balance, without discounting the value of suitable guaranties:

Credit Qualification	Provision additional percentage
A	0.6%
B	1.8%

From October 2001, housing loans shall maintain a provision on the guaranteed part, in the corresponding percentage according with qualification. Provision on the non guaranteed part shall be of One Hundred percent (100%) from the time on which the obligation is qualified as "B" (acceptable).

If during two (2) consecutive years, the credit remains under category "E", the provision percentage on the guaranteed part shall be increased to sixty per cent (60.0%). Should one (1) additional year elapse under these conditions, the provision percentage on the guaranteed part shall be increased to one hundred per cent (100.0%).

Alignment Rules

When the Corporation rates in "B", "C", "D" or "E" any of the credits of a debtor, it carries to the higher risk category all other credits or agreements of the same type granted to that debtor, except when the debtor demonstrates the Superintendence of Finance the existence of valid reasons for rating them in a lower risk category.

Own ratings shall be aligned with those of other financial institutions when at least two of them establish a higher risk rating and with balances in favour of creditor represent at least twenty per cent (20%) of the respective credits in accordance with the last information available at the risk central office. In such case, a maximum discrepancy of one level of difference in the rating shall be accepted.

When the Superintendence of Finance rates in "B", "C", "D" or "E" any of the credits of a debtor, its other credits of the same type are brought to the same rating.

Effect of Suitable Guarantees on the Constitution of Individual Provisions

Credit collateral support only the credit capital; consequently, balances to be amortised of credits supported by collateral with a suitable guaranty character, are supplied in the percentage corresponding to the credit rating, applying such percentage to the difference between the value of the unpaid balance and seventy point zero per cent (70.0%) of the value of the guaranty.

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Non-Mortgage Security

Time in Default	Percentage of Coverage
0 - 12 months	70%
More than 12 months to 24 months	50%
More than 24 months	0%

Mortgage Security or Mercantile Trust

Time in Default	Percentage of Coverage
0 - 18 months	70%
More than 18 months to 24 months	50%
More than 24 months to 30 months	30%
More than 30 months to 36 months	15%
More than 36 months	0%

Individual provisions of the portfolio rated under risk categories "A" and "B" are constituted without deducting the value of the suitable guaranties.

Collateral securities on trade or industrial establishments of the debtor, mortgage securities on properties where the corresponding establishment operates, and guaranties on real estate by destination that are part of the corresponding establishment are taken at zero per cent (0.0%).

Provisions with respect to Creditors' Universal Meeting Processes

With respect to credits on the account of persons admitted in creditors' universal meeting processes, they are immediately rated in category "E" being subject to the constitution of provisions, suspension of causation of revenues and other concepts foreseen for this category.

Credit rating and the provisions constituted shall be maintained until the bankruptcy declaration agreement is approved. Should this agreement have the purpose of recovering and conserving the company, they may be re-rated as category "D" from the date on which the agreement is made. Provisions may only be gradually reversed during the following year to approval, by means of monthly aliquot parts, until reaching fifty per cent (50.0%) of the total value of capital.

Should the agreement to recover the company be approved before the following year to the admission to the concordat, credits may be re-rated to category "D" and the provisions are immediately adjusted to fifty per cent (50%) of the credit value if their value is lower. Otherwise, they shall be reversed within the following year.

(h) Acceptances and Derivatives

Bank Acceptances

It records the value of bank acceptances created by the Corporation on account of its clients and those created on its account by its agents. It also records contracts celebrated by the Corporation, of operations with derivatives, as forwards, carrousel or futures, swaps and options.

Bank acceptances have a maturity date of up to one (1) year and they may only be originated in importation and exportation transactions of goods or purchase-sale of movables in the interior.

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At the time of acceptance of bills of exchange, their value is recorded simultaneously with assets and liabilities, as "on term bank acceptances" and if not submitted at their maturity for collection, they are rated under the heading "bank acceptances after the term". If when payment is made they have not been covered by the purchaser of the merchandise, they are re-rated at the loan account "covered bank acceptances".

After maturity, bank acceptances are subject to the cash reserve established for exigibilities (current liabilities) at sight/on presentation and before thirty (30) days.

Derivatives

The Board of Directors is in charge of fixing and approving policies, objectives and procedures for the administration of risks inherent to the operations with derivatives, and establishes the criteria under which they shall be implemented.

According with Chapter XVIII of External Letter 100 of 1995, the Corporation appreciates and enters into books derivatives daily.

Formalisation of Derivative Operations:

- Derivatives are financial operations exercised in the future, with conditions determined by the parties that intervene in them, and that are formalised in an agreement or a commitment letter duly subscribed that must expressly contain at least the rights and obligations of each of the parties entailed in the operation, and the conditions of mode, time and place for their compliance, legalised by officials authorised to do so, except in the case of operations carried through a Stock Exchange or Futures subject to state vigilance, in which case the Stock Exchange own rules apply.

- In the case of carrousel operations, the parties that intervene in each of the stages of the operation subscribe an agreement or letter of commitment.

- With Circular Letter 18 de 2007 simultaneous operations of the derivatives group are excluded, notwithstanding their re-classification operates from January 1st, 2008.

Existing Risks when Operations with Derivatives Take Place

Operations with derivatives are financial operations and as such are subject to evaluation for solvency, market, counterpart, operating and legal risks.

Solvency Risk

Is the loss contingency for deterioration in the financial structure of the issuing bank or guarantor of a security that may generate a decrease in the investment value or in the payment capacity, total or partial, of the investment yield or the investment capital.

Market Risk

Market risks depend on the asset, rate or reference index behaviour. In this aspect by-products are similar to any other financial product, as bonds or accounts receivable denominated in other currencies, which value depends on interest rates and exchange rates. Notwithstanding, relations that determine the value of the derivatives are in general more complex and less known that those of the most traditional financial products.

Counterpart Risk

Along the term of a derivative, its economic value or market value changes in accordance with the fluctuations of the financial product negotiated, generating profits to one of the parties of the contract and losses to the other. When for any reason the non favoured party by the evolution of the derivative market

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value does not comply with its contractual obligations, a loss shall be generated to the other party; the risk for this loss is known as the counterpart risk

Operating Risks

Operating risks arise from deficiencies in some aspect of the execution of a derivative program. Causes for operating risks are similar to those that may occur when handling more traditional financial instruments, but due to the complexity of derivatives, it is more difficult to prevent; among these causes are failure in management contracts, information systems, bad settlements, incompetence or human error.

Juridical Risk

The accelerated development and the constant evolution of derivatives oblige to operate within a complex and frequently uncertain legal environment. The legal risk is defined, among others, as that resulting from the possibility that to contracts representative of operations with derivatives, enforceability is not recognised; there is no standard way to quantify this risk.

Parameters chosen for the Evaluation

Methodologies for the appraisal of derivatives are flexible and pursue the development of mechanisms for the evaluation and permanent control of specific risks of said operations.

Parameters chosen shall be maintained during the fiscal term; should for the next fiscal term the entity wishes to modify these parameters, the entity shall so inform the Superintendence of Finance at least one month in advance.

Time limit for making Operations with Derivatives

All operations with derivatives must be made with a term of more than three (3) business days from the date agreed as the beginning of the operation and the date of compliance or settlement, except for those purchase and sale operations regulated by the Board of Directors of Banco de la República under Resolution 4 of 1999, of which compliance date for their execution shall be within the immediately following two business days.

i) **Current Goods and Received as Dation in Payment**

It records the value of goods received by the Corporation in payment for unpaid balances from credits to its favour.

Goods received as dation in payment represented in real estate are received based on a commercial valuation technically determined, and personal estate, stock and shares, based on the market value.

Goods received as dation in payment represented in securities are valued and recorded in accordance with the provisions of Chapter 1 of Circular Básica Contable y Financiera (Basic Accounting and Financial Letter) 100 of 1995, on investments.

- The initial registration is made in accordance with the value determined in the legal award or that agreed between the debtors.

- When the good received as dation in payment is not in alienation conditions, its cost is increased with the necessary expenses incurred for the sale.

- If between the value for which the good is being received and the value of the credit to be paid, a balance to the favour of the debtor results, this difference is entered in the books as an account payable; should the value of the good not be sufficient to pay for the full obligation, a provision equivalent to the difference shall be constituted.

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(j) **Current Goods and Received as Dation in Payment Provision**

Individual provisions for real estate are constituted applying the model developed by the Corporation and approved by the Superintendence of Finance. The model estimates the maximum expected loss in the sale of the goods received as dation in payment, in accordance with its recovery history for goods sold, the inclusion of expenses incurred in the receipt, maintenance and sale of them and the grouping of them in common categories in order to estimate the provision base rate. This rate shall be adjusted monthly until reaching eighty per cent (80%) of the provision.

For personal estate, a provision equivalent to thirty five percent (35%) of the acquisition cost of the good received in payment is constituted within the following year to the reception of the good, that shall be increased in the second year in an additional thirty five per cent (35%) up to seventy per cent (70%) of the value in books of the good received in payment before the provisions.

Once the legal term for the sale has expired without an extension being approved, the provision shall be of one hundred per cent (100%) of the remaining value in books. Should an extension be granted, thirty per cent (30%) of the provision may be constituted in the term of it.

With respect to the provisions of the movable BRDPs that correspond to investment securities, they shall be constituted under the criteria established in chapter I of Circular Básica Contable y Financiera 100 of 1995.

(k) **Properties and Equipment**

It records tangible assets acquired, built or in the importation, building or assembly process, used permanently in the development of the business and with a useful life exceeding one (1) year. It includes direct and indirect costs and expenses caused as of the date on which the asset is in use conditions.

Additions, improvements and extraordinary repairs that significantly increase the useful life of the assets, are recorded as a greater value; disbursements for maintenance and repair made for the conservation of these assets shall be charged to expenses, as caused.

Depreciation is recorded using the straight line method and according to the number of useful life years estimated of the assets. Annual depreciation rates for each asset item are as follows:

Buildings	5%
Fixtures and equipment	10%
Computers	20%
Vehicles	20%

(l) **Branch Offices and Agencies**

It records the movement of the operations carried out between the General Direction and the Agencies.

Balances are conciliated monthly and resulting pending entries are regularised in a term not greater than thirty (30) calendar days.

As of the closing of accounts, net balances are re-rated that reflect sub-accounts of branch offices and agencies to active or passive accounts and income and the corresponding income and expenses are recognised.

Other Assets

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(m) Prepaid Expenses

Advance expenses correspond to disbursements incurred by the Corporation in the development of its activity. Benefit is received during various periods; they may be recoverable and suppose the successive execution of the services to be received.

Amortisation is carried out as follows:

- Interests are caused during the prepaid period.

- Insurance during the term of the policy.

- Maintenance of equipment and computer programs (software) during the contract term.

- Connection insurance during the period on which services are received.

- And other anticipated expenses during the period on which services are received or costs or expenses are caused.

(n) Deferred Charges

Deferred charges correspond to costs and expenses that benefit future periods and are not susceptible to recovery. Amortisation is recognised from the date on which they contribute to income generation.

- Refurbishes in a period not exceeding two (2) years.

- Software in a period not exceeding three (3) years.

- Notwithstanding, when the programs are of an advanced technology and constitute a global platform that allows the future growth of the entity in accordance with the progress of the market, and with development or acquisition costs greater than 30% of the technical equity of the corresponding entity, including hardware and prior opinion of the Superintendence of Finance, it may be deferred to five (5) years from the moment on which each product begins its productive stage, by means of a gradual and ascending program with percentages of 10%, 15%, 20%, 25% and 30%, respectively, or by means of equal aliquots

- Expenses incurred in the research and development of studies and projects shall be deferrable, provided that attributable expenses may be identified separately and their technical feasibility has been demonstrated, their amortisation shall be done in a period of not more than two (2) years

- Deferred charges resulting from refurbishing shall be amortised in a period not greater than two (2) years.

  Deferred Charges resulting from improvements to rented properties shall be amortised in the period which is less between the term of the corresponding contract (excluding extensions) and its likely useful life.

- Office utensils and stationary in accordance with actual consumption.

- Property tax during the prepaid fiscal term.

- Deferred charges resulting from advertising and propaganda shall be amortised during a period equal to the period established for the accounting period, this is, during three (3) months should the period be quarterly, during six (6) months should it be semi-annual or during twelve (12) months should it be annual, provided disbursements exceed the value of twenty (20) monthly minimum wages. Notwithstanding, for advertisement and propaganda expenses that correspond to promotion campaigns carried out as a result of the constitution of the Entity or originated for the launching of new products or due to a change in the brand name or in the name of the institution or its products, the amortisation period shall not exceed a three (3) years term; at all events they shall only be deferred during the

Continúa....

aforementioned period, expenses incurred within the following six (6) months to the occurrence of the situations referred.

Disbursements corresponding to occasional advertisement and propaganda shall not be susceptible to be deferred, independently from their amount.

- Contributions and affiliations, during the corresponding prepaid period.
- Fees paid for by-products during the contract period.
- Profits and losses for an adjustment of investment valuation in accordance with resolution 1227 of July 2006 shall be amortised for one year from July 18th, 2006.
- The remaining concepts are amortised during the disbursement recovery estimated period or of attainment of the expected benefits.

(o) Rights in Trusts

Recorded within other assets, it includes rights generated by virtue of the celebration of mercantile trust contracts that give the trustor or beneficiary the possibility to exercise them in accordance with the formal act or the law.

Trust rights were adjusted for inflation to December 31st, 2000 in accordance with the nature of the conveyed good.

According to the type of asset, they are subject to the evaluation rules and provision constitution and for statutory ceilings.

(p) Valorisations

Assets object of valorisation:

- Investments available for sale in participative securities.
- Properties and equipment, specifically real estate.
- Art and cultural goods.

Posting:

Investments available for sale in participative securities, in the event that the updated investment value with the participation corresponding to the investor is higher than the value by which the investment is recorded, the difference shall first affect the provision or de-valorisation until exhausted and the excess shall be recorded as a valorisation surplus.

Valorisations of real estate are determined confronting real estate net cost with the value of commercial appraisals made by persons or firms of recognised specialty and independence.

In the event of a de-valorisation, according to caution standards, a provision is constituted for each property individually considered.

Valorisation of art and cultural goods is recorded taking into account the conservation condition of the works of art, its originality, size, technique and quotation of similar works.

Valorisations of goods received in payment are recorded in memorandum accounts.

(q) Inter-bank Funds Purchased and Re-purchase Agreements

Continúa....

It records funds obtained by the Corporation from other financial entities directly, secured or not with its investment portfolio or its loan portfolio, with the purpose of complying with transitory liquidity requirements. The maximum time to cancel these operations is of thirty (30) calendar days. Operations not cancelled within the time indicated, shall be recorded in bank credits and other financial obligations except for those celebrated by Banco de la República (Central Bank) to regulate the economy liquidity by means of monetary contracting operations and those conducted by Fogafín in the development of support operations to inscribed entities.

The difference between the present value (cash receipt) and the future value (re-purchase price) constitutes a financial expense.

(r) Anticipated Income

Anticipated income corresponds mainly to interest and fees received in advance on the part of the clients resulting from loan portfolio operations; these interests are amortised to results based on its causation, also income for good sales on credit are recorded, that result on income as they are collected.

In cases on which as a result of re-structuring agreements or any other type of agreement, capitalisation of interest recorded in memorandum accounts or of sanctioned portfolio balances including capital, interest and other concepts, as interest generated in the future for these concepts is contemplated, they shall be recorded as a deferred payment and its amortisation to capital shall be done proportionally to values actually collected.

(s) Retirement Pensions

The provisions of Decree 1517 of August 4, 1998 are applied, that allow an annual increase of the amortised percentage of the actuarial calculation. That annual provision is increased rationally and systematically, in order that as of December 31st, 2010 one hundred per cent (100%) of the corresponding calculation is amortised. From that time, amortisation in said percentage shall be maintained.

Payment of retirement pensions is charged to the constituted provision.

(t) Income Tax

The expense for income tax is determined based on taxable revenue or presumptive revenue whichever is greater, on which the corresponding tax rates are applied. The Corporation pays taxes for presumptive revenue calculated on the taxable liquid equity.

(u) Estimated Liabilities and Provisions

The Corporation records provisions to cover estimated liabilities, taking into account that:

- An acquired right exists and consequently, a contracted obligation.
- Payment is enforceable or probable and
- The provision is justifiable, assessable and verifiable.

In the same way, it records values estimated resulting from taxes, contributions and affiliations.

(v) Conversion of Transactions in Foreign Currency

Operations in foreign currency different to the Dollar, are converted to Dollars of the United States, and then re-stated to Colombian pesos, at the rate of exchange of the market representative rata calculated on the last business day of the month. As of December 31st and June 30, 2007 the rates were of $2,014.76 and $1,960.61 respectively. (Amounts in Colombian Pesos).

Continúa....

(w) Acknowledgement of Revenue for Financial Yield

Revenues for financial yield and other concepts are acknowledged when occasioned, revenues originated from:

Credits rated in "C" appreciable risk or in categories of greater risk, or when they complete ninety one (91) days for commercial and sixty one (61) days for consumer and micro-credit.

These financial yields are controlled in debtor contingent accounts and are recorded as income, when effectively collected.

For interest capitalisation, their record is done in the deferred payment account and income is recognised as effectively collected.

(x) Contingent Accounts

Operations by means of which the Corporation acquires a right or assumes an obligation, that are conditioned to the occurrence or non occurrence of a fact, depending of future, eventual or remote factors, are recorded in these accounts. Financial yield is recorded within debtor contingencies from the time on which the causation is suspended in loan portfolio accounts.

(y) Memorandum Accounts

Operations with third parties that due to their nature do not affect the financial standing of the Corporation are recorded in these accounts. Also included are fiscal memorandum accounts where figures for the preparation of tax statements are recorded; it also includes registration accounts used for fiscal effects, of internal control or management information.

(z) Net profit per Share

In order to determine net profit per share, the Corporation uses the weighted average of subscribed stock by their circulating time during the accounting period. As of December 31 and June 30, 2007 the weighted average of circulating stock was 165,381.738 and 157,792.069 respectively

(aa) Cash Flow Status

As provided under Article 120 of Decree 2649, the Corporation prepares the cash flow statement using the indirect method that includes the conciliation of the year net profit and cash provided by operation activities.

(bb) Main differences between Especial Norms and Accounting Norms Generally Accepted in Colombia

Especial accounting norms established by Superintendence of Finance present some differences with accounting norms generally accepted in Colombia, as the following:

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Properties, Plant and Equipment

Generally accepted accounting norms determine that at the closing of the period, the net value of properties, plant and equipment, with an adjusted value that exceeds twenty (20) legal minimum monthly wages, shall be adjusted to its realisation value or to its current value, recording the necessary appreciations and provisions, whilst especial norms do not present conditions for this type of assets.

Bonus on Share Placing

The especial norm provides that the bonus in share placing is recorded as part of the legal reserve meanwhile the generally accepted norm indicates that it has to be recorded separately within the equity.

(3) Changes in policies and accounting estimates

- The Superintendence of Finance by means of Resolutions 1227, 1822 and 1907 of July and October 2006, established an adjustment and valuation margin updating methodology for only once on July 18th, 2006 for securities different to TES Class B, particularly securities issued by Fogafín, public debt securities different to TES of an order different to the national order, securities issued by banks, securities issued by real sector entities, other credit securities and securities issued by financial institutions. Losses or profits produced as a result of the valuation made in accordance with the methodology established under the resolution may be deferred and amortised during one year in daily aliquots from July 18th, 2006. The effects of the application of this Resolution appear in notes 7 and 13.

- According to article 25 of Law 1111 of 2006, equity tax taxpayers may charge the tax value against the Equity Re-Valorisation account without affecting the Result Status. The Corporation complied with the provisions of this norm and affected the Re-Valorisation account in $3,071.7 and the difference of $7,078.7 was recorded as an expense. As of December 31st, 2006 this tax was included within the results as expenses of the period.
- By means of External Circular Letter 3 of 2007 Banco de la República regulated the marginal cash reserve on the amount of each type of exigibility in legal currency exceeding the level recorded on May 7, 2007. Percentages to be applied are 27%, 12.5% and 5% for exigibilities provided under paragraphs a), b) and c) of article 2 of External resolution 19 of 2000, respectively.

(4) Corporación Financiera Colombiana – Proyectos de Energía S. A. Merger

The Shareholders General Assembly approved on October 1, 2007 the merger, commitment that appears recorded in Minute No.066 of the same date. With resolution number 2174 of December 12, 2007, the Superintendence of Finance of Colombia, with no objection to the merger of Corporación Financiera Colombiana S.A. (absorber) and Proyectos de Energía S.A. (absorbed).

On December 26, 2007, with deed No. 10410 of Notary Office 71 of Bogota the merger of Corporación Financiera Colombiana S.A. (absorber) and Proyectos de Energía S.A. (absorbed) was formalised. The main figures of the absorbed entity are as follows: Assets $176,155.1, Liabilities $ 937.8, Equity $175,217.3.

Amounts in the balance as of December 31, 2007 correspond to the merged amounts of the absorbed entity. Figures as of June 30, 2007 correspond only to Corporación Financiera Colombiana, therefore they are not comparative. The operation generated a total income of $12,686.0.

Continúa....

(5) Available

		December	June
Legal currency			
Banco de la República	$	55,383.7	36.510.8
Banks and other financial entities		32,510.5	49.401.6
		87,894.2	85.912.4
Foreign currency:			
Cash		6.4	4.8
Banco de la República		12.6	12.2
Banks and other financial entities		530.9	4,516.7
		549.9	4,533.7
		88,444.1	90.446.1
Provision		(7.0)	(51.2)
	$	88,437.1	90.394.9

No other restrictions on the available existed different to the cash reserve deposited in Banco de la República.

The provision recorded corresponded to debit notes pending to be recorded, greater than 30 days as of December 31 and June 30, 2007, $7.0 y $51.2 respectively. As of December 31 and June 30, 2007 a provision for $47.2 and $103.7 respectively was refunded.

(6) Inter-bank Funds Sold and Resale Agreements

		December			June		
		Balance	Rate		Balance	Rate	
Investment Resale Commitments	$	-			8,507.9	9.75	*
Sold Inter-Bank Funds		-			5,900.0	9.20	*
Over Night Operations		167,043.8	4.00	**	127,557.2	7.50	**
	$	167,043.8			141,965.1		

* It corresponds to the weighted average rate of operations in force in legal currency as of the closing of the period.
** It corresponds to the weighted average rate of operations in force in foreign currency as of the closing of the period.

The aforementioned amounts are not subject to restrictions or limitations.

Should a non compliance occur, the Corporation is supported with the transference in ownership of the negotiated securities. During the fiscal periods corresponding to 2007 semesters no non-compliances occurred.

Continúa....

(7) Investments

Negotiable In Debt Titles	December	June
Internal public debt securities issued or guaranteed by the Nation:		
Treasury Securities	84,384.5	54,994.4
Peace Solidarity Bonds (Bonos de Solidaridad para la Paz)	3,515.2	652.0
Emcali Bond	19,487.5	20,153.4
Debt Reduction Securities	13,520.2	28,755.2
Tax Return Securities -TIDIS	-	5,551.1
TES Law 546	47.5	56.9
	120,954.9	**110,163.0**
External public debt securities issued or guaranteed by the Nation:		
República de Colombia Bonds	29,505.6	13,692.0
Other public debt titles:		
District Bonds	-	1,814.1
Securities issued, indorsed or guaranteed by FOGAFIN	535.7	1,594.1
Mortgage Bonds		
Banco Davivienda	203.8	383.1
Securities with credit content derived from subjacent tenure processes different to mortgage portfolio		
Autonomous equity, Fiduciaria Davivienda Securities	60.0	60.8
Cementos Andinos Securitisation Trust	36,421.6	35,095.9
Argos Promissory Note Securitisation Trust	-	11,697.9
	36,481.6	46,854.6
Securities issued, indorsed, accepted or guaranteed by institutions controlled by Superintendence of Finance:		
Term deposit certificates	1,667.7	34,332.7
Leasing Colombia Bonds	-	512.0
Corfinsura Bond	279.0	2,289.5
Leasing de Occidente Bonds	139.9	1,523.0
Leasing Corficolombiana Bonds	407.0	4,212.4
BBVA Bond	24,637.1	12,896.0

Continúa....

Fundación WWB Colombia Bond	-	954.6
Banco Santander	-	453.6
	27,130.7	57,173.8
Securities issued entities not controlled by the Superintendence of Finance:		
IPC Comcel Bond	-	615.6
IPC Éxito Bond	-	1,548.5
IPC Bavaria Bond	1,692.4	1,114.0
IPC Cementos Argos S.A. Bond	-	438.3
IPC Codensa Bond	493.1	2,477.6
IPC ISA Bond	1,745.6	2,793.7
IPC NCS Concesiones Urbanas Bond	-	505.9
IPC Alquería Bond	2,658.6	-
Fiduciaria Corficolombiana Equity Notes	-	6,757.7
Coviandes S.A. Promissory Note	6,411.3	6,832.2
	13,001.0	23,083.5
Securities issued, indorsed, guaranteed or accepted by foreign governments		
Brazil Bond	-	5,311.5
Titles issued, indorsed or guaranteed by credit multilateral organisms::		
IPC Bancoldex Bond	-	4,650.6
Total Negotiable Investments Debt Securities	**227,813.3**	**264,720.3**

	December	June
To be held until maturity		
Internal public debt securities issued or guaranteed by the Nation		
Debt Reduction Securities	40,191.8	18,171.6
Securities issued, indorsed or guaranteed by foreign banks		
Avantel	282.1	273.1
Other public debt Securities	994.3	-
Total to be Held until Maturity	**41,468.2**	**18,444.7**
Available for Sale in Debt Securities		
External public debt securities issued or guaranteed by the Nation		
Treasury Securities	42,847.9	49,507.0

Continúa....

Other public debt securities		
IPC Acueducto de Bogotá Bond	1,709.5	-
Securities of credit content derived from mortgage portfolio securitisation processes		
Titularizadora Colombiana Tips	9,944.1	-
Securities issued, endorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:		
Term Deposit Certificates	62,399.9	12,688.6
Bancolombia Bond	9,609.4	-
Leasing Colombia Bond	29,700.6	26,974.4
Leasing de Occidente Bond	32,655.8	25,195.5
Surenting S.A. Bond	3,568.4	3,509.3
Leasing del Valle S.A Bond	2,177.1	-
IPC BBVA Subordinated Bond	15,158.6	-
IPC Subordinated Bond	6,348.8	-
Banco Centro Americano Integración Económica Bond	4,490.0	4,547.2
Titularizadora Colombiana Tips	43,263.6	-
	209,372.2	72,915.0
Securities issued by entities not controlled by the Superintendence of Finance:		
Bonds Obligatorily Convertible in Stock	1,766.5	2,244.2
IPC Alquería Bond	5,317.1	-
IPC ISA Bonds	169.4	-
IPC NQS Bond	1,468.3	-
Fiduciaria Corficolombiana Equity Notes	3,742.8	-
EEB Internacional Bond	20,898.4	-
	December	June
TGI Internacional Bond	10,756.3	-
	44,118.8	2,244.2
Total Available for Sale Debt Securities	**307,992.5**	**124,666.2**

Re-purchase Rights

Negotiable in Debt Securities

Internal debt public debt securities issued or guaranteed by the Nation:		
Treasury Securities	47,199.4	176,173.9
Peace Solidarity Bonds	247.2	5,630.2
Debt Reduction Securities	20,522.7	5,069.9
	67,969.3	186,874.0

External public debt securities issued or guaranteed by the Nation:

Continúa....

Treasury Securities	15,667.7	-
Securities Issued, endorsed or guaranteed by FOGAFIN	-	1,038.8
Securities issued, endorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:		
Term Deposit certificates	-	7,687.2
Bancoldex Bonds	12,073.3	2,281.8
BBVA Bonds	-	2,937.5
Titularizadora Colombia TIPS	-	14,320.3
	12,073.3	27,226.8
Securities issued by entities not controlled by the Superintendence of Finance:		
IPC Comcel Bonds	-	446.9
IPC Bavaria Bonds	-	2,995.6
IPC ISA Bonds	-	3,255.1
IPC NCS Bonds	-	1,483.6
	-	8,181.2
Securities issued, indorsed or guaranteed by multilateral credit organisms:		
CDT Bancoldex	-	12,105.4
To be held until maturity		
Internal public debt securities issued or guaranteed by the Nation		
Debt Reduction Securities	9,780.5	31,481.3
Other public debt securities:		
	December	June
Securities for the development of Agriculture and Cattle:		
Class "A"	12,592.9	8,760.9
Class "B"	20,517.2	16,307.9
	33,110.1	25,068.8
Available for Sale in Debt Securities		
Internal public debt securities issued or guaranteed by the Nation:		
Treasury Securities	318,436.4	286,597.4
Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:		
Leasing Colombia Bond	19,095.8	19,986.2
Leasing Subordinated Bond	202.6	-
CDT IPC Banco Davivienda	861.9	-
CDT Leasing de Crédito	617.7	12,772.3

Continúa....

	20,778.0	32,758.5
	477,815.3	611,332.2

Total Investment Re-purchase Rights

In compliance with the instructions provided under resolution number 1227 of July 18th, resolution 1822 of October 13th and resolution 1906 of October 25th, 2006, where the "Methodologies for adjustment and updating of valuation margins" are applied, issued by the Superintendence of Finance, the impact on their application is presented:

a. Resolution 1227 of July 18th, 2006, Corporación Financiera Colombiana S.A. timely informed the board of directors and the stockholders on the decision to amortise the total loss $2.413.1, product of the application of the valuation adjusted margins in daily aliquots as authorised under said resolution, until reaching 100% of them in a maximum period of one year from this date. Thus, amortisation expired on July 18th, 2007.

Securities object of the application of valuation margins were those corresponding to: "Securities issued by Banks", "Securities issued by real sector entities", "Securities issued by Fogafín", "Securities issued by other Financial Entities", "Other credit Securities" and "Public debt securities different from TES, not of national order"; these securities were classified according to with the reference rate to which they were indexed DTF, IPC and FIXED RATE. The balance pending to be deferred as of June 30, 2007 is of $82.1. As of December 31, 2007 no deferred balance exists.

An instructive for the application of resolution 1227 of July 2006 was also prepared by the Department of Organisation and Methods that was approved and disclosed by the legal representative of the Corporation.

Negotiable – Participative Securities

		December 2007			
		Social Capital	% Particip.		Market Value
In the Real Sector Entities					
Mineros S.A.	$	158,953.0	6.98	$	44,646.8
In the Financial Sector					
Banco de Occidente S.A.	$	4,110.8	0.26		7,509.4
				$	52,156.2
In Ordinary Common Funds					35,960.6
				$	88,116.8

		June 2007			
		Social Capital	% Particip.		Market Value
In Real Sector Entities					
Mineros S.A.	$	158,953.0	6.98	$	36,382.2
					36,382.2
In the Financial Sector					
Banco de Occidente S.A.	$	3,827.0	0.26		6,890.0
				$	43,272.2
In Ordinary Common Funds					50,703.4
				$	93,975.6

Investments Available for Sale Participative Securities with Low or Minimum Marketability

		December 2007			
Equity	No. of	Participation	Acquisition	Adjusted	Equity

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	Value	shares	%	cost	cost	Value	(*)	Valorisation	De-valorisation	Provision
				(*)						
Aerocali S A	14,247.3	126,654	33.33%	2,258.5	3,356.8	3,356.8	1	-	-	3,356.8
Alimentos derivados de la Caña	32,191.5	52,000	0.31%	26.1	26.1	35.9	3	9.9	-	-
Aquacultivos del Caribe S A	8,092.9	106,000	5.47%	658.8	477.4	420.1	6	-	-	477.4
AV Villas (Acciones Preferenciales)	602,405.6	20,763	0.01%	27.5	76.8	37.6	1	-	4.7	34.7
Banco Corfivalle Panamá S A	USD$6.244.6	6,019,000	100.00%	12,126.60	12,126.8	12,581.8	1	455.0	-	-
Bladex S A	-	2,070	0.00%	40.4	41.4	78.4	1	37.0	-	-
C I. Yumbo S A	25,348.9	11,001	0.10%	12.7	11.3	18.9	3	7.6	-	-
Cámara de Compensación de Divisas de Colombia S A	1,938.1	79,687,500	3.19%	79.7	79.7	61.8	2		17.9	
Cámara de Riesgo Central de Contraparte de Colombia S A (b)	-	167,156,298	0.00-	167.1	167.1	-	-	-	-	-
Caribu Internacional S A (a)		782,278,588	0.00%	782.3	782.3	-	-	-	-	782.3
Casa de Bolsa CorficolombianaS. A	10,808.4	1,204,583	94.50%	4,286.5	7,320.4	10,347.0	1	3,026.6	-	-
Colombiana de Extrusión S A Extrucol	18,942.4	315,420	20.00%	2,526.0	1,784.8	3,715.9	2	1,931.1	-	-
Colombiana de Licitaciones y Concesiones Ltda	31,355.8	1,964,422	99.99%	16,836.1	20,437.2	31,355.7	1	10,918.5	-	-
Colombina S A.	295,724.5	32,683,321	7.59%	10,184.1	14,823.6	22,442.6	3	7,619.0	-	-
Compañía Aguas de Colombia	5,745.3	560,000	20.00%	448.4	1,096.7	1,096.7	4	-		827.9
Concesionaria Tibitoc S A	45,789.7	9,086,933	33.33%	12,799.5	9,822.7	14,789.4	1	4,966.7	-	-
Corporación Andina de Fomento	USD3.692.7	12	0.00%	287.2	176.2	272.1	8	95.9	-	-
Coviandes S A	103,301.4	68,002	0.25%	237.4	92.8	246.7	3	153.9	-	-
Deposito Central de Valores-Deceval	54,088.3	16,781	3.67%	822.1	1,273.0	1,990.9	1	717.9	-	-
Estudios Proyectos e Inversiones de los Andes S. A	92,605.1	31,665,997	94.87%	52,437.5	40,980.3	87,858.6	1	46,878.3	-	-

December 2007

	Equity Value	No. of shares	Participation %	Acquisition cost (*)	Adjusted cost	Equity Value	(*)	Valorisation	De-valorisation	Provision
Eternit Colombiana S A	45,030.1	99,850	0.26%	138.8	69.6	115.4	3	45.8	-	-
Empresa de Energía de Bogotá (*)	5,723,877.9	3,271,505	3.81%	211,953.5	211,953.5	215,610.5	2	3,657.0	-	-
Fiduciaria Corficolombiana S A	29,650.1	18,774,477	94.50%	25,427.4	19,659.0	28,019.4	1	8,360.4	-	-
Fiduciaria Occidente S A.	58,205.5	606,494	4.44%	1,840.9	1,762.9	2,602.8	1	839.9	-	-
Futbolred com S A	336.4	120,000	35.67%	361.6	361.6	-	3	-	-	361.6
Gas Natural S A E S P.	609,110.9	621,866	1.66%	27,796.8	27,796.8	30,631.2	2	2,834.4	-	-
Gasoducto del Tolima S A.	10,138.2	230,711	5.80%	305.7	305.7	588.5	1	282.8	-	-
Hoteles Estelar de Colombia S A	130,188.6	24,920,837	84.91%	71,824.8	43,697.2	110,632.4	1	66,935.2	-	-
Huevos Oro Ltda	10,902.3	1,133,593	99.99%	11,283.5	11,197.4	10,902.4	2	-	295.1	4,331.7
Inducarbón(a)		2,528	0.09%	-	1.1	1.1	10	-	-	1.1
Industria Colombo Andina-Inca S A	23,309.3	1,985,607	0.67%	44.3	43.9	147.6	3	103.7	-	-
Industrias Lehner S A	21,935.7	24,111,860	49.83%	12,652.8	12,652.8	10,815.9	3	-	1,836.9	-
Jardin Plaza S A.	33,817.7	888,000	17.76%	10,031.1	10,031.1	11,778.5	3	1,747.4	-	-
Leasing de Occidente S.A	170,374.5	345,435,408	45.24%	56,009.2	61,381.2	77,079.6	1	15,698.5	-	-
Leasing Corficolombiana S A	53,815.7	109,394,977	94.50%	34,841.6	37,116.5	53,816.5	1	16,700.0	-	-
Lloreda S A	145,664.8	419,990,393	56.26%	65,955.6	131,324.0	-	1	-	32,572.4	98,751.6
Mavalle S.A	7,158.1	30,000	3.75%	257.3	257.3	264.4	3	7.1		
Metrex S A	8,164.3	321,782	10.11%	168.4	168.4	359.2	3	190.8	-	-
Organización Pajonales S A	73,822.9	1,060,813	94.99%	24,757.9	24,757.9	70,126.5	3	45,368.6	-	-
Petróleos Colombianos Limited (a)	-	17,107	0.05%	111.4	99.9	-	9	-	-	99.9
Petróleos Nacionales S A (a)	-	6,235,383	19.54%	-	257.3	-	11	-	-	257.3
Pizano S A.	186,781.3	23,327,594	38.00%	31,503.4	27,591.9	27,591.9	3	-	-	2,537.1

Continúa....

Plantaciones Unipalma de los Llanos S A	48,486.0	1,054,175,677	54.53%	19,174.3	12,665.8	26,439.0	2	13,773.2	-	-
Proinversiones S.A.	2,994.9	437,266	3.02%	9.6	9.6	9.6	3	-	-	3.8
Promisión Celular S A Promicel	16,359.4	4,680,420	16.64%	5,642.5	4,803.8	3,067.6	8	-	1,736.2	-
Promotora de Inversiones Ruitoque S A	41.4	43,289,334	3.03%	703.7	747.8	747.8	4	-		281.4
Promotora la Enseñanza S A (a)		490,042	2.45%		69.8	-	-			69.8
Promotora la Alborada S A (a)		991,383,354	1.83%		316.3	-	-			316.3
Promotora y Comercializadora Turística Santamar S A	15,994.7	320,989,826	84.55%	10,973.4	9,498.6	9,498.6	3	-	-	2,914.6
Proyectos de Infraestructura S A	89,678.4	34,389,667	88.25%	105,204.7	68,375.9	89,316.6	1	20,940.7	-	-
Sociedad de Inversiones en Energía S A	366,298.6	14,485,627	10.31%	21,174.6	18,985.4	40,558.8	2	21,573.4	-	-
Sociedad Hotelera Cien Internacional S A	17,291.5	133,393	0.39%	60.9	58.4	68.1	3	9.7	-	-
Sociedad Transportadora de Gas del Oriente S A	49,257.7	18,534,891	20.00%	3,705.6	4,023.3	9,860.3	3	5,837.0	-	-
Tejidos Sintéticos de Colombia S. A	19,004.5	52,786,049	94.99%	13,648.7	15,688.9	18,052.3	1	2,363.4	-	-
Textiles el Espinal S A	35,675.1	7,107,259	8.56%	2399.1	2,399.1	2,399.1	1	-	-	479.8
Valle Bursátiles	744.5	509,277	5.05%	34.7	31.2	38.5	3	7.3	-	-
Valora S A	23,635.1	136,998,310	94.95%	22,110.9	19,247.9	24,078.9	2	4,831.0	-	-
Valores de Occidente S. A	2,947.2	1,162,713	48.99%	2,357.3	2,257.4	1,326.2	3		931.2	-
Ventas y Servicios S A	1,827.7	64,599	19.90%	232.6	219.8	383.9	3	144.1	-	-
Provisión General de Inversiones (2)								-	-	419.6
					$ 896,839.40			$ 309,068.80	$ 37,394.4	$ 116,304.7

(a) The Corporation had no updated information as of December, 2007, these investments are totally funded.
(b) Equity value is not presented because this is recently created Company.

(*) It corresponds to market value for investments acquired before August 31, 2002
(**) It corresponds to the dates of the certificates used for the evaluation of the investments based on equity variations

(1) Value Equity as of November 30, 2007
(2) Value Equity as of October 31, 2007
(3) Value Equity as of September 30, 2007
(4) Value Equity as of August, 2007
(5) Value Equity as of June 30, 2007
(6) Value Equity as of December 31, 2006
(7) Value Equity as of September 30, 2006
(8) Value Equity as of June 30, 2006
(9) Value Equity as of May 31, 2006
(10) Value Equity as of November 30, 2005
(11) Value Equity as of December 31, 1996

With High and Medium Marketability

	December 2007					
	Social Capital	No. of Shares	Particip. %	Acquisition Cost	Value in Stock Ex	Value in Market
With high marketability						
Tablemac S.A.	35,557.6	3,019.057.079	11.88	4,226.6	10.31	31,126.5
Enka de Colombia(2)	62,597.7	34.448.128		1,963.3	15.10	520.2
With medium marketability						
Promigas S.A.	13,198.5	19,123.532	14.37	$ 480,780.9	38,257.11	$731,611.1
Av Villas (Ordinary stock (3)	22.473.1	45.677	0.00	140.4	3,539.79	161.7
				$ 485,007.5		$ 763,419.5
Other Securities- Fibratolima						$ 1,347.3

Continúa....

TOTAL INVESTMENTS AVAILABLE FOR SALE **$1,661,606.2**

(1) In December 26, 2007, the merger of the Corporation with Proyectos de Energía S.A. as part of the assets the Corporation received 2.017.721 shares of Empresa de Energía de Bogotá for $134.493.7 (See note 4)
(2) In October 2007 Enka de Colombia investment changed its marketability from no quotation to high marketability, the re-classification generated an income for provision refund of $1,172.3
(3) In September 2007 the Banco AvVillas investment changed its marketability from low marketability to medium marketability; re-classification generated no effects in the result statement of this semester.

June 2007

	Equity Value	No. of shares	Participation %	Acquisition cost (*)	Adjusted cost	Equity Value	(*)	Valorisation	De-valorisation	Provision
Aerocali S A	11,950.0	126,654	33.33%	2,258.5	3,356.8	3,982.9	2	-	-	3,356.8
Alimentos derivados de la Caña	33,371.6	52,000	0.25%	26.1	26.1	38.9	6	12.8	-	-
Aquacultivos del Caribe S A	7,680.1	106,000	5.47%	658.8	477.4	420.1	6	-	57.3	-
AV Villas (Acciones Ordinarias) (b	537,509.0	11	0.00%	-	-	-	2	-	-	-
AV Villas (Acciones Preferenciales)	537,509.0	20,763	0.01%	27.5	80.5	33.5	2	-	12.3	34.7
Banco Corfivalle Panamá S A	USD$6.245.6	6,019,000	100.00%	11,800.9	11,800.9	12,245.2	2	444.3	-	-
Bladex S A.	-	2,070	0.00%	220.9	40.4	78.6	1	38.2	-	-
C I Yumbo S A	21,918.9	11,001	0.10%	12.7	11.3	13.7	6	2.4	-	-
Cámara de Compensación de Divisas de Colombia S.A	2,494.8	79,687,500	3.19%	79.7	79.7	79.5	6			
Caribu Internacional S A (a)	-	782,278,588	0.00%	782.3	782.3	-		-	-	782.3
Casa de Bolsa Corficolombiana S A	7,605.8	1.186.510	94.50%	4,141.9	7,175.8	7,320.4	2	144.6	-	-
Colmotores S A	610,285.6	38,496	0.12%	246.3	78.9	898.6	2	819.7	-	-
Colombiana de Extrusión S A Ext ucol	16,832.2	315,420	20.00%	2,526.0	1,784.8	3,390.5	2	1,605.7	-	-
	Equity Value	**No of shares**	**Participation %**	**Acquisition cost (*)**	**Adjusted Cost**	**Equity Value**	**(*)**	**Valorisation**	**De-valorisation**	**Provision**
Colombiana de Licitaciones y Concesiones Ltda	31,041.7	1,964,422	99.99%	21,781.4	20,437.2	31,041.6	2	10,604.4	-	-
Colombina S A	281,954.6	32,683,321	7.59%	10,184.1	14,823.6	21,297.7	3	6,574.1	-	-
Compañía Aguas de Colombia	5,629.6	560,000	20.00%	448.4	1,096.7	1,125.9	6	-	90.0	841.0
Concesionaria Tibitoc S A	45,873.9	9,086,933	33.33%	12,799.6	9,822.7	14,817.5	3	4,994.8	-	-
Corporación Andina de Fomento	USD3.692.7	12	0.00%	181.6	171.4	264.7	6	93.3	-	-
Coviandes S A.	112,504.4	68,002	0.25%	237.4	92.8	228.0	6	135.2	-	-
Deposito Central de Valores-Deceval	45,245.5	16,781	3.67%	1,080.9	1,273.0	1,612.3	2	339.3	-	-
Enka de Colombia S.A	404,645.4	20,734,072	0.35%	1,721.8	2,205.4	1,416.2	4	-	671.9	1,172.3
Estudios Proyectos e Inversiones de los Andes S. A.	91,291.0	31,665,997	94.87%	56,741.0	40,980.3	86,612.0	2	45,631.7	-	-
Estudios y Desarrollos de Infraestuctura S A (d)	3,609.0	882,512	88.25%	1,398.6	1,398.6	3,164.9	3	366.0		
Eternit Colombiana S. A	43,773.6	99,850	0.26%	138.8	69.6	109.5	1	39.9	-	-
Empresa de Energía de Bogotá (c)	5,305.210.0	1,253,787	1.46%	77,459.7	77,459.7	77,459.7	2	-	-	-
Fiduciaria Corficolombiana S A	29,309.1	18,774.476	94.50%	25,427.4	19,659.0	27,742.1	2	8,038.1	-	-
Fiduciaria Occidente S A	48,690.6	562,189	4.40%	1,561.8	1,483.8	2,180.8	4	697.0	-	-
Futbolred com S A.	336.4	120,000	35.67%	361.6	361.6	119.9	8	-	-	361.6
Gas Natural S A E.S P.	506,262.2	621,866	1.68%	28,873.5	27,796.8	28,898.8	3	1,102.0	-	-
Gasoducto del Tolima S A	9,074.3	230,711	5.80%	305.7	305.7	526.9	4	221.2	-	-
General de Inversiones S.A.	1,057.0	1,890	94.50%	1.9	1.9	1.0	6	-	0.9	-
Hoteles Estelar de Colombia S.A	106,837.7	24,504.786	84.91%	69,052.1	41,883.8	105,101.1	4	63,217.3	-	-
Huevos Oro Ltda	10,841.9	1,133,593	99.99%	11,442.9	11,197.4	10,841.9	4	-	355.5	4,331.7
IBC Solutions	USD$2.036.5	2,499,275	37.50%	4,900.2	4,900.2	1,497.5	3	-	3,402.7	-
Inducarbón(1)		2,528	0.09%	0.3	1.1	-	10	-	-	1.1
Industria Colombo Andina-Inca S.A	22,567.8	1,985,607	0.67%	44.3	43.9	151.2	6	-	-	43.9
Industrias Lehner S A	17,043.1	17,951,215	48.15%	9,513.5	9,984.4	8,097.6	4	-	1,886.8	-
Ingenio la Cabaña	359,208.3	535,436	2.85%	7,144.8	6,323.9	9,411.2	3	3,087.3	-	-
Jardin Plaza S A	32,028.3	888,000	17.76%	10,031.1	10,031.1	5,688.2	6	-	-	-

Continúa....

Leasing de Occidente S.A	140,935.8	305,310.960	45.24%	47,227.2	52,599.2	63,761.1	2	11,161.9	-	-
Leasing Corficolombiana S.A	51,453.4	99,951.575	94.50%	45,349.1	32,158.6	48,623.9	5	16,465.3	-	-
Lloreda S.A	136,668.3	419,990,393	56.26%	66,255.9	131,324.0	76,889.6	2	-	32,572.4	98,751.6
Mavalle S.A	6,966.7	30,000	3.75%	257.3	257.3	261.3	1			
Metrex S.A.	7,840.2	321,782	10.11%	168.4	168.4	324.7	3	156.3	-	-
Organización Pajonales S.A	74,722.0	1,060,813	94.99%	24,757.9	24,757.9	70,980.7	3	46,222.8	-	-
Proyectos de Energía S.A (c)	-	145,150,846	94.99%	129,189.2	162,489.5	131,465.4	3	-	23,194.1	7,830.0
Petróleos Colombianos Limited	-	17,107	0.05%	97.3	97.3	-	9	-	-	97.3
Petróleos Nacionales S.A.	-	6,235,383	19.54%	125.3	257.3	-	11	-	-	257.3
Pizano S.A.	175,850.8	23,327.594	36.00%	31,503.4	27,591.9	18,902.5	4	-	-	8,689.4
Plantaciones Unipalma de los Llanos S.A	46,710.2	1,054,175,677	54.53%	19,174.3	12,665.8	25,470.7	4	12,804.9	-	-
Proinversiones S.A	3,897.5	437,266	3.02%	9.6	9.6	5.8	7	-	-	3.8
Promisión Celular S.A. Promicel	16,359.4	4,680,420	16.64%	5,828.9	4,803.8	2,722.8	4	-	2,081.0	-
Promotora de Inversiones Ruitoque S.A.	41.4	43,289,334	3.03%	983.7	926.9	568.8	4	-	-	358.1
Promotora la Enseñanza S.A. (a)	-	490,042	2.45%	69.8	69.8	-		-	-	69.8
Promotora la Alborada S.A. (a)	-	991,383,354	1.83%	316.3	316.3	-		-	-	316.3
Promotora Inmobiliana La Esperanza S.A	6,997.3	11,089,059	55.51%	6,739.8	5,857.0	3,884.2	6	-	1,972.8	2,666.3
Promotora y Comercializadora Turística Santamar S.A.	16,446.3	288,198.636	75.33%	10,277.7	8,802.8	6,602.3	4	-	2,200.5	2,580.7
Proyectos de Infraestructura S.A. (c)	100,311.9	34,389.667	88.25%	67,757.1	68,375.9	92,336.1	2	23,960.2	-	-
Sociedad de Inversiones en Energía S.A.	357,635.1	14,485,627	10.70%	21,198.3	18,985.4	38,412.4	3	19,427.0	-	-
Sociedad Hotelera Cien Internacional S.A	17,300.0	133,393	0.39%	60.9	58.4	65.0	6	6.6	-	-
Sociedad Transportadora de Gas del Oriente S.A	47,118.6	18,534,891	20.00%	4,779.1	4,023.3	9,277.2	5	5,253.9	-	-
Tejidos Sintéticos de Colombia S.A.	19,282.9	52,786.049	94.99%	13,648.7	15,688.9	18,316.8	4	2,627.9	-	-
Textiles el Espinal S.A	3,849.6	7,107,259	8.56%	2,399.1	2,399.1	3,410.3	6	1,011.2	-	-
Valle Bursátiles	713.0	509.277	5.06%	34.7	31.2	36.2	2	5.0	-	-
Valora S.A.	23,635.1	136,998,310	94.95%	22,110.9	19,247.9	22,433.1	3	3,185.2	-	-
Valores de Occidente S.A	3,603.6	832.271	48.99%	1,671.3	1,571.5	1,760.8	2	189.3	-	-
Ventas y Servicios S.A.	1,915.5	64,599	19.90%	232.6	219.8	305.5	6	85.7	-	-
Provisión General de Inversiones								-	-	419.6
					$ 925,255.30			$ 290,772.50	$ 68,498.20	$ 132,965.6

(a) They do not present an equity value because the Corporation had no updated information as of June 30, 2007; these investments are totally provisioned/funded.

(b) Investment value is not presented because value in books is lower in figures expressed in million Pesos

(*) Corresponds to market value for investments acquired before August 31, 2002

(**) It corresponds to the dates of the certificates used for the evaluation of the investments based on equity variations.

(1) Equity value as of June 30, 2007
(2) Equity value as of May 31, 2007
(3) Equity value as of April 30, 2007
(4) Equity value as of March 30, 2007
(5) Equity value as of February 28, 2007
(6) Equity value as of December 31, 2006
(7) Equity value as of September 30, 2006
(8) Equity value as of June 30, 2006
(9) Equity value as of May 31, 2006
(10) Equity value as of November 30, 2005
(11) Equity value as of December 31, 1996

(c) The Board of Directors of the Corporation authorised the receipt as dation in payment of 1.253.787 shares of Empresa de Energía de Bogotá, to cancel obligations of Proyectos de Energía S.A.. The amount of the operation was as follows: Cancellation of Loan Portfolio for $44,419.5, interest caused in contingent accounts $33,040.2, causation income for deferred $16,061.3, reversion of loan portfolio provision $8,811.4. The total of the operation generated an income of $57,912.9 for the Corporation.

(d) In April 2007 Proyectos de Infraestructura S.A. split creating Empresa Estudios y Desarrollos de Infraestructura S.A.; the split amount was of $30.000.0, in June 2007, Estudios y Desarrollos de Infraestructura S.A. made an anticipated distribution of social assets, because it entered a liquidation process; the sum of $24,710.3 corresponded to the Corporation, what generated an income for $5,125.4. In September 2007 the Corporation recorded the investment liquidation; this operation generated an income for $396.0

Continúa....

With High and Medium Marketability

	Social Capital	June 2007 No of Shares	Particip. %	Acquisition Cost	Value in Stock Exc.	Value in Market
With high marketability						
Tablemac S.A.	20,543.0	3,019.057.079	11.88	4,226.6	10.44	31,519.0
With medium marketability						
Promigas S.A.	13,198.5	19,123.532	14.37	$ 480,780.9	25,489.08	$ 487,441.2
				$ 485,007.5		$ 518,960.2
Other Securities-Fibratolima						$ 1,347.3

TOTAL INVESTMENTS AVAILABLE FOR SALE **$1,445,562.8**

Investments
There are no economic or legal restrictions on the Investments.

The Corporation evaluated and qualified under credit risk all the investments in participative securities, except for investments made in securities classified as high and medium marketability by the Superintendence of Finance. The following is the result:

	Rating		Provision for credit Risk	
	December	June	December	June
Aerocali S.A.	D	D	$ 3,356.8	$ 3,356.8
Alimentos derivados de la Caña S.A	A	A	-	-
	December	June	December	June
Aquacultivos del Caribe S.A.	E	A	477.4	-
AV Villas	A	A	-	-
Banco Corfivalle (Panamá) S.A.	A	A	-	-
Bladex S.A.	A	A	-	-
C.I. Yumbo S A.	A	A	-	-
Caribú Internacional S.A.	E	E	782.3	782.3
Cámara de Compensación de Divisas de Colombia S.A.	A	A	-	-
Cámara de Riesgo Central de Contraparte de Colombian S.A.	A	-		
Casa de Bolsa Corficolombiana S.A.	A	A	-	-
Colmotores S.A.	A	A	-	-
Colombiana de Extrusión S.A. Extrucol	A	A	-	-
Colombiana de Concesiones y Licitaciones LTDA.	A	A	-	-
Colombina S.A.	A	A	-	-
Compañía Aguas de Colombia	C	D	827.9	841.0
Concesionaria Tibitoc S.A.	A	A	-	-
Corporación Andina de Fomento	A	A	-	-
Coviandes S.A.	A	A	-	-
Depósito Central de Valores- Deceval	A	A	-	-
Enka de Colombia S.A. (*)	-	C	-	688.7
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-
Estudios y desarrollo de infraestructura S.A.	-	A	-	-
Eternit Colombiana S.A.	A	B	-	-
Empresa de Energía de Bogotá	A	A	-	-
Fiduciaria Corficolombiana S.A.	A	A	-	-

Continúa....

Fiduciaria de Occidente S.A.	A	A	-	-
Futbolred.com S.A.	E	E	361.6	361.6
Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
General de Inversiones S.A.	-	A	-	-
Hoteles Estelar de Colombia S.A.	A	A	-	-
Huevos Oro Ltda.	C	C	4,331.7	4,331.7
IBC Solutions	-	A	-	-
Inducarbón	E	E	1.1	1.1
Industria Colombo Andina-Inca S.A.	A	C	-	43.7
Industrias Lehner S.A.	A	A	-	-
Ingenio la Cabaña	-	A	-	-
Jardín Plaza S.A.	A	A	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing Corficolombiana S.A.	A	A	-	-
Lloreda S,A.	D	E	98,751.6	98,751.6
Mavalle S.A.	A	A	-	-
Metrex S.A.	A	A	-	-
Organización Pajonales S.A.	A	A	-	-
Proyectos de Energia S.A	-	A	-	-
Petróleos Colombianos Limited	E	E	99.9	97.4
Petróleos Nacionales S.A.	E	E	257.3	257.3
Pizano S.A.	B	C	2,537.1	8,689.8
Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	C	C	3.8	3.8
Promisión Celular S.A. Promicel	A	A	-	-
Promotora de Inversiones Ruitoque S.A.	C	C	281.4	358.1
Promotora Inmobiliaria La Esperanza S.A.	-	C	-	2,666.3
Promotora y Comercializadora Turística Santamar S.A.	C	C	2,914.6	2,580.3
Promotora la Alborada S.A.	E	E	316.3	316.3
Promotora la Enseñanza S.A.	E	E	69.8	69.8
Proyectos de Infraestructura S.A.	A	A	-	-
Sociedad de Inversiones en Energía S.A.	A	A	-	-
Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	B	A	479.8	-
Valle Bursátiles	A	A	-	-
Valora S.A.	A	A	-	-
Valores de Occidente S.A.	A	A	-	-
Ventas y Servicios	A	A	-	-
			$115,850.4	124,197.6
Provision market risk participative securities			34.7	8,348.4
Investments general provision			419.6	419.6
			116,304.7	$132,965.6
Fibratolima mixed securities provision			1,347.3	1,347.3
Debt securities provision			7,607.9	7,855.3
TOTAL PROVISIONS			125,259.9	$ 142,168.2

(*) EnKa de Colombia does not present qualification for having high marketability qualification.

Investments Provision

	December	June
Initial balance	$ 142,168.2	136.240.7
Plus:		
Provision charged to expenses of the period	2,244.3	11.413.1
Adjustment in change	2.4	-
	144,414.9	147.653.8

Continúa....

Minus:		
Provision restitutions	19,155.0	4.739.8
Adjustment in change	-	13.8
For liquidation of the Agrotimbio investment	-	732.0
Final balance	$ 125,259.9	142,168.2

Maturity of investments is as follows:

PORTAFOLIO DECEMBER 31, 2007	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	General Total
Negotiable	100,236	-	-	1,669	3,364	218,254	323,523
Available	-	50	-	14,177	34,348	598,632	647,207
At maturity	9,560	-	-	11,165	13,380	49,972	84,077
General Total	109,796	50	-	27,011	51,093	866,858	1,054,808

CONSOLIDATED FORWARD SECURITIES PURCHASE	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61TO 90 DAYS	FROM 91 TO180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	General Total general
RIGHTS	84,413	-	-	-	-	-	84,413
OBLIGATION	-84,498	-	-	-	-	-	-84,498
TOTAL	-85	-	-	-	-	-	-85

CONSOLIDATED FORWARD SECURITIES SALE	FROME 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DIAS	MORE THAN 360 DAYS	General Total
RIGHTS	-201.811.9	-	-	-	-	-	-201,811.9
OBLIGATION	202.530.5	-	-	-	-	-	202,530.5
TOTAL	719	-	-	-	-	-	719

FORWARD PURCHASE FOREIGN CURRENCY	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM TO 360 DAYS	MORE THAN 360 DAYS	General Total
RIGHTS	1,063.208.0	97,190.7	124,905.0	239,930.9	79,794.0	-	1,605.028.8
OBLIGATION	-1,060.613.9	-101,690.4	-125,524.7	-237,526.2	-79,505.54	-	-1,604.860.9
TOTAL	2,594.1	-4,499.6	619.7	2,404.7	288.6	-	168.0

FORWARD FOREIGN CURRENCY SALE	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROME 181 TO 360 DAYS	MORE THAN 360 DAYS	General Total
RIGHTS	1,230.388.9	95,163.9	328,636.4	153,261.2	121,411.0	1,705.1	1,930.566.4
OBLIGATION	-1,221.287.9	-94,296.5	-312,105.0	-153,309.0	-120,314.4	-1,704.5	-1,903,017.3
TOTAL	9,101.0	867.4	16,531.4	-47.8	1,096.6	0.6	27,549.1

PORTFOLIO JUNE 30, 2007	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROME 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM TO 360 DAYS	MORE THAN 360 DAYS	General Total
Negotiable	49,448	11,866	2,861	3,533	23,949	408,491	500,147
Available	-	-	-	-	10,120	433,903	444,022
At Maturity	1,428	202	535	2,227	20,676	49,539	74,608
Total general	50,876	12,068	3,396	5,760	54,745	891,933	1,018,777

Continúa....

CONSOLIDATED FORWARD SECURITIES PURCHASE	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	General Total
RIGHTS	220,495	1,994	804	-	-	-	223,293
OBLIGATION	-220,965	-1,995	-805	-	-	-	-223,765
TOTAL	-470	-1	-1	-	-	-	-472

CONSOLIDATED FORWARD SECURITIES SALE	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	General Total
RIGHTS	209,453.1	-	-	-	-	-	209,453.1
OBLIGATION	-207,422.1	-	-	-	-	-	-207,422.1
TOTAL	2,031	-	-	-	-	-	2,031

FORWARD SECURITIES PURCHASE	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	General Total
RIGHTS	913,360.0	269,601.1	8,664.3	237,715.4	218,617.8	9,803.1	1,657,761.7
OBLIGATION	-925,048.4	-278,127.3	-8,631.8	-251,219.5	-223,760.1	-9,825.2	-1,696,612.4
TOTAL	-11,688.4	-8,526.2	32.5	-13,504.2	--5,142.3	--22.1	-38,850.7

FORWARD VENTA DIVISAS	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	General Total
RIGHTS	1,204,688.5	253,945.2	168,705.4	192,476.8	169,035.4	132.7	1,988,984.1
OBLIGATION	-1,179,805.3	-222,281.2	-159,622.2	-173,675.2	-154,548.5	-129.4	-1,890,061.8
TOTAL	24,883.1	31,664.0	9,083.3	18,801.6	14,486.9	3.3	98,922

(8) Loan Portfolio

As December 31, 2007 it does not present a balance for Portfolio. As of June 30, 2007 corresponded to in force commercial portfolio - other guaranties for a value of $91.3.

The detail of the portfolio by geographic zone is as follows:

City		June 2007 Balance	Particip. %
Bogotá	$	91.3	100
Total (*)	$	91.3	

The following is the portfolio detail by economic destination:

	June 2007 Balance	Particip %
Wholesale and retail trade	91.3	100%

Continúa....

$ 91.3

As of June 30, 2007 the Corporation evaluated 100% of the loans portfolio, interest and other concepts. The qualification result is as follows:

					Provision		Total
	Capital	Interest	Other Concepts	Total	Capital	Interest & others	Provision
Other Commercial Guarantees							
A - Normal	91.3	1.1	11,146.8	11,239.2	0.9	527.2	528.1
B - Acceptable	-	-	0.2	0.2	-	-	-
C - Appreciable	-	-	1.5	1.5	-	1.5	1.5
D – Significant	-	-	2.5	2.5	-	2.5	2.5
E – Non recoverable	-	-	212.5	212.5	-	212.5	212.5
	91.3	1.1	11,363.5	11,455.9	-	743.7	744.6
General Provision	-	-	-	-	0.9	-	0.9
	91.3	1.1	11,363.5	11,455.9	1.8	743.7	743.7

Provision for Loan Portfolio

		December	June
Initial Balance	$	1.8	9,307.2
Plus:			
Provision charged to expenses			-
			9,307.2
Minus:			
Provision returns taken to commercial income		1.8	9.305.4
Final balance	$		1.8
Total Loan Portfolio	$	-	89.5

(9) Acceptances and Derivatives

		December	June
Cash operation rights	$	101,835.3	190,277.7
Cash operation obligations		(101,917.0)	(190,469.9)
Forward operation rights		3,653,180.2	3,711,660.0
Forward operation obligations		(3,625,071.0)	(3,651,211.0)
Future sale rights		67,456.2	20,568.0
Future sale obligations		(67,200.7)	(20,568.0)
Swap Rights		475,707.0	1,649.0
Swap obligations		(471,249.9)	(1,279.0)
Call Profit on foreign currency		59,1	-
Put Loss on foreign currency		(22,9)	-
	$	32,776.3	60,626.8

The Corporation has defined that it has to cover its risk due to the difference in change generated by its own position (assets less liabilities in foreign currency), what leads to make coverage operations by means of carrying out futures contracts and operations with by-products, when the market situation is worth it.

List of comparative average balances on obligations, rights, profit and loss

Continúa....

	Dec-07				Jun-07			
	Sale	Variation %	Purchase	Variation %	Sale	Variation %	Purchase	Variation %
Rights								
Foreign currency	2.178.153,7	17,82%	1.842.087,0	13,74%	1.848.733,5	2,95%	1.619.586,9	1,29%
Securities	186.201,6	-24,05%	167.676,4	3,57%	245.288,8	-22,40%	161.889,2	-26,55%
	2.364.355,3		2.009.763		2.094.022,3		1.781.476,1	
Obligations								
Foreign currency	2.142.583,2	22,23%	1.844.028,1	11,39%	1.752.902,1	0,59%	1.655.499,6	31,01%
Securities	185.406,7	-24,16%	167.896,5	3,54%	244.456,1	-23,06%	162.162,8	-8,88%
	2.327.989,9		2.011.924,6		1.997.358,2		1.817.662,4	
	Profit		Loss		Profit		Loss	
Monthly average Result	6.197,5	-71,80%	4.691,8	100,00%	21.978,4	10,66%	17.023,3	100,00%

Minimum and maximum terms oscillated between 3 and 365 days during the company periods ending on December 31 and June 30, 2007.

There were neither limitations nor restrictions of any type for the execution of these contracts.

(10) Accounts Receivable

Interest

		December	June
Loan Portfolio	$	-	1.1
Other:			
Sold Inter-bank Funds		0.1	75.9
Loans to employees		13.4	74.1
Sundry		637.4	195.5
	$	650.9	346.6

Other

		December	June
Dividends and participations	$	6,108.9	10.293.0
Leasing		277.0	313.1
Sale of goods and services (1)		48,103.2	7.462.7
Payments on account of clients		179.9	183.9
Prepayments contracts and suppliers		9,040.7	1,822.9
Advances to personnel		57.8	53.5
Sales tax to be paid		1,980.0	2,993.3
Debit			
Sundry (2)		11,176.0	35.086.2
	$	76,923.5	58,208.6

(1) As of December 30, 2007 this item includes: Interconexión Electrica S.A. for $38.000, Ingenio la Cabaña for $6,343.8. As of June 30, 2007: Valora S.A. $1,559.6, Sain Ingenieros S.A. $1,559.6, Fiducol S.A. $1,121.9 Cargraphics S.A. $432.9, Concecol Ltda.. $2,013.7, Inversiones Gaviria S.A. $449.7, Acrecer S.A. $346.3.

(2) As of December 30, 2007: Currency Desk operations with the following clients: Union Bank of Switzerland $5,977.8, Bancolombia $686.6, Montajes Morelco Ltda. $321.3, Subfondo Bear Stearns & Co. Inc. $169.6. As of June 30, 2007: Accounts receivable for re-purchase operations by the Republic of Colombia of Bonds 2009 and 2010 issuings with compliance date July 5, 2007 corresponding to the following clients: Wachovia Securities $29,305.4, Currency Desk operations with the following clients: Aseguradora Colseguros S.A. $1,581.7, Standard Bank London N.Y $701.1

Continúa....

Provision for Accounts Receivable

Initial balance	$	2,098.3	1,618.6
Plus:			
Provision charged to commercial operation expenses		53.4	153.1
Adjustment former period posting		-	495.7
		2,151.7	2,267.4
Minus:			
Reimbursements of commercial provision		272.9	169.1
Accounts receivable commercial penalised		17.6	-
	$	1,861.2	2,098.3

Realizable Goods and Goods and received as dation in payment

Goods Received in Payment

Real Estate	$	27,845.2	33,421.3
Movables		2,460.4	2,460.4
		30,305.6	35,881.7
Minus Provision		(24,687.5)	(29,026.6)
	$	5,618.1	6,855.1

Goods not used in social purpose

		December	June
Land	$	585.9	596.0
Buildings		-	60.2
	$	585.9	656.2
Depreciation		-	(58.5)

The detail of goods received in payment according with permanency time is as follows:

Less than	Less than 1 year	Between 1 and 3 years	Between3 and 5 years	More than 5 years	Total	Provision
December 31st						
Real estate	$ -	448.7	2,984.0	24,412.5	27,845.2	22,227.1
Movables	-	728.8	1,654.1	77.5	2,460.4	2.460.4
	-	1,177.5	4,638.1	24,489.9	30,305.6	24,687.5
June 30th						
Real estate	$ -	444.1	5.682,6	27.294,6	33.421,3	26.566,2
Movables	728.8	-	1.731,6	-	2.460,4	2.460.4

Continúa....

$728.8	444.1	7,414.2	27,294.6	35,881.7	29,026.6

The Administration considers that immobilisation and materiality of these assets shall not produce important negative effects on financial statements. At present the Corporation is taking the necessary steps for realising these goods within the terms established by the Superintendence of Finance. In general terms, goods are in good condition; the necessary provisions have been constituted for those in a deteriorated condition.

The Corporation has appraisals and insurance policies for its goods.

Provision for Goods Received in Payment

Initial balance	$	29,026.6	42,537.5
Plus:			
Provision charged to expenses of the period(*)		73.3	314.0
		29,099.9	42,851.5
Minus:			
Provision reimbursements		17.2	72.5
Use of goods received in payment		4,395.2	13,752.4
	$	24,687.5	29,026.6

(*)In the goods received in payment provision during the first semester of 2007 an additional provision of $99.4 was posted corresponding to the provision Rights in goods received in payment trust.

(11) Property and Equipment

		December	June
Land	$	3,281.3	3,525.7
Buildings		11,544.2	13,965.2
Equipment, furniture and fixtures		9,084.3	8,942.1
Computers		8,929.4	9,278.9
Vehicles		903.8	932.4
Mobilisation equipment (Lifts)		360.7	-
		34,103.7	36.644.3
Depreciations			
Buildings		(6,855.0)	(8,001.3)
Equipment, furniture and fixtures		(7,553.6)	(7,826.5)
Computers		(8,477.1)	(8,878.3)
Vehicles		(297.0)	(253.0)
Mobilisation equipment and Machinery		(7.5)	-
		23,190.2	24,959.1
Minus:			
Provision		-	300.0
Total property and equipment	$	10,913.5	11,385.2
Valorisations		20,541.8(*)	19,908.8
	$	20,541.8	19,908.8

(*) This item includes valorisation of Fixed Assets for $19,774.9 and Art and Cultural Goods for $766.9

Total depreciation recorded to expenses during the second and first semesters of 2007 was of $ 632.5 and $ 642.1 respectively.

Continúa....

The Corporation has maintained the necessary measures for the conservation and protection of its assets. As of December 30, and June 30, 2007, insurance policies existed to cover subtraction, fire, earthquake, riot, mutiny, explosion, volcanic eruption, low tension, land property, loss or damage to offices and vehicles.

The Corporation has appraisals of its Real Estate and there are no mortgages or ownership reserve on the goods, nor have they been assigned in collateral.

(12) Other Assets

Permanent Contributions

For the two semesters of 2007 permanent contributions in social clubs for $83.2 existed.

Early Expenses and Deferred Charges

Movement of early expenses and deferred charges during semesters ending on December 31 of 2007 is as follows:

	December	Amortisation	Charges	June
Early Expenses				
Interest	$ 0.5	1.2	1.4	$ 0.3
Insurance	320.0	1,824.7	2,061.3	83.4
Maintenance of software	1.7	9.8	-	11.5
Commissions paid for by-products	100.3	220.4	320.7	-
Other	187.2	663.9	744.8	106.3
Deferred Charges:				
Organisation and pre-operatives	58.8	12.3		71.1
Refurbishing	277.9	1,471.1	1,386.1	362.9
Studies and projects	121.9	62.9	156.9	27.9
Software	771.9	368.8	334.8	805.9
Utensils and stationary	24.4	95.3	86.0	33.7
Improvements to properties in leasing	292.8	854.5	1,130.3	17.0
Publicity and advertising	463.3	122.2		585.5
Taxes	-	260.8	1.0	259.8
Contributions and affiliations	32.0	874.0	906.0	-
Loss in investment valuation	-	82.1		82.1
Other	-	432.3	364.6	67.7
	$ 2,652.7	7,356.3	7,493.9	$ 2,515.1

Other

		December	June
Loans to employees	$	2,398.8	2.597.0
Other loans to employees		2.7	2.7
Deposits in guaranty		25.7	25.7
Deposits in future agreements		4,960.1	28.369.3
Art and cultural goods		266.8	252.9
Rights in Trust (1)		45,117.1	57.141.7
Sundry (2)		7,395.9	10.599.2
	$	60,167.1	98.988.5

Continúa....

(2) This item includes as of December, 2007: Income Advance $4,682.0, Withholding System $12.3, Advances Surplus and Withholdings $2,669.5 , Industry and trade Advances $28.5 , Petty Cash $3.4. June 30, 2007: Income Advance $3,707.4, Withholding System $6,782.6

(1) Rights in Trust

Trust for real estate development	$	23,628.5	35,912.8
Portfolio Administration Trust (*)		5,462.1	5,195.9
Trust realisable goods and received in payment		15,680.9	15,687.4
Property and Equipment Trust		345.6	345.6
	$	45,117.1	57,141.7

(*)According to note 3 "Transfer of assets, liabilities and contracts" of the Financial Statements as of June 2006, Equity B rights were transferred to Banco de Bogotá; the contract provided that benefits or recoveries received in excess of the nominal value of the equity, discounted from the funding cost and administration, shall be for Corficolombiana. Taking into account that Banco de Bogota recovered the nominal value of this equity, it transferred to the Corporation Equity B rights. The amount of $7,1?0.8 was therefore recorded with counter entry to a deferred income that is being recorded as the fiduciary receives payments.

Rating of Credits to employees

The following is the detailed rating of Credits to Employees and Ex-employees:

		December				
		Housing Consumer	Interest	Total	Provision	Guaranties
Rating of Credits to Employees						
A- Normal	$	2.076.3	11.5	2,085.1	-	3,809.6
	$	2.076.3	11.5	2,085.1	-	3,809.6

Rating of Credits to Ex-employees

		December				
		Housing Consumer	Interest	Total	Provision	Guaranties
A- Normal	$	277.6	1.9	279.5	-	367.1
D- Sub-normal		0.2	0.0	0.2	-	0.2
E- Non recoverable		47.3	0.0	47.3	39.8	80.1
	$	325.1	1.9	327.0	166.5	447.4

		June				
		Housing Consumer	Interest	Total	Provision	Guaranties
Rating of Employee Credits						
A- Normal	$	2,129.0	11.6	2,140.6	-	3,494.8
	$	2,129.0	11.6	2,140.6	-	3,494.8

Continúa....

Rating of Credits to Ex-employees

		June				
		Housing Consumer	Interest	Total	Provision	Guaranties
A- Normal	$	304.8	1.4	306.2	-	652.3
B- Subnormal		3.0	0.1	3.1	-	9.0
E- Non-recoverable		160.2	17.7	177.9	166.5	190.6
	$	468.0	19.2	487.2	166.5	851.9

Provision Other Assets

		December	June
Initial balance	$	22,910.5	23.237.5
Plus:			
Provision charged to expenses of the period		113.3	240.6
		23,023.8	23.478.1
Minus:			
Provision reimbursements		217.0	548.6
Use in sale rights trusts goods received in payment		888.8	19.0
Penalty Ex-employee Loans		109.6	-
Final balance	$	21,808.4	22,910.5

(13) Deposits and Current Liabilities

Term Deposit Certificates:			
Issued at less than 6 months	$	157,088.9	140,753.0
Issued equal to 6 months and less than 12 months		249,453.4	233,995.5
Issued equal or greater than 12 months		299,521.2	299,699.3
	$	706,063.5	674,447.8
Savings accounts		256,162.9	188.673.4
Special deposits		226.0	117.5
Banks and correspondents		2,310.1	3,911.2
Current liabilities bank services		386.0	353.4
	$	259,084.7	867,503.3

(14) Inter-Bank Funds Purchased and Re-Purchase Agreements

Investments Re-purchase Commitments	$	451,779.6	553,935.4
Inter-bank Funds re-purchased		92,837.0	61,975.0
	$	544,616.6	615,910.4

Rates used in these operations during the period ending on December 31 and June 30, 2007, oscillated between 9.77% and 8.17% and 9.66% and 3.09% respectively.

(15) Bank Credits and Other Financial Obligations

Continúa....

Bank credits and other financial obligations include balances with short term maturities with a detail as follows:

		June 2007					
		Capital	Interest	Effective interest Rate	Short Term	Medium Term	Total
Foreign Banks							
Dollars	$	29,409.1	22.7	LIB+0.25%	29,409.1	-	29,409.1
	$	29,409.1	22.7	LIB+0.25%	29,409.1	-	29,409.1

(17) Accounts Payable

Other

		December	June
Taxes:			
Sales tax payable	$	-	705.1
Income and complementary		-	5.868.0
Industry and Trade		110.8	44.1
Stamp taxes		1.4	-
Extra charges and other		5,156.8	5.074.9
Rentals/leasings		582.9	658.4
Contribution on transactions		12.2	5.5
Promissory purchasers (1)		598.4	1.374.0
Suppliers		1,248.6	988.8
Withholdings and labour contributions		2,633.8	2.652.0
Cheques drawn and not cashed		154.0	213.9
Sundry (2)		3,602.1	2.670.8
	$	14,101.0	20,255.5

(1) As of December 31, 2007 this item corresponds to Alianza Fiduciaria S.A. $260.0, Instituto Nacional de Concesiones $237.8, Inversiones Cygnus y Cia S.C.A $66.9 , Otros $33.7 . As of June 30, 2007 this item corresponded to: Alianza Fiduciaria S.A. $757.7, Instituto Nacional de Concesiones $237.8. Other $378.5.

(2) As of December 31, 2007, this item corresponds mainly to accounts payable for currency desk operations: JP. Morgan Chase NY $353.0, BNP Paribas $273.5, Citibank $594.8, Interconexión Eléctrica $369.1, Isagen $116.4. As of June 30, 2007, this item corresponded mainly to accounts payable for currency desk operations $1,519.4 for Forward operations, among others.

(18) Other Liabilities

Consolidated Labour Obligations

Consolidated severance	$	-	172.3
Interest on severance		-	9.9
Consolidated vacations		-	1,028.0
Other social benefits		1,174.3	289.2
	$	1,174.3	1,499.4

Retirement Pensions

The actuarial calculation study is prepared according to Decree 2783/01, taking into account a DANE Rate of 10.547% and a discount Rate of 16.532%.

Continúa....

A person (man) direct pensioner of the Corporation is part of the actuarial calculation.

Actuarial calculation is completely amortised.

Total amount of the actuarial calculation	$ 1,239.1	$ 1,192.2
Value pensions caused during the semester	37.8	62.7
Amortisation percentage	100%	100%

Early Income

Movement of early income for the semester ended on December 31, 2007is as follows:

		December	Charges	Payments		June
Commissions	$	424.9				424.9
Commissions received for by-products		83.6	59.9	143.5		-
Other		-	96.2	-		96.2
	$	508.5	156.1	143.5	$	521.1

Other (deferred payments)

		December	Charges	Payments	June
Profit in Assets sale	$	1,166.6	2,902.4	2,855.3	1.213.7
Profit for adjustment valuation of investments (1)		-	1.7	-	1.7
Autonomous Equity B to be amortised (2)		5,107.6	4,781.6	5,047.7	4,841.5
Other deferred payments		507.7	89.8	597.5	-
	$	6,781.9	7,775.5	8,500.5	6,056.9

(1) Corresponds to the adjustment and up-date of valuation margins according with resolution 1227 of July, 2006.
(2) Corresponds to Note 12 in Rights in Trusts.

(19) Estimated Liabilities and Provisions

		December	June
Labour obligations	$	1,174.3	1.531.6
ICA taxes		0.5	5.475.3
Penalties and sanctions, litigations, indemnifications		643.2	643.2
Penalties and sanctions Superintendence of Finance		67.3	82.7
Sundry (1)		1,794.8	4.437.4
	$	3,680.1	12.170.2

(1) Includes provisions to cover expenses for public services and contingency claiming of retirement bonuses 1.998.

(20) Social Capital

For the semesters of 2007 the authorised capital was of $1,715, represented in nominal value stock of $10 Pesos each.

Continúa....

No. Preferential Shares	10,496.823
No. Ordinary Shares	154,884.915
Total Subscribed and paid Shares	165,381.738

The minimum preferential dividend each share earns is equal to 2% per annum of the subscription price in Colombian Pesos this dividend is adjusted each year in an amount equivalent to 100% of the variation of the index of prices to consumers (IPC) certified annually by the Colombian competent authority, for each calendar year.

(21) Reserves

Legal

According to legal provisions in force in Colombia, all credit institutions must constitute a legal reserve assigning ten per cent (10%) of net profits of each fiscal year/accounting period, up to a minimum of fifty per cent (50%) of the subscribed capital. The reserve may be reduced to less than fifty per cent (50%) of the subscribed capital when its purpose is to wipe-off accumulated losses exceeding the total amount of profit obtained in the corresponding fiscal year and of those not distributed profits of former fiscal years when the freed value is devoted to capitalising the entity by means of the distribution of share dividends.

The reserve shall not be used to pay dividends or to cover expenses or losses during the time on which the Corporation has undistributed profits.

The additional paid-in capital (premium for placement of shares) corresponding to the difference between the amount paid per share and its nominal value, is also recorded as legal reserve.

As of December 30 and June 30, 2007 the legal reserve was of $574,784.8

Statutory and Occasional

The following is a detail of statutory and occasional reserves as of December 30 and June 30, 2007:

		December	June
Marketable investments valuation Reserve (1)	$	380,665.6	380,665.5
Other reserves available for the Assembly for future distribution		182,810.8	189,577.4
	$	563,476.4	570,242.9

(1) According to legal provisions a reserve must be made for profit obtained by the application of special investment valuation systems at market prices and the revenue of which has not been fiscally realised.

(22) Profit or Losses Not Realised in Investments

		December	June
Participative Securities			
Promigas S.A.	$	250,830.1	27,292.3
Tablemac S.A.		26,899.7	6,660.3
Enka de Colombia S.A.		(1,884.0)	-
Banco Av Villas S.A.		21.3	-
		275,867.1	33,952.6
Debt Securities		(16,420.0)	(19,231.9)
	$	259,447.1	14,720.7

(23) Contingents Accounts

Continúa....

Creditor

Endorsements	$	252.5	252.5
Bank collateral		46,741.9	53,540.1
Letters of Credit		-	-
Obligations in options		47,671.2	23,807.9
For litigations stipulated in legal currency (*)		52,310.4	46,744.9
Other contingencies		4,990.6	5,675.3
	$	151,966.5	130,020.7

(*) Corresponds to passive contingencies derived from lawsuits against, with adverse decision that occurs remotely according to the concept of the legal area of the Corporation.

Debtor

Rights in options	$	47,719.5	23,796.9
Fiscal loss to be amortised		49,147.5	170,047.7
Excess ordinary net presumptive revenue		216,294.4	165,899.1
Other contingencies		1,790.9	2,051.4

Continúa....

(24) Memorandum Accounts

Debtors

Goods and securities given as guarantee	$	518,802.6	642,986.3
Appraisal of goods received in payment		6,659.5	6,812.9
Remittances and other effects sent for collection		45,902.2	44,668.5
Unpaid negotiated cheques		4,920.0	4,788.8
Penalised assets		210,328.8	212.324.9
Adjustments for assets inflation		82,431.7	90.512.2
Distribution subscribed and paid capital		1,653.8	1,653.8
Accounts receivable decreed dividends		357.6	1,004.9
Dividends rights in species for revaluation		4,045.3	4,045.2
Property and equipment completely depreciated		15,234.8	15,801.8
Fiscal value of assets(*)		3,285.995.1	3,285,995.1
Investment in Nation guaranteed securities		245,045.6	123,855.0
Securities accepted by credit establishments		56,242.4	92,039.5
Securities to be held-to-maturity		38,987.8	1,115.3
Securities available for sale - Debt		380,150.6	119,684.6
Reciprocal operations		252,476.4	245,380.3
Other		2,491.288.7	1,813,778.3
	$	7,640.522.9	6,706,447.4

(*) Corresponds to the value of the fiscal gross equity as of December 31, 2006

Creditor

Goods and securities received in custody	$	403.0	373.8
Goods and securities received in guaranty for future loans		105,570.2	276,413.5
Collateral pending to be cancelled		61,501.8	59,489.9
Goods and securities received in collateral-suitable collateral		15,668.4	27,046.6
Collections received		1,506.4	1,465.9
Goods and securities received – Other collateral		-	57.0
Equity inflation adjustment		316,334.8	316,334.8
Fiscal monetary correction		-	0.6
Capitalisation for equity re-valorisation		316,334.8	316,334.8
Yield investment negotiable debt securities		69,074.9	34,363.4
Anticipated yield of marketable investment debt securities debt securities		-	1,681.6
Decreed dividends marketable investments		1,488.0	1,375.9
Equity fiscal value		1,616.373.8	1,616,373.8
Commercial portfolio rating		53,115.7	11,759.1
Consumption portfolio rating		2,401.4	2,599.7
Reciprocal transactions		126,398.5	101,331.7
Other creditor memorandum accounts		1,240.283.5	1,892,053.7
	$	3,926.455.2	4,659.055.8

(25) Transactions conducted with Related Parties

The main stockholders that hold ten per cent (10%) or more of the capital stock or whenever less, transactions that represent more than five per cent (5%) of the technical equity are considered related parties. Members of the Board of Directors and companies where the Corporation holds investments in excess of fifty per cent (50%), or where there are economic, administrative or financial interests, are also considered related parties.

Continúa....

a. Operations with Stockholders

	December	June
Available		
Banco de Bogotá S. A.	$ 8,527.7	22,320.5
Banco de Occidente S. A.	22,520.1	23,864.9
Investments		
Banco de Occidente S. A.	7,509.4	6,889.9
Accounts receivable		
Banco de Bogotá S. A.	-	742.4
Accounts payable		
Banco de Bogotá S. A.	20,869.8	13,040.1
Banco de Occidente S. A.	7,450.6	4,655.3
Operating revenue		
Banco de Bogotá S. A.	1,469.5	734.0
Banco de Occidente S. A.	1,436.0	728.2
Operating expenses		
Banco de Bogotá S. A.	10.2	19.6
Banco de Occidente S. A.	190.0	121.7
Debtor Memorandum Accounts		
Banco de Bogotá S. A.	9,154.0	23,698.7
Banco de Occidente S. A.	30,495.6	31,196.7
Creditor Memorandum Accounts		
Banco de Bogotá S. A.	22,339.3	13,775.6
Banco de Occidente S. A.	9,180.1	5,564.8

b. Operations with Related Companies

Investments		
Banco Corfivalle S. A. (Panamá)	12,126.8	$11,800.9
Leasing Corficolombiana S. A.	37,116.5	32,158.7
Leasing de Occidente S.A.	84,826.5	78.597.4
Casa de Bolsa Corficolombiana S. A.	7,320.4	7,175.8
Valle Bursátiles S. A.	31.2	31.2
Valores de Occidente S. A.	2,257.4	1.571.4
Banco Av Villas S. A.	238.5	80.6
Fiduciaria Corficolombiana S. A.	19,659.0	19,659.0
Fiduciaria de Occidente S. A.	1,762.9	1.483.8
Colombiana de Licitaciones y Concesiones Ltda.	20,437.2	20,437.2
Estudios, Proyectos e Inversiones de los Andes S. A.	40,980.3	40,980.3
Concesionaria Vial de los Andes S.A.	92.8	92.8
Industrias Lehner S.A.	12,652.9	-
	December	June
Hoteles Estelar S. A.	43,697.2	41,883.8
Huevos Oro Ltda.	11,197.4	11,197.4

Continúa....

Lloreda S. A.	131,324.0	131,324.0
Organización Pajonales S. A.	24,757.9	24,757.9
Pizano S.A. en reestructuración	27,591.9	27,591.9
Plantaciones Unipalma de los Llanos S. A.	12,665.8	12,665.8
Promotora Inmobiliaria la Esperanza S. A.	-	5,857.0
Promotora y Comercializadora Turística Santamar S. A.	10,084.3	9,387.6
Proyectos de Energía S. A.	-	162.489.5
Proyectos de Infraestructura S. A.	68,375.9	68,375.9
Tejidos Sintéticos de Colombia S. A.	15,688.9	15,688.9
Valora S. A.	19,247.9	19,247.9
Investments Provision		
Huevos Oro Ltda.	4,331.7	4.331.7
Lloreda S. A.	98,751.6	98.751.6
Promotora Inmobiliaria la Esperanza S. A.	-	2,666.3
Promotora y Comercializadora Turística Santamar S. A.	3,209.2	2,874.2
Banco Av Villas S. A.	34.6	34.6
Pizano S.A. under re-structuring	2,537.7	-
Accounts Receivable		
Casa de Bolsa Corficolombiana S. A.	71.3	13.6
Leasing Corficolombiana S. A.	152.4	278.7
Fiduciaria Corficolombiana S. A.	83.3	74.6
Fiduciaria de Occidente S.A.	-	95.4
Colombiana de Licitaciones y Concesiones Ltda.	-	124.6
Huevos Oro Ltda..	5.4	-
Hoteles Estelar S. A.	1,417.4	3,187.7
Plantaciones Unipalma de los Llanos S.A.	-	765.1
Tejidos Sintéticos de Colombia S. A.	0.2	566.6
Industrias Lehner S.A.	14.5	-
Lloreda S.A.	17.5	-
Organización Pajonales S.A.	9,012.5	-
Proyectos de Infraestructura S.A.	0.2	-
Deferred Charges		
Seguros de Alfa S.A.	-	21.4
Valorisations		
Banco Corfivalle S. A. (Panamá)	455.0	444.3
Casa de Bolsa Corficolombiana S. A.	3,026.6	144.6
Fiduciaria Corficolombiana S. A.	8,360.4	8,038.1
Leasing Corficolombiana S. A.	16,699.7	16,465.3
Valle Bursátiles S. A.	7.3	5.1
Valores de Occidente S. A.	-	189.3
Fiduciaria de Occidente S.A.	840.0	697.0
Leasing de Occidente S.A.	15,698.4	11.161.9
Colombiana de Licitaciones y Concesiones Ltda.	10,918.5	10,604.4
Estudios, Proyectos e Inversiones de los Andes S.A.	46,878.4	45,631.6
Hoteles Estelar S. A.	63,935.2	63,217.3
Organización Pajonales S. A.	45,368.6	46,222.8
Plantaciones Unipalma de los Llanos S. A.	13,773.2	12,804.9
Concesionaria Vial de los Andes S.A.	153.9	135.2
Proyectos de Infraestructura S. A.	20,940.7	23,960.2
Tejidos Sintéticos de Colombia S. A.	2,363.4	2,627.9
Valora S. A.	4,830.9	3,185.2

Continúa....

De-valorisations		
Industrias Lehner S.A.	1,836.9	-
Huevos Oro Lda.	295.0	355.8
Lloreda S. A.	32,572.4	32,572.4
Promotora Inmobiliaria la Esperanza S. A.	-	1,972.8
Promotora y Comercializadora Turística Santamar S. A.	-	2,200.5
Proyectos de Energía S.A.	-	23,194.1
Banco Av villas S. A.	4.6	12.3
Valores de Occidente S.A.	931.3	-
Deposits and Current Liabilities		
Colombiana de Licitaciones y Concesiones Ltda.	16,004.9	2,105.8
Estudios, Proyectos e Inversiones de los Andes S.A.	23,068.0	22,200.9
Leasing Corficolombiana S. A.	22,521.5	1,234.1
Casa de Bolsa Corficolombiana S. A.	2,566.0	3,391.2
Plantaciones Unipalma de los Llanos S. A.	539.9	511.3
Valora S. A.	2.2	4,170.0
Industrias Lehner S.A.	10.8	-
Estudios, Proyectos e Inversiones de los Andes S.A.	1,746.9	1,746.9
Valora S.A.	226.2	226.2
Tejidos Sintéticos de Colombia S.A.	165.0	165.0
Proyectos de Infraestructura	-	1.9
Inter-Bank Funds		
Leasing Corficolombiana S. A.	-	15,315.1
Accounts payable		
Casa de Bolsa Corficolombiana S. A.	-	13.6
Colombiana de Licitaciones y Concesiones Ltda.	295.9	45.2
Estudios, Proyectos e Inversiones de los Andes s.a.	437.4	593.2
Fiduciaria Corficolombiana S. A.	-	4.9
Leasing Corficolombiana S. A.	5.9	4.9
A Toda Hora S. A.	-	0.9
Banco Popular S. A.	3,068.6	1.917.4
Leasing de Occidente S.A.	57.6	17.0
Fiduciaria Bogotá S.A.	38.2	5.0
Seguros de Vida Alfa S. A.	-	5.5
Hoteles Estelar S. A.	23.1	7.1
Plantaciones Unipalma de los Llanos S. A.	3.4	11.8
Industrias Lehner S.A.	0.2	-
Operating Revenues		
Banco Corfivalle S. A. (Panamá)	-	1,139.2
Casa de Bolsa Corficolombiana S. A.	288.5	2,737.0
Leasing Corficolombiana S. A.	7,356.0	6,876.9
	December	June
Leasing de Occidente S.A.	10,937.9	8.289.7
Fiduciaria Corficolombiana S. A.	3,537.9	3,669.0
Fiduciaria de Occidente S.A.	279.1	286.2
Banco Popular S.A.	38.7	-
Valores de Occidente S. A.	-	136.0
Almacenes generales de depósitos Almaviva	-	1.0
Colombiana de Licitaciones y Concesiones Ltda..	1,016.8	746.8

Continúa....

Estudios, Proyectos e Inversiones de los Andes s.a.	9,186.1	10,622.1
Hoteles Estelar S. A.	2,510.7	5,209.5
Huevos Oro Ltda.	5.2	-
Lloreda S. A.	15.1	-
Concesionaria Vial de los Andes S.A.	51.9	-
Organización Pajonales S. A.	12.5	6,196.8
Plantaciones Unipalma de los Llanos S. A.	1,097.1	1,020.2
Promotora y Comercializadora Turística Santamar S. A.	0.8	35.3
Proyectos de Energía S. A.	-	38,511.0
Proyectos de Infraestructura S. A.	15,155.7	10,058.5
Tejidos Sintéticos de Colombia S. A.	8.6	1,216.8
Valora S. A.	11.6	-
Industrias Lehner S.A.	12.5	-

Non Operating Revenues

Banco Corfivalle S. A. (Panamá)	21.5	25.4
Casa de Bolsa Corficolombiana S. A.	98.7	17.3
Fiduciaria Corficolombiana S. A.	75.5	89.1
Leasing Corficolombiana S. A.	31.7	-
Banco Av Villas S. A.	1.1	1.7
Colombiana de Licitaciones y Concesiones Ltda.	23.3	23.3
Pizano S. A. En restructuración	6.152.5	-
Proyectos de Infraestructura S. A.	2.2	12.6
Plantanciones Unipalma S.A.	0.7	-
Promotora y Comercializadora Turistica Santamar S.A.	3.3	-
Tejidos Sintéticos de Colombia S. A.	0.1	-
Valora S. A.	1.3	-

Operating Expenses

Casa de Bolsa Corficolombiana S. A.	511.1	446.5
Fiduciaria Corficolombiana S. A.	8.0	9.7
Leasing Corficolombiana S. A.	692.1	666.9
A Toda Hora S. A.	16.6	11.6
Leasing de Occidente S.A.	583.2	162.3
Fiduciaria Bogotá S.A.	265.4	4.3
Banco Popular S.A.	961.8	-
Banco Av Villas S.A.	485.7	-
Seguros Alfa S. A.	-	40.0
Colombiana de Licitaciones y Concesiones Ltda.	511.4	26.3
Estudios, Proyectos e Inversiones de los Andes S.A.	969.9	899.3
Industria Lehner S.A.	0.2	-
Pizano S.A. en reestructuración	-	8.2
Plantaciones Unipalma de los Llanos S. A.	23.5	43.2
Proyectos de Energía S. A.	0.8	-
Promotora y Comercializadora Turistica Santamar S.A.	338.2	-

	December	June
Debtor Memorandum Accounts		
Colombiana de Licitaciones y Concesiones Ltda.	2,390.5	1,441.1
Banco Corfivalle Panamá	461.1	
Banco Popular S.A.	961.8	-
Banco AvVillas	685.0	33.7
Casa de Bolsa Corficolombiana S.A.	10,929.3	460.1
Fiduciaria Corficolombiana S.A.	110.8	84.3
Fiduciaria Bogotá S.A.	265.4	4.3

Continúa....

Fiduciaria de Occidente S.A.	2,602.9	2,276.2
A. T. H. A Toda Hora S.A.	16.6	11.6
Estudios, Proyectos e Inversiones de los Andes S.A:	22,049.4	12,884.1
Hoteles Estelar S. A.	22,189.1	19,688.9
Huevos Oro Ltda.	523.2	523.2
Leasing Corficolombiana S. A.	54,660.7	13,386.7
Leasing de Occidente S.A.	101,108.2	19,468.6
Lloreda S. A.	19,049.3	19,049.3
Organización Pajonales S.A.	6,196.8	6,196.8
Pizano S.A.	1,836.0	-
Plantaciones Unipalma de los Llanos S. A.	279.7	1,889.1
Promotora Inmobiliaria la Esperanza S. A.	-	1,906.9
Promotora y Comercializadora Turística Santamar S. A.	80.8	80.8
Proyectos de Energía S. A.	-	2,678.5
Proyectos de Infraestructura S. A.	27,499.7	12,355.6
Seguros Alfa S.A.	400.1	61.4
Seguros de Vida alfa S.A.	31.8	-
Tejidos Sintéticos de Colombia S. A.	2,649.0	3,205.0
Concesionaria Vial de los Andes S.A.	94.1	-
Valle Bursátiles S. A.	38.5	3.4
Valora S. A.	3,813.5	3,813.5
Valores de Occidente S.A.	1,326.2	1,760.7
Creditor Memorandum Accounts		
Fiduciaria Corficolombiana S. A.	11,973.8	3,763.0
Fiduciaria Bogotá S.A.	38.2	5.0
Fiduciaria de Occidente S.A.	1,119.1	983.4
Casa de Bolsa Corficolombiana S.A.	5,979.8	3,851.3
Huevos Oro Ltda.	1,212.8	1,212.8
Leasing Corficolombiana S. A.	46,615.1	23,431.1
Leasing Bogotá S.A.	69.7	-
Leasing de Occidente S.A.	26,694.0	19,468.6
Promotora y Comercializadora Turística Santamar S. A.	21.5	13.2
Proyectos de Energía S. A.		169,006.1
Seguros de Vida Alfa S.A.	5.1	5.5
Valores de Occidente S.A.	931.3	325.3
Valle Bursátiles S.A.	7.3	
Banco Corfivalle Panamá	476.6	1,164.6
Banco Popular S.A.	3,107.3	1,917.4
Banco AvVillas	17.9	1.7
Concesionaria Vial de los Andes S.A.	3.000.0	-
Industrias Lehner S.A.	2.1	-
Tejidos Sintéticos de Colombia S.A.	1.0	-
		-

(c) Operations Entered Into with Members of the Board of Directors and Legal Representatives

		December 2007	
	Stockholders	Board of Directors	Legal Representatives
Assets	$ 7,545.5	$ -	45.9
Liabilities	28.200.2	249.4	40.4
Revenues	2,798.9	-	1.1
Expenses	4,458.6	104.2	10.7

June 2007

Continúa....

	Stockholders	Board of Directors	Legal Representatives
Assets	$ 7,639.8	$ -	63.7
Liabilities	17,847.4	222.6	41.4
Revenue	1,352.4	-	9.7
Expenses	819.1	50.4	49.2

(d) Operations carried out with Stockholders who own less than 10% of the Capital Stock that had operations greater than 5% of the technical equity as of December 31, 2007 $64,087.2

% Part.	Nit	Stockholder	Type	Oper.	Rights	Obligation
1.97%	800,224,827	FONDO DE PENSIONES OBLIGATORIAS SANTANDER	Forward	Pur.	110,811.8	110,887.5
			Forward	Sale	70,989.7	70,516.6
					181,801.5	**181,404.1**
2.61%	800,227,940	FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	Forward	Pur.	80,590.4	82,230.9
			Forward	Sale	33,070.5	32,236.2
					113,660.9	**114,467.1**
2.74%	800,224,827	FONDO DE PENSIONES OBLIGATORIAS HORIZONTE	Forward	Pur.	125,663.2	124,428.7
			Forward	Sale	49,941.5	50,376.2
					181,801.5	**181,404.1**

Operations Conducted with Stockholders that own less than 10% of the Capital and that had operations greater than 5% of the technical equity as of June 30, 2007 $57,633.1

% Part.	Nit	Stockholder	Type	Oper.	Rights	Obligation
0.02%	800,159,085	FONDO DE CESANTIAS SANTANDER	Forward	Sale	52,736.0	52,936.0
			Forward	Com	58,818.3	58,835.0
					111,554.3	**111,771.0**
2.93%	800,224,808	FONDO DE PENSIONES OBLIGATORIAS FORVENIR	Forward	Sale	109,005.3	90,968.9
2.25%	800,224,827	FONDO DE PENSIONES OBLIGATORIAS SANTANDER	Forward	Pur.	115,676.0	123,743.8
			Forward	Sale	117,435.4	117,636.6
					233,111.4	**241,380.4**
3.14%	800,227,940	FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	Forward	Com	147,045.7	151,968.9
1.54%	800,231,967	FONDO DE PENSIONES HORIZONTE	Forward	Com	88,227.4	97,401.2
0.00%	860,007,660	BANCO DE CREDITO	Forward	Com	66,660.7	69,672.5
0.00%	800,192,773	SUBFONDO BEAR STEARNS & CO. OMNIBUS	Forward	Sale	78,383.6	79,992.9

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(26) Operating Revenue

The following is the detail of the operating revenue other:

		December	June
Dividends and participations			
Epiandes S.A.	$	9,165.2	10,602.4
Promigás S.A.		10,747.4	10,269.3
Proyectos de Infraestructura S.A		15,144.1	10,057.7
Leasing Corficololombiana S.A.		6,612.4	6,141.6
Leasing de Occidente S.A.		8,782.1	6,378.3
Sociedad de Inversiones en Energía		3,035.1	880.4
Concecol Ltda.		949.3	651.1
Casa de Bolsa Corficolombiana S.A.		144.5	2,632.1
Fiduciaria Corficolombiana S.A.		3,154.1	3,318.4
Concesionaria Tibitoc S.A		1,129.8	1,104.9
Banco Corfivalle Panamá		-	1,139.2
Hoteles Estelar		2,499.4	5,209.5
Unipalma		1,090.6	1,020.2
Empresa de Energía de Bogotá		1,713.6	-
Tesicol		-	1,216.8
Gas Natural		-	1,576.0
Estudios y Desarrollos de infraestructura		396.0	5,125.1
Colombina S.A.		-	1,372.7
Other		345.8	3,180.8
	$	64,909.4	71,876.5
Operating Recoveries			
Refund accounts receivable Provision		272.9	169.2
Refunds loan portfolio provision		1.8	9,305.4
Various Revenues		2,227.2	1,415.2
	$	2,501.9	10,889.8

(27) Operating Expenses – Other

Fees	$	6,857.8	1,843.9
Taxes		3,314.1	10,199.6
Rentals Leasings		932.1	1,284.6
Contributions and affiliations		1,075.2	822.7
Insurance		1,795.2	2,022.6
Maintenance and repairs		776.5	823.9
Office Adapting and installation		91.2	121.9

	December	June
Various		
Cleaning and vigilance services	359.6	355.1
Temporary services	336.3	295.1
Advertising and propaganda	734.2	865.7
Public relations	111.0	87.3
Public utilities	706.3	611.0
Travel expenses	190.7	205.9
Transportation	676.0	625.0
Implements and stationary	182.3	213.5
Operation expenses consortium	123.3	-
Donations	110.2	1.2
Loss in Investment Liquidation(1)	2,198.3	-
Subscriptions and notices	778.7	537.7

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Mail posts		44.5	44.2
Building management		265.4	308.7
Cafeteria		32.0	47.9
Legal expenses		0.8	141.6
Microfilming and binding		-	94.5
Deductible VAT pro-rating		(123.8)	582.5
Connection service		280.9	128.3
Miscellaneous		571.7	1,157.2
	$	22,420.5	23,421.6

(1) Liquidation of the investment Promotora Inmobiliaria la Esperanza $2,196.4

(28) Other Provisions

Goods received in payment	$	73.3	413.4
Other Assets		113.3	138.6
Available		3.0	-
	$	189.6	552.0

29) Non Operating Revenue

		December	June
Profit in sale of:			
Goods received in payment	$	4,673.9	15,942.5
Property and equipment		1,006.8	4,404.2
Rentals/leasings		194.2	241.0
Recoveries:			
Penalised goods		2,712.4	1,293.7
Provision reimbursements:			
Investments (1)		19,155.0	4,739.8
Property and equipment		300.0	-
Restitution realisable and received goods		17.3	72.5
Other provisions		47.2	103.7
Other recoveries		7,589.6	2,840.2
Other Assets		217.0	548.6
Sundry			
Revenue goods received in payment		77.8	86.1
Other (2)		16,543.2	5,409.5
	$	52,534.4	35,681.7

(1) As of December 31, 2007 it corresponds to the restitution of the provision of Proyectos de Energía S.A.$ 7,830.0 product of the merger as it is explained in note 4.
(2) As of December 31, 2007 it corresponds:: Income generated by the merger of Corficolombiana with Proyectos de Energía S.A.$4,856.5, Profit in the sale of rights in trust Melendez 651-1 and Fideicomiso ciudad de Lili B for$5,858.6, Revenue Fidubogota Patrimonios Autonomos $4,750.3. As of June 30, 2007 the item includes revenues for rights in trust for $4,529.2

(30) Income Tax

The following is the conciliation between book profit and estimated taxable income:

Profit-loss before income tax	$	128,930.4	110,303.1
Plus (less) entries that increase (decrease) fiscal profit:			

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Dividends not accrued in books		74,980.9	6,450.4
Revenue valuation variable revenue investments		(6,963.8)	4,528.6
Non deductible provisions that constitute temporary difference		2,277.2	11,851.7
Non deductible taxes (GMF), equity tax		1,991.3	8,967.6
Industry and commerce tax and others		(93.7)	465.2
Expenses from other terms and other non deductible expenses		45,772.9	842.9
Loss on sale of real estate and stock		13.0	794.4
Imputable expenses non taxed revenues		2,024.9	120.0
Deferred income declared in previous years		-	(6,989.9)
Non taxable dividends and participations		(126,323.9)	(69,313.0)
Difference for valuation of marketable investments fixed yield		44,457.9	16,572.6
Restitution provisions not deducted in former years		(61,445.7)	(5,865.1)
Not levied revenue, stock sale and non levied interest		(1,032.8)	(1,331.3)
Ordinary revenue estimated to be compensated		104,588.6	77,397.2
Compensation fiscal losses		(104,588.6)	(77,397.2)
Applicable presumptive income	$	31,133.6	27,265.0
Taxable base	$	31,133.6	27,265.0
Income tax (34%)		10,585.4	9,270.1
Total income tax estimated year		10,585.4	9,270.1
Income Tax Required		5,545.5	4,670.7
Provision excess or (defect)		22.5	369.3
Total income tax expense	$	5,568.0	5,040.0

As of December 2007 fiscal values of Proyectos de Energía S.A. (absorbed entity) are included according to note 4.

Income Tax returns for years 2005 and 2006 are final.

As of December 31, 2007, the Corporation has recorded a fiscal loss adjusted for inflation, pending to be paid, for the sum of $49,147.4 and an excess presumptive income over ordinary income of $216,294.4 with which it shall compensate 2007 Income. Fiscal regulations state that fiscal losses recorded up to 2002 may be amortised with the income obtained during the five (5) years following their occurrence; losses generated from 2003 may be compensated within the following eight (8) years limited annually to 25%; those obtained from 2007 may be amortised at any time with no limitation. Presumptive revenue excesses may be amortised in 5 years.

(31) Assets Weighted by Risk Level – Technical Equity

In conformity with Decree 1720 of 2001, technical equity can not be less than nine per cent (9%) of assets in local and foreign currency, weighted by risk level.

Risk asset rating in each category is made applying percentages determined by the Superintendence of Finance to each asset item, contingent accounts, fiduciary businesses and trust mandates established in Plan Unico de Cuentas (Mandatory Chart of Accounts).

As of December 31 and June 30, 2007, the ratio achieved by the Corporation was of fifty one point eleven per cent (51.11%) twenty four point thirty two per cent (48.64%) respectively.

(32) Contingencies

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The Corporation initiated a criminal trial with respect to three assumed securities that have no accounting support that evidence the corresponding deposit. As of December 31, 2007 the decision of a protection of rights process was pending related to this issue.

(33) Assets and Liabilities Management

According to resolution 001 of January 2, 1996 and external Circular Letter 024 of March 1996 of the Superintendence of Finance, whereby the criteria and procedure by which credit institutions must identify, measure, evaluate and control their exposition to liquidity risks, interest rate and rate of exchange, a study is presented on exposure levels of the Corporation.

Following are the main accounts that affect the Corporation's liquidity GAP in a maturity corresponding to 12 months:

		December	June
Available	$	83,766	94,953
Inter-Bank Funds		167,378	142,313
Negotiable Investments		392,540	668,959
Non negotiable investments		651,873	430,450
Commercial Loan Portfolio		-	98
Accounts Receivable		20,202	42,664
Asset Acceptances		31,871	58,867
Other Assets		9,600	6,040
Total Asset Positions	$	1,357,231	1,444,344
Cdt's		368,050	372,635
Savings Deposits		120,925	151,979
Other		2,922	8,361
Inter-Bank Funds		461,419	547,760
Bank loans		-	29,964
Accounts Payable		66,583	45,847
Other Liabilities		2,556	2,245
Estimated Liabilities and Prov.		27	573
Total Liabilities Positions	$	1,022,484	1,159,364

The Corporation according with in force regulations calculates market risk based on the standard model established by the Superintendence of Finance in external Circular Letter 009 of 2007 (Chapter XXI Accounting and Finance Basic Circular Letter).

Methodology according with external circular letter 009 of 2007		December	June
Risk by Modules			
1- Interest Rate	$	31,997	41,359
2- Exchange Rate		4,385	2,223
3- Stock Price		6,602	5,607
4- Joint Portfolios		1,794	1,889
Aggregated VeR	$	44,778	51,078

(34) Corporate Governance (Not audited)

Corporación Financiera Colombiana S.A., maintaining its policy of permanently having updated good corporate governance norms, has incorporated principles that rule the entity's good corporate governance and as the protection of the rights of stockholders and investors.

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Board of Directors and Top Management: The Top Management and the Board of Directors determine strategies, policies, and risk profiles for the entity. The Board of Directors is permanently informed about the processes and businesses that the Corporation carries out. The Board of Directors approves limits for credit granting and of exposition to market risks, liquidity and credit risk administration for the different Corporation businesses. The Executive Vice-Presidency is the area in charge of identifying, managing, measuring and controlling risks inherent to treasury operations and other businesses of the entity. This area is in charge of generating risk control mechanisms and reporting to the Top Management and the Board of Directors risk exposures the Corporation might have.

Policies and Function Division:
Risk management policies are approved by the Board of Directors according to the different business lines of the Corporation. It counts on specific elements for each type of risk (credit market, liquidity and operating) and a strict compliance follow-up is made by the Risk Management Office, are under the Executive Vice-Presidency.

Reports to the Board of Directors: The Board of Directors is permanently informed on risk exposures of the different businesses conducted by the Corporation.

A monthly report with a detailed description of the transactions carried out by the currency desk, business results, risk levels, and compliance with the limits established, if any, is presented to the Board of Directors. Transactions with related parties are submitted to the Board of Directors for consideration.

The risk department controls the limits of maximum portfolio positions, maximum losses, and value at risk, and reports them on a daily basis to the Top Management of the Corporation.

Technological Infrastructure: An adequate technological infrastructure is available for the Corporation that allows it to efficiently support transaction requirements during its day-to-day operations, including adequate control and auditing mechanisms for risk control and generation of information tools that make information management in the organisation easier.

Methodology for Risk Measurement: Corporación Financiera Colombiana is classified as a financial entity and due to its business role in the different fronts where it concentrates (currency desk products, funds placement, asset management, variable income investments, etc.) it is exposed to a variety of risks generated by the evolution of the environment in all the dimensions.

Based on the aforementioned, it is clear that risk management has become the determinant factor to achieve one of the objectives of Corficolombiana, the obtainment of a satisfactory profitability for its stockholders and it is therefore within the very definition of each and every institutional strategy and the procedure for decision-making on all businesses and activities of the Corporation.

The Corporation defined that the risk management process must comply with the following stages:

RISK IDENTIFICATION: Risks associated to each of the products are determined. The entity looks for undue concentration of risks and implements new technologies for risk management.

RISK MEASUREMENT: Measurement and management processes for the different risks are determined. Monitoring systems must operate precisely and cover all defined aspects to make the management process easy. Risk measurement involves availability of experienced human resources and technical tools for the quantification of risks inherent to each business.

LIMIT ASSIGNMENT: Limits are determined for each risk separately (market, credit and/or counterparty, operating and liquidity) although they are related among them. The administration evaluates and defines the limits based on the disposition to assume risks and the capacity of the institution to absorb losses.

LIMIT MEASUREMENT AND CONTROL: Position values must be permanently revised against the limits and any excess observed must be timely reported to the top management in order to take all corrective

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actions necessary. Evaluations and measurements on different time basis are conducted in accordance with the needs of each business line.

GENERATION OF REPORTS: As defined by the Board of Directors and the different risk departments, reports shall be presented from time to time. Reports shall include information with respect to the present risk exposition compared to limits established, and considering them as essential elements for decision making.

Existing methodologies identify and measure the different types of risk the Corporation faces in its activity, and this is how the methods mentioned and explained in detail in these notes to the financial statements operate.

Organisational Structure: The Corporation has defined an organisational structure through its Board of Directors that shall watch over an adequate risk management. Thus, the Executive Vice-President is in charge of building a strong risk culture within the organisation, always pursuing the obtaining of an integrated risk vision that, in addition, covers Corficolombiana's financial affiliates. The Executive Vice-President is in charge of Risk Management and the Credit Risk Management, and has the purpose of promoting, leading, and controlling the execution of risk policies approved, through the compliance with the risk management strategy outlined, using the risk management process previously defined.

In the structure of the Corporation there is independence between negotiation, risk control and operation accounting areas. Each of these tasks is assigned to different function areas that report to different Vice-Presidencies of the Corporation as follows:

Responsibility	Area	Reports to:
Negotiation	Treasury Vice-Presidency	Presidency
	Commercial Vice-Presidency	Presidency
	Investment Bank Vice-Presidency	Presidency
	Investment Portfolios Vice-Presidency	Presidency
	Investment Vice-Presidency	Presidency
Control	Risk Management	Executive Vice-Presidency
	Credit Risk Management	Executive Vice-Presidency
Accounting	Treasury Operations Management	Vice Presidency of Operations
	Support Operations Management	Vice-Presidency of Operations

Human Resource: The Corporation has highly-qualified, extensively-experienced professional personnel. Likewise, personnel are trained to develop new skills and extend their knowledge in the different activities undertaken in the Corporation.

Verification of Operations: The Corporation has transactional systems that, on a daily basis, record all asset and liability transactions guaranteeing the timeliness and accuracy of the accounting information to avoid errors that might alter its results.

In like manner, the Corporation has mechanisms in treasury transactions to verify negotiations conducted such as recording of telephone calls and written communications confirming transactions. For this reason the Corporation has security mechanisms that allow verifying, when applicable, agreed conditions and demonstrating that transactions carried out are adequate.

On the other hand, high-security-level systems exist to receive and transfer funds with the purpose of complying with the transactions such as Sebra of Banco de la República, Cenit, ACH, Swift, and Deceval.

Auditing: The Corporation's Fiscal Auditor and Comptroller have been constantly informed about the transactions carried out by the Corporation during 2007, and in their visits and verifications they have

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made their recommendations, that have been discussed with the management and applied when applicable.

(35) Risk Disclosure

Objectives:

The Corporation's treasury activities take place within a framework of limits and policies established by the Board of Directors and monitored and controlled by Risk Management. Decisions are taken within such framework from the permanent and continuous follow-up to economic variables of internal and external character. The aforementioned in order to maximise the relationship risk/return of managed portfolios, optimise the commercial relation return with the Corporation clients and capture the opportunities detected in the different markets where it intervenes:

- Internal Public Debt (as Market Creator)
- Private Debt
- Foreign Exchange
- Derivative instruments Local currency
- Derivative instruments in foreign currency

Philosophy in Risk Taking

In order to assure that treasury activities are in accordance with objectives and strategies of the Corporation, the Board of Directors exercises a permanent monitoring of the risk profile, with a follow-up of treasury positions, Market Risk limits, Credit Risk, Liquidity Risk and Operating Risk limits..

The philosophy of risk assumption is consistent with the assets and liabilities management general policies and considers aspects as economic analysis, technical analysis, fundamental analysis and the effect of changes in the environment in the bank book and the treasury book.

EVALUATION:

The Corporation's market risk is measured through the different analysis made, based on recognised techniques for financial risk management, with the purpose of controlling loss levels to which the Corporation may be exposed in its financial asset investments due to the volatility in the markets on which it may participate.

Based on the aforementioned, the following limit scheme operates considering the risk profile of the institution.

I. Market Risk

1. Pesos Portfolio Position

Limits to negotiable investments portfolio: The nominal value of the position in public debt securities is limited taking into consideration its rate characteristics: fixed or variable, and according to maturity. In the same manner the position is limited in negotiable securities different to public debt, taking into account the same aspects above mentioned and the corresponding issuer limits.

Limits to available for sale investments portfolio: The nominal value of the position in public debt securities is limited taking into consideration maturity and the contractual, financial, and operating capacity of the Corporation.

Limits to investments held to maturity: The nominal value of the position in public debt securities is limited taking as criteria, maturity and the contractual, financial, and operating capacity of the Corporation.

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2. Dollar Portfolio Position

Limits to negotiable investments portfolio: The nominal value of the position in public debt securities (TES. TRM, and YANKEES) is limited according to maturity. In the same manner, the position in negotiable securities different to public debt will be limited taking into consideration the issuer limits approved and the maturity term.

Limits to foreign-currency position: The value of the Dollars position (Short or Long) is limited both in the "intraday" and in the "next-day", in accordance with the risk profile of the entity. In the same manner, positions in other currencies such as French Franc, Sterling Pound, and EURO, are limited taking into consideration the very aforementioned aspects.

3. Loss Limits

Daily P&L: It is the main control tool that the middle office has to monitor treasury. Additionally, it is essential in the definition of the maximum losses authorised by the Board of Directors.

VeR (Value at Risk): With the purpose of establishing limits based upon recognized Risk Metrics methodologies for financial risk management and that are in agreement with the risk profile of the Corporation, the Board of Directors defined a VeR limit for Treasury transactions that allows estimating under "normal conditions" the risk assumed in the exchange and fixed-yield markets ("fixed income") where the Corporation concentrates its trading activities.

MAT (management action trigger): Is the maximum loss that the Corporation is willing to assume bearing also in mind the equity capacity and solvency of the institution. The MAT limits total losses to the amount of accrued and potential losses (VeR) associated to the current portfolio under normal conditions.

MAT = Profit 30 days + VeR

Limit: MAT = VeR

Sensitivity Analysis (stress test): The most appropriate scenarios were established to calculate stress tests, where, in addition to a "stress" with an increase of 200 basic points in the rates, the market crisis of August 2002 and of April 2004 are modelled to the current TES positions.

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II. Liquidity Risk

The tool used for the liquidity risk is the liquidity GAP, in accordance with External Circular Letter 042 of September 27th 2001, and on a weekly basis, the ALCO committee reviews the weekly flow to determine the liquidity profile of the Corporation in the current and subsequent weeks.

On the other hand, monitoring and control of internal limits established by the Board of Directors for both long and short term continued. Amongst the short-term ones, there is the MCO (Maximum Cumulative Outflow) that is the cash flow projected to 1, 7, and 30 days. Long-term indicators are MTF (Medium Term Funding) and CCP (Cash Capital Position). The first indicator limits the financing of long-term assets with short-term assets, and the second one limits the financing of illiquid assets (understood as those assets that the market does not receive as collateral in those cases where resources are required in the entity) with short-term resources.

The Board of Directors established limits for each of these indicators that are reviewed on a daily basis by the Top Management and presented to the Board of Directors on a monthly basis. The indicators, according to their status, can place the entity under a normal, event, or crisis situation. The Board of Directors defines the contingency plans to be followed as a function of these statuses.

III. Credit Risk

The treasury area identifies negotiation and investment alternatives, which can be both in the real sector and in the financial sector. According with the result of the study conducted by this area, the request from the commercial area is subjected to the consideration of the respective instance, and a credit limit is established with a 1 year term to carry out transactions with such client.

Limits are approved for 1 year terms and semi-annual reviews. Every issuer and/or counterparty must have a limit duly approved by the respective instance. Non-financial entity limits are assessed under the counterparty analysis process used by the Credit Risk Management and those of the financial sector are assessed under the Camel methodology in the Risk Management.

1. Counterparty Risk Categories
Counterparty risk categories are standardized into four levels that allow optimising day-to-day businesses without generating additional wearing out in the attribution instances of the Corporation, or affecting the quality of risk decision-making.

Following is a description of risk categories from the highest to the lowest risk.

Category 1

Inter-bank short term loans, repos and/or investment in securities.

Category 2

Credit exposure in derivative fixed yield and foreign currency products.
Examples: Foreign currency forwards, securities forwards, options, swaps.

For derivative products, the risk limit to be approved by the corresponding instance is defined in accordance with the Future Potential Exposure that stipulates the factors applied on the nominal value of the contract as a function of the term and the underlying asset.

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Remaining Term	Fixed Yield	Type of Exchange
Up to 3 months	5.2%	10.6%
From 3 to 6 months	7.4%	15.0%
More than 6 months	10.8%	21.2%

Use of the limit approved is also calculated based on the credit exposure of the derivative:

Credit Exposure = Replacement Cost (*) + Future Potential Exposure

(*) Replacement Cost is the greater value between the market value and zero (0).

It shall be understood as fixed rate derivative, the contract on which the underlying is a market interest rate or a fixed rate security independent from the issuer or the type of security.

For the rate of exchange derivatives the above table shall be also used, independent from the foreign currency.

Category 3

Spot risk
Examples: Purchase – sale securities, foreign currency free delivery.

Over night risk.

Category 4

Category DVP or compensated
"Intraday" market risk

Note: approved limits may be used for products of the same category, observing time limit. Spot risk and over night risk may not be combined.

IV. Operating Risk

The main improvements with respect to operating risk obtained in the second semester of 2007 are as follows:

- We continued applying the methodology for measuring, controlling and monitoring operating risks in all the Company' processes: of mission, strategic and of support. As of December 31, risk identification and measure steps were complied with.

- Continuing with the institutional training program Operating Risk Officials of each area, officials in charge of recording operating risk events in the process developed for this purpose were trained. With respect to the virtual training project, two test cycles for the product were made. We hope to count on this tool from February 2008.

- With respect to the operating risk data base, from August we began capturing operating risk events. As of December 31 the data base had 56 registries.

- With regard to the Continuity of the Business Plan, the Corporation hired the services of DELIMA MARSH to develop this project. As of December 31 the Business Impact Analysis, Strategy Definition and Plan Construction by Areas phases were complied with. For the first half of 2008 we hope to develop identified preventive tasks and execute tests that allow to ensure the feasibility of its implementation should a high impact event occur.

Finally, the Superintendence of Finance issued resolution 1865 of October 17, 2007 whereby accounts to record Operating Risk in mandatory plans of accounts are included (PUC). The purpose: that controlled entities record in these accounts those operating risk events that had an impact on L&P. The resolution enters into force from January 2008 and in order to

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ensure its implementation without trauma, the Superintendence designed a test plan that was successfully executed during December.

MANAGEMENT:

Board of Directors: The board of directors is the sphere responsible for the approval of policies for treasury operations. It guaranties an adequate organisation, monitoring or follow-up of treasury activities. This responsibility includes setting limits for risk taking in those activities and adopting the necessary organisational measures to limit risks inherent to the treasury business.

The board of directors also approves policies, strategies and acting rules the entity shall follow in the development of treasury activities, as approving credit operations in legal currency and/or foreign currency, the market or markets where it may act, the procedures to measure, analyse, monitor, control and manage risks, and the limits of positions under risk in accordance with the type of risk, of business, of counterparty, of product, or of organisational area.

The board of directors has also faculties for approving the procedures to be followed when limits are exceeded or to face strong and unexpected changes in the market. This organism has also the responsibility of analysing and evaluating the type of management and accounting reports both internal and external.

ALCO Committee: The main functions are to establish and recommend the Board of Directors risk management policies, objectives, limits and procedures. To follow-up the risk management plan adopted, that shall include operation, follow-up and control procedures of tolerance levels to established risk. To monitor the limit compliance report and authorise excesses based on the attributions granted by the Board of Directors. To implement contingent action procedures in case of losses in maximum levels permitted and approve maximum variation values and variable limits for realizing sensitivities.

Vice Presidency of Risk: The Vice President of Risk reports to the Presidency and its main functions are to establish and recommend the board of directors risk management policies, objectives, limits and procedures for the administration of risks; to control compliance with portfolio, issuer and counterparty limits established by the board of directors and follow-up of financial institutions; to submit semi-annually to the Board of Directors the limits of the financial sector for review and approval of assigned limits.

Risk Manager: The Risk Manager reports to the Vice Presidency of Risk and its main functions are to measure risks, verify compliance with established policies and limits, and make risk analysis. This area is also in charge of preparing reports on the compliance with policies and limits and exposure levels for the different risks.

There is an Operating Risk Director and one analyst who are in charge of developing the SARO within the Corporation and financial subsidiaries.

There is also a risk co-ordinator and 3 analysts specialised in the different treasury risks as market, Credit and liquidity risks who report to the Manager. It is important to mention that the legal risk is covered by the Legal Vice-Presidency.

Finally, there is a risk technical analyst who gives support in the preparation of measuring models for any type of risk.

MEASUREMENT:

During 2007 treasury office of Corporación Financiera Colombiana S.A. generated net income before operating expenses and provisions for the sum of $15.098. The ratio income/risk taking the average VeR of 2007 indicates that the risk to which the Corporation is exposed to, is equivalent to less than one month of net income adjusted to the risk profile approved by the Board of Directors.

The regulatory VeR closed in $44.778 and the VeR for risk factors is as follows:

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VALUE IN RISK BY MODULES	VeR
INTEREST RATE	31,997
EXCHANGE RATE	4,385
STOCK PRICES	6,602
COLLECTIVE PORTFOLIOS	1,794
TOTAL VALUE IN RISK	44,778

The Corporation defines the position in each financial asset as the portfolio inventory purchase commitments – sales commitments.

1. **Pesos Portfolio Position**

Negotiable Investments Portfolio: The position as of December 31, 2007 was of $241.928

Value of Securities to be received in purchase forwards: $83.296

Value of Securities to be delivered in sale forwards: $201.812

Negotiable Portfolio Net position: negotiable portfolio plus purchase forwards minus sale forwards $123.413

Investment Portfolio available for sale: As of December 31, 2007 this position is of $605.943

Investment Portfolio until maturity: As of December 31, 2007 the position was of $84.077

Interest rate Swaps: As of December 2007 the position in the swaps portfolio is equivalent to $4.457

2. Dollar Portfolio Position

Negotiable investments portfolio: As of December 31, 2007 the position is of $81.595

Value of Securities to be received in purchase forwards: $1.116

Value of Securities to be delivered in sale forwards: $ 0

Negotiable portfolio net position: negotiable portfolio plus purchase forwards minus sale forwards $82.711

Investments portfolio available for sale: As of December 31, 2007 this position is of $41.246

Investments portfolio up to maturity: As of December 31, 2007 the position was of $282

Position in foreign currency: As of December 2007 the risk position in TRM (Market Representative Rate) is equivalent to US$ 3.663.830,28.

Foreign currency forwards: As of December 2007 the foreign currency forwards position is equivalent to $27,440

OPCF Future Contracts: As of December 2007 closing the position in the foreign currency futures portfolio is equivalent to $256

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Foreign currency Options: As of the closing of December 2007 the position in the foreign currency options portfolio is equivalent to $36

3. Loss Limits

I. Market Risk

Daily P&L: P&L 30 days at the closing of December 2007 presents a profit excluding operating expenses of approximately $15.098 .0

VeR (value at risk): Total VeR including the Pesos and Dollars desk positions at the closing of December 2007 is equivalent to approximately $ -1,174 confronted with the limit established by the Board of Directors of $ -7,101 .0.

MAT (management action trigger): At the closing of December 2007, the MAT amounts $96, approximately confronted with the limit determined by the Board of Directors of $-7,101 .0.

Sensitivity Analysis (stress test):

	Loss Estimated in		
Portfolio ($MM)	50 PBS	100 PBS	200 PBS
Negotiables	891.04	1,765.65	3,467.32
Available for sale	10,225.28	20,224.99	39,312.71
At maturity	N.A	N.A	N.A

Maximum, Minimum and Average Values.

The treasury portfolio during 2007 behaved as follows:

	MAXIMUM	MINIMUM	AVERAGE
Negotiable Investments	794,329	232,267	396,250
Investments Available for Sale	144,629	13,732	79,135
Investments until Maturity	774,985	226,326	458,807
Forwards purchase securities	-482	-5	-247
Forwards sale securities	1,293	1,335	864
Forwards purchase foreign currency	-46,790	-42,097	-18,836
Forwards sale foreign currency	91,445	84,653	65,641
Future Contracts OPCF	-608	0	31
Interest rate Swaps	4,457	0	1,461
Foreign currency Options	2	0	3

II. Liquidity Risk

At the closing of December 2007, these indicators were within normality limits established. The MCO indicator (Maximum Cumulative Outflow) that defines the liquidity status of the entity for the 7 days term with normal minimum limit of $50,000 surplus presented by the end of the first semester the sum of $434,434.

Continúa....

III. Credit Risk

During 2007, treasury counterparty limits were assigned according to the aforementioned methodology and approved by the corresponding instancies.

CONTROL:

The Control structure as a fundamental principle has the adequate function segregation between the activities of the front, middle and back office. Thus, treasury operations will develop within an organisational structure that contemplates the following areas and/or functions:

Front Office: Area directly in charge of the negotiation, relationship with clients and commercial aspects of treasury.

Middle Office: Area in charge, among other functions, of measuring risks, verifying compliance with established policies and limits, and conducting risk analyses. This area is also in charge of preparing reports on compliance with the policies and limits, and of exposition levels of the different risks inherent to treasury operations. It is also in charge of periodically reviewing and evaluating the financial instrument valuation and risk measurement methodologies.

Back Office: Is the area in charge of conducting the operating aspects of the treasury, such as closing, recording, and final authorisation of operations.

On the other hand, the Corporation has an on-line limits module that allows controlling risk exposures by counterparty in the different treasury businesses. Additionally, the Middle Office has the support of the limit modules of the different transactional systems: MEC and Set-Fx.

Due to the consolidation of risk controls, the treasury business is at present more stable, and there is a lower risk of potential losses due to the market, credit, and liquidity risks associated thereto, and a greater opportunity of reacting before adverse events.

On the other hand, in compliance with the provisions of the Superintendence of Finance of Colombia and applying good Corporate Government practices, Corficolombiana has an internal control system approved by the Board of Directors that allows the entity to carry its operations in a controlled manner and to reach its corporate goals.

General principles that inspire these guidelines are contained in the Code of Ethics and Conduct that includes behaviour guidelines expressly indicated by the Board of Directors with respect to the commitment expected from all employees with the internal control system, ethics in business, interest conflicts and handling of privileged information, among others.

In order to reinforce the internal control system and avoid market undue behaviours, the Corporation carries out annual training sessions with the purpose of divulging and reinforcing institutional guidelines on this issue, and making evaluations that allow Corficolombiana to determine the effectiveness of these principles, presenting the top management a summary of the results, in order to adopt the necessary improvements to reinforce the prevention and control system.

In order to reinforce the internal control system and avoid market undue behaviours, the Corporation carries out annual training sessions with the purpose of divulging and reinforcing institutional guidelines on this issue, and making evaluations that allow Corficolombiana to determine the effectiveness of these principles, presenting the top management a summary of the results, in order to adopt the necessary improvements to reinforce the prevention and control system.

(36) Legal Controls

Continúa....

As of December 31 and June, 2007 the Corporation complied with each of its legal obligations and duties with respect to, among other things, own position, capital investments, technical equity, cash reserve, and in general, with all instructions given by vigilance and control entities as well as the legislative bodies.

(37) Asset Laundering Risk

Asset laundering risk and financing of terrorism are understood as the possibility of economic loss or harm to the good name the Corporation could suffer should it be used directly or through its operations as an instrument for asset laundering or for canalising resources for terrorist actions or when the intention is to hide assets coming from said activities through the entity.

In view of the foregoing and being conscious of its compromise to fight against criminal organisations, the Corporation has adopted the necessary mechanisms to avoid the occurrence of these events that may negatively affect its results and its business. This is why Corporación Financiera Colombiana has an Asset Laundering and Financing of Terrorism Risk SARLAFT, integrated by stages and elements that contain policies, procedures and methodologies for the identification, evaluation, control and monitoring of these risks Administration System and also knowledge of clients and its operations with the Corporation, market segments served, transaction monitoring, personnel training and co-operation with the authorities. This system is contained in the SARLAFT Manual approved by the Board of Directors and is administered by the Compliance Official who is responsible for constantly prevention mechanisms in order to establish their effectiveness and compliance by all the employees of the Corporation.

The SARLAFT was established by the Superintendence of Finance of Colombia by means of External Circular Letter 22 of April 19, 2007, thus modifying the Integral System for Prevention of Asset Laundering SIPLA. Therefore, the Board of Directors by recommendation of the management and the Compliance Official, approved in the second half of 2007 the corresponding up-dates to the SARLAFT Manual.

The supervision of controls to prevent these risks is done by the Compliance Official and his/her substitute. The administration and the Board of Directors also supervise through the reports presented by the Compliance Official. Additionally the Comptroller and Fiscal Auditor Offices make evaluations to verify is internal controls established are efficient to prevent the risk.

Continúa....

Profit Distribution Project
July - December
2007

Continúa....

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
DECEMBER 31, 2007

Profit before taxes			$	105 838 892 597.02
Minus: tax provision			$	5,440,000,000.00
Profit of the period after taxes:			$	100,398,892,597.02
Liberate reserve future distributions (Taxable) :			$	182,810,660,192.88
Profit at the disposal of the Assembly:			$	283,209,552,789.90
Reserve on investment valuation Dec 2336 /95	$	8,431,953,725.00		
Reserve for future distributions	$	161,777,586,689.89		
Dividend in shares of $257.27 per each share on the 154.884.915 ordinary shares and $257.27 per each share on the 10.496.823 preferential shares subscribed and paid as of December 31, 2007. This dividend shall be paid in stock, at 1 share per each 55,733796912 ordinary shares and 1 share with preferential dividend and with no right to vote for each 55,733796912 preferential shares, subscribed and paid as of December 31, 2007. Payment of shares shall be made on April 3, 2008 to whom is a stockholder at the time when payment is due in conformity with in force regulations. With this purpose, a total of 2.967.351 new shares shall be issued, 2.779.012 ordinary shares and 188.339 preferential shares. Unitary value of shares to be delivered shall correspond to the weighted average price of ordinary stock negotiated in the stock exchange in the week between January 21 and 25, 2008, $14.338,51(1), of which $10 shall be recorded in the capital account and $14.328,51 in the legal reserve account for bonus in stock placement.	$	42,547,391,987.01		
Dividend in cash of $426 per share over the 154.884.915 ordinary shares and the 10.496.823 preferential shares subscribed and paid as of December 31, 2007. This dividend shall be paid in six monthly installments, within the first five days of each month from April 1, 2008.	$	70,452,620,388.00		
EQUAL AMOUNTS	$	**283,209,552,789.90**	$	**283,209,552,789.90**
(1) The daily average price of the share was taken from the INFOVAL report				

NOTE: Should fractions of a share be present at the time of dividend payment, these shall be paid in cash charged to the future distribution reserve. New shares delivered as product of this profit distribution shall not have the right to the payment in cash of dividend on profits of the July-December 2007 period.

On the dividend to be distributed in stock, stockholders may choose payment in stock or in cash. Stockholders who decide for payment of this part of the dividend in cash (this is a taxable revenue) and not in stock (non taxed shares), shall so inform the Secretary General Office of the company, at the latest on March 14, 2008, until 5:00 p.m. by means of a communication addressed to carrera 13 No. 26-45 piso 8 Secretary General Office of the company, to fax:2863300 x 8711 of Bogota city, or e-mail accionistascorficolombiana@corficolombiana.com

Continúa....

FINANCIAL INDICATORS

Continúa....

ANALYSIS OF FINANCIAL INDICATORS

1. Asset Quality Indicators

Bearing in mind that the Corporation transferred its portfolio from June 2006, indicators analysed hereunder are basically related to goods received in payment and we see they present good behaviour as they continue to decrease considerably and with the adequate coverage.

2. Solvency Indicator

The level required by the Superintendence of Finance establishes as a minimum that the Technical Patrimony of financial intermediaries shall correspond to 9% of the value of the weighted assets by their level risk. The Corporation complies with the limits established recording as of the closing of 2007a solvency indicator of 51.11%.

3. Profitability and Efficiency Indicators

For the year 2007 asset profitability was 6.84% and patrimony profitability 13.34%, thus reflecting Entity's good results.

The gross financial margin was 7.01%.

With respect to the indicator that relates administrative expenses with average assets it is 2.32% as of December 2007.

4. Annual growth measures

In 2007 deposits presented a decrease of 3.68%, the Corporation maintained a liquidity level that enabled it to implement funding strategies looking for maximising resources and reducing financial costs.
Patrimony increased in 15.52%, mainly due to the valorisations and the non realised profits account.

The investment item presented as of December 2007 an increase of 12.04%, impacted mainly by the growth of variable income investments and fixed income investments.

The Corporation maintained its AA+ rating for long term debt and DP1+ for short term debt.

Continúa....

	Dic-05	Jun-06	Dic-06	Jun-07	Dic-07
Balance Sheet					
Total Assets	4,973,066	3,263,539	3,241,965	3,112,424	3,400,097
Total Net Portfolio	1,755,892	47,436	38,081	89	-
Total Investments	2,659,113	2,469,255	2,391,671	2,416,534	2,679,552
Total Portfolio Provisions	134,644	9,352	9,307	2	-
Total Deposits	2,084,476	938,558	1,002,003	867,503	965,148
Total Equity	1,519,318	1,481,822	1,552,251	1,511,049	1,793,219
Averages Year Elapsed					
Assets	4,494,218	4,677,262	3,996,921	2,988,379	3,007,241
Gross Portfolio	1,921,287	1,606,781	890,139	39,669	21,381
Equity	1,088,192	1,518,670	1,509,022	1,509,551	1,542,187
Status of Results					
Interests Revenues	216,304	80,238	89,043	45,032	51,486
Interest Expenses	251,644	100,346	154,005	51,729	113,198
Interest Net Margin	**(35,340)**	**(20,108)**	**(64,962)**	**(6,697)**	**(61,711)**
Net Revenues different from Interest	**321,225**	**164,096**	**829,207**	**124,449**	**272,416**
Investments Valuation	147,664	(9,224)	47,042	(14,127)	(2,946)
Sale Profit or Loss, Investment Dividends	144,122	69,706	679,171	99,103	195,033
Financial Services	22,386	8,801	29,559	5,258	13,800
Sale Profit or Loss, Portfolio	(13,797)	11,334	11,334	-	-
Net Foreign Currencies	(4,501)	12,370	(9,115)	(25,247)	(11,000)
Net Derivatives	25,350	71,109	71,217	59,462	77,529
Other	-	-	-	-	-
Gross Financial Margin	**285,885**	**143,988**	**764,245**	**117,752**	**210,705**
Administrative Expenses	(83,861)	(51,646)	(83,370)	(35,639)	(69,886)
Operating margin before provisions and dep.and amortis.	**202,024**	**92,342**	**680,874**	**82,113**	**140,819**
Net Provisions	22,686	32,433	13,618	7,091	35,033
Operating Margin before dep and amort.	**224,710**	**124,775**	**694,492**	**89,204**	**175,852**
Depretiations and Amortisations	(4,572)	(2,561)	(8,415)	(3,209)	(5,389)
Other Non-Operating Revenues and Expenses	12,379	4,851	11,812	24,308	45,679
Income Tax	(9,435)	(12,519)	(25,065)	(5,040)	(10,480)
Net Profit or Loss	**223,083**	**114,547**	**672,825**	**105,263**	**205,662**

Continúa....

CORPORACION FINANCIERA COLOMBIANA S.A.

	Dic-05	Jun-06	Dic-06	Jun-07	Dic-07
Asset Quality Indicators					
Gross Portfolio	1,890,536	56,788	47,388	91	-
Non Productive Portfolio (CDE)	184,733	-	-	-	-
Due Portfolio	26,265	-	-	-	-
Total gross goods received in payment	102,072	82,204	54,126	36,479	30,892
Total Goods received in payment provisions	(76,815)	(63,229)	(42,538)	(29,027)	(24,688)
Total Productive Assets by rating	4,491,468	2,943,042	2,833,470	2,675,234	2,722,673
Total Liabilities with cost	3,359,256	1,647,979	1,558,593	1,512,823	1,509,765
Total Non productive Assets by rating	331,378	98,385	169,930	89,968	63,404
Gross Portfolio/ Asset	38.02%	1.74%	1.46%	0.00%	0.00%
In force Portfolio / Gross Portfolio	98.61%	100.00%	100.00%	100.00%	0.00%
Due Portfolio / Gross Portfolio	1.39%	0.00%	0.00%	0.00%	0.00%
Rated Portfolio CDE / Gross Portfolio	9.77%	0.00%	0.00%	0.00%	0.00%
Provisions / Gross Portfolio	7.12%	16.47%	19.64%	2.00%	0.00%
Provisions / Due Portfolio	512.63%	0.00%	0.00%	0.00%	0.00%
CDE Provisions / CDE Rated Portfolio	55.51%	0.00%	0.00%	0.00%	0.00%
Productive Assets by rating./ Liabilities with cost	133.70%	178.58%	181.80%	176.84%	180.34%
Non productive Assets by rating / Asset	6.66%	3.01%	5.24%	2.89%	1.86%
Non productive Assets by rating / Equity	21.81%	6.64%	10.95%	5.95%	3.54%
BRP Net of provision / Total Asset	0.51%	0.58%	0.36%	0.24%	0.18%
Solvency Indicators					
Equity / Assets	30.55%	45.41%	47.88%	48.55%	52.74%
Solvency with VaR	17.36%	28.40%	24.32%	48.64%	51.11%
Liquidity Indicators					
Net Portfolio/Assets	35.31%	1.45%	1.17%	0.00%	0.00%
Net Portfolio/Deposits	84.24%	5.05%	3.80%	0.01%	0.00%
Profitability and Efficiency					
Equity Loss (Equity/Social Capital + Guaranty Capital)	1,038	1,013	1,008	914	1,084
Annualised ROA (Profit/Average Asset year elapsed)	4.96%	4.96%	16.83%	7.17%	6.84%
Annualised ROE (Profit/Average Equity year elapsed)	20.50%	15.65%	44.59%	14.43%	13.34%
Average Asset/Financial Revenue	5.34	9.28	2.66	6.05	3.83
Asset / Equity	3.27	2.20	2.09	2.06	1.90
Gross Financial Margin / Average Asset year elapsed	6.36%	3.08%	19.12%	3.94%	7.01%
Administrative Expenses/ Gross Financial Margin	29.33%	35.87%	10.91%	30.27%	33.17%
Administrative Expenses/ Average Asset	1.87%	2.22%	2.09%	2.40%	2.32%
Average Yield of Placements	10.60%	9.38%	8.31%	289.13%	181.33%
Interest Expense/Productive Assets Annualised by rating	5.60%	3.41%	5.44%	1.93%	4.16%
Annual Growth Measures					
Total Assets	113.26%	-34.38%	-34.81%	-4.00%	4.88%
Total Net Portfolio	125.71%	-97.30%	-97.83%	-99.77%	-100.00%
Total Investments	128.81%	-7.14%	-10.06%	1.04%	12.04%
Total Portfolio Provisions	45.72%	-93.05%	-93.09%	-99.98%	-100.00%
Total Deposits	118.66%	-54.97%	-51.93%	-13.42%	-3.68%
Total Equity	212.58%	-2.47%	2.17%	-2.65%	15.52%
Rating of L.P.	AA+	AA+	AA+	AA+	AA+
Rating of C.P.	DP1+	DP1+	DP1+	DP1+	DP1+

Continúa....

Corficolombiana

INFORME DE GESTION
Y
ESTADOS FINANCIEROS

SEGUNDO SEMESTRE

JULIO - DICIEMBRE
2008

Corficolombiana
SABEMOS INNOVAR, SABEMOS INVERTIR

Informe de Gestión y Estados Financieros
Segundo Semestre 2007

Corficolombiana
SABEMOS INNOVAR, SABEMOS INVERTIR

Junta Directiva

Directores Principales	Directores Suplentes
Luis Carlos Sarmiento Gutiérrez	Jose Fernando Isaza Delgado
Carlos Arcesio Paz Bautista	Jorge Ivan Villegas
Alejandro Figueroa Jaramillo	Juan Maria Robledo Uribe
Efraín Otero Alvarez	Gerardo Silva Castro
Jose Hernan Rincón Gomez	Alvaro Jesús Velasquez Cock
Hernando José Gómez Restrepo	Santiago Madriñán De la Torre
Ricardo Obregón Trujillo	Rodrigo Llorente Martínez

Revisoría Fiscal

Nelsón Germán Segura Garzón
Deloitte & Touche Ltda.

Corficolombiana
SABEMOS INNOVAR, SABEMOS INVERTIR

Principales Ejecutivos de la Corporación
Segundo Semetre 2007

Pedro Nel Ospina Santa María
Presidente

Alfonso Rodríguez Azuero
Vicepresidente Ejecutivo

Fernán Ignacio Bejarano Arias
Vicepresidente Jurídico-Secretario General

Amalia Correa Young
Vicepresidente Sistemas y Operaciones

Daniel Humberto Gómez Martínez
Vicepresidente Banca Comercial

Martha Patricia Fandiño Arce
Vicepresidente Normalización de Activos

Oscar Javier Cantor Holguin
Vicepresidente Tesorería

Francisco José Lozano Gamba
Vicepresidente Portafolios de Inversión

Felipe Ayerbe Gómez
Vicepresidente Inversiones

Gustavo Antonio Ramírez Galindo
Vicepresidente Ejecutivo Banca de Inversión

Ana Catalina Villa Doutreligne
Vicepresidente Director Banca de Inversión

Corficolombiana
SABEMOS INNOVAR, SABEMOS INVERTIR

Contenido

INFORME DE GESTIÓN

Presentamos a consideración de los señores accionistas el informe de gestión de la Corporación Financiera Colombiana S.A., correspondiente al segundo semestre del año 2007. El informe contiene una reseña de los principales eventos económicos que rodearon la actividad de la entidad, así como el análisis de los resultados obtenidos.

ECONOMÍA COLOMBIANA 2007 Y PERSPECTIVAS 2008

Entorno Macroeconómico

Las cifras disponibles del DANE señalan que en los tres primeros trimestres del año la economía colombiana presentó una tasa de crecimiento de 7.3%, la más alta de los últimos 12 años. De acuerdo a las proyecciones de diversos analistas locales e internacionales (Latin American Consensus Forecast), el crecimiento del PIB en 2007 sería de 6.6% (Cuadro 1).

Cuadro 1. Proyecciones PIB
(Variación anual, %)

Entidad	2007
Bear Stearns	6.9
Credit Suisse	6.8
JP Morgan	6.8
Citigroup	6.7
Banco de Bogotá	6.7
ANIF	6.7
BBVA	6.7
Bancolombia	6.6
Corficolombiana	6.6
Fedesarrollo	6.4
Consenso analistas (diciembre 2007)	**6.6**

Fuente: Latin American Consensus Forecast (December 2007).

Por el lado de la oferta, continúa la gran dinámica del sector de la construcción, que después de crecer 14.6% en 2006, presentó un crecimiento acumulado de 12.2% durante los tres primeros trimestres de 2007 con respecto al mismo periodo del año anterior. La industria y el comercio también continúan con tasas de crecimiento superiores al 10%. Sin embargo, como se señala previamente, los indicadores adelantados de estos sectores muestran un cambio de tendencia en las tasas de crecimiento a partir del último trimestre de 2007. Por un lado, el Índice de Producción Industrial ha presentado una leve desaceleración desde finales de 2007 y, teniendo en cuenta los resultados de la Encuesta de Opinión Empresarial de Fedesarrollo, las perspectivas de la actividad industrial para el primer semestre de 2008 no son tan favorables. En segundo lugar, el Índice de Comercio al por Menor (ICPM) también presenta señales de desaceleración, más pronunciada que la de la industria. Después de crecer 13.6% anual en promedio durante 2006 y los dos primeros trimestres del año pasado, a partir de julio de 2007 su ritmo de crecimiento a caído y a octubre crecía cerca de 3.4% anual (Gráfico 1).

Gráfico 1
PIB grandes ramas 2006 y 2007
(Variación anual %)



2007*
2006
PIB
Establecimientos Financieros
Transporte
Comercio
Construcción
Industria
Electricidad
Explotación de minas
Agropecuario
0%
5%
10%
15%

* Cifras al tercer trimestre de 2007.
Fuente: DANE, cálculos Corficolombiana.

Por el lado de la demanda la noticia positiva la dio la formación bruta de capital que presentó un crecimiento anual de 22.0% en los tres primeros trimestres del año pasado. Si bien este ritmo de crecimiento es menor al registrado durante 2006 (26.9%), la inversión aportó 5.3 puntos al crecimiento del PIB total durante los primeros tres trimestres de 2007, mientras que en 2006 había apor-

tado 5.6 putnos porcentuales al crecimiento. En cuanto al consumo, su contribución al crecimiento aumentó en los tres primeros trimestres de 2007 al pasar de 4.6 puntos en 2006 a 5.1 puntos en el período mencionado. No obstante, el déficit comercial continúa significando una filtración importante de la demanda, al restar 3.1 puntos al crecimiento del PIB. Es importante señalar que la dinámica de la inversión implica un mayor grado de sostenibilidad del proceso actual de expansión. Las estimaciones del Departamento de Investigaciones Económicas de Corficolombiana señalan que la economía deberá crecer 6.6% en 2007, tasa similar a la registrada en 2006 (Gráfico 2).

Gráfico 2
Contribución al crecimiento del PIB

Balance comercial (exportaciones menos importaciones)
Consumo final interno
Formación bruta de capital


(Puntos porcentuales)
2.6
3.4
5.6
5.3
4.0
4.0
4.6
5.1
2004
2005
2006
2007q3

Fuente: DANE, cálculos Corficolombiana.

El comportamiento del sector externo se ubica como uno de los aspectos críticos de la economía durante 2007 y la mayor vulnerabilidad en el corto plazo. Durante 2007, la dinámica del consumo interno y el fortalecimiento del peso generaron una aceleración en el ritmo de crecimiento de las importaciones. Según las cifras disponibles a octubre de 2007, las importaciones totales han crecido 26.6% en términos anuales, mientras que las exportaciones (acumuladas a septiembre) crecieron 18.1%. Así, en el período enero a septiembre de 2007 la balanza comercial del país presentó un déficit de 1,125 millones de dólares (en 2006 se registró un déficit comercial de 143 millones de dólares). Este creciente déficit comercial se ha traducido en un déficit de la cuenta corriente que, según estimaciones del Departamento de Investigaciones Económicas de Corficolombiana, podría llegar a representar el 3.5% del PIB en 2007 (Gráfico 3).

Gráfico 3
Balance cuenta corriente
(Proyección 2007, CFC)


(% del PIB)
-2.2
-3.5
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Fuente: Banco de la República, proyección Corficolombiana.

En cuanto al mercado laboral, a pesar del proceso de aceleración económica por el que atraviesa el país, la tasa de desempleo presentó un repunte durante la primera mitad de 2007. Después de alcanzar un nivel cercano al 10% al finalizar 2005, la tasa de desempleo ascendió a niveles alrededor del 12.5% durante 2006 y principios de 2007. Desde abril del año pasado, el promedio móvil (tres meses) de la tasa de desempleo ha caído y en noviembre de 2007 se ubicó nuevamente en el 10% (Gráfico 4).

De otra parte, la inflación sorprendió al cierre de 2007. Si bien en los cuatro primeros meses del año la inflación presentó un fuerte repunte (el IPC presentó una variación anual de 6.26% en abril), a partir de mayo se presentaron correcciones, guiadas por el comportamiento de los precios de los alimentos. De esta forma, el ritmo de crecimiento anual del IPC alcanzó a ubicarse por debajo del 5.0%. A pesar de la corrección registrada, en diciembre

Gráfico 4
Tasa de desempleo total nacional
(Promedio móvil 12 meses)



18
17
16
15
14
13
12
11
10
9
8
(%)
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07

Fuente: DANE - ECH.

Gráfico 5
Índice de precios al consumidor total y sin alimentos



Total
Sin alimentos
9
8
7
6
5
4
3
(Variación % anual)
Dic-01
Jun-02
Dic-02
Jun-03
Dic-03
Jun-04
Dic-04
Jun-05
Dic-05
Jun-06
Dic-06
Jun-07
Dic-07

Fuente: Cálculos Corficolombiana con base en datos del DANE.

los precios de los alimentos presentaron un comportamiento poco favorable. El IPC de este grupo creció 0.82% mensual y por lo tanto cerró el año con un crecimiento de 8.5%. Así, el IPC total creció 0.49% mensual en diciembre por lo que la inflación acumulada en 2007 alcanzó un nivel de 5.7%, 1.2 puntos porcentuales por encima del límite superior del rango meta establecido por el Banco de la República (Gráfico 5).

Como respuesta a las presiones inflacionarias, el Banco de la República ha incrementado la tasa de intervención en 350 puntos básicos desde abril de 2006, por lo que actualmente ésta se ubica en 9.5%.

En el mismo período, como consecuencia de este incremento, la DTF ha presentado un aumento de más de 300 puntos básicos, concentrado principalmente en la segundo mitad del año pasado (apoyado por la imposición del encaje marginal sobre los diferentes tipos de depósitos del sistema financiero).

Como reflejo de la política monetaria contraccionista, la tasa de interés de crédito de consumo ha presentado una tendencia al alza desde abril del año pasado. Después de ubicarse en nivelesp cercanos al 19%, la tasa de consumo ha ascendido a niveles cercanos al 25%, limitando así el crecimiento acelerado de los desembolsos de este tipo de crédito. En este sentido, el cambio en la postura monetaria del Banco de la República si ha tenido un impacto (aunque limitado) sobre la dinámica del crédito, al frenar el elevado ritmo de crecimiento de éste (Gráfico 6).

Gráfico 6
Desembolsos y tasa de interés de crédito de consumo



Tasa
Desembolsos
2,500
2,000
1,500
1,000
500
0
(Miles de millones de pesos)
27
25
23
21
19
17
15
(%)
Dic-04
Feb-05
Abr-05
Jun-05
Ago-05
Oct-05
Dic-05
Feb-06
Abr-06
Jun-06
Ago-06
Oct-06
Dic-06
Feb-07
Abr-07
Jun-07
Ago-07
Oct-07

Fuente: Cálculos Corficolombiana con base en datos del Banco de la República.

Mercados financieros locales

En la segunda mitad de 2007 el comportamiento de los mercados locales estuvo estrechamente relacionado con el contexto internacional. El mayor deterioro del sector de la construcción en Estados Unidos y el desencadenamiento de los efectos de la crisis de los mercados crediticios de alto riesgo sobre los principales mercados financieros internacionales generaron una alta volatilidad en el comportamiento de los activos de economías emergentes. Como consecuencia de las perspectivas de recesión en Estados Unidos en la primera mitad de 2008 y de mayores recortes en la tasa objetivo de los fondos federales, los mercados locales cerraron 2007 con un comportamiento mixto. Mientras que la deuda corporativa se valorizó a lo largo del año (7% anual), la deuda pública sólo presentó una valorización de 0.9% (IDP de Corficolombiana). El mercado de renta variable fue el que más se vio afectado por la turbulencia financiera internacional de fin de año: el IGBC cerró el año con una desvalorización de 4.2%.

Finalmente, el peso continuó con la tendencia de apreciación, como consecuencia de las expectativas de un mayor diferencial de tasas de interés. Dadas las perspectivas económicas de Estados Unidos y la alta probabilidad de una tasa de interés de intervención en Estados Unidos para mediados de 2008 cerca de 200 puntos básicos por debajo de la tasa vigente a mediados de 2007, los agentes del mercado generaron una mayor oferta de dólares que se tradujo en caídas importantes en la cotización al cierre de 2007 (Gráfico 7).

En términos generales, el segundo semestre de 2007 no fue positivo para los mercados locales. Además de un contexto externo adverso, el panorama de inflación doméstica y las expectativas de incrementos en la tasa de intervención del Banco de la República limitó la valorización de los activos locales.

Sector Financiero

A pesar de los incrementos en las tasas de interés de la economía y de la turbulencia en los mercados financieros internacionales, el sistema financiero colombiano presen-

Gráfico 7
Comportamiento mercados locales - 2007


IDC
IGBC
IDP
COP/US
110
105
100
95
90
85
80
(Enero 02 de 2007 = 100)
02-Ene
02-Feb
02-Mar
02-Abr
02-May
02-Jun
02-Jul
02-Ago
02-Sep
02-Oct
02-Nov
02-Nov

Fuente: BVC, Superintendencia Financiera y Corficolombiana.

tó un comportamiento positivo durante los tres primeros trimestres de 2007. Según las cifras oficiales, en dicho período el PIB de los establecimientos financieros creció 7.8% anual, tasa muy superior al crecimiento registrado durante 2006 (1.4%). No obstante, esta aceleración obedece en alguna medida al efecto estadístico generado por la contracción registrada en el segundo trimestre de 2006 (generada por la crisis de los TES de mayo de 2006), que implicó una tasa de crecimiento anual del sector cercana al 16% en el segundo trimestre de 2007.

Los resultados reportados por la Superintendencia Financiera a noviembre de 2007 confirman la sostenibilidad de la recuperación observada desde el segundo trimestre del año pasado. Según el comunicado emitido por la entidad, entre enero y noviembre las utilidades de todo el sistema llegaron a 9.4 billones de pesos, 1.4 billones más que en el mismo período de 2006. Finalmente, gracias a los sólidos fundamentos de la economía colombiana, los indicadores de rentabilidad del sistema no han presentado caídas abruptas ante la crisis de los mercados. Si bien los indicadores de rentabilidad a noviembre se ubican por debajo de los registrados en noviembre de 2006, éstos continúan reflejando la dinámica del sector. Mientras

que en noviembre de 2006 el ROA y el ROE para todo el sistema se ubicaron en 2.7% y 16.7%, respectivamente, en noviembre de 2007 descendieron a 2.4% y 16.0%.

Finalmente, la recomposición del activo del sistema financiero ha continuado en los últimos meses de 2007. Como consecuencia de la volatilidad de los mercados locales y el alza de las tasas de interés, las entidades financieras han reducido la participación de las inversiones en el activo total y han incrementado la participación de la cartera. Mientras que en enero de 2006 las inversiones representaban el 33% del activo total y la cartera el 48%, en octubre de 2007 la participación de las inversiones bajó a 19% y la de la cartera ascendió a 59% (Gráfico 8).

Gráfico 8
Composición del activo de los establecimientos financieros


Inversiones
Cartera
Otros activos
(% participación activo total)
100
80
60
40
20
0
Oct-99
Abr-00
Oct-00
Abr-01
Oct-01
Abr-02
Oct-02
Abr-03
Oct-03
Abr-04
Oct-04
Abr-05
Oct-05
Abr-06
Oct-06
Abr-07
Oct-07

Fuente: Superintendencia Financiera.

Perspectivas 2008

Las perspectivas económicas para 2008 se fundamentan en un panorama de desaceleración económica global. El Fondo Monetario Internacional estima una desaceleración generalizada del ritmo de crecimiento global, guiada en gran medida por los efectos de la crisis hipotecaria en Estados Unidos. Según el informe World Economic Outlook (octubre 2007), la producción global deberá pasar de un crecimiento de 5.4% en 2006 a uno de 5.2% en 2007 y 4.8% en 2008. Este pronóstico de crecimiento para 2008 implica una revisión a la baja de 0.4 puntos porcentuales con respecto a la proyección publicada en la edición de julio de 2007. Sin embargo, la revisión a la baja más fuerte se presenta en la proyección de crecimiento del PIB de Estados Unidos, que pasó de 2.8% (edición de julio) a 1.9% (esperado para 2008).

Adicionalmente, el FMI espera un panorama diferente en cuanto a precios de los bienes primarios. Mientras que se proyecta que los precios de las manufacturas y el petróleo crezcan 2.8% y 9.5% durante 2008, respectivamente, los precios de los bienes primarios no energéticos presentarán una caída de 6.7%, después de haber crecido 17.0% en promedio durante el período 2004-2007.

Si bien se espera un menor ritmo de crecimiento de la actividad económica, la tasa de expansión estimada por Corficolombiana de 6.2% continúa superior al crecimiento promedio de las últimas dos décadas. La desaceleración estimada obedece principalmente a dos factores: en primer lugar, una tasa de interés real más alta durante el primer semestre del año. La demanda interna deberá reducir su ritmo de crecimiento, como consecuencia del menor crecimiento del crédito. En segundo lugar, se espera que la desaceleración de la actividad económica en Estados Unidos se profundice en el primer semestre del año, guiada por el continuo deterioro del mercado inmobiliario y el menor ritmo de crecimiento del consumo privado en dicho país (Gráfico 9).

PRINCIPALES CIFRAS DE LA CORPORACIÓN

Balance General

A cierre del segundo semestre de 2007 la Corporación registró un total de activos de $3,400,097 millones, donde el rubro más importante son las inversiones que registraron un saldo de $2,679,552 y representan el 78.81% del total del activo.

El total de pasivos a diciembre de 2007 fue de $1,606,878 millones donde los renglones más destacados son los de-

Gráfico 9
PIB según demanda 2007 y 2008
(Variación anual %)


2008
2007
Importaciones
Exportaciones
Formación bruta de capital
Consumo final gobierno
Consumo final hogares
PIB
0%
5%
10%
15%
20%

Fuente: Proyecciones Corficolombiana.

pósitos en cdt's y cuentas de ahorro que registraron un valor de $962,226 millones, y las operaciones de interbancarios y repos cuyo saldo fue de $544,617 millones.

El patrimonio de la Corporación a diciembre de 2007 fue de $1,793,219 millones, ubicándose en el cuarto lugar dentro del total del sistema financiero, después del patrimonio de los bancos Bancolombia, Banco de Bogotá y Davivienda.

La relación de solvencia a cierre del año 2007 fue de 51.11%, superior al indicador registrado a junio de 2007 que fue de 48 64%.

Pérdidas y Ganancias

La Corporación registró a cierre del segundo semestre de 2007 una utilidad neta de $100,399 millones, para una utilidad de $205,662 millones en el año.

Fecha	Utilidad neta
Junio de 2006	114,547
Diciembre de 2006	558,278
Junio de 2007	105,263
Diciembre de 2007	100,399

Cifras en millones de pesos.

Durante el segundo semestre de 2007 el negocio de inversiones fue el principal generador de ingresos a través del rubro de dividendos y otros ingresos provenientes de operaciones relacionadas; los negocios de tesorería y banca de inversión son otro rubro importante del estado de resultados, aunque en menor proporción. La venta de bienes recibidos en pago y activos fijos continúa generando ingresos importantes para la Corporación.

En el periodo julio-diciembre de 2007 el resultado operacional neto registró un valor de $54,429 millones, para un acumulado de $130,826 millones en el año.

Fecha	Resultado operacional neto
Junio de 2006	107,382
Diciembre de 2006	548,275
Junio de 2007	76,397
Diciembre de 2007	54,429

Cifras en millones de pesos.

En el negocio de inversiones de capital se recibieron en el segundo semestre dividendos por $64,909 millones, la valoración de inversiones negociables generó ingresos por $9,866 millones y se registraron ingresos de comisiones por $2,145 millones. El 26 de diciembre se llevó a cabo la fusión con la empresa de Proyectos de Energía S.A. (PESA), con la cual ingresaron a la Corporación activos por valor $176,155 millones representados principalmente en la inversión en acciones de la Empresa de Energía de Bogotá por valor de $134,494 millones y cuentas por cobrar por $38,365 millones a cargo ISA, producto de la venta de la subestación de Betania que se efectuó en el mes de diciembre; los pasivos recibidos en la fusión ascendieron a $938 millones, el balance total de la operación de fusión generó una utilidad neta de $12,686.6 millones.

Por su parte el negocio de tesorería, incluyendo valoración de portafolio, trading y mercado de divisas, generó $51,862 millones de ingresos netos durante el segundo semestre de 2007, al año el valor el negocio tuvo un aporte total de $91,878 millones.

El negocio de banca de inversión participó en el resultado operacional neto con comisiones por $6,314 en el segundo semestre para un acumulado de ingresos de $10,577 millones en el año 2007.

Otro rubro importante en los ingresos de la Corporación fue la venta de bienes recibidos en pago y de activos fijos que en el segundo semestre generó ingresos netos de $12,500 millones, en el año acumulado este rubro registró más $30,000 millones de ingresos para la Corporación.

ACTIVIDAD COMERCIAL

Mercadeo

Con el propósito de fortalecer el desarrollo de sinergias comerciales entre la corporación y sus filiales financieras, en el segundo semestre de 2007 se rediseñó la estructura del área de mercadeo para direccionarla como soporte estratégico en el desarrollo de nuevos productos e integración comercial para todas las compañías. Lo anterior sumado al trabajo de alineación estratégica realizado con las filiales, permitirá fortalecer y profundizar las relaciones comerciales con nuestros clientes, a través de una oferta de productos y servicios integral con valor agregado.

Para dar continuidad al trabajo desarrollado en la adopción de la nueva imagen, se trabajó en el diseño del concepto y de las piezas publicitarias para la campaña de 2008, el cual se orientó a consolidar nuestro posicionamiento como entidad innovadora en el área de diseño, creación, administración y distribución de portafolios de inversión.

Con el objetivo de dar mayor funcionalidad y dotar a nuestro portal de Internet de nuevas herramientas tecnológicas se concluyó el diseño de su plan de actualización, el cual debe ejecutarse en el primer semestre del año 2008.

Banca Privada

La labor desarrollada en el primer semestre en la colocación de acciones de AVAL e ISAGEN, sirvió como soporte para participar activamente en la presentación de nuevas alternativas de inversión para nuestros clientes. Conjuntamente con nuestra filial Casa de Bolsa y con la unidad de banca de inversión, se realizó, con una excelente acogida, la comercialización de las emisiones de acciones de ECOPETROL e ISA.

En el empeño de brindar opciones de inversión novedosas, ajustadas a los perfiles de riesgo y rentabilidad de nuestros clientes, de manera conjunta con nuestra filial Fiduciaria Corficolombiana y con el banco corresponsal Societe General, se realizó la estructuración, distribución y colocación de la primera nota estructurada para el segmento de banca privada, esta gestión concluyó en el mes de noviembre con resultados altamente satisfactorios para las partes involucradas. Este es el inicio de un nuevo camino en la decisión de ofrecer a nuestros clientes un amplio portafolio de posibilidades inversión para sus patrimonios.

El trabajo realizado con la filial de Casa de Bolsa, fue especialmente productivo, durante el segundo semestre de 2007 se generaron comisiones por valor de $584 millones, superior en 157% al valor generado en el primer semestre; el valor de comisiones acumuladas en el año ascendió a $957 millones, lo que representa un incremento de 93% frente a las comisiones ejecutadas en el año 2006.

La consecución de depósitos para la Corporación y las filiales estuvo enmarcada en un entorno de alza en las tasas de interés. En el caso especial de la Corporación implicó un estricto trabajo en el control de los costos de captación, la labor realizada permitió mantener depósitos en promedio por $315,000 millones, con un costo inferior en más de 80 puntos básicos, comparado con el generado en el mercado institucional.

La consecución de depósitos para las filiales fue altamente positiva, con un crecimiento de 8 % en el segundo semestre de 2007, discriminados en depósitos para la compañía de Leasing, con un saldo a cierre del año de $224.000 millones, que representa un crecimiento anual de 31.4%.

Los depósitos canalizados hacia los fondos administrados por la Fiduciaria presentaron una recuperación, obteniendo como resultado un saldo final de $73.000 millones que representa un crecimiento de 40% en el segundo semestre y 31.24% en el año.

El año 2008 permitirá la consolidación de la unidad de Banca Privada, que se ha convertido rápidamente en el canal de distribución de productos especializados y novedosos para el segmento de personas naturales de altos ingresos.

MESA DE DINERO

El comportamiento económico del año generó un entorno de baja rentabilidad en la tesorería. No obstante en este período la Mesa de Dinero de la Corporación, continuó siendo uno de los participantes líderes en los mercados. Continúa su presencia importante dentro del esquema de Creadores de Mercado del Ministerio de Hacienda y Crédito Público, ocupando el 8° lugar dentro del ranking general a diciembre de 2007, con una participación del 5.44% del mercado primario y del 11.33% del mercado secundario (SEN).

En el mercado de moneda extranjera y derivados, seguimos con una presencia importante, tanto con clientes locales como con los clientes internacionales que están operando en el mercado Colombiano. Al cierre del año 2007, nuestro portafolio de derivados Peso / Dólar ascendía a un valor de USD$1,686 millones, que significa un aumento del 38.2%, comparado con diciembre de 2006. La participación de la Corporación en este mercado durante el año de 2007 fué del 6.62%. En el año 2007, la participación de la Corporación en el mercado Spot Peso/ Dólar fue del 15.81%, manteniéndose como la institución líder en el mercado colombiano. Es importante anotar que debido a las restricciones normativas impuestas por el Banco de la República, respecto de la posición Bruta de apalancamiento, el mercado de derivados de Peso / Dólar se está desarrollando significativamente fuera del país, sin embargo la Corporación logró incrementar ligeramente su participación.

Asimismo la Corporación incursionó con éxito en mercados internacionales haciendo operaciones de trading en bonos del tesoro americano y también en otras monedas latinoamericanas como Real / Dólar y recientemente Peso Mexicano / Dólar; las expectativas de generación de ingresos lucen promisorias, compartiendo la experticia desarrollada en los mercados locales; así como aprovechar oportunidades de valor relativo, en las monedas latinoamericanas que tienen correlación con la moneda doméstica.

A diciembre 31 de 2007, el portafolio de inversiones de renta fija de la Corporación ascendió a $1,048,481 millones, manteniendo su nivel frente al cierre de diciembre de 2006. Especialmente en el segundo semestre se tomaron posiciones, en su mayoría, indexadas a la DTF.

Para el año 2008, la Corporación continuará la exploración de otros mercados, fundamentalmente en derivados, mercado que tiene potencial de crecimiento buscando la manera más eficiente de invertir los excedentes de liquidez de la Entidad y maximizar sus utilidades.

INVERSIONES DE CAPITAL

El portafolio de renta variable de la Corporación está compuesto por inversiones en diversos sectores de la economía. Se destaca el enfoque del portafolio en el sector de Infraestructura (Gas, Energía, Concesiones Carreteras, Aeroportuarias y de Tratamiento de Agua, y Combustibles), el cual es un sector estratégico para la Corporación y en el que se pretende seguir invirtiendo dado su flujo estable de dividendos y bajos periodos de retorno.

El segundo semestre del año 2007 continuó favoreciendo en términos de crecimiento a los sectores en los cuales la Corporación tiene sus principales inversiones. Con cifras hasta el tercer trimestre se observa un crecimiento acumulado del PIB total de 7.35%, y es preciso resaltar que el sector de "Transporte y Comunicación" encabeza las tasas de crecimiento en el tercer trimestre con 10.90% de incremento. Si bien se observan señales de desaceleración en importantes rubros de la economía tales como "Cons-

trucción" y "Servicios Financieros", el portafolio diversificado de Corficolombiana sigue redituando crecimiento balanceado y flujo de dividendos estable (Gráfico 10).

Gráfico 10
Composición del portafolio de renta variable por sectores. A valor en libros diciembre de 2007
(100% = $1.9 billones)


Minería 2%
Tecnología 0%
Inmobiliario 2%
Madera 3%
Agro 6%
Industrial 2%
Concesiones 10%
Hoteles 6%
Consumo 1%
Energía 12%
Financiero 12%
Hidrocarburos 2%
Gas 42%

Fuente: Corficolombiana.

La valoración contable del portafolio consolidado de la Corporación al 31 de diciembre de 2007 (incluyendo provisiones y valorizaciones / desvalorizaciones) alcanzó la suma de $1,873 billones de pesos, comparado al agregado de $1.539 billones al 30 de junio del 2007. El incremento en el valor del portafolio obedece en gran medida a la valoración de nuestra inversión en Promigas, cuyo precio en Bolsa aumentó 58.6% en el semestre. Dentro de las otras inversiones que cotizan en bolsa, el segundo semestre de 2007 enmarcó alzas en las acciones de Mineros (22.9%), Gas Natural (11.7%) y Banco de Occidente (8.0%). En el mismo periodo se depreciaron las acciones de Tablemac (-1.0%), si bien en el año mostraron un crecimiento de 49.3%. Las acciones de Adecaña, Eternit, Ingenio La Cabaña y Textiles Espinal no presentan variación en el periodo de comparación. En suma, se puede concluir que a lo largo de 2007 la porción del portafolio de Corficolombiana que cotiza en Bolsa se comportó favorablemente, mostrando una valorización superior al 30% comparado a una caída de 4.2% observada en el IGBC.

Corficolombiana cerró el segundo semestre de 2007 registrando ingresos por dividendos generados por las compañías del portafolio por $64,909 millones, 4.2% por encima a los del segundo semestre del 2006.

Nuestras concesiones viales PISA (Proyectos de Infraestructura S.A.) y Coviandes/Epiandes observaron excelentes resultados operativos durante el ejercicio enero-junio 2007 impulsados por alto crecimiento en el tráfico vehicular, lo cual se tradujo en dividendos superiores a los pronosticados para el segundo semestre. De igual forma, nuestras compañías de servicios financieros especializados, tanto de leasing como de servicios fiduciarios, se han visto favorecidas por el dinamismo del mercado durante el 2007.

Las compañías líderes en generación de ingresos son, por orden, PISA, Promigás, Coviandes/Epiandes, la Empresa Energía de Bogotá, Leasing Corficolombiana, y Hoteles Estelar, recordando que una importante porción de los dividendos distribuidos por la EEB se registraron indirectamente hasta el 2007 mediante otros ingresos generados por Proyectos de Energía S.A. (Cuadro 2).

En el segundo semestre de 2007 se efectuaron importantes transacciones encaminadas a consolidar más el portafolio de la Corporación. Se destaca la fusión de Proyectos de Energía S.A. con Corficolombiana concluida en Diciembre 2007, la cual otorgó propiedad directa a Corficolombiana de las acciones de la Empresa Energía de Bogotá S.A. E.S.P. En conjunción a esta operación se concluyó el proceso de venta de la Subestación Eléctrica de Betania, que representó un ingreso extraordinario para PESA previo a la fusión.

Por otro lado, en el semestre concluyeron los procesos de venta de las participaciones (entre paréntesis) de la Corporación en Colmotores S.A. (0.12%) e IBC Solutions (37.50%). Adicionalmente, se dieron de baja mediante liquidación las inversiones en General de Inversiones S.A. (empresa holding que llevaba varios años inactiva), Estudios y Desarrollos de Infraestructura S.A. (consorcio cuyo objeto único quedó extinguido) y Promotora Inmobiliaria la Esperanza S.A. (cuyo objeto quedó extinguido tras la venta del lote que rentaba a la empresa Figoríficos Colombianos S.A.).

Cuadro 2. Ingresos operacionales inversiones de renta variable

Ingresos Vicepresidencia Inversiones	2006	2007	Primer semestre 2007	Segundo semestre 2007
Dividendos[1]	143,172	136,786	71,877	64,909
Valoración[2,3]	535,224	3,824	(6,042)	9,866
Utilidad en venta de acciones	25,128	10,458	(163)	10,621
Comisiones	14,358	4,392	2,247	2,145
Diferencia en cambio[4]	(54)	10,591	10,591	-
Total inversiones	**717,828**	**166,051**	**78,509**	**87,541**

[1] Para 2006 se incluye dividendos extraordinarios de Concecol por $28,000 millones por venta de acciones de Corfivalle en 2005.
[2] Para 2006 icluye $540,491 millones de valorización por el cambio de bursatilidad de la acción de Promigas, en el mes de octubre.
[3] La valoración de inversiones en acciones negociables de alta y media bursatilidad aumenta en el segundo semestre de 2007 por incrementos en los precios de mercado de algunas participaciones accionarias de la Corporación.
[4] La generación de ingresos por Diferencia en cambio y Otros (ingreso por intereses) están relacionados a la cancelación de pasivos de Proyectos de Energía S.A.

PORTAFOLIOS DE INVERSION

Durante el segundo semestre del año 2007, la Corporación, a través de la Vicepresidencia de Portafolios de Inversión ha continuado la estructuración y puesta en marcha de Fondos de Capital Privado (FCP), enfocándose principalmente en las iniciativas de un FCP en Infraestructura y otro en el sector inmobiliario, así como también en apoyo a Fiduciaria Corficolombiana en las estructuración de iniciativas alrededor de este tipo de vehículos.

Respecto al tema de la estructuración y puesta en marcha de Fondos de Capital Privado, a continuación se detallan hechos relevantes que durante el segundo semestre de 2007 se han tenido con miras al lanzamiento durante el 2008 de los fondos detallados anteriormente:

FCP en Infraestructura

En lo referente a diseño del marco legal del Fondo, durante el según semestre de 2007 se desarrollo, en conjunto con Holguín Neira & Pombo, la elaboración del contrato de adhesión al Fondo, el cual, es básicamente el documento marco que regirá las relaciones y actuaciones entre administradores y suscriptores del Fondo.

Adicionalmente, se iniciaron también las labores de levantamiento del flujo de posibles inversiones para el Fondo pensando en la búsqueda de opciones de inversión en Colombia, Chile, Perú y Centroamérica, dando como resultado las primeras participaciones de la Corporación con miras a acceso a inversiones para el Fondo, como son:

- *Privatización Electrificadoras*: Corficolombiana, en conjunto con un Operador idóneo en el sector entró a participar en el proceso de privatización de cinco electrificadoras colombianas (Cundinamarca, Meta, Santander, Norte de Santander y Boyacá).

  Actualmente, el proceso se encuentra suspendido y se está en espera de su reanudación por parte del Gobierno.

- *Licitación Aeropuertos de Occidente*: A su vez, Corficolombiana, en asocio con AENA Internacional, presentó oferta a través Promesa de Sociedad Futura, dentro del marco de la Licitación No. 7000132 - OL de 2007 de la Aeronáutica Civil y el Aeropuerto Olaya Herrera, para la administración, operación, explotación comercial, adecuación, modernización y mantenimiento de los aeropuertos de Medellín, Rionegro, Quibdo, Montería, Carepa y Corozal.

  La adecuación y modernización requerida por los concedentes incluía entre otras, actuaciones sobre pistas, terminales nacionales e internacionales y equipamien-

to aeroportuario y de seguridad aeroportuaria, con una inversión estimada por el estructurador de 0.3 billones de pesos.

El proceso para presentar ofertas fue aplazado del pasado 17 de diciembre de 2007 al 17 de enero de 2008, esperado estudio de las mismas y adjudicación para el 28 de febrero de 2008.

FCP Inmobiliario

Durante el segundo semestre de 2007, respecto al FCP Inmobiliario, se adelantaron labores tendientes a estructurar el esquema de negocio que ofrecerá el Fondo a sus inversionistas, principalmente enfocando dichos esfuerzos en la construcción de un flujo de oportunidades de inversión en activos inmobiliarios (exceptuando vivienda) de importante envergadura y alto potencial de valor agregado.

En general los activos inmobiliarios objetivo se dividirán en dos: i) Inmuebles ya existentes para negocio de arrendamiento y venta y ii) desarrollo de proyectos en los cuales el Fondo participará en los procesos de planeación, diseño, construcción y comercialización.

BANCA DE INVERSIÓN

2007 se caracterizó por el auge de la emisión de acciones. En este producto, la banca de Inversión de la Corporación se destacó por haber realizado de manera exitosa las colocaciones de Grupo Aval e ISA.

Así mismo, durante el año, se consolidó la estrategia de ampliar el mercado del negocio a las regiones donde la Corporación tiene presencia, de tal modo que éstas llegaron a aportar la tercera parte de los ingresos del área.

El mercado de bonos estuvo deprimido durante el año, debido a la iliquidez generalizada de los títulos de renta fija y a las limitaciones regulatorias para su transabilidad. Sin embargo, en este ambiente desfavorable la Corporación logró colocar de manera exitosa bonos de nuevos emisores como GMAC y Alquería.

En total, durante el 2007 la banca de inversión movilizó recursos por $1.614.519 millones de pesos.

Los principales negocios ejecutados durante el segundo semestre de 2007 fueron los siguientes:

- **Estructuración y Colocación de Títulos en el Mercado de Capitales.** Se estructuraron las siguientes emisiones: Emisión de Acciones de ISA por $399.045 millones, emisión de bonos ordinarios de Alquería por $35.200 millones y emisión de bonos ordinarios de GMAC por $79.634 millones.
- **Créditos Sindicados.** Se estructuró y distribuyó un sindicado para Credivalores por $93 mil millones.
- **Fusiones y Adquisiciones.** En el segundo semestre del año 2007 se realizó la valoración y enajenación de Ruitoque S.A. E.S.P. por un valor de $ 6.500 millones de pesos.

Finalmente, el área de Investigaciones Económicas ha desarrollado nuevas herramientas de análisis y opinión a través de informes de mercados y análisis de acciones.

Se destaca a su vez, que Corficolombiana quedó en el cuarto puesto en el año en la encuesta mensual de "expectativas de inflación y tasa de cambio 2007" del Banco de la República.

GERENCIA DE INMUEBLES

Durante el segundo semestre del año 2007 se lograron ventas de inmuebles por valor de $20,541 millones, representados en Bienes recibidos en pago durante periodos anteriores, bienes saneados, activos fijos no utilizados en la operación e inmuebles en fideicomisos de inversión.

Las ventas, representadas principalmente en lotes, oficinas y locales, dejaron un impacto positivo en el Estado de Pérdidas y Ganancias de $12,535 millones y el saldo de las daciones en pago disminuyó de $51,569 millones en Junio 30 de 2007 a $45,986 millones en Diciembre 31 de 2007.

Para el logro de estas ventas, la Corporación continuó con los diferentes canales de ventas entre los que se encuentran el Grupo Aval - Viviendas Planificadas S.A., Valora S.A y la Gerencia Nacional de Inmuebles quien directamente y/o a través de intermediarios externos logró el mayor volumen de ventas.

Durante el año 2007 (incluyendo primer y segundo semestres) las ventas de inmuebles ascendieron a $50,952 millones incluyendo los Bienes Recibidos en Pago, Inmuebles Saneados, inmuebles en Fideicomisos de inversión y Activos Fijos no utilizados en la operación. Estas ventas dejaron un impacto positivo en el Estado de Pérdidas y Ganancias por valor de $31,189 millones.

FILIALES FINANCIERAS

Fiduciaria Corficolombiana

Los resultados obtenidos por Fiduciaria Corficolombiana en el 2007 fueron destacables, la utilidad neta para el ejercicio 2007 fue de $7,001 millones, lo cual muestra un retorno patrimonial para sus accionistas del 23.3%. Los ingresos por comisiones y honorarios en el año 2007 arrojaron un valor de $20,450 millones, con un importante crecimiento de 16.2% frente a los ingresos del año 2006.

El valor de activos administrados de $4.6 billones al cierre del 2007 sitúa a Fiduciaria Corficolombiana dentro de las primeras diez fiduciarias en activos fideicomitidos en el país. En cuanto al Balance se debe resaltar que el patrimonio de Fiduciaria Corficolombiana al cierre del año 2007 se situó en $30,114 millones mostrando un crecimiento del 13% frente a diciembre de 2006 cuando el patrimonio alcanzó un valor de $26,582 millones. El pasivo total ascendió a $6,491 millones y el activo a $36,606 millones, cifra que incluye $27,629 millones del portafolio propio de la Fiduciaria.

Durante el 2008 la Fiduciaria Corficolombiana continuará con la estrategia de fortalecer los negocios de Fiducia de Inversión con el lanzamiento de Fondos de Capital Privado en unión con Corficolombiana. Adicionalmente el enfoque de la Corporación está orientado a ser el principal jugador de Banca de Inversión en el país y la fiduciaria será el vehículo para los proyectos que requieran esquemas fiduciarios.

Leasing Corficolombiana

La compañía, registró al cierre del año 2007 un incremento del 8,4% en el saldo de los Bienes dados en Leasing Netos, el cual pasó de $489,438 millones en diciembre de 2006 a $530,313 millones al terminar el 2007.

Las utilidades de la entidad cerraron en $12,373 millones, arrojando una disminución del 6.6% frente al resultado obtenido al finalizar el año 2006, que fue de $13,251 millones, los resultados del año se vieron afectados por la provisión diferida originada en la implementación del Modelo de Referencia Crediticia que fue de $2,925 millones.

El patrimonio cerró en $58,030 millones lo que representa un incremento del 14% con respecto a los $50,738 millones registrados al cierre de 2006 y el indicador de solvencia cerró en 11.07%, frente al mínimo legal requerido del 9%, en la asamblea de agosto de 2007 se aprobó la capitalización de la compañía por $5,246 millones mediante la distribución de dividendos en acciones sobre las utilidades del primer semestre del año.

Casa de Bolsa

Durante el segundo semestre de 2007, Casa de Bolsa presentó un incremento en el número de operaciones realizadas a través de la BVC del 86.9%. La firma participó en 3 procesos de emisión masiva de acciones de las empresas, Isagen, Ecopetrol e Isa que se dieron en el mercado bursátil colombiano durante este segundo semestre.

Las utilidades del segundo semestre 2007 crecieron en un 652.2% frente a las obtenidas en el primer semestre de 2007 al pasar de $505.97 millones a $3,805.74 millones, este comportamiento es explicado principalmente por la valorización de las acciones de la BVC. Adicionalmente el resultado neto del año fue superior en 183.2% frente al

cierre de 2006, a diciembre de 2007 registró una utilidad operativa de $3,883.86 millones.

A cierre de 2007 los activos de la empresa sumaron $20,495.42 millones, presentando un crecimiento de 158.9% frente al cierre del primer semestre de 2007 y de 146.93% frente al cierre del año anterior. El patrimonio presentó un crecimiento de 52.68% en el semestre y de 54.03% en el año registrando a diciembre de 2007 un saldo de $11,480.17 millones, este incremento es el resultado de la capitalización de utilidades y de los resultados generados en el semestre.

Banco Corfivalle (Panamá)

Al cierre del año 2007 el Banco Corfivalle (Panamá) registró un total de activos de USD$32,.727,242, donde rubro más importante es el de las inversiones que representan el 93.72% del total de activos. A diciembre de 2007 el saldo de los pasivos fue de USD$26,504,274, los depósitos del público representan el 94.90% del total de pasivos. Por su parte el patrimonio alcanzó un valor de USD$6,222,968 cierre de 2007. Las utilidades generadas por la entidad en el año 2007 alcanzaron los USD$182,154, el ingresos más importante corresponde a los intereses generados por las inversiones de renta fija.

ADMINISTRACIÓN DE RIESGO

Sistema de Administración de Riesgo Crediticio (SARC)

Dado que actualmente la Corporación no tiene cartera en su balance, el SARC de Corficolombiana ha servido como base en el análisis de negocios de las líneas negocios de mesa de dinero, inversiones en el sector real, banca de inversión y administración de portafolios.

Riesgo de Mercado

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office.

Se cuenta con los recursos tecnológicos apropiados para el control y monitoreo de los riesgos de tesorería en particular la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija y divisas;.

La Corporación tiene un módulo de cupos en línea, que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de cumplimiento de los límites, y mensualmente se presenta un reporte a la Junta Directiva sobre el cumplimiento de los mismos.

También está previsto un comité con miembros de la Junta Directiva, que sesiona cuando hay movimientos importantes del mercado que afectan los resultados, para tomar decisiones sobre el portafolio.

Estas herramientas permiten la adecuada gestión de los riesgos inherentes al negocio de tesorería. De igual forma se ha invertido en capacitación del personal dedicado a la labor de gestión de riesgo y se cuenta con una estructura adecuada y suficiente.

Riesgo de Liquidez

La gestión del riesgo de liquidez se fundamenta en el cumplimiento de la Circular Externa 042 de septiembre 27 de 2001. En el comité de activos y pasivos (ALCO) se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación de la semana en curso y de las siguientes. De la misma forma existen indicadores internos de corto y largo plazo con límites establecidos y monitoreados mensualmente por la Junta Directiva que se detallan en las notas a los estados financieros y que permiten brindar una adecuada gestión a este riesgo.

Riesgo de Crédito

Este riesgo se gestiona, en particular en el negocio de tesorería, mediante la aprobación de cupos que se distribuyen en distintas categorías dependiendo el tipo de pro-

ducto y que pueden ser combinados en ciertos eventos según se explica en las notas a los estados financieros.

Para garantizar y monitorear el cumplimiento de estos cupos, la Corporación cuenta con herramientas como el módulo de cupos en línea del sistema donde se registran las operaciones de tesorería y adicionalmente se complementa con los módulos de cupos de contraparte de los sistemas transaccionales que son también administrados por el área de riesgo.

Se cuenta con metodologías técnicas aceptadas internacionalmente para la asignación de cupos tanto para entidades del sector financiero como del no financiero.

Riesgo Operacional

CORFICOLOMBIANA ha definido como riesgo operacional aquellas pérdidas ocasionadas por fallas o debilidades en los procesos, en las personas y en los sistemas internos o por eventos externos.

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el segundo semestre de 2007 son:

- Se continuó con la aplicación de la metodología para la identificación, medición, control y monitoreo de riesgos operacionales en todos los procesos de la compañía: misionales, estratégicos y de apoyo. A corte diciembre 31 se cumplieron los pasos de identificación, medición y control de riesgos.

- Dando continuidad al proceso de capacitación institucional fueron capacitados los Oficiales de Riesgo Operacional de cada área, funcionarios encargados del registro de los eventos de riesgo operacional en el aplicativo desarrollado para este propósito. Con relación al proyecto de capacitación virtual se realizaron dos ciclos de prueba del producto, se espera contar con esta herramienta en producción a partir del mes de Febrero de 2008.

- Con relación a la base de datos de riesgo operacional, a partir del mes de agosto se inicio la captura de los eventos de riesgo operacional. A Diciembre 31 la base de datos contaba con 56 registros.

- Con relación al Plan de Continuidad de Negocio se contó con el acompañamiento de DELIMA MARSH para el desarrollo de este proyecto. A Diciembre 31, se cumplieron las fases de: Análisis de Impacto al Negocio, Definición de Estrategias y Construcción de Planes por área. Para el primer semestre de 2008, se espera desarrollar las tareas preventivas identificadas y ejecutar las pruebas que permitan asegurar la viabilidad de su implementación en caso de un evento de alto impacto.

Finalmente, la Superintendencia Financiera expidió la resolución 1865 de Octubre 17 de 2007 por medio de la cual se incluyen cuentas para registrar el Riesgo Operativo en los planes únicos de cuentas (PUC). El propósito: que las entidades vigiladas registren contablemente en estas cuentas aquellos eventos de riesgo operacional que tuvieron impacto en PYG. La resolución tiene vigencia a partir de enero de 2008 y para asegurar su implementación sin mayores traumas, la Superintendencia diseño plan de pruebas el cual fue ejecutado con éxito durante el mes de diciembre.

Riesgo de Lavado de Activos

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad.

En virtud de lo anterior, y conciente de su compromiso para luchar contra las organizaciones criminales, la Corporación ha adoptado los mecanismos necesarios para

evitar la ocurrencia de estos eventos que puedan afectar negativamente sus resultados y su negocio. Por este motivo la Corporación Financiera Colombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, de los segmentos de mercado atendidos, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades. Este sistema está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

El SARLAFT fue establecido por la Superintendencia Financiera de Colombia mediante la circular Externa 22 del 19 de abril de 2007, y modificó de esta manera el Sistema Integral de Prevención de Lavado de Activos SIPLA. Por tal motivo, la Junta Directiva, por recomendación de la administración y del Oficial de Cumplimiento, aprobó en el segundo semestre del 2007 las actualizaciones correspondientes al Manual del SARLAFT.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva, a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar si los controles internos establecidos son eficaces para prevenir el riesgo.

SITUACION ADMINISTRATIVA

A 31 de diciembre de 2007, Corficolombiana contaba con una planta de 326 personas, que representa un incremento del 1.88% con respecto a los 320 empleados que iniciaron el año. El año 2007 fue muy importante para la consolidación y desarrollo de la Corporación.

Durante el año las acciones desarrolladas dentro de la gestión de la entidad, estuvieron orientadas al fortalecimiento estratégico de los negocios, a la mejora en los procesos y sistemas de gestión, la modernización de la plataforma tecnológica y física y la consolidación de una cultura de administración del riesgo entre otros.

Igualmente, se incrementaron las sinergias entre las distintas áreas de la Corporación y las Filiales Financieras, uniendo esfuerzos y conocimientos para multiplicar las oportunidades comerciales.

AVANCES TECNOLÓGICOS

Durante en el segundo semestre del 2007 el área de sistemas continuó el desarrollo de su plataforma tecnológica mediante importantes proyectos de apoyo a la operación diaria de la Corporación tales como:

- Elaboración del plan de Recuperación de Desastres de Tecnología informática (DRP).
- Instalación y configuración del proyecto de actualización de equipos centrales de cómputo como implementación de los requerimientos de riesgo operacional.
- Unificación de la infraestructura de comunicaciones a nivel nacional, optimizando la conexión entre las regionales, las oficinas y la Dirección General de la Corporación y sus filiales financieras.
- Integración del plan estratégico de Inteligencia de negocios con la estrategia Corporativa de BPM y con los proyectos de riesgo operacional (SARO) y riesgo de lavado de activos (SARLAFT)
- Rediseño del proyecto de cliente único para Corficolombiana y filiales financieras.

En cumplimiento del numeral 4 del artículo 47 de la Ley 222 de 1995, modificado por la Ley 603 de 2000, la Corporación Financiera Colombiana S.A. aplicó íntegramente las normas sobre la propiedad intelectual y derechos de autor. Los productos y programas cobijados por derecho de autor se encuentran debidamente licenciados.

COMITE DE AUDITORIA

El Comité de Auditoria como órgano de apoyo a la gestión que realiza la Junta Directiva para la implementación y supervisión del control interno de la Corporación efectuó reuniones el día 18 de julio y 5 de diciembre de 2007, donde se analizaron, entre otros temas los que a continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación:

- Estados financieros a octubre de 2007.
- La cartera por calificación a octubre de 2007.
- El Comité supervisó a adecuada aplicación de las normas relacionadas con el Sistema Integral para la Prevención de Lavado de Activos, velando así por la existencia de los controles necesarios para evitar que la Corporación no sea utilizada como instrumento para la realización de actividades ilícitas.
- Supervisó las funciones y actividades de Contraloría en aspectos tales como:
    - Informes de evaluación de Auditoria a las diferentes áreas, productos y filiales de la corporación.
    - Seguimientos efectuados por auditoria con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.
    - Estadísticas de seguimiento y control con base en la planeación.
- Revisó los oficios recibidos de la Superintendencia Financiera de Colombia, con sus correspondientes respuestas y seguimiento a su mejoramiento.
- Revisó los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas y seguimiento a su mejoramiento.
- Se analizaron y evaluaron las actas del Comité de ALCO.
- En el Comité de 18 de julio y 5 de diciembre de 2007, el Presidente de la Corporación presentó informe al Comité de Auditoria con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencia de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.

Como resultado se observa:

- Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Corporación.
- Actividades de Auditoria Interna independientes en relación con las actividades que auditan, su alcance satisface las necesidades de control de la Corporación.
- Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera, Revisoría Fiscal, Auditoria Interna y Auditoria de Sistemas.
- Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.
- Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.
- Suficiente documentación sobre las actividades, evaluaciones y recomendaciones del Comité

SISTEMA DE PREVENCION Y CONTROL DE LAVADO DE ACTIVOS

En cumplimiento de lo dispuesto en los artículos 102 a 107 del Estatuto Orgánico del Sistema Financiero y en el capítulo XI del título I de la Circular Externa 07 de 1996 Circular Básica Jurídica emitida por la Superintendencia Financiera de Colombia, la Corporación tiene implementados mecanismos de prevención con el fin de evitar que la entidad sea utilizada para la canalización de dineros provenientes o con destino a actividades delictivas.

Mediante la expedición de las Circulares Externas 22 y 61 de 2007, la Superintendencia Financiera de Colombia impartió instrucciones para que las entidades vigiladas implementaran un sistema de administración del riesgo de lavado de activos y de la financiación del terrorismo SARLAFT. Por tal motivo, la Corporación desarrolló durante el segundo semestre del año las actividades incluidas en el cronograma de implementación de los cambios necesarios en el sistema de prevención para cumplir las disposiciones de la Superintendencia.

En efecto, en diciembre de 2007 se aprobaron modificaciones al Código de Ética y al Manual del Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT.

La Corporación cuenta dentro de su estructura organizacional con una Unidad de Cumplimiento dirigida por el Oficial de Cumplimiento, con los recursos humanos, técnicos y operativos necesarios para cumplir su misión de prevención y control.

Durante el segundo semestre del 2007 la Junta Directiva y la Presidencia evaluaron el funcionamiento del sistema de prevención. Para tal efecto, al inicio del año se aprobó el Plan Anual de Cumplimiento 2007, cuyo avance ha sido supervisado permanentemente por la Presidencia y presentado a través de los informes a la Junta Directiva por parte del Oficial de Cumplimiento que establece la normatividad vigente.

Adicional a las labores de monitoreo del conocimiento de los clientes y de sus operaciones con la Corporación, conocimiento de los segmentos de mercado atendidos, de las transacciones, de la capacitación al personal y de la colaboración con las autoridades, durante el periodo mencionado se adelantaron actividades del Proyecto Cliente Único mediante el cual la Corporación está implementando mecanismos de control, seguimiento y gestión de la información de los clientes mediante la integración de las bases de datos de los diferentes negocios.

En cuanto al deber de colaboración con las autoridades, la Corporación efectuó oportunamente los reportes establecidos con destino a la Unidad de Información y Análisis Financiero del Ministerio de Hacienda.

Dentro de sus políticas, la entidad no exonera a ningún cliente ni contraparte del diligenciamiento del formulario de transacciones en efectivo o del cumplimiento de los requisitos de vinculación establecidos en las normas externas e internas.

SISTEMA DE REVELACIÓN Y CONTROL DE INFORMACIÓN FINANCIERA

En cumplimiento de las disposiciones del artículo 47 de la ley 964 de 2005 sobre responsabilidad de los representantes legales de los emisores de valores, en el establecimiento y mantenimiento de adecuados sistemas de revelación y control de la información financiera, en el transcurso del año 2007 no se han presentado deficiencias de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera ni se han presentado fraudes que hayan afectado la calidad de la información financiera de la corporación, ni cambios en la metodología de evaluación de la misma.

NUEVAS DISPOSICIONES LEGALES

Medidas para la eficiencia y la transparencia en la ley 80

Congreso de la República. Ley 1150 del 16 de julio de 2007 "Por medio de la cual se introducen medidas para la eficiencia y la transparencia en la ley 80 de 1993 y se dictan otras disposiciones generales sobre la contratación con recursos públicos".

Dentro de los aspectos de mayor interés para el sector señalamos los siguientes:

- Establece una modificación al parágrafo del artículo 32 de la ley 80 de 1993, indicando que los Establecimientos de Crédito, las compañías de seguros, y las demás entidades financieras de carácter estatal, no estarán sujetas a las disposiciones del Estatuto General de Contratación de la Administración Pública y, se regirán por las disposiciones legales y reglamentarias aplicables a dichas actividades. No obstante, en su actividad contractual se someterán a lo dispuesto en el artículo 13 que se refiere a los principios generales de la actividad contractual para entidades no sometidas al Estatuto General de Contratación de la Administración Pública, acorde con su régimen legal especial, los principios de la función administrativa y de la gestión fiscal de que tratan los artículos 209 y 267 de la Constitución Política, respectivamente según sea el caso y estarán sometidas al régimen de inhabilidades e incompatibilidades previsto legalmente para la contratación estatal.

- En cuanto se refiere a la inversión en fondos comunes ordinarios, adiciona el numeral 5° del artículo 32 de la Ley 80 de 1993, con un inciso que establece que la selección de las sociedades fiduciarias a contratar, sea pública o privada, se hará con rigurosa observancia del procedimiento de licitación o concurso previsto en la ley. No obstante, en cuanto se refiere a los excedentes de tesorería de las entidades estatales, indica que se podrán invertir directamente en fondos comunes ordinarios administrados por sociedades fiduciarias, sin necesidad de acudir a un proceso de licitación pública.

- Señala que el Fondo Financiero de Proyectos de Desarrollo, FONADE se regirá por las normas del Estatuto General de Contratación de la administración Pública contenido en la ley 80 de 1993 y en las demás normas que lo modifiquen, deroguen o adicionen.

Oficinas de representación de instituciones financieras, reaseguradoras y del mercado de valores del exterior

Ministerio de Hacienda y Crédito Público. Decreto 2558 del 6 de julio de 2007 "Por el cual se expide el régimen de oficinas de representación de instituciones financieras, reaseguradoras y del mercado de valores del exterior y se dictan otras disposiciones".

Dentro de los aspectos que regula el Decreto, se encuentran, entre otros, los siguientes:

- Régimen de apertura de instituciones financieras del exterior, de instituciones reaseguradotas del exterior y de instituciones del mercado de valores del exterior.

- Excepciones al régimen de apertura .

- Requisitos para el establecimiento de una oficina de representación.

- Representación de las instituciones del exterior a través de matriz, filial o subsidiaria establecida en Colombia.

- Servicios autorizados a las oficinas de representación de instituciones financieras y del mercado de valores del exterior

- Prohibiciones.

- Promoción en el exterior de negocios de las sociedades comisionistas de bolsa de valores establecidas en Colombia.

- Corresponsalía local de las sociedades comisionistas de bolsa.

Este decreto deroga expresamente el 2951 de 2004 el cual dictaba normas sobre la actividad de las oficinas de representación de instituciones financieras y de reaseguros del exterior.

Cámaras de riesgo central de contraparte

Ministerio de Hacienda y Crédito Público. Decreto 2893 de 2007 "Por el cual se regulan las Cámaras de Riesgo Central de Contraparte y se dictan otras disposiciones".

Este decreto regula la constitución y organización de las cámaras de riesgo central de contraparte. Algunos de los aspectos más importantes de la regulación son los siguientes:

- Las cámaras de riesgo deberán constituirse como sociedades anónimas de objeto exclusivo y cumplir con lo establecido en el artículo 53 del EOSF.

- Su actividad podrá realizarse respecto de valores nacionales o extranjeros inscritos en el RNVE, derivados, contratos, productos o bienes transables, incluyendo aquellos que por su naturaleza se negocien a través de bolsas de bienes y productos agropecuarios, agroindustriales o de otros commodities. Adicionalmente, podrá realizar actividades permitidas por la ley en relación con divisas, de conformidad con la regulación que expida el Banco de la República.

- El capital mínimo que deberá acreditarse es de $19.000.000.000.

- Al menos el 40% de los miembros que integren la Junta Directiva deberán tener la calidad de independientes, de acuerdo con lo establecido en el decreto.

- Las cámaras de riesgo central deberán tener como mínimo un comité de riesgos y otro de auditoría.

- Los cupos individuales de crédito de las instituciones financieras previstos en el decreto 2360 de 1993 podrán alcanzar hasta el 30% del patrimonio técnico del otorgante cuando se trate de operaciones activas de crédito realizadas con cámaras centrales de riesgo.

Oferta pública

Ministerio de Hacienda y Crédito Público. Decreto 2938 del 3 de agosto de 2007 "Por el cual se modifica la Resolución 400 de 1995 de la Sala General de la Superintendencia de Valores".

Se modificaron las siguientes disposiciones de la Resolución 400:

El numeral 2 del artículo 1.2.5.7. que establece que no se debe realizar oferta pública de adquisición cuando la calidad de beneficiario real se obtenga mediante la participación en una oferta que se haga con ocasión de un proceso de privatización. De esta manera, se elimina el supuesto en que la calidad de beneficiario real se obtiene a través de un martillo en bolsa de valores.

El inciso 1 del artículo 1.2.5.15 que establece que antes de la formulación de una oferta pública, el oferente debe acreditar ante la Bolsa de Valores, la constitución de una garantía que respalde el cumplimiento de las obligaciones que resulten de la misma.

A este mismo artículo se adiciona un numeral que dispone que la garantía puede ser un depósito en garantía en moneda extranjera, cuyo único beneficiario sea la Bolsa y que sea transferible al primer requerimiento de ésta.

El parágrafo 1 del artículo 1.2.5.18 que dispone que una vez sea publicado el primer aviso de la oferta competidora, las aceptaciones a la primera oferta, se entenderán automáticamente realizadas respecto de la oferta competidora.

Instrucciones a los Notarios para la prevención y control de lavado de activos y financiación del terrorismo

Superintendencia de Notariado y Registro. Instrucción Administrativa 07 del 3 de agosto de 2007 "Mecanismos para la Prevención y Control de Lavado de Activos y Financiación del Terrorismo".

La Superintendencia de Notariado y Registro busca a través de esta instrucción administrativa, establecer algunas pautas que deben tener en cuenta los notarios de todos los círculos del territorio nacional, para efectos de identificar aquellas actividades sospechosas y señales de alerta que puedan estar vinculadas al lavado de activos o a la financiación del terrorismo.

En ese sentido, se establece que la entidad deberá examinar con especial atención, cualquier operación que, con independencia de su cuantía y por su naturaleza, no tenga un propósito económico o lícito aparente. Así mismo, dentro de las señales de alerta que pueden representar operaciones notariales susceptibles de estar vinculadas con el lavado de activos, se destacan algunos actos o negocios jurídicos que demandan especial atención y supervisión por parte del Notario y que se encuentran relacionados con temas del sector inmobiliario, constitución o liquidación de sociedades y cancelación de gravámenes hipotecarios.

Liquidación voluntaria de las instituciones financieras

Ministerio de Hacienda y Crédito Público. Decreto 3530 de 2007 "Por medio del cual se reglamenta el literal j) del numeral 2° del artículo 326 del Estatuto Orgánico del Sistema Financiero".

De conformidad con el citado decreto se establece que la Superintendencia Financiera de Colombia de forma previa a realizar la aprobación de la liquidación voluntaria de las instituciones financieras sometidas a su inspección y vigilancia, deberá haber comprobado que la correspondiente institución no posee obligaciones con el público por los conceptos definidos en el numeral 2° del artículo 299 del mencionado Estatuto, esto es, aquellas acreencias que se encuentran excluidas de la masa de la liquidación.

Ofertas públicas de valores

Ministerio de Hacienda y Crédito Público. Decreto 3780 del 1 de octubre de 2007 "Por el cual se dictan disposiciones sobre ofertas públicas de valores mediante la construcción del libro de ofertas y se dictan otras disposiciones".

Mediante este decreto se adiciona una segunda Sección al Segundo Capítulo, del Título Segundo de la Parte Primera de la Resolución 400 de 1995, para reglamentar la realización de ofertas públicas de valores mediante la construcción de un libro de ofertas.

Se define este mecanismo estableciendo que es aquel por el cual un emisor puede determinar el precio, la distribución y asignación de los valores a emitir y el tamaño de la emisión, a través de la promoción preliminar de los valores y el posterior registro de las órdenes de demanda en un libro de ofertas. Todos los valores inscritos en el Registro Nacional de Valores y Emisores pueden ser ofrecidos de esta manera.

El procedimiento se lleva a cabo de la siguiente manera: Se solicita autorización para realizar una oferta pública de valores y se registra el prospecto de información preliminar en la Superintendencia Financiera; se inicia la promoción de los valores a ofrecer; posteriormente se abre el libro para la recepción de ofertas, y se debe entre otras, recibir todas las posturas de demanda que se presenten en condiciones de igualdad en el acceso y transparencia.

Una vez realizada la promoción y recibidas las demandas por los valores ofrecidos, se cierra el libro para todos los destinatarios de la oferta y se puede determinar el precio o la tasa de colocación de los valores y el tamaño de la emisión; esta información se incluye en el prospecto de información definitivo. Posterior a lo anterior, se realiza la asignación y distribución de los valores emitidos, según la cantidad de valores demandada.

Finalmente, se dispone que en las ofertas realizadas bajo este procedimiento, será posible adicionar como parte de la oferta, valores ya emitidos de la misma especie inscritos en el RNVE que se encuentren en poder del público; en todo caso, tal posibilidad debe preverse desde el inicio y no puede superar el 25% del total de la emisión.

Instrucciones sobre la administración y gestión de carteras colectivas

Superintendencia Financiera de Colombia. Circular externa 054 del 30 de octubre de 2007.

En ejercicio de sus atribuciones legales, la Superintendencia Financiera de Colombia expide el nuevo Título VIII de la Circular Externa 07 de 1996 (Circular Básica Jurídica), el cual contiene las instrucciones sobre la administración y gestión de las carteras colectivas administradas por las sociedades comisionistas de bolsa de valores, por las sociedades administradoras de inversión y por las sociedades fiduciarias

Algunas de las materias reguladas por el título VIII de la Circular Externa y sobre las que tendrán que recaer los cambios en las entidades administradoras de carteras colectivas son las siguientes:

- Acreditación de los requisitos de constitución y funcionamiento de las carteras colectivas.
- Infraestructura administrativa, tecnológica y humana.
- Contenido mínimo de los reglamentos y de los prospectos por modalidad de carteras colectivas.
- Contenido mínimo de las constancias de entrega de recursos y de los documentos representativos de las participaciones en carteras colectivas.
- Obligaciones de revelación de información.
- Informe de gestión y rendición de cuentas de la sociedad administradora.
- Cálculo de los montos de suscripciones.
- Cálculo del plazo máximo promedio ponderado de los valores para el caso de carteras. colectivas del mercado monetario.
- Aplicación del Artículo 3 del Decreto 1797 de 1999.
- Carteras colectivas con compartimentos.
- Operaciones de reporto o repo (repo), simultáneas y de transferencia temporal de valores.
- Reglas adicionales para la encomienda contenida en el parágrafo del artículo 51 del decreto 2175.
- Contralor normativo.
- Reglas especiales para los Fondos de Capital Privado.
- Planes únicos de cuenta aplicables.
- Consideraciones adicionales al proceso de fusión de las carteras colectivas.
- Referencias normativas.

Modificaciones a las inversiones de portafolio de capital del exterior en Colombia

Ministerio de Hacienda y Crédito Público. Decreto 4814 del 14 de diciembre de 2007 "Por el cual se modifica el Régimen General de Inversiones de Capital del exterior en Colombia y de capital colombiano en el exterior".

Se realizan las siguientes modificaciones a las inversiones de portafolio de capital del exterior en Colombia:

- Se permite que el depósito, que debe constituirse al momento de la canalización de la inversión de portafolio, pueda constituirse en dólares o en moneda legal liquidada a la "Tasa Representativa del Mercado". Antes del presente decreto solo podía constituirse el depósito en moneda legal.

- Se disminuyeron los porcentajes de descuento que se aplican cuando se opta por la restitución del depósito antes de su vencimiento, al momento o con posterioridad a su constitución. Por ejemplo, el porcentaje de descuento para el depósito que vence en seis meses que estaba en 9.4% se disminuyó a 5.2%.

- "En caso que se solicite la restitución del depósito el día de su constitución, se entenderá cumplida la obligación con la entrega al Banco de la República del monto correspondiente al descuento previsto para dicha fecha".

OPERACIONES CON LOS ACCIONISTAS Y ADMINISTRADORES

Las operaciones realizadas por la Corporación con sus accionistas y administradores se ajustan a las políticas generales de la entidad. Dichas operaciones se encuentran debidamente detalladas en las notas a los estados financieros.

La Corporación manifiesta que en concordancia con lo dispuesto por el artículo 57 del Decreto Reglamentario 2649 de 1993, la información y afirmaciones integrantes de los estados financieros han sido debidamente verificadas y obtenidas de los registros contables de la entidad, elaborados de conformidad con las normas y principios de contabilidad establecidos en Colombia.

Pedro Nel Ospina Santa María
Presidente

Nota: Los miembros de la Junta Directiva acogieron el informe presentado por el Presidente. Se deja constancia que se presentó la información a que se refiere el numeral 3 del artículo 446 del Código de Comercio, que fue acogida por unanimidad.

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INFORME DEL REVISOR FISCAL

A los accionistas de
CORPORACION FINANCIERA COLOMBIANA S.A.

He auditado los balances generales de CORPORACION FINANCIERA COLOMBIANA S.A. al 31 de diciembre de 2007 y 30 de junio de 2007 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivos por los semestres terminados en esas fechas. Tales estados financieros son responsabilidad de la administración de la Corporación y fueron preparados con base en las instrucciones contables impartidas por la Superintendencia Financiera de Colombia. Entre mis funciones se encuentra la de expresar una opinión sobre estos estados financieros con base en mis auditorías.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si lo estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Una auditoría también incluye, evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros antes mencionados, tomados de los libros de contabilidad, presentan razonablemente la situación financiera de la CORPORACION FINANCIERA COLOMBIANA S.A. al 31 de diciembre de 2007 y 30 de junio de 2007, los resultados de sus operaciones, los cambios en su patrimonio, y sus flujos de efectivo por los semestres terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Financiera, aplicadas sobre bases uniformes.

Con base en mis funciones como revisor fiscal y el alcance de mis exámenes al 31 de diciembre de 2007 y 30 de junio de 2007, informo que la contabilidad de la Corporación se lleva conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y los actos de los administradores se ajustaron a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; la contabilización de provisiones para bienes recibidos en pago, y la adopción del Sistema de Administración de Riesgos de Mercado - SARM se efectuaron, en todos los aspectos materiales, de acuerdo con los criterios y procedimientos establecidos en la Circular 100 de 1995 de la Superintendencia Financiera de Colombia; el informe de gestión de los administradores guarda la debida concordancia con los estados financieros básicos, y los aportes al Sistema de Seguridad Social Integral se efec-

tuaron en forma correcta y oportuna. Mi evaluación del control interno, efectuada con el propósito de establecer el alcance de mis pruebas de auditoría, indica que la Corporación ha seguido medidas adecuadas de control interno y de conservación y custodia de sus bienes y de los terceros que están en su poder. Mis recomendaciones sobre controles internos las he comunicado en informes separados dirigidos a la administración.

Según lo indicado en la Nota 3, en cumplimiento de lo establecido en la ley 1111 de 2006, Corficolombiana imputó en el semestre terminado en junio 30 de 2007 por concepto de impuesto al patrimonio $3.071 millones contra la cuenta Revalorización del Patrimonio y $7.078 millones contra gastos del período.

Nelsón Germán Segura Garzón
Revisor Fiscal
Tarjeta Profesional N° 24750-T
29 de Enero de 2008

Estados Financieros

Julio-Diciembre 2007

Estados Financieros - Corporación Financiera Colombiana S.A.
Balances Generales a 31 de diciembre y 30 de junio de 2007 *(expresado en millones de pesos)*

ACTIVO	A 31 de diciembre de 2007		A 30 de junio de 2007	
DISPONIBLE (Notas 5 y 25)		$88,437.1		$90,394.9
FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA (Nota 6)		167,043.8		141,965.1
INVERSIONES (Notas 7 y 25)		2,679,552.4		2,416,533.6
Negociables títulos de deuda	227,813.3		264,720.3	
Negociables títulos participativos	88,116.8		93,975.6	
Para mantener hasta el vencimiento	41,468.2		18,444.7	
Disponibles para la venta en títulos de deuda	307,992.5		124,666.2	
Disponibles para la venta en títulos participativos	1,661,606.2		1,445,562.8	
Derechos de recompra de inversiones	477,815.3		611,332.2	
Menos: provisión	(125,259.9)		(142,168.2)	
CARTERA DE CREDITOS (Notas 8 y 25)		0.0		89.5
Créditos comerciales, otras garantías	0.0		90.4	
Categoria a normal	0.0		91.3	
Menos: provisión	0.0		(0.9)	
Menos: provisión general	0.0		(0.9)	
ACEPTACIONES Y DERIVATIVOS (Nota 9)		32,776.3		60,626.7
Derivados	32,776.3		60,626.7	
Derechos	4,298,214.5		4,081,660.6	
Obligaciones	(4,265,438.2)		(4,021,033.9)	
CUENTAS POR COBRAR (Notas 10 y 25)		80,617.3		60,916.3
Intereses	650.9		346.6	
Comisiones y honorarios	4,900.7		4,455.5	
Pago por cuenta de clientes comercial	3.4		3.9	
Otras	76,923.5		58,208.6	
Menos: provisión	(1,861.2)		(2,098.3)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO (Nota 11)		6,204.0		7,452.8
Bienes recibidos en pago diferentes a vivienda	30,305.6		35,881.7	
Bienes no utilizados en el objeto social	585.9		656.2	
Depreciación	0.0		(58.5)	
Menos: provisión	(24,687.5)		(29,026.6)	
PROPIEDADES Y EQUIPO (Nota 12)		10,913.5		11,385.2
Terrenos, edificios y construcciones en curso	14,825.5		17,490.9	
Equipo, muebles y enseres de oficina	9,084.3		8,942.1	
Equipo de computación	8,929.4		9,278.9	
Otras	1,264.5		932.4	
Menos: depreciación y amortización acumulada	(23,190.2)		(24,959.1)	
Menos: provisión	0.0		(300.0)	
OTROS ACTIVOS (Notas 13)		41,094.6		78,676.3
Aportes permanentes	83.2		83.2	
Gastos anticipados y cargos diferidos	2,652.7		2,515.1	
Otros	60,167.1		98,988.5	
Menos: provisión	(21,808.4)		(22,910.5)	
VALORIZACIONES (Notas 7 y 25)		330,852.4		312,881.8
Inversiones disponibles para la venta en títulos participativos de baja o mínima bursatilidad o sin cotizacion en bolsa	310,310.6		292,973.0	
Propiedades y equipo	20,541.8		19,908.8	
DESVALORIZACIONES (Nota 7		(37,394.4)		(68,498.2)
Inversiones disponibles para la venta en títulos participativos de baja o mínima bursatilidad o sin cotizacion en bolsa	(37,394.4)		(68,498.2)	
TOTAL ACTIVO		$3,400,097.0		$3,112,424.0
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA (Nota 23)		$151,966.6		130,020.7
CUENTAS CONTINGENTES DEUDORAS (Nota 23)		314,952.3		361,795.1
CUENTAS DE ORDEN DEUDORAS (Nota 24)		7,640,522.9		6,706,447.4
CUENTAS DE ORDEN ACREEDORAS POR CONTRA (Nota 24)		3,926,455.2		4,659,055.8
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$12,033,897.0		$11,857,319.0

Véanse las notas que acompañan los Estados Financieros.

Pedro Nel Ospina Santa María	**Martha Cecilia Castro Ortiz**	**Nelsón Germán Segura Garzón**
Presidente (*)	**Gerente de Contabiliad (*)**	**Revisor Fiscal T.P. 24750-T**
	T.P. 40995-T	**Miembro de Deloitte & Touche Ltda.**
		(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corporación Financiera Colombiana S.A.
Balances Generales a 31 de diciembre y 30 de junio de 2007 *(expresado en millones de pesos)*

PASIVO Y PATRIMONIO	A 31 de diciembre de 2007		A 30 de junio de 2007	
DEPOSITOS Y EXIGIBILIDADES (Notas 14 y 25)		$965,148.5		$867,503.3
Certificados de depósito a término	706,063.5		674,447.8	
Depósitos de ahorro	256,162.9		188,673.4	
Otros	2,922.1		4,382.1	
FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA (Nota 15)		544,616.6		615,910.4
CREDITOS DE BANCOS Y OTRAS OBLIGACIONES FINANCIERAS (Nota 16)		0.0		29,409.1
Entidades del exterior	0.0		29,409.1	
CUENTAS POR PAGAR (Notas 17 y 25)		82,987.7		67,112.5
Intereses	12,204.1		11,068.9	
Comisiones y honorarios	3.5		3.5	
Dividendos y excedentes	56,679.1		35,784.6	
Otras	14,101.0		20,255.5	
OTROS PASIVOS (Nota 18)		10,445.1		9,269.6
Obligaciones laborales consolidadas	1,915.5		1,499.4	
Ingresos anticipados y abonos diferidos	7,290.4		6,578.0	
Pensiones de jubilación	1,239.2		1,192.2	
PASIVOS ESTIMADOS Y PROVISIONES (Nota 19)		3,680.1		12,170.2
Obligaciones laborales	1,174.3		1,531.6	
Impuestos	0.5		5,475.3	
Otros	2,505.3		5,163.3	
TOTAL PASIVO		1,606,878.0		1,601,375.1
PATRIMONIO		1,793,219.0		1,511,048.9
CAPITAL SOCIAL (Nota 20)		1,653.8		1,653.8
Dividido en 165,381,738 acciones de valor nominal de $10,oo c/u				
RESERVAS (Nota 21)		1,138,261.2		1,145,027.7
Reserva legal	574,784.8		574,784.8	
Reservas estatutarias y ocasionales	563,476.4		570,242.9	
SUPERAVIT O DÉFICIT		552,905.1		259,104.3
Ganancias o pérdidas no realizadas en inversión Disponibles para la venta (Nota 2)	259,447.1		14,720.7	
Valorizaciones	330,852.4		312,881.8	
Desvalorizaciones	(37,394.4)		(68,498.2)	
UTILIDAD DEL EJERCICIO		100,398.9		105,263.1
TOTAL PASIVO Y PATRIMONIO		$3,400,097.0		3,112,424.0
CUENTAS CONTINGENTES ACREEDORAS (Nota 23)		$151,966.6		$130,020.7
Avales y garantías	46,994.5		53,792.6	
Otras contingencias	104,972.1		76,228.1	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA (Nota 23)		314,952.3		361,795.1
CUENTAS DE ORDEN DEUDORAS POR CONTRA (Nota 24)		7,640,522.9		6,706,447.4
CUENTAS DE ORDEN ACREEDORAS (Nota 24)		3,926,455.2		4,659,055.8
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$12,033,897.0		$11,857,319.0
UTILIDAD POR ACCION (En pesos)		$607.07		$667.10

Véanse las notas que acompañan los Estados Financieros.

Pedro Nel Ospina Santa María **Presidente (*)**	**Martha Cecilia Castro Ortiz** **Gerente de Contabilidad (*)** **T.P. 40995-T**	**Nelsón Germán Segura Garzón** **Revisor Fiscal T.P. 24750-T** **Miembro de Deloitte & Touche Ltda.** **(Ver informe adjunto)**

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corporación Financiera Colombiana S.A.
Estados de Ganancias y Pérdidas a 31 de diciembre y 30 de junio de 2007 *(expresado en millones de pesos)*

GANANCIAS Y PÉRDIDAS	Del 1 de julio al 31 de diciembre de 2007		Del 1 de enero al 30 de junio de 2007	
INGRESOS OPERACIONALES DIRECTOS (Nota 26)		$225,015.7		$420,288.2
Intereses y descuento amortización cartera de crédito y otros intereses	6,454.2		45,032.2	
Utilidad en valoracion inversiones neg títulos participativos	11,181.5		27,692.6	
Utilidad en valoracion inversiones para mantener hasta el vcto.	1,144.9		2,804.3	
Utilidad en valoracion inversiones disponibles para la venta títulos de deuda	21,529.3		19,793.3	
Comisiones y honorarios	9,460.9		7,005.2	
Utilidad en valoracion de derivados	68,716.8		256,513.1	
Utilidad en valoracion de operaciones de contado	5,652.8		7,227.4	
Cambios	76,119.3		37,787.3	
Utilidad en venta de inversiones	24,756.0		16,432.8	
GASTOS OPERACIONALES DIRECTOS		199,199.6		375,828.1
Intereses, prima amortizada y amortización de descuento	61,468.7		51,728.8	
Pérdida en valorizacion inversiones negociables títulos de deuda	0.0		9,598.7	
Pérdida en valorizacion inversiones negociables títulos participativos	0.0		32,221.2	
Pérdida en valorizacion inversiones disponibles para la vta	4,217.7		0.0	
Pérdida realizada en inversión disponibles para la venta	225.9		563.9	
Comisiones	3,146.6		3,162.3	
Pérdida en valoración de derivados	56,023.6		196,930.3	
Cambios	61,871.9		63,034.4	
Pérdida en venta de inversiones	11,966.6		11,239.7	
Perdida en la valoración de operaciones de contado	278.6		7,348.8	
RESULTADO OPERACIONAL DIRECTO		25,816.1		44,460.1
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO		32,348.2		46,281.8
INGRESOS OPERACIONALES		67,411.3		82,766.3
Dividendos y participaciones	64,909.4		71,876.5	
Otros (Nota 25)	2,501.9		10,889.8	
GASTOS OPERACIONALES		35,063.1		36,484.5
Gastos de Personal	12,642.6		13,062.9	
Otros (Nota 27)	22,420.5		23,421.6	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES		58,164.3		90,741.9
PROVISIONES		2,487.3		12,420.8
Inversiones (Nota 7)	2,244.3		11,413.1	
Cuentas por cobrar	53.4		155.7	
Propiedades y equipo	0.0		300.0	
Otras (Nota 28)	189.6		552.0	
DEPRECIACIONES - BIENES DE USO PROPIO (Nota 12)		632.5		642.1
AMORTIZACIONES		615.8		1,282.0
RESULTADO OPERACIONAL NETO		54,428.7		76,397.0
INGRESOS NO OPERACIONALES		52,534.4		35,681.7
Ingresos no operacionales (Notas 29)	52,534.4		35,681.7	
GASTOS NO OPERACIONALES		1,124.2		1,775.6
Gastos no operacionales (Nota 25)	1,124.2		1,775.6	
RESULTADO NETO NO OPERACIONAL		51,410.2		33,906.1
UTILIDAD ANTES DE IMPUESTO A LA RENTA		105,838.9		110,303.1
IMPUESTO A LA RENTA Y COMPLEMENTARIOS (Nota 30)		5,440.0		5,040.0
UTILIDAD DEL EJERCICIO		$100,398.9		$105,263.1

Véanse las notas que acompañan los Estados Financieros.

Pedro Nel Ospina Santa María **Presidente (*)**	**Martha Cecilia Castro Ortiz** **Gerente de Contabiliad (*)** **T.P. 40995-T**	**Nelsón Germán Segura Garzón** **Revisor Fiscal T.P. 24750-T** **Miembro de Deloitte & Touche Ltda.** **(Ver informe adjunto)**

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corporación Financiera Colombiana S.A.
Estados de Flujos de Efectivo
Períodos que terminaron el 31 de diciembre y 30 de junio de 2007 *(expresado en millones de pesos)*

	Diciembre de 2007	Junio de 2007
FLUJO EFECTIVO POR LAS ACTIVIDADES DE OPERACIÓN		
Utilidad neta del ejercicio	$100,398.9	$105,263.1
Ajustes para conciliar la utilidad neta y el efectivo neto provisto en las Actividades de operación		
Provisión inversiones no negociables renta variable	2,244.3	11,413.1
Provisión cuentas por cobrar	53.4	155.7
Provisión bienes recibidos en pago	73.3	413.4
Provisión propiedades y equipo	-	300.0
Provisión otros activos	113.3	138.6
Reintegro provisión inversiones	(19,155.0)	(4,739.8)
Reintegro provisión cartera de créditos	(1.8)	(9,305.4)
Reintegro provisión cuentas por cobrar	(272.9)	(169.1)
Reintegro provisión propiedades y equipos	(300.0)	-
Retiro depreciación acumulada	(2,401.4)	(2,210.0)
Reintegro provisión bienes recibidos en pago	(17.3)	(72.5)
Reintegro provisión otros activos	(217.0)	(548.6)
Valoración de inversiones, neto	(29,638.0)	(8,470.3)
Aumento (disminución) ganancias no realizadas en inversiones disponibles para la venta	244,726.4	(33,608.1)
Producto de la venta de bienes recibidos en pago	5,845.7	97,961.7
Utilidad en venta de bienes recibidos en pago, neta	(4,664.6)	(15,942.5)
Utilidad en venta de propiedades y equipo, neta	(997.2)	(4,368.8)
Depreciaciones	632.5	642.1
Amortizaciones	615.8	1,282.0
Utilidad depurada	297,038.4	138,134.6
Ingresos recibidos por anticipado y cargos diferidos	712.4	(15,992.8)
Provisión cesantías	302.9	182.2
Disminución pasivos estimados y provisiones	(8,490.1)	(6,906.8)
Aumento (disminución) otros pasivos	466.4	(103.9)
Aumento (disminución) cuentas por pagar	15,875.2	(19,537.9)
Aumento cuentas por cobrar, neto	(19,481.5)	(13,833.9)
Disminución (aumento) en otros activos	37,069.6	(32,155.6)
(Retiros) adiciones bienes recibidos en pago	(0.1)	(77,873.2)
Pagos de cesantías	(306.2)	(209.6)
Efectivo neto provisto (utilizado) en actividades de operación	323,187.0	(28,296.9)
Flujo de efectivo de las actividades de inversión		
Venta de inversiones	(393,313.8)	(165,676.7)
Utilidad en venta de inversiones, neta	(12,789.4)	(5,193.1)
Disminución cartera de créditos	91.3	47,296.9
Dismunición aceptaciones y derivativos	27,850.4	6,610.4
Producto de la venta de inversiones	188,889.1	147,092.1
Producto de la venta de propiedades y equipo	3,994.4	9,555.3
Dividendos recibidos en efectivo	744.0	712.5
Compra de propiedades y equipo	(444.8)	(352.4)
Efectivo neto (utilizado) provisto por actividades de inversión	(184,978.8)	40,045.0
Flujo de efectivo de las actividades de financiación		
Aumento (disminución) depósitos y exigibilidades	97,645.2	(134,499.6)
(Disminución) aumento fondos interbancarios comprados y pactos de recompra	(71,293.8)	61,956.1
(Disminución) aumento créditos de bancos y otras obligaciones financieras	(29,409.1)	26,773.8
Dividendos pagados	(112,029.6)	(70,257.3)
Pago impuesto al patrimonio	-	(3,071.7)
Efectivo neto utilizado en actividades de financiación	(115,087.3)	(119,098.7)
Aumento (disminución) neto en efectivo y equivalentes de efectivo	23,120.9	(107,350.6)
Efectivo al comienzo del período	232,360.0	339,710.6
Efectivo al Final del Período	$255,480.9	$232,360.0

Véanse las notas que acompañan los Estados Financieros.

Pedro Nel Ospina Santa María **Presidente (*)**	**Martha Cecilia Castro Ortiz** **Gerente de Contabilidad (*)** **T.P. 40995-T**	**Nelsón Germán Segura Garzón** **Revisor Fiscal T.P. 24750-T** **Miembro de Deloitte & Touche Ltda.** **(Ver informe adjunto)**

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corporación Financiera Colombiana S.A.
Estado de Cambios en el Patrimonio
Períodos que terminaron el 31 de diciembre y 30 de junio de 2007 *(expresado en millones de pesos)*

			Reservas Estatutarias y Ocasionales											
	Capital social	Reserva legal	Disposiciones fiscales	A disposición de la Asamblea	Fomento económico	Capitalización económica	Total	Ganancias no realizadas en inversiones	Valorizaciones	Revalorización del Patrimonio	Desvalorizaciones	Resultado de ejercicios	Utilidad del ejercicio anteriores	Patrimonio de los accionistas
Saldo al 31 de diciembre de 2006	$1,540.0	460,145.8	127,289.5	69,672.4	8.8	4.4	196,975.1	48,328.8	333,039.6	3,071.7	(49,127.5)	0.0	558,277.9	1,552,251.4
Traslado de pérdidas del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	-	-	-	-	558,277.9	(558,277.9)	-
Liberación reserva para futuros repartos constituida en septimebre de 2006	-	-	-	(69,672.4)	-	-	(69,672.4)	-	-	-	-	69,672.4	-	-
Liberación de Reservas Sobre Valoracion de Inversiones (No gravable Promigas)	-	-	(19,946.4)	-	-	-	(19,946.4)	-	-	-	-	19,946.4	-	-
Reserva sobre valoración de inversiones Decreto 2336/95	-	-	273,309.4	-	-	-	273,309.4	-	-	-	-	(273,309.4)	-	-
Reserva para futuros repartos	-	-	-	189,577.2	-	-	189,577.2	-	-	-	-	(189,577.2)	-	-
Pago Impuesto al Patrimonio Art. 292 E. T.	-	-	-	-	-	-	-	-	-	(3,071.7)	-	-	-	(3,071.7)
Dividendo en efectivo de $454.62 por acción sobre 144,209,142 acciones ordinarias y 9,788,092 acciones con dividendo preferencial y sin derecho a voto) acciones suscritas y pagadas al 31 de diciembre de 2006. Este dividendo se cancelará en seis (6) cuotas mensuales de $75.77 cada una	-	-	-	-	-	-	-	-	-	-	-	(70,257.3)	-	(70,257.3)
Dividendo en acciones de valor niominal de $10.00, por valor de $746.77 por cada acción, sobre las 144,209,142 acciones ordinarias y 9,788,092 acciones preferenciales suscritas y pagadas a diciembre 31 de 2006. Este dividendo se pagara en acciones a razón de 1 acción ordinaria por cada 13,497837590 acciones ordinarias, y 1 acción con dividendo preferencial por cada 13,497837590 acciones con dividendo preferencial, suscritas y pagadas a 31 de diciembre de 2006. El pago de las acciones se hará el día 30 de abril de 2007 a quien tenga la calidad de accionista. Para tal fin se emitirán un total de 11,409,030 nuevas acciones, 10,683,870 acciones ordinarias y 725,160 acciones preferenciales.	113.8	114,639.0	-	-	-	-	-	-	-	-	-	(114,752.8)	-	(0.0)
Movimiento del ejercicio	-	-	-	-	-	-	-	(33,608.1)	(20,157.8)	-	(19,370.7)	-	-	(73,136.6)
Utilidad del ejercicio	-	-	-	-	-	-	-	-	-	-	-	-	105,263.1	105,263.1
Saldo al 30 de junio de 2007	$1,653.8	574,784.8	380,652.5	189,577.2	8.8	4.4	570,242.9	14,720.7	312,881.8	(0.0)	(68,498.2)	0.0	105,263.1	1,511,048.9
Traslado de pérdidas del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	-	-	-	-	105,263.1	(105,263.1)	-
Liberación de reservas sobre Valoracion de Inversiones (No gravable)	-	-	(31,494.3)	-	-	-	(31,494.3)	-	-	-	-	31,494.3	-	-
Liberación de Reservas Sobre Valoracion de Inversiones (Gravable)	-	-	(158,082.8)	-	-	-	(158,082.8)	-	-	-	-	158,082.8	-	-
Reserva para futuros repartos	-	-	-	182,810.6	-	-	182,810.6	-	-	-	-	(182,810.6)	-	-
Dividendo en efectivo de $677.4 por acción sobre 154,884,9152 acciones ordinarias y 10,496,823 acciones con dividendo preferencial y sin derecho a voto suscritas y pagadas al 30 de junio de 2007. Este dividendo se cancelará en seis (6) cuotas mensuales de $112.9 cada una	-	-	-	-	-	-	-	-	-	-	-	(112,029.6)	-	(112,029.6)
Movimiento del ejercicio	-	-	-	-	-	-	-	244,726.4	17,970.6	-	31,103.8	-	-	293,800.8
Utilidad del ejercicio	-	-	-	-	-	-	-	-	-	-	-	-	100,398.9	100,398.9
Saldo al 31 de diciembre de 2007	$1,653.8	574,784.8	191,075.4	372,387.8	8.8	4.4	563,476.4	259,447.1	330,852.4	(0.0)	(37,394.4)	-	100,398.9	1,793,219.0

Véanse las notas que acompañan los Estados Financieros.

Pedro Nel Ospina Santa María
Presidente (*)

Martha Cecilia Castro Ortiz
Gerente de Contabilidad (*)
T.P. 40995-T

Nelsón Germán Segura Garzón
Revisor Fiscal T.P. 24750-T
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad

Notas a los Estados Financieros

31 de Diciembre de 2007 y 30 de Junio de 2007

NOTAS A LOS ESTADOS FINANCIEROS 31 DE DICIEMBRE Y 30 DE JUNIO DE 2007

(1) Entidad Reportante

La Corporación Financiera Colombiana S.A., (en adelante la Corporación) es una institución financiera de carácter privado, autorizada por la Superintendencia Financiera, mediante Resolución del 18 de octubre de 1961, sociedad comercial anónima, establecida de acuerdo con las leyes colombianas el 27 de noviembre de 1961 mediante escritura pública No. 5710 de la notaría primera del círculo de Cali; el plazo de duración de la Corporación expira el 2 de octubre del año 2051, el cual puede ser extendido por simple resolución de la Asamblea de Accionistas. Modificada mediante escritura pública No. 3143 de septiembre 26 de 2001 donde se adoptaron medidas especificas para el buen gobierno de la sociedad.

Con el objetivo de capitalizar la Corporación en $20,000 millones en julio de 2003, se reformaron los estatutos y se incrementó el capital autorizado de $800 millones a $1,000 millones emitiendo por esta razón 20 millones de acciones. Con la escritura No. 12.364 de diciembre 30 de 2005, se formaliza la fusión de la Corporación Financiera del Valle S.A.(entidad absorbente) y la Corporación Financiera Colombiana S.A.(absorbida) en esa misma escritura la entidad absorbente modificó su razón social por el de Corporación Financiera Colombiana S.A., cambió su domicilio de la ciudad de Cali a la ciudad de Bogotá, y aumentó su capital autorizado a $1,600 millones.

Con la Escritura No. 10410 de la notaria 71 de Bogotá el día 26 de diciembre de 2007, se formalizó la fusión de la Corporación Financiera Colombiana (Entidad absorbente) y la Sociedad Proyectos de Energía S.A. (entidad absorbida) la cual se disuelve sin liquidarse.

La Corporación tiene como objeto social la movilización de recursos y asignación de capitales para promover la creación, reorganización, fusión, transformación y expansión de cualquier tipo de empresas, para participar en su capital y promover la participación de terceros en tales empresas, como también otorgarles financiación a mediano y largo plazo y ofrecerles servicios financieros especializados que contribuyan a su desarrollo. De estas empresas se exceptúan las instituciones sometidas al control y vigilancia de la Superintendencia Financiera, salvo las sociedades de servicios financieros y los establecimientos de crédito.

La Corporación tiene su domicilio principal en la ciudad de Bogotá y opera a través de sus 6 agencias y 4 oficinas en distintas ciudades del país, al 31 de diciembre de 2007, la Corporación no tiene corresponsales no bancarios. Al 31 de diciembre de 2007 cuenta con 326 empleados directos, 10 indirectos y 55 temporales, además posee las siguiente filiales y subsidiarias Leasing Corficolombiana S.A., Banco Corfivalle Panamá S.A., sociedad financiera en el exterior, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Lloreda S.A., Valle Bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda., Huevos Oro Ltda., Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A, Pizano S.A e Industrias Lehner S.A. Los estados financieros que se acompañan combinan los activos, pasivos y resultados de la Dirección General y sus sucursales. Los estados financieros consolidados son preparados independientemente.

(2) Principales Políticas Contables

(a) Contabilidad Básica

El sistema contable utilizado por la Corporación es el de causación, según el cual los ingresos y egresos se registran cuando se causan independientemente que se hayan cobrado o pagado en efectivo.

Los ingresos, costos y gastos se registran por el sistema de causación, salvo lo contemplado en la Circular 011 de 2002 emitida por la Superintendencia Financiera, relacionado con el ingreso de intereses que no causan so-

bre cartera comercial, que tengan más de tres meses de vencida. Estos intereses acreditan al ingreso cuando se recaudan.

Los intereses y comisiones cobrados anticipadamente son registrados como ingreso diferido.

(b) Disponible

Registra los recursos de alta liquidez con que cuenta la Corporación tales como: caja, depósitos, en el Banco de la Republica, depósitos en bancos tanto en moneda nacional como en moneda extranjera y en otras entidades financieras tanto del país como del exterior.

Los descubiertos en cuentas corrientes bancarias se constituyen en obligaciones a favor del respectivo establecimiento bancario y se reflejan en la cuenta pasiva de descubiertos en cuenta corriente bancaria.

El valor de los cheques girados por la Corporación, que no hayan sido cobrados luego de seis meses de girados se reclasifica en la cuenta pasiva cheques girados no cobrados.

Por instrucciones contables impartidas por la Superintendencia Financiera, las entidades Financieras para cubrir eventuales pérdidas originadas por partidas pendientes de aclarar en las conciliaciones bancarias, deben provisionar las notas débito extractadas no contabilizadas y las notas crédito contabilizadas no extractadas que poseen más de 30 días cuando sea en moneda nacional y 60 días cuando sea de moneda extranjera, de permanencia en dichas conciliaciones.

(c) Fondos Interbancarios Vendidos y Pactos de Venta

Bajo estos rubros se clasifican: i) Las colocaciones que hace la Corporación en instituciones bancarias utilizando sus excesos de liquidez durante un plazo máximo de 30 días, ii) las colocaciones recibidas por la Corporación de otras instituciones financieras en las mismas circunstancias y iii) las transacciones denominadas over nigth realizadas con bancos del exterior utilizando fondos de la Corporación en poder de entidades financieras del exterior. Los rendimientos de fondos interbancarios vendidos y comprados son abonados o cargados según el caso a medida que se causan.

Las colocaciones hechas bajo la modalidad de pacto de retroventa de la garantía denominadas "compromisos de retroventa de inversiones o de cartera negociada" se contabiliza en el activo cuando la Corporación es la acreedora; y en el pasivo bajo la denominación compromisos de retroventa de inversiones o de cartera negociada" cuando la Corporación es deudora. La diferencia entre el valor entregado o recibido inicialmente y el valor recibido o entregado finalmente, se contabiliza como ingreso o gasto según el caso.

La Corporación considera como equivalentes de efectivo, para efectos del estado de flujo de efectivo, los fondos interbancarios vendidos y pactos de reventa.

Con la circular 18 de 2007 la Superintendencia Financiera de Colombia, reglamentó las operaciones monetarias operaciones repos, simultáneas y transferencia temporal de valores adicionándolas a las normas establecidas en los decreto 4432 de 2006 y 343 de 2007, estas circulares son aplicables a partir del 1 de enero de 2008.

(d) Inversiones

Incluye las inversiones adquiridas por la Corporación con la finalidad de mantener una reserva secundaria de liquidez, de adquirir el control directo o indirecto de cualquier sociedad del sector financiero o servicios técnicos, de cumplir con disposiciones legales o reglamentarias, o con el objeto exclusivo de eliminar o reducir significativamente el riesgo de mercado a que están expuestos los activos, pasivos u otros elementos de los estados financieros.

A continuación se indica la forma en que se clasifican, valoran y contabilizan los diferentes tipos de inversión:

Cuadro 3. Clasificación, valorización y contabilización de los diferentes tipos de inversión

Clasificación	Plazo	Características	Valoración	Contabilización
Negociables	Corto plazo	Títulos adquiridos con el propósito de obtener utilidades por las fluctuaciones del precio.	Utilizan los precios justos de intercambio, tasas de referencia y/o márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	La diferencia que se presente entre el valor actual de mercado y el inmediatamente anterior se registra como mayor o menor valor de la inversión y su contrapartida afecta los resultados del periodo. A partir del 12 de junio de 2007, en cumplimiento con la Circular Externa 014 de 2007 de la Superintendencia Financiera de Colombia, las inversiones se valoran a precios de Mercado, a partir del mismo día de su adquisición, por tanto, la contabilización de los cambios entre el costo de adquisición y el valor de mercado de las inversiones se realiza a partir de la fecha de compra.
Para mantener hasta el vencimiento	Hasta su vencimiento	Títulos respecto de los cuales el Banco tiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos hasta el vencimiento de su plazo de maduración.	En forma exponencial a partir de la tasa interna de retorno calculada en el momento de la compra.	El valor presente se contabiliza como un mayor valor de la inversión y su contrapartida se registra en los resultados del período.
Disponibles para la venta-títulos de deuda	Un año	Cumplido el año, el primer día hábil siguiente pueden reclasificar en las anteriores categorías.	Utilizan los precios justos de intercambio, tasas de referencia y márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	Los cambios que se presenten en estos valores o títulos de baja o mínima bursatilidad o sin ninguna cotización se contabilizan de acuerdo con el siguiente procedimiento: • La diferencia entre el valor presente del día de la valoración y el inmediatamente anterior se registra como un mayor valor de la inversión con abono a cuentas de resultados. • La diferencia entre el valor de mercado y el valor presente se registra como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio.

Criterios para la valoración de inversiones

La determinación del valor o precio justo de intercambio de un valor o título, debe considerar todos los criterios necesarios para garantizar el cumplimiento del objetivo de la valoración de inversiones establecido en el capítulo I de la Circular 100 y en todos los casos los siguientes:

- **Objetividad.** La determinación y asignación del valor o precio justo de intercambio de un valor o título se debe efectuar con base en criterios técnicos y profesionales, que reconozcan los efectos derivados de los cambios en el comportamiento de todas las variables que puedan afectar dicho precio.

- **Transparencia y representatividad.** El valor o precio justo de intercambio de un valor o título se debe determinar y asignar con el propósito de revelar un resultado económico cierto, neutral, verificable y representativo de los derechos incorporados en el respectivo valor o título.

- **Evaluación y análisis permanentes.** El valor o precio justo de intercambio que se atribuya a un valor o título se debe fundamentar en la evaluación y el análisis permanentes de las condiciones del mercado, de los emisores y de la respectiva emisión. Las variaciones en dichas condiciones se deben reflejar en cambios del valor o precio previamente asignado, con la perio-

dicidad establecida para la valoración de las inversiones determinada en la presente norma.

- **Profesionalismo.** La determinación del valor o precio justo de intercambio de un valor o título se debe basar en las conclusiones producto del análisis y estudio que realizaría un experto prudente y diligente, encaminados a la búsqueda, obtención, conocimiento y evaluación de toda la información relevante disponible, de manera tal que el precio que se determine refleje los montos que razonablemente se recibirían por su venta.

Periodicidad de la Valoración y del registro contable de la misma

La valoración de las inversiones se debe efectuar diariamente, a menos que en otras disposiciones se indique una frecuencia diferente.

Los registros contables necesarios para el reconocimiento de la valoración de las inversiones se deben efectuar con la misma frecuencia prevista para la valoración.

Las inversiones de los fondos mutuos de inversión y de los fideicomisos administrados por sociedades fiduciarias distintos de los patrimonios autónomos o de los encargos fiduciarios constituidos para administrar recursos pensiónales de la seguridad social y de los fondos comunes de inversión ordinarios y de los fondos comunes de inversión especiales, se deben valorar por lo menos en forma mensual y sus resultados ser registrados con la misma frecuencia. No obstante, si los plazos de rendición de cuentas son menores, se deben acoger a éstos.

Reclasificación de las Inversiones

Para que una inversión pueda ser mantenida dentro de una cualquiera de las categorías de clasificación de que trata el capítulo I de la Circular Externa 100, el respectivo valor o título debe cumplir con las características o condiciones propias de la clase de inversiones de la que forme parte. En cualquier tiempo, la Superintendencia puede ordenar a la entidad vigilada la reclasificación de un valor o título, cuando quiera que éste no cumpla con las características propias de la clase en la que pretenda ser clasificado o dicha reclasificación sea requerida para lograr una mejor revelación de la situación financiera del inversionista.

Las entidades vigiladas pueden reclasificar sus inversiones de conformidad con las siguientes disposiciones:

Reclasificación de las inversiones para mantener hasta el vencimiento a inversiones negociables

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones para mantener hasta el vencimiento a la categoría de inversiones negociables cuando ocurra una cualquiera de las siguientes circunstancias:

- Deterioro significativo en las condiciones del emisor, de su matriz, de sus subordinadas ó de sus vinculadas.

- Cambios en la regulación que impidan el mantenimiento de la inversión.

- Procesos de fusión que conlleven la reclasificación o la realización de la inversión, con el propósito de mantener la posición previa de riesgo de tasas de interés o de ajustarse a la política de riesgo crediticio previamente establecida por la entidad resultante.

- Otros acontecimientos no previstos en los literales anteriores, previa autorización de la superintendencia respectiva.

Reclasificación de las inversiones disponibles para la venta a inversiones negociables o a inversiones para mantener hasta el vencimiento

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones disponibles para la venta a cualquiera de las otras dos categorías cuando:

- Se cumpla el plazo previsto en el numeral 3.3 del Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995.

- El inversionista pierda su calidad de matriz o controlante, si este evento involucra la decisión de enajenación de la inversión o el propósito principal de obtener utilidades por las fluctuaciones a corto plazo del precio, a partir de esa fecha.

- Se presente alguna de las circunstancias previstas en el numeral 4.1 del Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995.

Cuando las inversiones para mantener hasta el vencimiento o inversiones disponibles para la venta se reclasifiquen a inversiones negociables, se deben observar las normas sobre valoración y contabilización de estas últimas. En consecuencia, las ganancias o pérdidas no realizadas se deben reconocer como ingresos o egresos el día de la reclasificación.

En los eventos en los que se reclasifique una inversión, la entidad de que se trate debe comunicar a la respectiva superintendencia la reclasificación efectuada, a más tardar dentro de los diez (10) días comunes siguientes a la fecha de la misma, indicando las razones que justifican tal decisión y precisando sus efectos en el estado de resultados.

Los valores o títulos que se reclasifiquen con el propósito de formar parte de las inversiones negociables, no pueden volver a ser reclasificados.

Provisiones o pérdidas por calificación de riesgo crediticio

El precio de los valores o títulos de deuda, así como el de los valores o títulos participativos con baja o mínima bursatilidad o sin ninguna cotización, debe ser ajustado en cada fecha de valoración con fundamento en la calificación de riesgo crediticio, de conformidad con las siguientes disposiciones.

Salvo en los casos excepcionales que establezca la Superintendencia, no estarán sujetos a las disposiciones de este numeral los valores o títulos de deuda pública interna o externa emitidos o avalados por la Nación, los emitidos por el Banco de la República y los emitidos o garantizados por el Fondo de Garantías de Instituciones Financieras - FOGAFÍN.

Valores o títulos de emisiones o emisores que cuenten con calificaciones externas

Los valores o títulos de deuda que cuenten con una o varias calificaciones otorgadas por calificadoras externas reconocidas por la Superintendencia Financiera, o los valores o títulos de deuda emitidos por entidades que se encuentren calificadas por éstas, no pueden estar contabilizados por un monto que exceda los siguientes porcentajes de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración:

Calificación	Valor máximo	Calificación	Valor máximo
Largo plazo	(%)	Corto plazo	(%)
BB+, BB, BB-	Noventa (90)	3	Noventa (90)
B+, B, B-	Setenta (70)	4	Cincuenta (50)
CCC	Cincuenta (50)	5 y 6	Cero (0)
DD, EE	Cero (0)	-	

Valores o títulos de emisiones o emisores no calificados

Para los valores o títulos de deuda que no cuenten con una calificación externa, para valores o títulos de deuda emitidos por entidades que no se encuentren calificadas o para valores o títulos participativos, el monto de las provisiones se debe determinar con fundamento en la metodología que para el efecto determine la entidad inversionista. Dicha metodología debe ser aprobada de manera previa por la Superintendencia que ejerza vigilancia sobre la respectiva entidad.

Las entidades inversionistas que no cuenten con una metodología interna aprobada para la determinación de las provisiones a que hace referencia el presente numeral, se deben sujetar a lo siguiente:

Categoría	Riesgo	Características	Provisiones
A	Normal	Cumplen con los términos pactados en el valor o título y cuentan con una adecuada capacidad de pago de capital e intereses.	No procede.
B	Aceptable	Corresponde a emisiones que presentan factores de incertidumbre que podrían afectar la capacidad de seguir cumpliendo adecuadamente con los servicios de la deuda. Así mismo, sus estados financieros y demás información disponible, presentan debilidades que pueden afectar su situación financiera.	El valor neto no puede ser superior al ochenta por ciento (80%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda, y del costo de adquisición en el caso de títulos participativos.
C	Apreciable	Corresponde a emisiones que presentan alta o media probabilidad de incumplimiento en el pago oportuno de capital e intereses. De igual forma, sus estados financieros y demás información disponible, muestran deficiencias en su situación financiera que comprometen la recuperación de la inversión.	El valor neto no puede ser superior al sesenta por ciento (60%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
D	Significativo	Corresponde a aquellas emisiones que presentan incumplimiento en los términos pactados en el título, así como sus estados financieros y demás información disponible presentan deficiencias acentuadas en su situación financiera, de suerte que la probabilidad de recuperar la inversión es altamente dudosa.	El valor neto no puede ser superior al cuarenta por ciento (40%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
E	Incobrable	Emisores que de acuerdo con sus estados financieros y demás información disponible se estima que la inversión es incobrable. Así mismo, si no se cuenta con los estados financieros con menos de seis (6) meses contados desde la fecha de la valoración.	El valor de estas inversiones debe estar totalmente provisionado.

Derechos de Recompra de Inversiones

Corresponde a inversiones restringidas que representan la garantía colateral de compromisos de recompra de inversiones.

Si se trata de inversiones negociables en valores o títulos de deuda, se contabilizan por el valor de la transferencia en el momento del recaudo de fondos y se actualizan al valor de mercado; las variaciones que se presenten entre éste y el último valor contabilizado se registran en las cuentas de resultados a título de utilidad o pérdida según corresponda.

Si se trata de inversiones para mantener hasta el vencimiento, se contabilizan por el valor de la transferencia en el momento del recaudo de fondos y se actualizan por la causación de los rendimientos hasta su redención o vencimiento con abono al estado de ganancias y pérdidas.

(e) Cartera de Créditos

Registra los créditos bajo las distintas modalidades autorizadas. Los recursos utilizados en el otorgamiento de los créditos provienen de recursos propios, del público en la modalidad de depósitos y de otras fuentes de financiamiento externas e internas.

Los préstamos se contabilizan por el valor del desembolso, excepto las compras de cartera "factoring", las cuales se registran al costo.

Con la entrada en vigencia de la Circular Externa 011 de 2002 de la Superintendencia Financiera se establecieron los principios y criterios generales que las entidades vigiladas deben adoptar para mantener adecuadamente evaluados los riesgos crediticios implícitos en los activos de crédito. Define las modalidades de crédito, determina calificaciones según la percepción de riesgo que las mismas operaciones tengan.

Se establece igualmente que se debe mantener una adecuada administración del riesgo crediticio, para lo cual cada entidad debe desarrollar un sistema de administración de riesgo crediticio (SARC), en el cual se deben establecer políticas claras y precisas que definan los criterios bajo los cuales la Corporación en general debe evaluar, calificar y controlar los riesgos crediticios. Igualmente define las instancias de gobierno corporativo o de control que deben adoptar, las políticas y mecanismos necesarios para asegurar el cumplimiento estricto de las instrucciones mínimas establecidas. Con la Circular Externa 020 de 2005 la Superintendencia Financiera adopta el modelo de referencia de cartera comercial MRC incorporado el Capitulo II de la Circular 100, el cual debe ser aplicado por todas las entidades vigiladas sujetas al SARC a partir del 1° de julio de 2007.

La estructura de la cartera de créditos de la Corporación contempla dos (2) modalidades de crédito:

Consumo

Se entiende como créditos de consumo los créditos otorgados a personas naturales cuyo objeto sea financiar la adquisición de bienes de consumo o el pago de servicios para fines no comerciales ni empresariales.

Comerciales

Son los otorgados a personas naturales o jurídicas para el desarrollo de actividades económicas organizadas distintas a la microempresas.

(f) Castigos de Cartera

Es susceptible de castigo la cartera de créditos que a juicio de la Administración se considere irrecuperable o de remota o incierta recuperación, luego de haber agotado las acciones de cobro correspondientes, de conformidad con los conceptos emitidos por los abogados y firmas de cobranza, previamente aprobados por la Junta Directiva.

(g) Provisión para Cartera de Créditos

Se deben constituir provisiones con cargo al estado de ganancias y pérdidas, así:

Provisión General

Una provisión del uno por ciento (1%) del total de la cartera bruta.

Provisión Individual

Sin perjuicio de la provisión general, las provisiones individuales para la protección de los créditos calificados en categorías de riesgo ("A", "B", "C", "D" y "E") tendrán como mínimo los siguientes porcentajes:

	Comercial y consumo		Vivienda	
Categoría	Capital	Intereses y otros conceptos	Capital	Intereses y otros conceptos
A - Normal	1%	1%	1%	1%
B - Aceptable	3.2%	3.2%	3.2%	3.2%
C - Apreciable	20%	100%	10%	100%
D - Significativo	50%	100%	20%	100%
E - Incobrable	100%	100%	30%	100%

A partir del 1 de julio de 2007 y hasta el 30 de junio de 2008, las entidades deben incrementar las provisión de la cartera de consumo calificada en "A" Y "B" de acuerdo a los porcentajes que más adelante se indican, calculada-sobre el saldo pendiente de pago sin descontar el valor de las garantías idóneas:

Calificación de Crédito	Porcentaje adicional de Provisión
A	0.6%
B	1.8%

Desde octubre de 2001, los créditos de vivienda deben mantener una provisión sobre la parte garantizada, en el porcentaje que corresponda de acuerdo con la calificación. Sobre la parte no garantizada la provisión debe ser el cien por ciento (100.0%) a partir de que la obligación sea calificada como "B" (aceptable).

Si durante dos (2) años consecutivos, el crédito permanece en la categoría "E", el porcentaje de provisión, sobre la parte garantizada, se elevará al sesenta por ciento (60.0%). Si transcurre un (1) año adicional en estas condiciones, el porcentaje de provisión sobre la parte garantizada se elevará al cien por ciento (100.0%).

Reglas de Alineamiento

Cuando la Entidad califica en "B", "C", "D" o "E" cualquiera de los créditos de un deudor lleva a la categoría de mayor riesgo los demás créditos o contratos de la misma clase otorgados a dicho deudor, salvo que demuestre a la Superintendencia Financiera la existencia de razones valederas para su calificación en una categoría de menor riesgo.

Las calificaciones propias deberán alinearse con las de otras entidades financieras cuando al menos dos de ellas establezcan una calificación de mayor riesgo y cuyas acreencias representen por lo menos el veinte por ciento (20%) del valor de los créditos respectivos según la última información disponible en la central de riesgos. En este caso, se admitirá una discrepancia máxima de un nivel de diferencia en la calificación.

Cuando la Superintendencia Financiera califique en "B", "C", "D" o "E" cualquiera de los créditos de un deudor, sus otros créditos de la misma clase son llevados a la misma calificación.

Efecto de las Garantías Idóneas sobre la Constitución de Provisiones Individuales

Las garantías para los créditos sólo respaldan el capital de los créditos, en consecuencia, los saldos por amortizar de los créditos amparados con seguridades que tengan el carácter de garantías idóneas, se provisionan en el porcentaje que corresponda según la calificación del crédito, aplicando dicho porcentaje a la diferencia entre el valor del saldo insoluto y el setenta punto cero por ciento (70.0%) del valor de la garantía.

Garantía no Hipotecaria

Tiempo de mora	Porcentaje de cobertura
0 - 12 meses	70%
Más de 12 meses a 24 meses	50%
Más de 24 meses	0%

Garantía Hipotecaria o Fiducia Mercantil

Tiempo de mora	Porcentaje de cobertura
0 - 18 meses	70%
Más de 18 meses a 24 meses	50%
Más de 24 meses a 30 meses	30%
Más de 30 meses a 36 meses	15%
Más de 36 meses	0%

Las provisiones individuales de la cartera calificada en categoría de riesgo "A" y "B" , se constituyen sin descontar el valor de las garantías idóneas.

Garantías prendarías que versen sobre establecimientos de comercio o industriales del deudor, hipotecarias sobre inmuebles en donde opere o funcione el correspondiente establecimiento y garantías sobre inmuebles por destinación que formen parte del respectivo establecimiento son tomadas al cero por ciento (0.0%).

Provisiones Respecto de Procesos de Concurso Universal de Acreedores

En lo relativo a los créditos a cargo de personas que sean admitidas en procesos de concurso universal de acreedores, se califican inmediatamente en la categoría "E" sujetándose a la constitución de provisiones, suspensión de causación de rendimientos y otros conceptos previstos para esta categoría.

La calificación de los créditos y las provisiones constituidas deberán mantenerse hasta que se apruebe el acuerdo concursal. Si este acuerdo tiene por objeto la recuperación y conservación de la empresa, podrán a partir de la fecha en la cual se produzca, reclasificarse en categoría "D" las provisiones solo podrán reversarse gradualmente durante el año siguiente a la aprobación, mediante alícuotas mensuales, hasta alcanzar el cincuenta por ciento (50.0%) del valor total del capital.

Si el acuerdo para recuperar la empresa se aprueba antes del año siguiente a la admisión al concordato, se pueden reclasificar los créditos a categoría "D" y las provisiones se ajustan de inmediato al cincuenta por ciento (50%) del valor del crédito si son inferiores a dicho valor; en caso contrario, se reversarán dentro del año siguiente.

(h) <u>Aceptaciones y Derivativos</u>

Aceptaciones Bancarias

Registra el valor de las aceptaciones bancarias creadas por la Corporación por cuenta de sus clientes y las creadas por cuenta de ésta por sus corresponsales. Igualmente registra los contratos celebrados por la Corporación, de operaciones con derivados, tales como forwards, carrusel o futuros, swaps y opciones.

Las aceptaciones bancarias tienen un plazo de vencimiento hasta de un (1) año y solo podrán originarse en transacciones de importación y exportación de bienes o compraventa de bienes muebles en el interior.

En el momento de aceptación de letras, su valor es contabilizado simultáneamente en el activo y pasivo, como "aceptaciones bancarias en plazo" y si al vencimiento no son presentadas para su cobro, se clasifican bajo el título "aceptaciones bancarias después del plazo". Si al realizarse el pago no han sido cubiertas por el adquiriente de las mercaderías, se reclasifican a la cuenta de préstamos, "aceptaciones bancarias cubiertas".

Después del vencimiento las aceptaciones bancarias están sujetas al encaje fijado para exigibilidades a la vista y antes de treinta (30) días.

Derivados

La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos

para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios bajo los cuales deben implementarse.

De acuerdo con el Capítulo XVIII de la Circular Externa 100 de 1995 la Corporación efectúa la valorización y contabilización de los derivados diariamente.

Formalización de las Operaciones de Derivados:

- Los derivados son operaciones financieras que se ejercen en un futuro, cuyas condiciones son determinadas por las partes que intervienen en ellas, y que se formalizan en un contrato o en una carta de compromiso debidamente suscrito y que debe contener en forma expresa, cuando menos, los derechos y obligaciones que le atañen a cada una de las partes involucradas en la operación, así como las condiciones de modo, tiempo y lugar para su cumplimiento, refrendados por los funcionarios autorizados para el efecto, salvo cuando se trata de operaciones realizadas a través de una Bolsa de Valores o de Futuros sometida a vigilancia estatal, en cuyo caso se atiende la reglamentación propia de la Bolsa.

- En el caso de las operaciones carrusel, las partes que intervienen en cada uno de los tramos de dicha operación suscriben un contrato o carta de compromiso.

- Con la circular 18 de 2007 se excluyen las operaciones simultáneas del grupo de derivados sin embargo su reclasificación opera a partir de enero 1 de 2008.

Riesgos Existentes cuando se hacen Operaciones con Derivados

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de solvencia, mercado, contraparte, operacionales y jurídico.

Riesgo de Solvencia

Es la contingencia de pérdida por el deterioro en la estructura financiera del emisor o garante de un título, que pueda generar disminución en el valor de la inversión o en la capacidad de pago, total o parcial, de los rendimientos o del capital de la inversión.

Riesgo de Mercado

Los riesgos de mercado dependen del comportamiento del activo, tasa o índice de referencia. En este aspecto los productos derivados son semejantes a cualquier otro producto financiero, como los bonos o las cuentas por cobrar denominadas en otras divisas, cuyo valor depende de las tasas de interés y de cambio. No obstante, las relaciones que determinan el valor de los derivados son en general más complejas y menos conocidas que las de productos financieros más tradicionales.

Riesgo de Contraparte

A lo largo de la vigencia de un derivado su valor económico o de mercado cambia de acuerdo con las fluctuaciones del producto financiero negociado, generando ganancias a una de las partes del contrato y pérdidas a la otra. Cuando por alguna razón la parte no favorecida por la evolución del valor del mercado del derivado no cumple sus obligaciones contractuales, se generará una pérdida a la otra parte; el riesgo de ésta pérdida se conoce como riesgo de contraparte.

Riesgos Operacionales

Los riesgos operacionales surgen de deficiencias en algún aspecto de la ejecución de un programa de derivados. Sus causas son similares a las que pueden ocurrir en el manejo de instrumentos financieros más tradicionales, pero por la complejidad de los derivados su prevención es más difícil; entre ellas se pueden citar fallas en los con-

tratos gerenciales, en los sistemas de información, malas liquidaciones, incompetencias o error humano.

Riesgo Jurídico

El acelerado desarrollo y la constante evolución de los derivados obligan a operar dentro de un entorno legal complejo y a menudo incierto. El riesgo jurídico se define, entre otros, como el que nace de la posibilidad de que a los contratos representativos de operaciones con derivados no se les reconozca su exigibilidad; no existe una forma estándar para cuantificar este riesgo.

Parámetros escogidos para la Valoración

Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanente de los riesgos específicos de dichas operaciones

Los parámetros escogidos se deben mantener durante la vigencia fiscal; si para la siguiente vigencia fiscal se desean modificar dichos parámetros, la entidad debe informar de ello a la Superintendencia Financiera con una antelación cuando menos de un mes.

Límite en Tiempo para realizar Operaciones con Derivados

Todas las operaciones con derivados se deben realizar con un plazo mayor a tres (3) días hábiles, contados entre la fecha pactada como inicio de la operación y la fecha de cumplimiento o liquidación, con excepción de aquellas operaciones de compra y venta de divisas reglamentadas por la Junta Directiva del Banco de la República en la Resolución 4 de 1999, en las cuales la fecha de cumplimiento para su ejecución será dentro de los dos días hábiles inmediatamente siguientes.

(i) **Bienes Realizables y Recibidos en Dación de Pago**

Registra el valor de los bienes recibidos por la Corporación en pago de saldos no cancelados provenientes de créditos a su favor.

Los bienes recibidos en dación de pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.

Los bienes recibidos en dación de pago representados en títulos valores se valoran y contabilizan de acuerdo con lo estipulado en el Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995, sobre inversiones.

Para el registro de los bienes recibidos en dación de pago se tienen en cuenta las siguientes condiciones:

- El registro inicial se realiza de acuerdo con el valor determinado en la adjudicación judicial o el acordado con los deudores.

- Cuando el bien recibido en dación de pago no se encuentra en condiciones de enajenación, su costo se incrementa con los gastos necesarios en que se incurre para la venta.

- Si entre el valor por el cual se recibe el bien y el valor del crédito a cancelar resulta un saldo a favor del deudor, esta diferencia se contabiliza como una cuenta por pagar; en caso que el valor del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

(j) **Provisión Bienes Realizables y Recibidos en Dación de Pago**

Las provisiones individuales para los bienes inmuebles son constituidas aplicando el modelo desarrollado por la Corporación y aprobado por la Superintendencia Financiera. El modelo estima la máxima pérdida esperada en la venta de los bienes recibidos en dación de pago, de acuerdo con su historia de recuperaciones sobre los bienes vendidos, la inclusión de gastos incurridos en el recibo, sostenimiento y venta de los mismos y la agrupación de éstos en categorías comunes para estimar la tasa base de provisión. Esta tasa se ajustará mensualmente hasta alcanzar el ochenta por ciento (80%) de provisión.

Para los bienes muebles se constituye dentro del año siguiente de la recepción del bien una provisión equivalente al treinta y cinco por ciento (35%) del costo de adquisición del bien recibido en pago, la cual debe incrementarse en el segundo año en un treinta y cinco por ciento (35%) adicional hasta alcanzar el setenta por ciento (70%) del valor en libros del bien recibido en pago antes de provisiones.

Una vez vencido el término legal para la venta sin que se haya autorizado prórroga la provisión debe ser del cien por ciento (100%) del valor restante en libros. En caso de concederse prórroga el treinta por ciento (30%) de la provisión podrá constituirse en el término de la misma.

En relación con las provisiones de los BRDP muebles que correspondan a títulos de inversión estas se constituyen bajo los criterios establecidos en el capítulo I de la Circular Básica Contable y Financiera 100 de 1995.

(k) **Propiedades y Equipo**

Registra los activos tangibles adquiridos, construidos o en proceso de importación, construcción o montaje que se utilizan en forma permanente en el desarrollo del giro del negocio y cuya vida útil excede de un (1) año. Incluye los costos y gastos directos e indirectos causados hasta el momento en que el activo se encuentra en condiciones de utilización.

Las adiciones, mejoras y reparaciones extraordinarias que aumenten significativamente la vida útil de los activos, se registran como mayor valor y los desembolsos por mantenimiento y reparaciones que se realicen para la conservación de estos activos se cargan a gastos, a medida que se causan.

La depreciación se registra utilizando el método de línea recta y de acuerdo con el número de años de vida útil estimado de los activos. Las tasas anuales de depreciación para cada rubro de activos son:

Edificios	5%
Muebles y equipos	10%
Equipo de computación	20%
Vehículos	20%

(l) **Sucursales y Agencias**

Registra el movimiento de las operaciones que se realizan entre la Dirección General y las Agencias.

Los saldos se concilian mensualmente y las partidas que resultan pendientes se regularizan en un plazo no mayor de treinta (30) días calendario.

Al cierre contable se reclasifican los saldos netos, que reflejan las subcuentas de sucursales y agencias, a las cuentas activas o pasivas y se reconocen los ingresos y gastos respectivos.

Otros Activos

(m) **Gastos pagados por anticipado**

Los gastos anticipados corresponden a erogaciones en que incurre la Corporación en el desarrollo de su actividad, cuyo beneficio se recibe en varios períodos, pueden ser recuperables y suponen la ejecución sucesiva de los servicios a recibir.

La amortización se realiza de la siguiente manera:

- Los intereses se causan durante el período prepagado.
- Los seguros durante la vigencia de la póliza.
- El mantenimiento de equipos y programas para computador durante la vigencia del contrato.
- El seguro de conexión durante el período en que se reciben los servicios.

- Y los otros gastos anticipados durante el período en que se reciben los servicios o se causan los costos o gastos.

(n) <u>Cargos Diferidos</u>

Los cargos diferidos corresponden a costos y gastos, que benefician períodos futuros y no son susceptibles de recuperación. La amortización se reconoce a partir de la fecha en que contribuyen a la generación de ingresos

- Las remodelaciones en un período no mayor a dos (2) años.

- Programas para computador en un período no mayor a tres (3) años.

- Sin embargo, cuando se trate de programas de avanzada tecnología que constituyan una plataforma global que permita el crecimiento futuro de la entidad acorde con los avances del mercado y cuyos costos de desarrollo o adquisición superen el 30% del patrimonio técnico de la respectiva entidad, incluido el hardware, previo concepto de la Superintendencia Financiera, se podrá diferir a cinco (5) años a partir del momento en que cada producto inicia su etapa productiva, mediante un programa gradual y ascendente con porcentajes del 10%, 15%, 20%, 25% y 30%, respectivamente, o mediante alícuotas iguales.

- Los gastos incurridos en investigación y desarrollo de estudios y proyectos serán diferibles, siempre que los gastos atribuibles se puedan identificar separadamente y su factibilidad técnica esté demostrada, su amortización se hará en un período no mayor de dos (2) años.

- Los cargos diferidos por concepto de remodelación se amortizarán en un período no mayor a dos (2) años.

  Los cargos diferidos por concepto de mejoras a propiedades tomadas en arrendamiento, se amortizarán en el período menor entre la vigencia del respectivo contrato (sin tener en cuenta las prórrogas) y su vida útil probable.

- Útiles y papelería de acuerdo con el consumo real.

- El impuesto predial durante la vigencia fiscal prepagada.

- Los cargos diferidos por concepto de publicidad y propaganda se amortizarán durante un período igual al establecido para el ejercicio contable, vale decir, durante tres (3) meses si el ejercicio es trimestral, durante seis (6) si es semestral, o durante doce (12) meses si el ejercicio es anual, siempre y cuando las erogaciones excedan de veinte (20) salarios mínimos mensuales. Sin embargo, tratándose de gastos de publicidad y propaganda que correspondan a campañas de promoción que se realicen con ocasión de la constitución de la Entidad o que tengan su origen en el lanzamiento de productos nuevos o en el cambio de marca o de nombre de la institución o de sus productos, el período de amortización no podrá exceder del término de tres (3) años; en todo caso solamente podrán diferirse durante el período aludido los gastos que se efectúen dentro de los seis (6) meses siguientes a la ocurrencia de las situaciones referidas.

  Los desembolsos correspondientes a publicidad y propaganda ocasionales, independientemente de su cuantía, no serán susceptibles de diferir.

- Contribuciones y afiliaciones, durante el correspondiente período prepagado.

- Comisiones pagadas por productos derivados durante el período del contrato.

- Las utilidades y pérdidas por ajuste de valoración de inversiones según resolución 1227 de julio de 2006,se amortizarán por un año a partir del 18 de julio de 2006.

- Los otros conceptos se amortizan durante el período estimado de recuperación de la erogación o de obtención de los beneficios esperados.

(o) Derechos en Fideicomisos

Contabilizados dentro de otros activos, comprende los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la posibilidad de ejercerlos de acuerdo al acto constitutivo o la ley.

Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido.

Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones así como para los límites legales.

(p) Valorizaciones

Activos objeto de valorización:

- Inversiones disponibles para la venta en títulos participativos.
- Propiedades y equipo, específicamente inmuebles.
- Bienes de arte y cultura.

Contabilización:

Las inversiones disponibles para la venta en títulos participativos, en el evento en que el valor de la inversión actualizado con la participación que le corresponde al inversionista sea superior al valor por el cual se encuentra registrada la inversión, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla, y el exceso se debe registrar como superávit por valorización.

Las valorizaciones de bienes raíces se determinan al enfrentar el costo neto de los inmuebles con el valor de los avalúos comerciales efectuados por personas o firmas de reconocida especialidad e independencia.

En el evento de presentarse desvalorización, atendiendo la norma de la prudencia, para cada inmueble individualmente considerado, se constituye provisión.

La valorización de bienes de arte y cultura se registra teniendo en cuenta el estado de conservación de las obras, su originalidad, el tamaño, la técnica y la cotización de obras similares.

Las valorizaciones de bienes recibidos en pago se registran en cuentas de orden.

(q) Fondos Interbancarios Comprados y Pactos de Recompra

Registra los fondos obtenidos por la Corporación de otras entidades financieras en forma directa, garantizada o no con su portafolio de inversiones o su cartera de créditos, con la finalidad de atender necesidades transitorias de liquidez. El plazo máximo para cancelar estas operaciones es de treinta (30) días calendario, las operaciones que no se hayan cancelado dentro del plazo indicado, deben contabilizarse en créditos de bancos y otras obligaciones financieras, con excepción de aquellas celebradas por el Banco de la República para regular la liquidez de la economía por medio de operaciones de contracción monetaria y las realizadas por Fogafín en desarrollo de operaciones de apoyo a las entidades inscritas.

La diferencia entre el valor presente (recibo de efectivo) y el valor futuro (precio de recompra) constituye un gasto financiero.

(r) Ingresos Anticipados

Los ingresos anticipados corresponden principalmente a intereses y comisiones recibidos por anticipado por parte de los clientes por concepto de operaciones de cartera de créditos; estos intereses se amortizan a resultados con base en su causación, también se registran ingresos por ventas de bienes a crédito, los cuales se causan al ingreso a medida que se van recaudando.

En aquellos casos en que como producto de acuerdos de reestructuración o cualquier otra clase de acuerdo se contemple la capitalización de intereses que se encuentren registrados en cuentas de orden o de los saldos de cartera castigada incluidos capital, intereses y otros conceptos, al igual que los intereses que se generen en el futuro por estos conceptos, se contabilizarán como abono diferido y su amortización a capital se hará en forma proporcional a los valores efectivamente recaudados.

(s) <u>Pensiones de Jubilación</u>

Se aplica lo establecido en el Decreto 1517 del 4 de agosto de 1998, que permite incrementar anualmente el porcentaje amortizado del cálculo actuarial. La provisión anual se aumenta en forma racional y sistemática, de manera que al 31 de diciembre del año 2010 se amortice el cien por ciento (100.0%) del cálculo correspondiente. A partir de entonces, se mantendrá la amortización en dicho porcentaje.

Los pagos de pensiones de jubilación se cargan contra la provisión constituida.

(t) <u>Impuesto de Renta</u>

El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes. La Corporación está tributando por renta presuntiva calculada sobre el patrimonio líquido gravable.

(u) <u>Pasivos Estimados y Provisiones</u>

La Corporación registra provisiones para cubrir pasivos estimados, teniendo en cuenta que:

- Exista un derecho adquirido y en consecuencia, una obligación contraída,

- El pago sea exigible o probable y

- La provisión sea justificable, cuantificable y verificable

Igualmente, registra los valores estimados por los conceptos de impuestos y contribuciones y afiliaciones.

(v) <u>Conversión de Transacciones en Moneda Extranjera</u>

Las operaciones en moneda extranjera diferentes al dólar, son convertidas a dólares americanos, para luego reexpresarlas a pesos colombianos, al tipo de cambio de la tasa representativa del mercado calculada el último día hábil del mes. Al 31 de diciembre y 30 de junio de 2007 las tasas fueron de $2,014.76 y $1,960.61 respectivamente. (Cifras en pesos Colombianos).

(w) <u>Reconocimiento de Ingresos por Rendimientos Financieros</u>

Los ingresos por rendimientos financieros y otros conceptos se reconocen en el momento en que se causan, excepto los originados en:

Créditos calificados en "C" riesgo apreciable o en categorías de mayor riesgo, o cuando cumplan noventa y un (91) días para comercial y sesenta y un (61) días para consumo y microcrédito.

Estos rendimientos financieros se controlan en cuentas contingentes deudoras y se registran como ingreso, cuando son efectivamente recaudados.

Tratándose de capitalización de intereses su registro se hace en la cuenta de abono diferido y los ingresos se reconocen en la medida en que se recauden efectivamente.

(x) <u>Cuentas Contingentes</u>

En estas cuentas se registran las operaciones mediante las cuales la Corporación adquiere un derecho o asume una obligación cuyo surgimiento está condicionado a que un hecho se produzca o no, dependiendo de factores futuros, eventuales o remotos. Dentro de las contingencias deudoras se registra los rendimientos financieros a partir del momento en que se suspenda la causación en las cuentas de cartera de créditos.

(y) Cuentas de Orden

En estas cuentas se registran las operaciones realizadas con terceros que por su naturaleza no afectan la situación financiera de la Corporación. Así mismo, se incluyen las cuentas de orden fiscales donde se registran las cifras para la elaboración de las declaraciones tributarias; igualmente, incluye aquellas cuentas de registro utilizadas para efectos fiscales, de control interno o información gerencial.

(z) Utilidad Neta por Acción

Para determinar la utilidad neta por acción, la Corporación utiliza el promedio ponderado de las acciones suscritas por el tiempo en circulación de las mismas durante el período contable. Al 31 de diciembre y 30 de junio de 2007, el promedio ponderado de las acciones en circulación fue de 165,381.738 y 157,792.069, respectivamente.

(aa) Estado de Flujos de Efectivo

Tal como lo dispone el Artículo 120 del Decreto 2649, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación de la ganancia neta del año y el efectivo provisto por las actividades de operación.

(bb) Principales diferencias entre las Normas Especiales y las Normas de Contabilidad Generalmente Aceptadas en Colombia

Las normas contables especiales establecidas por la Superintendencia Financiera presentan algunas diferencias con las normas de contabilidad generalmente aceptadas en Colombia, como las siguientes:

Propiedades, Planta y Equipo

Las normas de contabilidad generalmente aceptadas determinan que al cierre del período el valor neto de las propiedades, planta y equipo, cuyo valor ajustado supere los veinte (20) salarios mínimos legales mensuales, se debe ajustar a su valor de realización o a su valor presente, registrando las valorizaciones y provisiones que sean necesarias, mientras que las normas especiales no presentan condiciones para esta clase de activos.

Prima en Colocación de Acciones

La norma especial establece que la prima en colocación de acciones se registra como parte de la reserva legal, mientras que la norma generalmente aceptada indica que se contabilice por separado dentro del patrimonio.

(3) Cambios en políticas y estimaciones contables

- La Superintendencia Financiera mediante las Resoluciones 1227, 1822 y 1907 de julio y octubre de 2006, estableció una metodología de ajustes y actualización de márgenes de valoración por una sola vez el día 18 de julio de 2006 para títulos diferentes de TES clase B, en particular títulos emitidos por Fogafín, títulos de deuda publica distintos de TES de orden diferente al nacional, títulos emitidos por bancos, títulos emitidos por entidades del sector real, otras titularizaciones crediticias y títulos emitidos por entidades financieras. Las pérdidas o utilidades que se produjeron como resultado de la valoración realizada de acuerdo con la metodología establecida por la resolución podrán ser diferidas y amortizadas durante un año en alícuotas diarias a partir del 18 de julio de 2006. Los efectos de la aplicación de esta Resolución se presentan en la notas 7 y 13.

- De acuerdo con el artículo 25 de la Ley 1111 de 2006, los contribuyentes del impuesto de patrimonio pueden imputar el valor del impuesto contra la cuenta de Revalorización del Patrimonio sin afectar el Estado de Resultados. La Corporación se acogió a lo dispuesto en esta norma y afectó la cuenta de Revalorización en $3,071.7 y la diferencia por $7,078.7 se registró como gasto. A diciembre 31 de 2006 este impuesto se reflejaba dentro de los resultados como gastos del período.

- Mediante la Circular Externa 3 de 2007 el Banco de la República reglamentó el encaje marginal sobre el monto de cada tipo de exigibilidad en moneda legal que exceda el nive registrado el 7 de mayo de 2007. Los porcentajes que aplicaran son del 27%, 12.5% y 5% para las exigibilidades previstas en los literales a), b) y c) del artículo 2 de la Resolución Externa 19 de 2000, respectivamente.

(4) Fusión Corporación Financiera Colombiana - Proyectos de Energía S. A.

La Asamblea General de Accionistas aprobó la fusión el 1 de octubre de 2007, cuyo compromiso se encuentra registrado en el Acta No.066 de la misma fecha. Con la resolución número 2174 de diciembre 12 de 2007, la Superintendencia Financiera de Colombia, no objetó la fusión de la Corporación Financiera Colombiana S.A. (absorbente) y Proyectos de Energía S.A. (absorbida).

El 26 de diciembre de 2007, con la escritura No. 10410 de la notaría 71 de Bogotá se formalizó la fusión de la Corporación Financiera Colombiana S.A. (absorbente) y Proyectos de Energía S.A. (absorbida). Las principales cifras de la entidad absoribida son: Activos $176,155.1, Pasivos $ 937.8, Patrimonio $175,217.3.

Las cifras del balance al 31 de diciembre de 2007 corresponden a las cifras fusionadas de la entidad absorbida. Las cifras al 30 de junio de 2007 corresponden únicamente a la Corporación Financiera Colombiana, por lo tanto no son comparativas. La operación generó un ingreso total de $12,686.0.

(5) Disponible

	Diciembre	Junio
Moneda legal		
Banco de la República	$55,383.7	36,510.8
Bancos y otras entidades financieras	32,510.5	49,401.6
	87,894.2	85,912.4
Moneda extranjera		
Caja	6.4	4.8
Banco de la República	12.6	12.2
Bancos y otras entidades financieras	530.9	4,516.7
	549.9	4,533.7
	88,444.1	90,446.1
Provisión	(7.0)	(51.2)
	$88,437.1	90,394.9

No existían otras restricciones sobre el disponible diferentes al encaje depositado en el Banco de la República.

La provisión registrada correspondía a notas débito pendientes de contabilizar superiores a 30 días al 31 de diciembre y 30 de junio de 2007 $7.0 y $51.2 respectivamente. Al 31 de diciembre y 30 de junio de 2007 se reintegró provisión por $47.2 y $103.7 respetivamente.

(6) Fondos Interbancarios Vendidos y Pactos de Reventa

	Diciembre		Junio	
	Saldo	Tasa	Saldo	Tasa
Compromisos de Reventa de Inversiones	-		8,507.9	9.75 *
Fondos Interbancarios Vendidos	-		5,900.0	9.20 *
Operaciones Over Night	167,043.8	4.00 **	127,557.2	7.50 **
	$167,043.8		141,965.1	

* Corresponde a la tasa promedio ponderada de las operaciones vigentes en moneda legal al corte del período.

** Corresponde a la tasa promedio ponderada de las operaciones vigentes en moneda extranjera al corte del período.

Nota: Los montos anteriores no están sujetos a restricciones ni limitaciones.

En caso de presentarse incumplimiento la Corporación se encuentra respaldada con la transferencia en propiedad de los títulos negociados. Durante los ejercicios correspondientes a los semestres del 2007 no se presentaron incumplimientos.

(7) Inversiones

	Diciembre	Junio
NEGOCIABLES EN TITULOS DE DEUDA		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Tesorería	$84,384.5	54,994.4
Bonos de Solidaridad para la Paz	3,515.2	652.0
Bono Emcali	19,487.5	20,153.4
Títulos de Reducción de Deuda	13,520.2	28,755.2
Títulos de Devolución de Impuestos TIDIS	-	5,551.1
TES Ley 546	47.5	56.9
	120,954.9	110,163.0
Títulos de deuda pública externa emitidos o garantizados por la Nación:		
Bonos República de Colombia	29,505.6	13,692.0
Otros títulos de deuda pública:		
Bonos Distrito	-	1,814.1
Títulos emitidos, avalados o garantizados por FOGAFIN	535.7	1,594.1
Bonos hipotecarios		
Banco Davivienda	203.8	383.1
Títulos de contenido crediticio derivados de procesos de titularización de subyacentes distintos de cartera hipotecaria		
Patrimonio autónomo Fiduciaria Davivienda Títulos	60.0	60.8
Fideicomiso Titularización Cementos Andinos	36,421.6	35,095.9
Fideicomiso Titularización Pagaré Argos	-	11,697.9
	36,481.6	46,854.6
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Certificados de depósito a término	1,667.7	34,332.7
Bonos Leasing Colombia	-	512.0
Bono Corfinsura	279.0	2,289.5
Bonos Leasing de Occidente	139.9	1,523.0
Bonos Leasing Corficolombiana	407.0	4,212.4
Bono BBVA	24,637.1	12,896.0
Bono Fundación WWB Colombia	-	954.6
Banco Santander	-	453.6
	27,130.7	57,173.8
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:		
Bono IPC Comcel	-	615.6
Bono IPC Éxito	-	1,548.5
Bono IPC Bavaria	1,692.4	1,114.0
Bono IPC Cementos Argos S.A.	-	438.3
Bono IPC Codensa	493.1	2,477.6
Bono IPC ISA	1,745.6	2,793.7
Bono IPC NQS Concesiones Urbanas	-	505.9
Bono IPC Alquería	2,658.6	-
Notas Patrimonio Fiduciaria Corficolombiana	-	6,757.7
Pagare Coviandes S.A.	6,411.3	6,832.2
	13,001.0	23,083.5
Títulos emitidos, avalados, garantizados o aceptados por gobiernos extranjeros		
Bono Brasil	-	5,311.5
Títulos emitidos, avalados o garantizados por organismos multilaterales de crédito:		
Bono IPC Bancoldex	-	4,650.6
Total inversiones negociables títulos de deuda	227,813.3	264,720.3

Continúa ⟶

(7) Inversiones *(Continuación)*

	Diciembre	Junio
PARA MANTENER HASTA EL VENCIMIENTO		
Títulos de deuda pública interna emitidos o garantizados por la Nación		
Títulos de Reducción de Deuda	40,191.8	18,171.6
Títulos emitidos, avalados o garantizados por Bancos del exterior		
Avantel	282.1	273.1
Otros títulos de deuda pública	994.3	-
Total para Mantener hasta el Vencimiento	41,468.2	18,444.7
DISPONIBLES PARA LA VENTA EN TÍTULOS DE DEUDA		
Títulos de deuda pública externa emitidos o garantizados por la Nación		
Títulos de Tesorería	42,847.9	49,507.0
Otros títulos de deuda pública		
Bono IPC Acueducto de Bogotá	1,709.5	-
Títulos de contenido crediticio derivados de procesos de titularización de cartera hipotecaria		
Tips Titularizadora Colombiana	9,944.1	-
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Certificados de Depósito a Término	62,399.9	12,688.6
Bono Bancolombia	9,609.4	-
Bono Leasing Colombia	29,700.6	26,974.4
Bono Leasing de Occidente	32,655.8	25,195.5
Bono Surenting S.A.	3,568.4	3,509.3
Bono Leasing del Valle S.A.	2,177.1	-
Bono subordinado IPC BBVA	15,158.6	-
Bono subordinado IPC	6,348.8	-
Bono Banco Centro Americano Integración Económica	4,490.0	4,547.2
Tips Titularizadora Colombiana	43,263.6	-
	209,372.2	72,915.0
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:		
Bonos Obligatoriamente Convertibles en Acciones	1,766.5	2,244.2
Bono IPC Alquería	5,317.1	-
Bonos IPC ISA	169.4	-
Bono IPC NQS	1,468.3	-
Notas Patrimonio Fiduciaria Corficolombiana	3,742.8	-
Bono EEB Internacional	20,898.4	-
Bono TGI Internacional	10,756.3	-
	44,118.8	2,244.2
Total disponibles para la venta títulos de deuda	307,992.5	124,666.2
DERECHOS DE RECOMPRA		
Negociables en títulos de deuda		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Tesorería	47,199.4	176,173.9
Bonos de Solidaridad para la Paz	247.2	5,630.2
Títulos de Reducción de Deuda	20,522.7	5,069.9
	67,969.3	186,874.0
Títulos de deuda pública externa emitidos o garantizados por la Nación:		
Títulos de Tesorería	15,667.7	-
Títulos emitidos, Avalados o Garantizados por FOGAFIN	-	1,038.8
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Certificados de depósito a término	-	7,687.2
Bonos Bancoldex	12,073.3	2,281.8
Bonos BBVA	-	2,937.5
TIPS Titularizadora Colombia	-	14,320.3
	12,073.3	27,226.8

Continúa →

(7) Inversiones *(Continuación)*

	Diciembre	Junio
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:		
Bonos IPC Comcel	-	446.9
Bonos IPC Bavaria	-	2,995.6
Bonos IPC ISA	-	3,255.1
Bonos IPC NQS	-	1,483.6
	-	8,181.2
Títulos emitidos, avalados o garantizados por organismos multilaterales de crédito:		
CDT Bancoldex	-	12,105.4
PARA MANTENER HASTA EL VENCIMIENTO		
Títulos de deuda pública interna emitidos o garantizados por la Nación		
Títulos de Reducción de Deuda	9,780.5	31,481.3
Otros títulos de deuda pública:		
Títulos de desarrollo agropecuario:		
Clase "A"	12,592.9	8,760.9
Clase "B"	20,517.2	16,307.9
	33,110.1	25,068.8
DISPONIBLES PARA LA VENTA EN TÍTULOS DE DEUDA		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Tesorería	318,436.4	286,597.4
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Bono Leasing Colombia	19,095.8	19,986.2
Bono Subordinado Leasing	202.6	-
CDT IPC Banco Davivienda	861.9	-
CDT Leasing de Crédito	617.7	12,772.3
	20,778.0	32,758.5
TOTAL DERECHOS DE RECOMPRA DE INVERSIONES	477,815.3	611,332.2

En cumplimiento con las instrucciones impartidas en la resolución número 1227 de julio 18, resolución 1822 de octubre 13 y la resolución 1906 de octubre 25 de 2006, en las cuales se realizó la aplicación de las "Metodologías de ajuste y actualización de márgenes de valoración" emitidas por la Superintendecia Financiera, se presenta el impacto de la aplicación de las mismas:

a. Resolución 1227 de julio 18 de 2006, la Corporación Financiera Colombiana S.A. informó oportunamente a la junta directiva y sus accionistas la decisión de amortizar en alícuotas diarias según lo autorizado en dicha resolución la pérdida total de $2.413.1, producto de la aplicación de los márgenes ajustados de valoración, hasta alcanzar el 100% de las mismas en un período máximo de un año a partir de esta fecha, es decir la amortización venció el 18 de julio de 2007.

Los títulos objeto de la aplicación de los márgenes de valoración fueron los correspondientes a: "Títulos emitidos por Bancos", "Títulos emitidos por entidades del sector real", "Títulos emitidos por Fogafin" , "Títulos emitidos por otras entidades Financieras", "Otras Titularizaciones crediticias" y "Títulos deuda pública distintos de TES de orden diferente al nacional"; estos títulos fueron clasificados de acuerdo con la tasa de referencia a la cual se encontraban indexados DTF, IPC y TASA FIJA. El saldo pendiente de diferir al 30 de junio de 2007 es de $82.1. A diciembre 31 de 2007 no existe saldo diferido.

Así mismo, se elaboró en el instructivo a la aplicación de la resolución 1227 de julio/2006 por el departamento de organización y métodos, el cual fue aprobado y divulgado por el representante legal de la Corporación.

Negociables - Títulos Participativos

	Diciembre 2007		
	Capital social	% participación	Valor de mercado
En Entidades del Sector Rea			
Mineros S.A.	$158,953.0	6.98	$44,646.8
En el Sector Financiero			
Banco de Occidente S.A.	4,110.8	0.26	7,509.4
			$52,156.2
En Fondos Comunes Ordinarios	-	-	35,960.6
			$88,116.8

	Junio 2007		
	Capital social	% participación	Valor de mercado
En Entidades del Sector Rea'			
Mineros S.A.	158,953.0	6.98	36,382.2
			36,382.2
En el Sector Financiero			
Banco de Occidente S.A.	$3,827.0	0.26	6,890.0
			$43,272.2
En Fondos Comunes Ordinarios	-	-	50,703.4
			$93,975.6

Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad

	Diciembre 2007									
	Valor patrimonio	Número de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor patrimonial	(*)	Valorización de mercado	Desvalorización	Provisión
Aerocali S.A.	14,247.3	126,654	33.33%	2,258.5	3,356.8	3,356.8	1	-	-	3,356.8
Alimentos derivados de la Caña	32,191.5	52,000	0.31%	26.1	26.1	35.9	3	9.9	-	-
Aquacultivos del Caribe S. A.	8,092.9	106,000	5.47%	658.8	477.4	420.1	6	-	0	477.4
AV Villas (Acciones Preferenciales)	602,405.6	20,763	0.01%	27.5	76.8	37.6	1	-	4.7	34.7
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-	-
Bladex S.A.	-	2,070	0.00%	40.4	41.4	78.4	1	37.0	-	-
C.I. Yumbo S.A.	25,348.9	11,001	0.10%	12.7	11.3	18.9	3	7.6	-	-
Cámara Compensación Divisas de Colombia S.A.	1,938.1	79,687,500	3.19%	79.7	79.7	61.8	2		17.9	
Cámara Riesgo Central Contraparte de Colombia S.A.	-	167,156,298	-	167.1	167.1		-			
Caribu Internacional S.A.		782,278,588	0.00%	782.3	782.3	-	-	-	-	782.3
Casa de Bolsa CorficolombianaS.A.	10,808.4	1,204,583	94.50%	4,286.5	7,320.4	10,347.0	1	3,026.6	-	-
Colombiana de Extrusión S.A. Extrucol	18,942.4	315,420	20.00%	2,526.0	1,784.8	3,715.9	2	1,931.1	-	-
Colombiana de Licitaciones y Concesiones Ltda.	31,355.8	1,964,422	99.99%	16,836.1	20,437.2	31,355.7	1	10,918.5	-	-
Colombina S.A.	295,724.5	32,683,321	7.59%	10,184.1	14,823.6	22,442.6	3	7,619.0	-	-
Compañía Aguas de Colombia	5,745.3	560,000	20.00%	448.4	1,096.7	1,096.7	4	-		827.9
Concesionaria Tibitoc S.A.	45,789.7	9,086,933	33.33%	12,799.5	9,822.7	14,789.4	1	4,966.7	-	-
Corporación Andina de Fomento	USD3,692.7	12	0.00%	287.2	176.2	272.1	8	95.9	-	-
Coviandes S.A.	103,301.4	68,002	0.25%	237.4	92.8	246.7	3	153.9	-	-
Deposito Central de Valores-Deceval	54,088.3	16,781	3.67%	822.1	1,273.0	1,990.9	1	717.9	-	-
Estudios Proyectos e Inversiones de los Andes S. A.	92,605.1	31,665,997	94.87%	52,437.5	40,980.3	87,858.6	1	46,878.3	-	-
Eternit Colombiana S. A.	45,030.1	99,850	0.26%	138.8	69.6	115.4	3	45.8	-	-
Empresa de Energía de Bogotá (1)	5,723,877.9	3,271,505	3.81%	211,953.5	211,953.5	215,610.5	2	3,657.0	-	-
Fiduciaria Corficolombiana S.A.	29,650.1	18,774,477	94.50%	25,427.4	19,659.0	28,019.4	1	8,360.4	-	-
Fiduciaria Occidente S. A.	58,205.5	606,494	4.44%	1,840.9	1,762.9	2,602.8	1	839.9	-	-
Futbolred.com S.A.	336.4	120,000	35.67%	361.6	361.6	-	3	-	-	361.6
Gas Natural S.A. E.S.P.	609,110.9	621,866	1.68%	27,796.8	27,796.8	30,631.2	2	2,834.4	-	-
Gasoducto del Tolima S.A.	10,138.2	230,711	5.80%	305.7	305.7	588.5	1	282.8	-	-
Hoteles Estelar de Colombia S.A.	130,188.6	24,920,837	84 91%	71,824.8	43,697.2	110,632.4	1	66,935.2	-	-
Huevos Oro Ltda.	10,902.3	1,133,593	99.99%	11,283.5	11,197.4	10,902.4	2	-	295.1	4,331.7
Inducarbón		2,528	0.09%	-	1.1	1.1	-	-	-	1.1
Industria Colombo Andina-Inca S.A.	23,309.3	1,985,607	0.67%	44.3	43.9	147.6	3	103.7	-	-
Industrias Lehner S.A.	21,935.7	24,111,860	49.83%	12,652.8	12,652.8	10,815.9	3	-	1,836.9	-
Jardin Plaza S.A.	33,817.7	888,000	17.76%	10,031.1	10,031.1	11,778.5	3	1,747.4	-	-
Leasing de Occidente S.A.	170,374.5	345,435,408	45.24%	56,009.2	61,381.2	77,079.6	1	15,698.5	-	-
Leasing Corficolombiana S.A.	53,815.7	109,394,977	94.50%	34,841.6	37,116.5	53,816.5	1	16,700.0	-	-
Lloreda S.A.	145,664.8	419,990,393	56.26%	65,955.6	131,324.0	-	1	-	32,572.4	98,751.6
Mavalle S.A.	7,158.1	30,000	3.75%	257.3	257.3	264.4	3	7.1		
Metrex S.A.	8,164.3	321,782	10.11%	168.4	168.4	359.2	3	190.8	-	-
Organización Pajonales S.A	73,822.9	1,060,813	94.99%	24,757.9	24,757.9	70,126.5	3	45,368.6	-	-
Petróleos Colombianos Limited	-	17,107	0.05%	111.4	99.9	-	9	-	-	99.9
Petróleos Nacionales S.A.	-	6,235,383	19.54%	-	257.3	-	-	-	-	257.3
Pizano S.A.	186,781.3	23,327,594	36.00%	31,503.4	27,591.9	27,591.9	3	-	-	2,537.3
Plantaciones Unipalma de los Llanos S.A.	48,486.0	1,054,175,677	54.53%	19,174.3	12,665.8	26,439.0	2	13,773.2	-	-
Proinversiones S.A.	2,994.9	437,266	3.02%	9.6	9.6	9.6	3	-	-	3.8

Continúa ⟶

Inversiones Disponibles para la venta Títulos Participativos con Baja o Mínima Bursatilidad *(Continuacion)*

	Diciembre 2007									
	Valor patrimonio	Número de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor patrimonial	(*)	Valorización de mercado	Desvalorización	Provisión
Promisión Celular S.A. Promicel	16,359.4	4,680,420	16.64%	5,642.5	4,803.8	3,067.6	8	-	1,736.2	-
Promotora de Inversiones Ruitoque S. A.	41.4	43,289,334	3.03%	703.7	747.8	747.8	4	-		281.4
Promotora la Enseñanza S.A.		490,042	2.45%		69.8	-	-			69.8
Promotora la Alborada S.A.		991,583,334	1.83%		316.3	-	-			316.3
Promotora y Comercializadora Turística Santamar S.A.	15,994.7	320,989,826	84.55%	10,973.4	9,498.6	9,498.6	3	-	-	2,914.6
Proyectos de Infraestructura S.A.	89,678.4	34,389,667	88.25%	105,204.7	68,375.9	89,316.6	1	20,940.7	-	-
Sociedad de Inversiones en Energía S.A.	366,298.8	14,485,627	10.31%	21,174.6	18,985.4	40,558.8	2	21,573.4	-	-
Sociedad Hotelera Cien Internacional S.A.	17,291.5	133,393	0.39%	60.9	58.4	68.1	3	9.7	-	-
Sociedad Transportadora de Gas del Oriente S.A.	49,257.7	18,534,891	20.00%	3,705.6	4,023.3	9,860.3	3	5,837.0	-	-
Tejidos Sintéticos de Colombia S.A.	19,004.5	52,786,049	94.99%	13,648.7	15,688.9	18,052.3	1	2,363.4	-	-
Textiles el Espinal S.A.	35,675.1	7,107,259	8.56%	2,399.1	2,399.1	2,399.1	1	-	-	479.8
Valle Bursátiles	744.5	509,277	5.05%	34.7	31.2	38.5	3	7.3	-	-
Valora S.A.	23,635.1	136,998,310	94.95%	22,110.9	19,247.9	24,078.9	2	4,831.0	-	-
Valores de Occidente S. A.	2,947.2	1,162,713	48.99%	2,357.3	2,257.4	1,326.2	3	-	931.2	-
Ventas y Servicios S. A.	1,827.7	64,599	19.90%	232.6	219.8	363.9	3	144.1	-	-
Provisión General de Inversiones (2)								-	-	419.6
					$896,839.40			$309,068.8	$37,394.4	$116,304.7

(a) No presentan valor patrimonial porque la Corporación no tenía información actualizada a diciembre 31 de 2007, estas inversiones están totalmente provisionadas.
(b) No presenta valor patrimonial por ser una empresa de reciente creación.
(*) Corresponde al valor de mercado para las inversiones adquiridas antes del 31 de agosto de 2002.
(**) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales.
(1) Valor patrimonio al 30 de noviembre 2007
(2) Valor patrimonio al 31 de octubre de 2007
(3) Valor patrimonio al 30 de septiembre de 2007
(4) Valor patrimonio al 31 de agosto de 2007
(5) Valor patrimonio al 30 de junio de 2007
(6) Valor patrimonio al 31 de diciembre de 2006
(7) Valor patrimonio al 30 de septiembre de 2006
(8) Valor patrimonio al 30 de junio de 2006
(9) Valor patrimonio al 31de mayo de 2006
(10) Valor patrimonio al 30 de noviembre de 2005
(11) Valor patrimonio al 31 diciembre de 1996

Con Alta y Media Bursatilidad

	Diciembre 2007					
	Capital social	Número de acciones	% de participación	Costo de adquisición	Valor en bolsa	Valor de mercado
Con alta bursatilidad						
Tablemac S.A.	35,557.6	3,019,057,079	11.88	4,226.6	10.31	31,126.5
Enka de Colombia (2)	62,597.7	34,448,128		1,963.3	15.10	520.2
Con media bursatilidad						
Promigas S.A.	13,198.5	19,123,532	14.37	$480,780.9	38,257.11	$731,611.1
AV Villas (Acciones ordinarias (3))	22,473.1	45,677	0.00	140.4	3,539.79	161.7
				$485,007.5		$763,419.5
Otros Títulos- Fibratolima						$1,347.3
Total inversiones disponibles para la venta						**$1,661,606.2**

(1) En diciembre 26 de 2007, se realizó la fusión de la Corporación con Proyectos de Energía S.A. como parte de los activos la Corporación recibió 2,017,721 acciones de la Empresa de Energía de Bogotá por $134,493,7 (Ver nota 4)

(2) En octubre de 2007, la inversión en Enka de Colombia cambió su bursatilidad pasando de ninguna cotización a alta bursartilidad, la reclasificación generó un ingreso por reintegro de provisión de $1,172.3

(3) En septiembre de 2007, la inversión en Banco AvVillas cambió su bursatilidad pasando de baja bursatilidad a media bursatilidad, la reclasificación no generó efectos en estado de resultados de este semestre.

Inversiones Disponibles para la venta Títulos Participativos con Baja o Mínima Bursatilidad

	Junio 2007									
	Valor patrimonio	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor patrimonial	(*)	Valorización de mercado	Desvalorización	Provisión
Aerocali S.A.	11,950.0	126,654	33.33%	2,258.5	3,356.8	3,982.9	2	-	-	3,356.8
Alimentos derivados de la Caña	33,371.6	52,000	0.25%	26.1	26.1	38.9	6	12.8	-	-
Aquacultivos del Caribe S. A.	7,680.1	106,000	5.47%	658.8	477.4	420.1	6	-	57.3	-
AV Villas (Acciones Ordinarias) (a)	537,509.0	11	0.00%	-	-	-	2	-	-	-
AV Villas (Acciones Preferenciales)	537,509.0	20,763	0.01%	27.5	80.5	33.5	2	-	12.3	34.7
Banco Corfivalle Panamá S.A.	USD$6.245.6	6,019,000	100.00%	11,800.9	11,800.9	12,245.2	2	444.3	-	-
Bladex S.A.	-	2,070	0.00%	220.9	40.4	78.6	1	38.2	-	-
C.I. Yumbo S.A.	21,918.9	11,001	0.10%	12.7	11.3	13.7	6	2.4	-	-
Cámara Compensación de Divisas de Colombia S.A	2,494.8	79,687,500	3.19%	79.7	79.7	79.5	6			
Caribu Internacional S.A. (a)	-	782,278,588	0.00%	782.3	782.3	-		-	-	782.3
Casa de Bolsa Corficolombiana S.A.	7,605.8	1.186.510	94.50%	4,141.9	7,175.8	7,320.4	2	144.6	-	-
Colmotores S.A.	610,285.6	38,496	0.12%	246.3	78.9	898.6	2	819.7	-	-
Colombiana de Extrusión S.A. Extrucol	16,832.2	315,420	20.00%	2,526.0	1,784.8	3,390.5	2	1,605.7	-	-
Colombiana de Licitaciones y Concesiones Ltda.	31,041.7	1,964,422	99.99%	21,781.4	20,437.2	31,041.6	2	10,604.4	-	-
Colombina S.A.	281,954.6	32,683,321	7.59%	10,184.1	14,823.6	21,297.7	3	6,574.1	-	-
Compañía Aguas de Colombia	5,629.6	560,000	20.00%	448.4	1,096.7	1,125.9	6	-	90.0	841.0
Concesionaria Tibitoc S.A.	45,873.9	9,086,933	33.33%	12,799.6	9,822.7	14,817.5	3	4,994.8	-	-
Corporación Andina de Fomento	USD3.692.7	12	0.00%	181.6	171.4	264.7	6	93.3	-	-
Coviandes S.A.	112,504.4	68,002	0.25%	237.4	92.8	228.0	6	135.2	-	-
Deposito Central de Valores-Deceval	45,245.5	16,781	3.67%	1,080.9	1,273.0	1,612.3	2	339.3	-	-
Enka de Colombia S.A.	404,645.4	20,734,072	0.35%	1,721.8	2,205.4	1,416.2	4	-	671.9	1,172.3
Estudios Proyectos e Inversiones de los Andes S. A.	91,291.0	31,665,997	94.87%	56,741.0	40,980.3	86,612.0	2	45,631.7	-	-
Estuidos y Desarrollos de Infraestuctura S.A. (d)	3,609.0	882,512	88.25%	1,398.6	1,398.6	3,184.9	3	366.0		
Eternit Colombiana S. A.	43,773.6	99,850	0.26%	138.8	69.6	109.5	1	39.9	-	-
Empresa de Energía de Bogotá (c)	5,305.210.0	1,253,787	1.46%	77,459.7	77,459.7	77,459.7	2	-	-	-
Fiduciaria Corficolombiana S.A.	29,309.1	18,774,476	94.50%	25,427.4	19,659.0	27,742.1	2	8,038.1	-	-
Fiduciaria Occidente S. A.	48,690.6	562,189	4.40%	1,561.8	1,483.8	2,180.8	4	697.0	-	-
Futbolred.com S.A.	336.4	120,000	35.67%	361.6	361.6	119.9	8	-	-	361.6
Gas Natural S.A. E.S.P.	506,262.2	621,866	1.68%	28,873.5	27,796.8	28,898.8	3	1,102.0	-	-
Gasoducto del Tolima S.A.	9,074.3	230,711	5.80%	305.7	305.7	526.9	4	221.2	-	-
General de Inversiones S.A.	1,057.0	1,890	94.50%	1.9	1.9	1.0	6	-	0.9	-
Hoteles Estelar de Colombia S.A.	106,837.7	24,504,786	84.91%	69,052.1	41,883.8	105,101.1	4	63,217.3	-	-
Huevos Oro Ltda.	10,841.9	1,133,593	99.99%	11,442.9	11,197.4	10,841.9	4	-	355.5	4,331.7
IBC Solutions	USD$2.036.5	2,499,275	37.50%	4,900.2	4,900.2	1,497.5	3	-	3,402.7	-
Inducarbón (1)		2,528	0.09%	0.3	1.1	-	10	-	-	1.1
Industria Colombo Andina-Inca S.A.	22,567.8	1,985,607	0.67%	44.3	43.9	151.2	6	-	-	43.9
Industrias Lehner S.A.	17,043.1	17,951,215	48.15%	9,513.5	9,984.4	8,097.6	4	-	1,886.8	-
Ingenio la Cabaña	359,208.3	535,436	2.85%	7,144.8	6,323.9	9,411.2	3	3,087.3	-	-
Jardin Plaza S.A.	32,028.3	888,000	17.76%	10,031.1	10,031.1	5,688.2	6	-	-	-
Leasing de Occidente S.A.	140,935.8	305,310,960	45.24%	47,227.2	52,599.2	63,761.1	2	11,161.9	-	-
Leasing Corficolombiana S.A.	51,453.4	99,951,575	94.50%	45,349.1	32,158.6	48,623.9	5	16,465.3	-	-
Lloreda S.A.	136,668.3	419,990,393	56.26%	66,255.9	131,324.0	76,889.6	2	-	32,572.4	98,751.6
Mavalle S.A.	6,966.7	30,000	3.75%	257.3	257.3	261.3	1			
Metrex S.A.	7,840.2	321,782	10.11%	168.4	168.4	324.7	3	156.3	-	-
Organización Pajonales S.A	74,722.0	1,060,813	94.99%	24,757.9	24,757.9	70,980.7	3	46,222.8	-	-
Proyectos de Energía S.A.(c)	-	145,150,846	94.99%	129,189.2	162,489.5	131,465.4	3	-	23,194.1	7,830.0
Petróleos Colombianos Limited	-	17,107	0.05%	97.3	97.3	-	9	-	-	97.3
Petróleos Nacionales S.A.	-	6,235,383	19.54%	125.3	257.3	-	11	-	-	257.3

Continúa ⟶

Inversiones Disponibles para la venta Títulos Participativos con Baja o Mínima Bursatilidad ***(Continuación)***

	Junio 2007									
	Valor patrimonio	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor patrimonial	(*)	Valorización de mercado	Desvalorización	Provisión
Pizano S.A.	175,850.8	23,327.594	36.00%	31,503.4	27,591.9	18,902.5	4	-	-	8,689.4
Plantaciones Unipalma de los Llanos S.A.	46,710.2	1,054,175,677	54.53%	19,174.3	12,665.8	25,470.7	4	12,804.9	-	-
Proinversiones S.A.	3,897.5	437,266	3.02%	9.6	9.6	5.8	7	-	-	3.8
Promisión Celular S.A. Promicel	16,359.4	4,680,420	16.64%	5,828.9	4,803.8	2,722.8	4	-	2,081.0	-
Promotora de Inversiones Ruitoque S. A.	41.4	43,289,334	3.03%	983.7	926.9	568.8	4	-	-	358.1
Promotora la Enseñanza S.A .(a)	-	490,042	2.45%	69.8	69.8	-		-	-	69.8
Promotora la Alborada S.A. (a)	-	991,383,354	1.83%	316.3	316.3	-		-	-	316.3
Promotora Inmobiliaria La Esperanza S.A.	6,997.3	11,089,059	55.51%	6,739.8	5,857.0	3,884.2	6	-	1,972.8	2,666.3
Promotora y Comercializadora Turística Santamar S.A.	16,446.3	286,198.636	75.33%	10,277.7	8,802.8	6,602.3	4	-	2,200.5	2,580.7
Proyectos de Infraestructura S.A. (c)	100,311.9	34,389.667	88.25%	67,757.1	68,375.9	92,336.1	2	23,960.2	-	-
Sociedad de Inversiones en Energía S.A.	357,635.1	14,485,627	10.70%	21,198.3	18,985.4	38,412.4	3	19,427.0	-	-
Sociedad Hotelera Cien Internacional S.A.	17,300.0	133,393	0.39%	60.9	58.4	65.0	6	6.6	-	-
Sociedad Transportadora de Gas del Oriente S.A.	47,118.6	18,534,891	20.00%	4,779.1	4,023.3	9,277.2	5	5,253.9	-	-
Tejidos Sintéticos de Colombia S.A.	19,282.9	52,786.049	94.99%	13,648.7	15,688.9	18,316.8	4	2,627.9	-	-
Textiles el Espinal S.A.	3,849.6	7,107,259	8.56%	2,399.1	2,399.1	3,410.3	6	1,011.2	-	-
Valle Bursátiles	713.0	509.277	5.06%	34.7	31.2	36.2	2	5.0	-	-
Valora S.A.	23,635.1	136,998,310	94.95%	22,110.9	19,247.9	22,433.1	3	3,185.2	-	-
Valores de Occidente S. A.	3,603.6	832.271	48.99%	1,671.3	1,571.5	1,760.8	2	189.3	-	-
Ventas y Servicios S. A.	1,915.5	64,599	19.90%	232.6	219.8	305.5	6	85.7	-	-
Provisión General de Inversiones								-	-	419.6
					$925,255.30			$290,772.50	$68,498.20	$132,965.6

(a) No presentan valor patrimonial porque La Corporación no tenía información actualizada a junio 30 de 2007, estas inversiones están totalmente provisionadas.

(b) No se presenta valor de la inversión por ser menor el valor en libros en cifras expresadas en millones de pesos.

(c) La Junta Directiva de la Corporación, autorizó recibir como dación en pago 1.253.787 acciones de la Empresa de Energía de Bogotá, para cancelar las obligaciones que tenia Proyectos de Energía S.A.. El monto de la operación se realizó así: Cancelación de la Cartera de Créditos por $44,419.5, intereses causados en cuentas contingentes $33,040.2, causación ingreso por diferidos $16,061.3, reversión de provisión de cartera de créditos $8,811.4. El total de la operación le generó a la Corporación un ingreso de $57,912.9.

(d) En abril de 2007 Proyectos de Infraestructura S.A. se escindió creándose la Empresa Estudios y Desarrollos de Infraestructura S.A. el monto escindido fue de $30.000.0, en junio de 2007, Estudios y Desarrollos de Infraestructura S.A. realizó una distribución anticipada de activos sociales, por entrar en proceso de liquidación, correspondiéndole a la Corporación $24,710.3, lo que generó un ingreso por $5,125.4. En septiembre de 2007 la Corporación registró la liquidación de la inversión esta operación generó un ingreso por $396.0.

(*) Corresponde al valor de mercado para las inversiones adquiridas antes del 31 de agosto de 2002.

(**) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales.

(1) Valor patrimonio al 30 de junio 2007
(2) Valor patrimonio al 31 de mayo de 2007
(3) Valor patrimonio al 30 de abril de 2007
(4) Valor patrimonio al 30 de marzo de 2007
(5) Valor patrimonio al 28 de febrero de 2007
(6) Valor patrimonio al 31 de diciembre de 2006
(7) Valor patrimonio al 30 de septiembre de 2006
(8) Valor patrimonio al 30 de junio de 2006
(9) Valor patrimonio al 31 de mayo de 2006
(10) Valor patrimonio al 30 de noviembre de 2005
(11) Valor patrimonio al 31 diciembre de 1996

Con Alta y Media Bursatilidad

	Junio 2007					
	Capital social	Número de acciones	% de paticipación	Costo de adquisición	Valor (*) en bolsa	Valor de mercado
Con alta bursatilidad						
Telemac S.A.	20,543.0	3,019,057,079	11.88	4,226.6	10.44	31,519.0
Con media bursatilidad						
Promigas S.A.	13,198.5	19,123,532	14.37	$480,780.9	25,489.08	$487,441.2
				$485,007.5		$518,960.2
						$1,347.3
Total inversiones disponibles para la venta						**$1,445,562.8**

No existen restricciones económicas y jurídicas sobre las Inversiones.

La Corporación evaluó y calificó bajo el riesgo crediticio la totalidad de las inversiones en títulos participativos, con excepción de las inversiones efectuadas en títulos clasificados como alta y media bursatilidad por la Superintendencia Financiera. El resultado fue el siguiente:

	Calificación		Provisión por riesgo Crediticio	
	Diciembre	Junio	Diciembre	Junio
Aerocali S.A.	D	D	$3,356.8	$3,356.8
Alimentos derivados de la Caña S.A	A	A	-	-
Aquacultivos del Caribe S.A.	E	A	477.4	-
AV Villas	A	A	-	-
Banco Corfivalle (Panamá) S.A.	A	A	-	-
Bladex S.A.	A	A	-	-
C.I. Yumbo S.A.	A	A	-	-
Caribú Internacional S.A.	E	E	782.3	782.3
Cámara de Compensación de Divisas de Colombia S.A.	A	A	-	-
Cámara de Riesgo Central de Contraparte de Colombian S.A.	A	-		
Casa de Bolsa Corficolombiana S.A.	A	A	-	-
Colmotores S.A.	A	A	-	-
Colombiana de Extrusión S.A. Extrucol	A	A	-	-
Colombiana de Concesiones y Licitaciones LTDA.	A	A	-	-
Colombina S.A.	A	A	-	-
Compañía Aguas de Colombia	C	D	827.9	841.0
Concesionaria Tibitoc S.A.	A	A	-	-
Corporación Andina de Fomento	A	A	-	-
Coviandes S.A.	A	A	-	-
Depósito Central de Valores- Deceval	A	A	-	-
Enka de Colombia S.A. (*)	-	C	-	688.7
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-
Estudios y desarrollo de infraestructura S.A.	-	A	-	-
Eternit Colombiana S.A.	A	B	-	-
Empresa de Energía de Bogotá	A	A	-	-
Fiduciaria Corficolombiana S.A.	A	A	-	-
Fiduciaria de Occidente S.A.	A	A	-	-
Futbolred.com S.A.	E	E	361.6	361.6
Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
General de Inversiones S.A.	-	A	-	-
Hoteles Estelar de Colombia S.A	A	A	-	-
Huevos Oro Ltda.	C	C	4,331.7	4,331.7
IBC Solutions	-	A	-	-
Inducarbón	E	E	1.1	1.1
Industria Colombo Andina-Inca S.A.	A	C	-	43.7
Industrias Lehner S.A.	A	A	-	-
Ingenio la Cabaña	-	A	-	-
Jardín Plaza S.A.	A	A	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing Corficolombiana S.A.	A	A	-	-
Lloreda S.A.	D	E	98,751.6	98,751.6

Continúa →

	Calificación		Provisión por riesgo Crediticio	
	Diciembre	Junio	Diciembre	Junio
Mavalle S.A.	A	A	-	-
Metrex S.A.	A	A	-	-
Organización Pajonales S.A	A	A	-	-
Proyectos de Energia S.A	-	A	-	-
Petróleos Colombianos Limited	E	E	99.9	97.4
Petróleos Nacionales S.A.	E	E	257.3	257.3
Pizano S.A.	B	C	2,537.1	8,689.8
Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	C	C	3.8	3.8
Promisión Celular S.A. Promicel	A	A	-	-
Promotora de Inversiones Ruitoque S.A.	C	C	281.4	358.1
Promotora Inmobiliaria La Esperanza S.A.	-	C	-	2,666.3
Promotora y Comercializadora Turística Santamar S.A.	C	C	2,914.6	2,580.3
Promotora la Alborada S.A.	E	E	316.3	316.3
Promotora la Enseñanza S.A	E	E	69.8	69.8
Proyectos de Infraestructura S.A.	A	A	-	-
Sociedad de Inversiones en Energía S.A.	A	A	-	-
Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	B	A	479.8	-
Valle Bursátiles	A	A	-	-
Valora S.A.	A	A	-	-
Valores de Occidente S.A.	A	A	-	-
Ventas y Servicios	A	A	-	-
			$115,850.4	124,197.6
Provisión riesgo de mercado títulos participativos			34.7	8,348.4
Provisión general de inversiones			419.6	419.6
			116,304.7	$132,965.6
Provisión títulos mixtos Fibratolima			1,347.3	1,347.3
Provisión títulos de deuda			7,607.9	7,855.3
Total provisiones			**125,259.9**	**$142,168.2**

(*) EnKa de Colombia no presenta calificación por tener alta bursatildiad.

Provisión de Inversiones

	Diciembre	Junio
Saldo inicial	$142,168.2	$136,240.7
Mas:		
Provisión cargada a gastos del ejercicio	2,244.3	11,413.1
Ajuste en cambio	2.4	-
	144,414.9	147,653.8
Menos:		
Reintegros de provisión	19,155.0	4,739.8
Ajuste en cambio	-	13.8
Por liquidación de la inversión Agrotimbio	-	732.0
Saldo final	$125,259.9	$142,168.2

La siguiente es la maduración de la inversiones:

	Portafolio diciembre 31 de 2007						
	De 0 a 30 días	De 31 a 60 días	De 61 a 90 días	De 91 a 180 días	De 181 a 360 días	Más de 360 días	Total general
Portafolio consolidado							
Negociables	100,236	-	-	1,669	3,364	218,254	323,523
Disponibles	-	50	-	14,177	34,348	598,632	647,207
Al Vencimiento	9,560	-	-	11,165	13,380	49,972	84,077
Total general	109,796	50	-	27,011	51,093	866,858	1,054,808
Forward compra titulos consolidado							
Derechos	84,413	-	-	-	-	-	84,413
Obligacion	-84,498	-	-	-	-	-	-84,498
Total	-85	-	-	-	-	-	-85
Forward venta titulos consolidado							
Derechos	-201,811.9	-	-	-	-	-	-201,811.9
Obligacion	202,530.5	-	-	-	-	-	202,530.5
Total	719	-	-	-	-	-	719
Forward compra divisas							
Derechos	1,063,208.0	97,190.7	124,905.0	239,930.9	79,794.0	-	1,605,028.8
Obligacion	-1,060,613.9	-101,690.4	-125,524.7	-237,526.2	-79,505.54	-	-1,604,860.9
Total	2,594.1	-4,499.6	619.7	2,404.7	288.6	-	168.0
Forward venta divisas							
Derechos	1,230,388.9	95,163.9	328,636.4	153,261.2	121,411.0	1,705.1	1,930,566.4
Obligacion	-1,221,287.9	-94,296.5	-312,105.0	-153,309.0	-120,314.4	-1,704.5	-1,903,017.3
Total	9,101.0	867.4	16,531.4	-47.8	1,096.6	0.6	27,549.1

	Portafolio junio 30 de 2007						
	De 0 a 30 días	De 31 a 60 días	De 61 a 90 días	De 91 a 180 días	De 181 a 360 días	Más de 360 días	Total general
Portafolio consolidado							
Negociables	49,448	11,866	2,861	3,533	23,949	408,491	500,147
Disponibles	-	-	-	-	10,120	433,903	444,022
Al Vencimiento	1,428	202	535	2,227	20,676	49,539	74,608
Total general	50,876	12,068	3,396	5,760	54,745	891,933	1,018,777
Forward compra titulos consolidado							
Derechos	220,495	1,994	804	-	-	-	223,293
Obligacion	-220,965	-1,995	-805	-	-	-	-223,765
Total	-470	-1	-1	-	-	-	-472
Forward venta titulos consolidado							
Derechos	209,453.1	-	-	-	-	-	209,453.1
Obligacion	-207,422.1	-	-	-	-	-	-207,422.1
Total	2,031	-	-	-	-	-	2,031
Forward compra divisas							
Derechos	913,360.0	269,601.1	8,664.3	237,715.4	218,617.8	9,803.1	1,657,761.7
Obligación	-925,048.4	-278,127.3	-8,631.8	-251,219.5	-223,760.1	-9,825.2	-1,696,612.4
Total	-11,688.4	-8,526.2	32.5	-13,504.2	-5,142.3	-22.1	-38,850.7
Forward venta divisas							
Derechos	1,204,688.5	253,945.2	168,705.4	192,476.8	169,035.4	132.7	1,988,984.1
Obligacion	-1,179,805.3	-222,281.2	-159,622.2	-173,675.2	-154,548.5	-129.4	-1,890,061.8
Total	24,883.1	31,664.0	9,083.3	18,801.6	14,486.9	3.3	98,922

(8) Cartera de Créditos

A diciembre 31 de 2007 no presenta saldo por Cartera. Al 30 de junio de 2007 correspondía a cartera comercial vigente - otras garantías por valor de $91.3.

El siguiente es el detalle de la cartera por zona geográfica:

	Junio 2007	
Ciudad	**Saldo**	**% participacion**
Bogotá	$91.3	100
Total (*)	$91.3	-

(*) La disminución de la cartera obedece a la cancelación del crédito de proyectos de energía como se comenta en la Nota 6.

El siguiente es el detalle de la cartera por destino económico:

	Junio 2007	
Ciudad	**Saldo**	**% participacion**
Comercio al por mayor y al por menor	$91.3	100
	$91.3	-

Al 30 de junio de 2007 la Corporación evaluó el 100% de la cartera de créditos, intereses y otros conceptos. El resultado de la calificación fue el siguiente:

	Junio 2007							
	Capital	**Intereses**	**Otros conceptos**	**Total**	**Garantía**	**Capital**	**Provisión intereses y otros**	**Total provisión**
Otras Garantías Comercial								
A - Normal	$91.3	1.1	$11,146.8	$11,239.2	-	0.9	527.2	528.1
B - Aceptable	-	-	0.2	0.2	-	-	-	-
C - Apreciable	-	-	1.5	1.5	-	-	1.5	1.5
D - Significativo	-	-	2.5	2.5	-	-	2.5	2.5
E - Irrecuperable	-	-	212.5	212.5	-	-	212.5	212.5
	91.3	1.1	11,363.5	11,455.9	-	-	743.7	744.6
Provisión General	-	-	-	-	-	0.9	-	0.9
	$91.3	1.1	11,363.5	11,455.9	-	1.8	743.7	743.7

Provisión para Cartera de Créditos

	Diciembre	Junio
Saldo inicial	$1,8	$9,307.2
Mas:		
Provisión cargada a gastos		-
		9,307.2
Menos:		
Reintegros de provisión llevadas a ingreso comercial	1.8	9,305.4
Saldo final		1.8
Total Cartera de Creditos	-	$89.5

(9) Aceptaciones y Derivativos

	Diciembre	Junio
Derechos operaciones de contado	$101,835.3	190,277.7
Obligaciones operaciones de contado	(101,917.0)	(190,469.9)
Derechos operaciones forward	3,653,180.2	3,711,660.0
Obligaciones operaciones forward	(3,625,071.0)	(3,651,211.0)
Derechos de venta futuros	67,456.2	20,568.0
Obligaciones de venta futuros	(67,200.7)	(20,568.0)
Derechos swaps	475,707.0	1,649.0
Obligaciones swaps	(471,249.9)	(1,279.0)
Utilidad Call sobre divisas	59.1	-
Pérdida Put sobre divisas	(22.9)	-
	$32,776.3	60,626.8

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que con lleva a efectuar operaciones de cobertura mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita.

Relación de saldos promedios comparativos sobre obligaciones, derechos, utilidad y pérdida

	Junio 2007				Diciembre 2006			
	Venta	Variación %	Compra	Variación %	Venta	Variación %	Compra	Variación %
Derechos								
Divisas	2,178,153.7	17.82	1,842,087.0	13.74	1,848,733.5	2.95	1,619,586.9	1.29
Títulos	186,301.6	-24.05	167,676.4	3.57	245,288.8	-22.40	161,889.2	-26.55
	2,364,455.3		2,009,763.4		2,094,022.3		1,781,476.1	
Obligaciones								
Divisas	2,142,583.2	22.23	1,844,028.1	11.39	1,752,902.1	0.59	1,655,499.6	31.01
Títulos	185,406.7	-24.16	167,896.5	3.54	244,456.1	-23.06	162,162.8	-8.88
	2,327,989.9		2,011,924.6		1,997,358.2		1,817,662.4	
	Utilidad		**Pérdida**		**Utilidad**		**Pérdida**	
Resultado Promedio Mensual	6,197.5	-71.80	4,691.8	100.00	21,978.4	10.66	17,023.3	100.00

Los plazos mínimos y máximos oscilaron entre 3 y 365 días durante los ejercicios terminados el 31 de diciembre y 30 de junio de 2007.
No existían limitaciones, ni restricciones de ningún tipo para la ejecución de estos contratos.

(10) Cuentas por Cobrar

Provisión para Cartera de Créditos

	Diciembre	Junio
Intereses		
Cartera de créditos	$-	1.1
Otros:		
Fondos Interbancarios vendidos	0.1	75.9
Préstamos a empleados	13.4	74.1
Diversos	637.4	195.5
	$650.9	346.6
Otras		
Dividendos y participaciones	$6,108.9	10.293.0
Arrendamientos	277.0	313.1
Venta de bienes y servicios (1)	48,103.2	7.462.7
Pagos por cuenta de clientes	179.9	183.9
Anticipos contratos y proveedores	9,040.7	1,822.9
Adelantos al personal	57.8	53.5
Impuesto a las ventas por pagar Débito	1,980.0	2,993.3
Diversos (2)	11.176.0	35.086.2
	$76.923.5	58.208.6

Provisión para Cuentas por Cobrar

Saldo inicial	$2,098.3	1,618.6
Más:		
Provisión cargada a gastos de operación comercial	53.4	153.1
Ajuste contabilización período anterior	-	495.7
	2,151.7	2,267.4
Menos:		
Reintegros de provisión comercial	272.9	169.1
Castigos cuentas por cobrar	17.6	-
	$1.861.2	2.098.3

(1) A diciembre 31 de 2007 este rubro comprende : Interconexión Electríca S.A. por $38,000, Ingenio la Cabaña por $6,343.8. A Junio 30 de 2007: Valora S.A. $1,559.6, San Ingenieros S.A. $1,559.6, Fiducol S.A. $1,121.9 Cargraphics S.A. $432.9, Concecol Ltda.. $2,013.7, Inversiones Gaviria S.A. $449.7, Acrecer S.A. $346.3.

(2) A diciembre 31 de 2007 Operaciones de Mesa de dinero con los siguientes clientes: Union Bank of Switzerland $5,977.8, Bancolombia $686.6, Montajes Morelco Ltda. $321.3, Subfondo Bear Stearns & Co. Inc. $169.6. A junio 30 de 2007: Cuentas por cobrar por operaciones de recompra por parte de la República de Colombia de Bonos emisión 2009 y 2010 con fecha de cumplimiento julio 5 de 2007 correspondiente a los siguiente clientes: Wachovia Securities $29,305.4, operaciones de la Mesa de dinero con los siguientes clientes: Aseguradora Colseguros S.A. $1,581.7, Standard Bank London N.Y $701.1.

(11) Bienes Realizables y Bienes recibidos en dación en pago

Bienes recibidos en pago

	Diciembre	Junio
Bienes inmuebles	$27,845.2	33,421.3
Bienes muebles	2,460.4	2,460.4
	30,305.6	35,881.7
Menos provisión	(24,687.5)	(29,026.6)
	$5,618.1	6,855.1

Bienes no utilizados en el objeto social

	Diciembre	Junio
Terrenos	$585.9	596.0
Edificios	-	60.2
	585.9	656.2
Depreciación	-	(58.5)

El detalle de los bienes recibidos en pago, de acuerdo con el tiempo de permanencia, es el siguiente:

Menor de	Menor de 1 año	Entre 1 y 3 años	Entre 3 y 5 años	Más de 5 años	Total	Provisión
31 de diciembre						
Inmuebles	$-	448.7	2,984.0	24,412.5	27,845.2	22,227.1
Muebles	-	728.8	1,654.1	77.5	2,460.4	2,460.4
	-	1,177.5	4,638.1	24,489.9	30,305.6	24,687.5
30 de junio						
Inmuebles	$-	444.1	5,682.6	27,294.6	33,421.3	26,566.2
Muebles	728.8	-	1,731.6	-	2,460.4	2,460.4
	$728.8	444.1	7,414.2	27,294.6	35,881.7	29,026.6

La Administración considera que la inmovilización y materialidad de estos activos no producirá efectos negativos importantes sobre los estados financieros. Actualmente la Corporación adelanta las gestiones para la realización de estos bienes dentro de los plazos establecidos por la Superintendencia Financiera En términos generales el estado de los bienes es bueno, para aquellos que han sufrido deterioro se han constituido las provisiones necesarias.

La Corporación tiene avalúos y pólizas de seguros de sus bienes.

Provisión para Bienes recibidos en Pago

	Diciembre	Junio
Saldo inicial	$29,026.6	$42,537.5
Más:		
Provisión cargada a gastos del ejercicio (*)	73.3	314.0
	29,099.9	42,851.5
Menos:		
Reintegros de provisión	17.2	72.5
Utilización venta bienes recibidos en pago	4.395.2	13.752.4
	$24.687.5	$29.026.0

(*) En la provisión de bienes recibidos en pago se contabilizó durante el primer semestre de 2007 una provisión adicional de $99,4 correspondiente a la provisión de derechos en fideicomiso de bienes recibidos en pago.

(12) Propiedades y Equipo

	Diciembre	Junio
Terrenos	$3,281.3	3,525.7
Edificios	11,544.2	13,965.2
Equipo, muebles y enseres	9,084.3	8,942.1
Equipos de Computo	8,929.4	9,278.9
Vehículos	903.8	932.4
Equipo de Movilización (Acensores)	360.7	-
	34,103.7	36.644.3
Depreciaciones		
Edificios	(6,855.0)	(8,001.3)
Equipo, muebles y enseres	(7,553.6)	(7,826.5)
Equipos de computo	(8,477.1)	(8,878.3)
Vehículos	(297.0)	(253.0)
Equipo de Movilización y Maquinaria	(7.5)	-
	(23,190.2)	(24,959.1)
Menos:		
Provisión	-	300.0
Total propiedades y equipo	$10,913.5	11.385.2
Valorizaciones	20,541.8 (*)	19,908.8
	$20,541.8	19,908.8

(*) Este rubro comprende la valorizaciónde Activos Fijos por $19,774.9 y Bienes de Arte y cultura por $766.9.

La depreciación total registrada al gasto durante el segundo y primer semestre de 2007 fue de $632.5 y $642.1 respectivamente.

La Corporación ha mantenido medidas necesarias para la conservación y protección de sus activos. Al 30 de diciembre y 30 de junio 2007 existían pólizas de seguros para cubrir riesgos de sustracción, incendio, terremoto, asonada, motín, explosión, erupción volcánica, baja tensión, predios, pérdida o daños a oficinas y vehículos.

La Corporación cuenta con avalúos de sus Bienes Inmuebles y no existen hipotecas o reservas de dominio sobre los bienes, ni han sido cedidos en garantía prendaria.

(13) Otros Activos

Aportes Permanentes

Para los semestres de 2007 existían aportes permanentes en clubes sociales por $83.2.

Gastos Anticipados y Cargos Diferidos

El movimiento de los gastos anticipados y los cargos diferidos durante los semestres terminados al 31 de diciembre de 2007 es el siguiente:

	Diciembre	Amortización	Cargos	Junio
Gastos anticipados				
Intereses	$0.5	1.2	1.4	$0.3
Seguros	320.0	1,824.7	2,061.3	83.4
Mantenimiento programas para computador	1.7	9.8	-	11.5
Comisiones pagadas por productos derivados	100.3	220.4	320.7	-
Otros	187.2	663.9	744.8	106.3
Cargos diferidos				
Organización y preoperativos	58.8	12.3		71.1
Remodelación	277.9	1,471.1	1,386.1	362.9
Estudios y proyectos	121.9	62.9	156.9	27.9
Programas para computador software	771.9	368.8	334.8	805.9
Útiles y papelería	24.4	95.3	86.0	33.7
Mejoras a propiedades tomadas en arriendo	292.8	854.5	1,130.3	17.0
Publicidad y propaganda	463.3	122.2		585.5
Impuestos	-	260.8	1.0	259.8
Contribuciones y afiliaciones	32.0	874.0	906.0	-
Pérdida en valoración de inversiones	-	82.1		82.1
Otros	-	432.3	364.6	67.7
	$2,652.7	7,356.3	7,493.9	$2,515.1

	Diciembre	Junio
Otros		
Créditos a empleados	$2,398.8	2,597.0
Otros créditos empleados	2.7	2.7
Depósitos en garantía	25.7	25.7
Depósitos en contratos de futuros	4,960.1	28,369.3
Bienes de arte y cultura	266.8	252.9
Derechos en fideicomiso (1)	45,117.1	57,141.7
Diversos (2)	7,395.9	10,599.2
	$60,167.1	98,988.5
(1) Derechos en fideicomisos		
Fideicomiso para desarrollo inmobiliario	$ 23,628.5	35,912.8
Fideicomiso de administración de cartera (*)	5,462.1	5,195.9
Fideicomiso bienes realizables y recibido en pago	15,680.9	15,687.4
Fideicomiso de propiedad y equipo	345.6	345.6
	$45,117.1	57,141.7

(2) Este rubro comprende a Diciembre de 2007: Anticipo de Renta $4,682.0, Retención en la Fuente $12.3, Sobrantes de anticipos y Retenciones $2,669.5, Anticipo de Industria y Comercio $28.5, Caja Menor $3.4. Junio 30 de 2007: Anticipo de Renta $3,707.4, Retención en la Fuente $6,782.6

(*) De acuerdo con la nota 3 "Cesión de activos, pasivos y contratos" de los Estados Financieros al corte de junio de 2006, se cedieron los derechos del Patrimonio B al Banco de Bogotá, en el contrato se estableció que los beneficios o recuperaciones recibidos en exceso del valor nominal del patrimonio, descontados del costo de fondeo y la administración serán para Corficolombiana. Teniendo en cuenta que el Banco de Bogotá recuperó el valor nominal de este patrimonio, le cedió a la Corporación los derechos del Patrimonio B, por lo anterior se registró $7,170.8 con contra partida a un ingreso diferido, los cuales se están registrando en la medida que la fiduciaria reciba los pagos.

Calificación Créditos a Empleados

El siguiente es el detalle de la calificación de los Créditos de Empleados y Exempleados:

	Diciembre				
	Vivienda - Consumo	Intereses	Total	Provisión	Garantías
Calificación Créditos de Empleados					
A-Normal	$2.076.3	11.5	2.085.1	-	3.809.6
	$2.076.3	11.5	2.085.1	-	3.809.6
Calificación Créditos a Exempleados					
A-Normal	$277.6	1.9	279.5	-	367.1
D-Subnormal	0.2	0.0	0.2	-	0.2
E-Irrecuperable	47.3	0.0	47.3	39.8	80.1
	$325.1	1.9	327.0	39.8	447.4

	Junio				
	Vivienda - Consumo	Intereses	Total	Provisión	Garantías
Calificación Créditos de Empleados					
A-Normal	$2.129.0	11.6	2.140.6	-	3.494.8
	$2.129.0	11.6	2.140.6	-	3.494.8
Calificación Créditos a Exempleados					
A-Normal	$304.8	1.4	306.2	-	652.3
B-Subnormal	3.0	0.1	3.1	-	9.0
E-Irrecuperable	160.2	17.7	177.9	166.5	190.6
	$468.0	19.2	487.2	166.5	851.9

Provisión de Activos

	Diciembre	Junio
Saldo inicial	$22,910.5	23,237.5
Más:		
Provisión cargada a gastos del ejercicio	113.3	240.6
	23,023.8	23,478.1
Menos:		
Reintegros de provisión	217.0	548.6
Utilización en venta derechos fideicomisos bienes recibidos en pago,	888.8	19.0
Castigo Préstamo de Ex empleados	109.6	-
Saldo final	$21,808.4	22,910.5

(14) Depósitos y Exigibilidades

	Diciembre	Junio
Certificados de depósito a término:		
Emitidos a menos de 6 meses	$157,088.9	140,753.0
Emitidos igual a 6 meses y menos de 12 meses	249,453.4	233,995.5
Emitidos igual o superior a 12 meses	299,521.2	299,699.3
	$706,063.5	674,447.8
Cuentas de ahorro	256,162.9	188,673.4
Depósitos especiales	226.0	117.5
Bancos y corresponsales	2,310.1	3,911.2
Exigibilidades servicios bancarios	386.0	353.4
	$259,084.7	867,503.3

(15) Fondos Interbancarios Comprados y Pactos de Recompra

	Diciembre	Junio
Compromisos de Recompra de Inversiones	$451,779.6	$553,935.4
Fondos Interbancarios comprados	92,837.0	61,975.0
	$544,616.6	$615,910.4

Las tasas utilizadas en estas operaciones durante el período terminado el 31 de diciembre y 30 de junio de 2007 oscilaron entre el 9.77% y 8.17%; y entre 9.66% y 3.09% respectivamente.

(16) Créditos de Bancos y Otras Obligaciones Financieras

Los créditos de bancos y otras obligaciones financieras incluyen saldos con vencimientos a corto plazo, cuyo detalle se presenta a continuación:

	Junio 2007					
	Capital	Intereses	Tasa de interés efectica	Corto plazo	Mediano plazo	Total
Bancos del Exterior						
Dólares	$29,409.1	22.7	LIB+0.25%	29,409.1	-	29,409.1
	$29,409.1	22.7	LIB+0.25%	29,409.1	-	29,409.1

(17) Cuentas por Pagar

	Diciembre	Junio
Impuestos		
Impuesto a las ventas por pagar	$-	705.1
Renta y complementarios	-	5,868.0
Industria y comercio	110.8	44.1
Timbres	1.4	-
Sobretasas y otros	5,156.8	5,074.9
Arrendamientos	582.9	658.4
Contribución sobre transacciones	12.2	5.5
Promitentes compradores (1)	598.4	1,374.0
Proveedores	1,248.6	988.8
Retenciones y aportes laborales	2,633.8	2,652.0
Cheques girados y no cobrados	154.0	213.9
Diversas (2)	3,602.1	2,670.8
	$14,101.0	20,255.5

(1) A diciembre 31 de 2007 este rubro corresponde a: Alianza Fiduciaria S.A. $260.0, Instituto Nacional de Concesiones $237.8, Inversiones Cygnus y Cía S.C.A $66.9, Otros $33.7. A Junio 30 de 2007 este rubro correspondía a: Alianza Fidudiciaria S.A. $757.7, Instituto Nacional de Concesiones $237.8. Otros $378.5

(2) A diciembre 31 de 2007 este rubro corresponde principalmente a cuentas por pagar por operaciones mesa de dinero: JP. Morgan Chase NY $353.0, BNP Paribas $273.5, Citibank $594.8, Interconexión Eléctrica $369.1, Isagen $116.4. A Junio 30 de 2007 este rubro correspondía principalmente a cuentas por pagar por operaciones mesa de dinero $1,519.4 por operaciones Foward, entre otros.

(18) Otros Pasivos

Obligaciones Laborales Consolidadas

	Diciembre	Junio
Cesantías consolidadas	$-	$172.3
Intereses sobre cesantías	-	9.9
Vacaciones consolidadas	-	1,028.0
Otras prestaciones sociales	1,174.3	289.0
	$1,174.3	$1,499.4

Pensiones de Jubilación

El estudio del cálculo actuarial se elabora de acuerdo al Decreto 2783/01, teniendo en cuenta una Tasa Dane del 10,547% y una Tasa de descuento 16,532%.

Hace parte del cálculo actuarial una persona (hombre), el cual es pensionado directo de la Corporación.

El cálculo actuarial se encuentra totalmente amortizado

	Diciembre	Junio
Monto total del cálculo actuarial	$1,239.1	$1,192.2
Valor pensiones causadas durante el semestre	37.8	62.7
Porcentaje de amortización	100%	100%

Ingresos Anticipados

El movimiento de los ingresos anticipados por el semestre terminado al 31 de diciembre de 2007, es el siguiente:

	Diciembre	Cargos	Abonos	Junio
Comisiones	$424.9			$424.9
Comisiones recibidas por productos derivados	83.6	59.9	143.5	-
Otros	-	96.2	-	96.2
	$508.5	156.1	143.5	$521.1

Otros (abonos diferidos)

	Diciembre	Cargos	Abonos	Junio
Utilidad en venta de activos	$1,166.6	2,902.4	2,855.3	$1,213.7
Utilidad por ajuste valoración de inversiones (1)	-	1.7	-	1.7
Patrimonio autonomo B por amortizar (2)	5,107.6	4,781.6	5,047.7	4,841.5
Otros Abonos diferidos	507.7	89.8	597.5	-
	$6,781.9	7,775.5	8,500.5	$6,056.9

(1) Corresponde al ajuste y actualización de márgenes de valoración de acuerdo a la resolución 1227 de julio de 2006.

(2) Corresponde a Nota 12 en Derechos en Fideicomisos.

(19) Pasivos Estimados y Provisiones

	Diciembre	Junio
Obligaciones laborales	$1,174.3	$1,531.6
Impuestos de ICA	0.5	5,475.3
Multas y sanciones litigios, indemnizaciones	643.2	643.2
Multas y sanciones Superfinanciera	67.3	82.7
Diversos (1)	1,794.8	4,437.4
	$3,680.1	$12,170.2

(1) Incluye provisiones para cubrir gastos por servicios públicos y contingencia reclamación bonos pensionales 1998.

(20) Capital Social

Para los semestres del 2007 el capital autorizado era de $1,715, representado en acciones de valor nominal $10 pesos cada una.

	Diciembre 2007
Número Acciones Preferenciales	10,496,823
Número Acciones Ordinarias	154,884,915
Total acciones suscritas y pagadas	165,381,738

El dividendo mínimo preferencial que devenga cada acción es igual al 2% anual del precio de suscripción en pesos Colombianos, dividendo que se ajusta cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente, por la autoridad competente Colombiana, para cada año calendario.

(21) Reservas

Legal

De acuerdo con disposiciones legales vigentes en Colombia, todo establecimiento de crédito debe constituir una reserva legal, apropiando el diez por ciento (10%) de las utilidades líquidas de cada ejercicio, hasta llegar como mínimo al cincuenta por ciento (50%) del capital suscrito. La reserva podrá ser reducida a menos del cincuenta por ciento (50%) del capital suscrito, cuando tenga por objeto enjugar pérdidas acumuladas que excedan del monto total de las utilidades obtenidas en el correspondiente ejercicio y de las no distribuidas de ejercicios anteriores cuando el valor liberado se destine a capitalizar la entidad mediante la distribución de dividendos en acciones.

La reserva no podrá destinarse al pago de dividendos ni cubrir gastos o pérdidas durante el tiempo en que la Corporación tenga utilidades no repartidas.

También se registra como reserva legal la prima en colocación de acciones, correspondiente a la diferencia entre el valor pagado por la acción y su valor nominal.

Al 31 de diciembre y 30 de junio de 2007 la reserva legal era de $574,784.8

Estatutarias y Ocasionales

El siguiente es el detalle de las reservas estatutarias y ocasionales al 31 de diciembre y 30 de junio de 2007.

	Diciembre	Junio
Reserva valoración de inversiones negociables (1)	$380,665.6	$380,665.5
Otras reservas a disposición de la asamblea para futuros repartos	182,810.8	189,577.4
	$563,476.4	$570,242.9

(1) De acuerdo con disposiciones legales se debe efectuar una reserva para las utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

(22) Ganancias o Pérdidas no Realizadas en Inversiones

	Diciembre	Junio
Títulos Participativos		
Promigas S.A.	$250,830.1	$27,292.3
Tablemac S.A.	26,899.7	6,660.3
Enka de Colombia S.A.	(1,884.0)	-
Banco Av Villas S.A.	21.3	-
	275,867.1	33,952.6
Títulos de deuda	(16,420.0)	(19,231.9)
	$259,447.1	$14,720.7

(23) Cuentas Contingentes

	Diciembre	Junio
Acreedoras		
Avales	$252.5	$252.5
Garantía bancarias	46,741.9	53,540.1
Cartas de crédito	-	-
Obligaciones en opciones	47,671.2	23,807.9
Por litigios estipulados en moneda legal (*)	52,310.4	46,744.9
Otras contingencias	4,990.6	5,675.3
	$151,966.5	$130,020.7
Deudoras		
Derechos en Opciones	$47,719.5	$23,796.9
Pérdida fiscal por amortizar	49,147.5	170,047.7
Exceso renta presuntiva líquida ordinaria	216,294.4	165,899.1
Otras contingencias	1,790.9	2,051.4
	$314,952.3	$361,795.1

(*) Corresponde a contingencias pasivas derivadas de procesos judiciales en contra, cuyo fallo adverso es de ocurrencia remota de acuerdo al concepto del área jurídica de la Corporación.

(24) Cuentas de Orden

	Diciembre	Junio
Deudoras		
Bienes y valores entregados en garantía	$518,802.6	$642,986.3
Valorización de bienes recibidos en pago	6,659.5	6,812.9
Remesas y otros efectos enviados al cobro	45,902.2	44,668.5
Cheques negociados impagados	4,920.0	4,788.8
Activos castigados	210,328.8	212,324.9
Ajustes por inflación activos	82,431.7	90,512.2
Distribución capital suscrito y pagado	1,653.8	1,653.8
Cuentas por cobrar dividendos decretados	357.6	1,004.9
Dividendos derechos en especie por revalorización	4,045.3	4,045.2
Propiedades y equipo totalmente depreciados	15,234.8	15,801.8
Valor fiscal de los activos (*)	3,285,995.1	3,285,995.1
Inversión en títulos garantizados por la nación	245,045.6	123,855.0
Títulos aceptados por los establecimientos de crédito	56,242.4	92,039.5
Títulos para mantener hasta el vencimiento	38,987.8	1,115.3
Títulos disponibles para la venta - Deuda	380,150.6	119,684.6
Operaciones reciprocas	252,476.4	245,380.3
Otras	2,491,288.7	1,813,778.3
	$7,640,522.9	$6,706,447.4
Acreedoras		
Bienes y valores recibidos en custodia	$403.0	$373.8
Bienes y valores recibidos en garantía para futuros créditos	105,570.2	276,413.5
Garantías pendientes de cancelar	61,501.8	59,489.9
Bienes y valores recibidos en garantía-garantías idónea	15,668.4	27,046.6
Cobranzas recibidas	1,506.4	1,465.9
Bienes y valores recibidos - Otras garantías	-	57.0
Ajustes por inflación patrimonio	316,334.8	316,334.8
Corrección monetaria fiscal	-	0.6
Capitalización por revalorización del patrimonio	316,334.8	316,334.8
Rendimientos inversiones negociables títulos deuda	69,074.9	34,363.4
Rendimientos por anticipado de inversiones negociables títulos de deuda	-	1,681.6
Dividendos decretados inversiones negociables	1,488.0	1,375.9
Valor fiscal del patrimonio	1,616,373.8	1,616,373.8
Calificación cartera comercial	53,115.7	11,759.1
Calificación cartera consumo	2,401.4	2,599.7
Operaciones reciprocas	126,398.5	101,331.7
Otras cuentas de orden acreedoras	1,240,283.5	1,892,053.7
	$3,926,455.2	$4,659,055.8

(*) Corresponde al valor del patrimonio bruto fiscal al 31 de diciembre de 2006.

(25) Operaciones con Partes Relacionadas

Se consideran partes relacionadas los principales accionistas, que poseen el diez por ciento (10%) o más del capital social o cuando teniendo menos, existan operaciones que representen más del cinco por ciento (5%) del patrimonio técnico. Igualmente, se consideran partes relacionadas los miembros de la Junta Directiva y las empresas donde la Corporación posee inversiones superiores al cincuenta por ciento (50%) o existen intereses económicos, administrativos o financieros.

a. Operaciones con Accionistas

	Diciembre	Junio
Disponible		
Banco de Bogotá S. A.	$8,527.7	$22,320.5
Banco de Occidente S. A.	22,520.1	23,864.9
Inversiones		
Banco de Occidente S. A.	7,509.4	6,889.9
Cuentas por Cobrar		
Banco de Bogotá S. A.	-	742.4
Cuentas por Pagar		
Banco de Bogotá S. A.	20,869.8	13,040.1
Banco de Occidente S. A.	7,450.6	4,655.3
Ingresos Operacionales		
Banco de Bogotá S. A.	1,469.5	734.0
Banco de Occidente S. A.	1,436.0	728.2
Gastos Operacionales		
Banco de Bogotá S. A.	10.2	19.6
Banco de Occidente S. A.	190.0	121.7
Cuentas de Orden Deudoras		
Banco de Bogotá S. A.	9,154.0	23,698.7
Banco de Occidente S. A.	30,495.6	31,196.7
Cuentas de Orden Acreedoras		
Banco de Bogotá S. A.	22,339.3	13,775.6
Banco de Occidente S. A.	9,180.1	5,564.8

b. Operaciones con Compañías Vinculadas

	Diciembre	Junio
Inversiones		
Banco Corfivalle S. A. (Panamá)	$12,126.8	$11,800.9
Leasing Corficolombiana S. A.	37,116.5	32,158.7
Leasing de Occidente S.A.	84,826.5	78,597.4
Casa de Bolsa Corficolombiana S. A.	7,320.4	7,175.8
Valle Bursátiles S. A.	31.2	31.2
Valores de Occidente S. A.	2,257.4	1,571.4
Banco Av Villas S. A.	238.5	80.6
Fiduciaria Corficolombiana S. A.	19,659.0	19,659.0
Fiduciaria de Occidente S. A.	1,762.9	1.483.8
Colombiana de Licitaciones y Concesiones Ltda.	20,437.2	20,437.2
Estudios, Proyectos e Inversiones de los Andes S. A.	40,980.3	40,980.3
Concesionaria Vial de los Andes S.A.	92.8	92.8
Industrias Lehner S.A.	12,652.9	-
Hoteles Estelar S. A.	43,697.2	41,883.8
Huevos Oro Ltda.	11,197.4	11,197.4
Lloreda S. A.	131,324.0	131,324.0
Organización Pajonales S. A.	24,757.9	24,757.9
Pizano S.A. en reestructuración	27,591.9	27,591.9
Plantaciones Unipalma de los Llanos S. A.	12,665.8	12,665.8
Promotora Inmobiliaria la Esperanza S. A.	-	5,857.0
Promotora y Comercializadora Turística Santamar S. A.	10,084.3	9,387.6
Proyectos de Energía S. A.	-	162,489.5
Proyectos de Infraestructura S. A.	68,375.9	68,375.9
Tejidos Sintéticos de Colombia S. A.	15,688.9	15,688.9
Valora S. A.	19,247.9	19,247.9
Provisión Inversiones		
Huevos Oro Ltda.	4,331.7	4,331.7
Lloreda S. A.	98,751.6	98,751.6
Promotora Inmobiliaria la Esperanza S. A.	-	2,666.3
Promotora y Comercializadora Turística Santamar S. A.	3,209.2	2,874.2
Banco Av Villas S. A.	34.6	34.6
Pizano S.A. en reestructuración	2,537.7	-
Cuentas por Cobrar		
Casa de Bolsa Corficolombiana S. A.	71.3	13.6
Leasing Corficolombiana S. A.	152.4	278.7
Fiduciaria Corficolombiana S. A.	83.3	74.6
Fiduciaria de Occidente S.A.	-	95.4
Colombiana de Licitaciones y Concesiones Ltda.	-	124.6
Huevos Oro Ltda..	5.4	-
Hoteles Estelar S. A.	1,417.4	3,187.7
Plantaciones Unipalma de los Llanos S.A.	-	765.1
Tejidos Sintéticos de Colombia S. A.	0.2	566.6
Industrias Lehner S.A.	14.5	-
Lloreda S.A.	17.5	-
Organización Pajonales S.A.	9,012.5	-
Proyectos de Infraestructura S.A.	0.2	-
Cargos Diferidos		
Seguros de Alfa S.A.	-	21.4

Continúa →

b. Operaciones con Compañías Vinculadas *(Continuación)*

	Diciembre	Junio
Valorizaciones		
Banco Corfivalle S. A. (Panamá)	455.0	444.3
Casa de Bolsa Corficolombiana S. A.	3,026.6	144.6
Fiduciaria Corficolombiana S. A.	8,360.4	8,038.1
Leasing Corficolombiana S. A.	16,699.7	16,465.3
Valle Bursátiles S. A.	7.3	5.1
Valores de Occidente S. A.	-	189.3
Fiduciaria de Occidente S.A.	840.0	697.0
Leasing de Occidente S.A.	15,698.4	11.161.9
Colombiana de Licitaciones y Concesiones Ltda.	10,918.5	10,604.4
Estudios, Proyectos e Inversiones de los Andes S.A.	46,878.4	45,631.6
Hoteles Estelar S. A.	63,935.2	63,217.3
Organización Pajonales S. A.	45,368.6	46,222.8
Plantaciones Unipalma de los Llanos S. A.	13,773.2	12,804.9
Concesionaria Vial de los Andes S.A.	153.9	135.2
Proyectos de Infraestructura S. A.	20,940.7	23,960.2
Tejidos Sintéticos de Colombia S. A.	2,363.4	2,627.9
Valora S. A.	4,830.9	3,185.2
Desvalorizaciones		
Industrias Lehner S.A.	1,836.9	-
Huevos Oro Lda.	295.0	355.8
Lloreda S. A.	32,572.4	32,572.4
Promotora Inmobiliaria la Esperanza S. A.	-	1,972.8
Promotora y Comercializadora Turística Santamar S. A.	-	2,200.5
Proyectos de Energía S.A.	-	23,194.1
Banco Av villas S. A.	4.6	12.3
Valores de Occidente S.A.	931.3	-
Depósitos y Exigibilidades		
Colombiana de Licitaciones y Concesiones Ltda.	16,004.9	2,105.8
Estudios, Proyectos e Inversiones de los Andes S.A.	23,068.0	22,200.9
Leasing Corficolombiana S. A.	22,521.5	1,234.1
Casa de Bolsa Corficolombiana S. A.	2,566.0	3,391.2
Plantaciones Unipalma de los Llanos S. A.	539.9	511.3
Valora S. A.	2.2	4,170.0
Industrias Lehner S.A.	10.8	-
Estudios, Proyectos e Inversiones de los Andes S.A.	1,746.9	1,746.9
Valora S.A.	226.2	226.2
Tejidos Sintéticos de Colombia S.A.	165.0	165.0
Proyectos de Infraestructura	-	1.9
Fondos Interbancarios		
Leasing Corficolombiana S. A.	-	15,315.1
Cuentas por Pagar		
Casa de Bolsa Corficolombiana S. A.	-	13.6
Colombiana de Licitaciones y Concesiones Ltda.	295.9	45.2
Estudios, Proyectos e Inversiones de los Andes s.a.	437.4	593.2
Fiduciaria Corficolombiana S. A.	-	4.9
Leasing Corficolombiana S. A.	5.9	4.9
A Toda Hora S. A.	-	0.9
Banco Popular S. A.	3,068.6	1,917.4
Leasing de Occidente S.A.	57.6	17.0
Fiduciaria Bogotá S.A.	38.2	5.0
Seguros de Vida Alfa S. A.	-	5.5

Continúa →

b. Operaciones con Compañías Vinculadas *(Continuación)*

	Diciembre	Junio
Hoteles Estelar S. A.	23.1	7.1
Plantaciones Unipalma de los Llanos S. A.	3.4	11.8
Industrias Lehner S.A.	0.2	-
Ingresos Operacionales		
Banco Corfivalle S. A. (Panamá)	-	1,139.2
Casa de Bolsa Corficolombiana S. A.	288.5	2,737.0
Leasing Corficolombiana S. A.	7,356.0	6,876.9
Leasing de Occidente S.A.	10,937.9	8,289.7
Fiduciaria Corficolombiana S. A.	3,537.9	3,669.0
Fiduciaria de Occidente S.A.	279.1	286.2
Banco Popular S.A.	38.7	-
Valores de Occidente S. A	-	136.0
Almacenes generales de depósitos Almaviva	-	1.0
Colombiana de Licitaciones y Concesiones Ltda..	1,016.8	746.8
Estudios, Proyectos e Inversiones de los Andes s.a.	9,186.1	10,622.1
Hoteles Estelar S. A.	2,510.7	5,209.5
Huevos Oro Ltda.	5.2	-
Lloreda S. A.	15.1	-
Concesionaria Vial de los Andes S.A.	51.9	-
Organización Pajonales S. A.	12.5	6,196.8
Plantaciones Unipalma de los Llanos S. A.	1,097.1	1,020.2
Promotora y Comercializadora Turística Santamar S. A.	0.8	35.3
Proyectos de Energía S. A.	-	38,511.0
Proyectos de Infraestructura S. A.	15,155.7	10,058.5
Tejidos Sintéticos de Colombia S. A.	8.6	1,216.8
Valora S. A.	11.6	-
Industrias Lehner S.A.	12.5	-
Ingresos No Operacionales		
Banco Corfivalle S. A. (Panamá)	21.5	25.4
Casa de Bolsa Corficolombiana S. A.	98.7	17.3
Fiduciaria Corficolombiana S. A.	75.5	89.1
Leasing Corficolombiana S. A.	31.7	-
Banco Av Villas S. A.	1.1	1.7
Colombiana de Licitaciones y Concesiones Ltda.	23.3	23.3
Pizano S. A. En restructuración	6,152.5	-
Proyectos de Infraestructura S. A.	2.2	12.6
Plantanciones Unipalma S A.	0.7	-
Promotora y Comercializadora Turistica Santamar S.A.	3.3	-
Tejidos Sintéticos de Colombia S. A.	0.1	-
Valora S. A.	1.3	-
Gastos Operacionales		
Casa de Bolsa Corficolombiana S. A.	511.1	446.5
Fiduciaria Corficolombiana S. A.	8.0	9.7
Leasing Corficolombiana S. A.	692.1	666.9
A Toda Hora S. A.	16.6	11.6
Leasing de Occidente S.A.	583.2	162.3
Fiduciaria Bogotá S.A.	265.4	4.3
Banco Popular S.A.	961.8	-
Banco Av Villas S.A.	485.7	-
Seguros Alfa S. A.	-	40.0
Colombiana de Licitaciones y Concesiones Ltda.	511.4	26.3
Estudios, Proyectos e Inversiones de los Andes S.A.	969.9	899.3
Industria Lehner S.A.	0.2	-

Continúa →

b. Operaciones con Compañías Vinculadas *(Continuación)*

	Diciembre	Junio
Pizano S.A. en reestructuración	-	8.2
Plantaciones Unpalma de los Llanos S. A.	23.5	43.2
Proyectos de Energía S. A.	0.8	-
Promotora y Comercializadora Turistica Santamar S.A.	338.2	-
Cuentas de Orden Deudoras		
Colombiana de Licitaciones y Concesiones Ltda.	2,390.5	1,441.1
Banco Corfivalle Panamá	461.1	
Banco Popular S.A.	961.8	-
Banco AvVillas	685.0	33.7
Casa de Bolsa Corficolombiana S.A.	10,929.3	460.1
Fiduciaria Corficolombiana S.A.	110.8	84.3
Fiduciaria Bogotá S.A.	265.4	4.3
Fiduciaria de Occidente S.A.	2,602.9	2,276.2
A. T. H. A Toda Hora S.A.	16.6	11.6
Estudios, Proyectos e Inversiones de los Andes S.A:	22,049.4	12,884.1
Hoteles Estelar S. A.	22,189.1	19,688.9
Huevos Oro Ltda.	523.2	523.2
Leasing Corficolombiana S. A.	54,660.7	13,386.7
Leasing de Occidente S.A.	101,108.2	19,468.6
Lloreda S. A.	19,049.3	19,049.3
Organización Pajonales S.A.	6,196.8	6,196.8
Pizano S.A.	1,836.0	-
Plantaciones Unpalma de los Llanos S. A.	279.7	1,889.1
Promotora Inmobiliaria la Esperanza S. A.	-	1,906.9
Promotora y Comercializadora Turística Santamar S. A.	80.8	80.8
Proyectos de Energía S. A.	-	2,678.5
Proyectos de Infraestructura S. A.	27,499.7	12,355.6
Seguros Alfa S.A	400.1	61.4
Seguros de Vida alfa S.A.	31.8	-
Tejidos Sintéticos de Colombia S. A.	2,649.0	3,205.0
Concesionaria Vial de los Andes S.A.	94.1	-
Valle Bursátiles S. A.	38.5	3.4
Valora S. A.	3,813.5	3,813.5
Valores de Occidente S.A.	1,326.2	1,760.7
Cuentas de Orden Acreedoras		
Fiduciaria Corficolombiana S. A.	11,973.8	3,763.0
Fiduciaria Bogotá S.A.	38.2	5.0
Fiduciaria de Occidente S.A.	1,119.1	983.4
Casa de Bolsa Corficolombiana S.A.	5,979.8	3,851.3
Huevos Oro Ltda.	1,212.8	1,212.8
Leasing Corficolombiana S. A.	46,615.1	23,431.1
Leasing Bogotá S.A.	69.7	-
Leasing de Occidente S.A.	26,694.0	19,468.6
Promotora y Comercializadora Turística Santamar S. A.	21.5	13.2
Proyectos de Energía S. A.		169,006.1
Seguros de Vida Alfa S.A.	5.1	5.5
Valores de Occidente S.A.	931.3	325.3
Valle Bursátiles S.A.	7.3	
Banco Corfivalle Panamá	476.6	1,164.6
Banco Popular S.A.	3,107.3	1,917.4
Banco AvVillas	17.9	1.7
Concesionaria Vial de los Andes S.A.	3,000.0	-
Industrias Lehner S.A.	2.1	-
Tejidos Sintéticos de Colombia S.A.	1.0	-

c. Operaciones Celebradas con Miembros de la Junta Directiva y Representantes Legales

	Dciembre 2007		
	Accionistas	Junta Directiva	Representantes Legales
Activos	$7,545.5	$-	$45.9
Pasivos	28,200.2	249.4	40.4
Ingresos	2,798.9	-	1.1
Gastos	4,458.6	104.2	10.7

	Junio 2007		
	Accionistas	Junta Directiva	Representantes Legales
Activos	$7,639.8	$-	$63.7
Pasivos	17,847.4	222.6	41.4
Ingresos	1,352.4	-	9.7
Gastos	819.1	50.4	49.2

d. Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a diciembre 31 de 2007 $64,087.2

% participación	Nit	Accionista	Tipo	Operación	Derechos	Obligaciones
1.97%	800,224,827	Fondo de Pensiones Obligatorias Santander	Forward	Compra	110,811.8	110,887.5
			Forward	Venta	70,989.7	70,516.6
					181,801.5	181,404.1
2.61%	800,227,940	Fondo de Pensiones Obligatorias Colfondos	Forward	Compra	80,590.4	82,230.9
			Forward	Venta	33,070.5	32,236.2
					113,660.9	114,467.1
2.74%	800,224,827	Fondo de Pensiones Obligatorias Horizonte	Forward	Compra	125,663.2	124,428.7
			Forward	Venta	49,941.5	50,376.2
					181,801.5	181,404.1

e. Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a a junio 30 de 2007 $57,633.1

% participación	Nit	Accionista	Tipo	Operación	Derechos	Obligaciones
0.02%	800,159,085	Fondo de Cesantias Santander	Forward	Venta	52,736.0	52,936.0
			Forward	Compra	58,818.3	58,835.0
					111,554.3	111,771.0
2.93%	800,224,808	Fondo de Pensiones Obligatorias Porvenir	Forward	Venta	109,005.3	90,968.9
2.25%	800,224,827	Fondo de Pensiones Obligatorias Santander	Forward	Compra	115,676.0	123,743.8
			Forward	Venta	117,435.4	117,636.6
					233,111.4	241,380.4
3.14%	800,227,940	Fondo de Pensiones Obligatorias Colfondos	Forward	Compra	147,045.7	151,968.9
1.54%	800,231,967	Fondo de Pensiones Horizonte	Forward	Compra	88,227.4	97,401.2
0.00%	860,007,660	Banco de Credito	Forward	Compra	66,660.7	69,672.5
0.00%	800,192,773	Subfondo Bear Stearns & Co. Omnibus	Forward	Venta	78,383.6	79,992.9

(26) Ingresos Operacionales

El siguiente es el detalle de los ingresos operacionales otros:

	Diciembre	Junio
Dividendos y participaciones		
Epiandes S.A.	$9,165.2	10,602.4
Promigás S.A.	10,747.4	10,269.3
Proyectos de Infraestructura S.A	15,144.1	10,057.7
Leasing Corficololombiana S.A.	6,612.4	6,141.6
Leasing de Occidente S.A.	8,782.1	6,378.3
Sociedad de Inversiones en Energía	3,035.1	880.4
Concecol Ltda.	949.3	651.1
Casa de Bolsa Corficolombiana S.A.	144.5	2,632.1
Fiduciaria Corficolombiana S.A.	3,154.1	3,318.4
Concesionaria Tibitoc S.A	1,129.8	1,104.9
Banco Corfivalle Panamá	-	1,139.2
Hoteles Estelar	2,499.4	5,209.5
Unipalma	1,090.6	1,020.2
Empresa de Energía de Bogotá	1,713.6	-
Tesicol	-	1,216.8
Gas Natural	-	1,576.0
Estudios y Desarrollos de infraestructura	396.0	5,125.1
Colombina S.A.	-	1,372.7
Otros	345.8	3,180.8
	$64,909.4	$71,876.5
Recuperaciones Operacionales		
Reintegro Provisión cuentas por cobrar	272.9	169.2
Reintegros provisión cartera de créditos	1.8	9,305.4
Ingresos diversos	2,227.2	1,415.2
	$2,501.9	$10,889.8

(27) Gastos Operacionales - Otros

	Diciembre	Junio
Honorarios	$6,857.8	$1,843.9
Impuestos	3,314.1	10,199.6
Arrendamientos	932.1	1,284.6
Contribuciones y afiliaciones	1,075.2	822.7
Seguros	1,795.2	2,022.6
Mantenimiento y reparaciones	776.5	823.9
Adecuación e instalación de oficinas	91.2	121.9
Diversos:		
Servicios de aseo y vigilancia	359.6	355.1
Servicios temporales	336.3	295.1
Publicidad y propaganda	734.2	865.7
Relaciones públicas	111.0	87.3
Servicios públicos	706.3	611.0
Gastos de viaje	190.7	205.9
Transporte	676.0	625.0
Útiles y papelería	182.3	213.5
Gastos Operaciones consorcio	123.3	-
Donaciones	110.2	1.2
Pérdida en Liquidación de Inversiones (1)	2,198.3	-
Suscripciones y avisos	778.7	537.7
Portes de correo	44.5	44.2
Administración edificios	265.4	308.7
Cafetería	32.0	47.9
Gastos legales	0.8	141.6
Microfilmación y empaste	-	94.5
IVA deducible prorrateo	(123.8)	582.5
Servicio de Conexión	280.9	128.3
Misceláneos	571.7	1,157.2
	$22,420.5	$23,421.6

(1) Liquidación de la inversión Promotora Inmobiliaria la Esperanza $2,196.4

(28) Otras Provisiones

	Diciembre	Junio
Derechos en fideicomisos-Bienes recibidos en pago	$73.3	$413.4
Bienes recibidos en pago	113.3	138.6
Otros activos	3.0	-
	$189.6	$552.0

(29) Ingresos no Operacionales

	Diciembre	Junio
Utilidad en venta de:		
Bienes recibidos en pago	$4,673.9	$15,942.5
Propiedades y equipo	1,006.8	4,404.2
Arrendamientos	194.2	241.0
Recuperaciones:		
Bienes castigados	2,712.4	1,293.7
Reintegros provisión:		
Inversiones (1)	19,155.0	4,739.8
Propiedad y Equipo	300.0	-
Reintegro Bienes realizables y recibidos	17.3	72.5
Otras provisiones	47.2	103.7
Otras recuperaciones	7,589.6	2,840.2
Otros Activos	217.0	548.6
Diversos		
Ingresos bienes recibidos en pago	77.8	86.1
Otros (2)	16,543.2	5,409.5
	$52,534.4	35,681.7

(1) Al 31 de diciembre de 2007 corresponde al reintegro de la provisión de Proyectos de Energía S.A.$ 7,830.0 producto de la fusión como se explica en la nota 4.

(2) Al 31 diciembre de 2007 corresponde: Ingreso generado por la fusión de Corficolombiana con Proyectos de Energía S.A.$4,856.5, Utilidad en la venta de los derechos en fideicomiso Melendez 651-1 y Fideicomiso ciudad de Lili B por$5,858.6, Ingresos Fidubogota Patrimonios Autonomos $4,750.3. A junio 30 de 2007 rubro comprende ingresos de derechos en fideicomiso por $4,529.2

(30) Impuesto sobre la Renta

La siguiente es la conciliación entre la utilidad contable y la renta gravable estimada

	Diciembre	Junio
Utilidad- pérdida antes de impuesto a la renta	$128,930.4	110,303.1
Más (menos) partidas que aumentan (disminuyen) la utilidad fiscal:		
Dividendos no causados contablemente	74,980.9	6,450.4
Ingreso valoración de inversiones renta variable	(6,963.8)	4,528.6
Provisiones no deducibles que constituyen diferencia temporal	2,277.2	11,851.7
Impuestos no deducibles (GMF), impuesto patrimonio	1,991.3	8,967.6
Impuesto industria y comercio y otros	(93.7)	465.2
Gastos de otras vigencias y otros gastos no deducibles	45,772.9	842.9
Pérdida en venta de inmuebles y acciones	13.0	794.4
Gastos imputables ingresos no gravados	2,024.9	120.0
Ingresos diferidos declarados años anteriores	-	(6,989.9)
Dividendos y participaciones no gravables	(126,323.9)	(69,313.0)
Diferencia por valoración de inversiones negociables renta fija	44,457.9	16,572.6
Reintegro provisiones no deducidas en años anteriores	(61,445.7)	(5,865.1)
Ingresos no gravados venta acciones e intereses no gravados	(1,032.8)	(1,331.3)
Renta ordinaria estimada a compensar	104,588.6	77,397.2
Compensación créditos fiscale	(104,588.6)	(77,397.2)
Renta presuntiva aplicable	$31,133.6	$27,265.0
Base gravable	$31,133.6	$27,265.0
Impuesto de renta (34%)	10,585.4	9,270.1
Total Impuesto de Renta estimado año	10,585.4	9,270.1
Impuesto de Renta Requerido	5,545.5	4,670.7
Exceso o (defecto) de provisión	22.5	369.3
Total gasto impuesto de renta	$5,568.0	$5,040.0

A diciembre de 2007, se incluyen los valores fiscales de Proyectos de Energía S.A (entidad absorbida) según la nota 4.

Las declaraciones por impuesto de renta de los años 2005 y 2006 se encuentran en firme.

Al 31 de diciembre de 2007, la Corporación tiene registrada una pérdida fiscal ajustada por inflación, pendiente de amortizar por valor de $49,147.4 y un exceso de renta presuntiva sobre ordinaria de $216,294.4 con las cuales se compensará la Renta del 2007. Las normas fiscales establecen que las pérdidas fiscales registradas hasta el 2002, se podrán amortizar con las rentas obtenidas durante los cinco (5) años siguientes a su ocurrencia, las pérdidas generadas a partir de 2003 se podrán compensar dentro de los 8 años siguientes limitadas anualmente a un 25%; las obtenidas a partir del año 2007 se pueden amortizar sin límite en cualquier tiempo. Los excesos de renta presuntiva se podrán amortizar en 5 años.

(31) Relación Activos Ponderados por Nivel de Riesgo - Patrimonio Técnico

El patrimonio técnico no puede ser inferior al nueve por ciento (9%) de los activos en moneda nacional y extranjera ponderados por nivel de riesgo, conforme en el Decreto 1720 de 2001. El cumplimiento individual se verifica mensualmente y semestralmente en forma consolidada con sus filiales y subsidiarias.

La clasificación de los activos de riesgo en cada categoría se efectúa aplicando los porcentajes determinados por la Superintendencia Financiera a cada uno de los rubros del activo, cuentas contingentes, negocios y encargos fiduciarios establecidos en el Plan Único de Cuentas.

Al 31 de diciembre y 30 de junio de 2007 la relación lograda por la Corporación fue de cincuenta y uno punto once por ciento (51.11%) cuarenta y ocho punto sesenta y cuatro por ciento (48.64%), respectivamente.

(32) Contingencias

La Corporación inició proceso penal en relación con tres supuestos titulos, que no tienen sustento contable alguno que de muestra del depósito correspondiente. Al 31 de diciembre de 2007 estaba pendiente la decisión de una acción de tutela relacionada con el asunto

(33) Gestión de Activos y Pasivos

De acuerdo con la resolución 001 del 2 de enero de 1996 y la circular Externa 024 de marzo de 1996, de la Superintendencia Financiera, en las cuales se definen los criterios y procedimientos mediante los cuales los establecimientos de crédito deben identificar, medir, evaluar y controlar su exposición a los riesgos de liquidez, tasa de interés y tasa de cambio, se presenta el estudio sobre los niveles de exposición de la Corporación.

A continuación se presentan las principales cuentas que afectan el GAP de liquidez de la Corporación en una maduración correspondiente a 12 meses

	Diciembre	Junio
Disponible	$83,766	$94,953
Fondos Interbancarios	167,378	142,313
Inversiones Negociables	392,540	668,959
Inversiones No Negociables	651,873	430,450
Cartera de Crédito Comercial	-	98
Cuentas Por Cobrar	20,202	42,664
Aceptaciones Activas	31,871	58,867
Otros Activos	9,600	6,040
Total Posiciones Activas	$1,357,231	$1,444,344
Cdt's	368,050	372,635
Depósitos de Ahorro	120,925	151,979
Otros	2,922	8,361
Fondos Interbancarios	461,419	547,760
Créditos de Bancos	-	29,964
Cuentas por Pagar	66,583	45,847
Otros Pasivos	2,556	2,245
Pasivos Estimados y Prov.	27	573
Total Posiciones Pasivas	$1,022,484	$1,159,364

La Corporación de acuerdo a la regulación vigente calcula el riesgo de mercado con base en el modelo.

estándar establecido por la Superintendencia Financiera en la circular externa 009 de 2007 (Capitulo XXI Circular Básica Contable y Financiera).

Metodología según circular externa 009 de 2007	Diciembre	Junio
Riesgo por Módulos		
1- Tasa de Interés	$31,997	$41,359
2- Tasa de Cambio	4,385	2,223
3- Precio de Acciones	6,602	5,607
4- Carteras Colectivas	1,794	1,889
VeR Agregado	$44,778	$51,078

(34) Gobierno Corporativo (No auditado)

La Corporación Financiera Colombiana S.A., conservando su política de tener permanentemente actualizada la normatividad de buen gobierno corporativo, tiene incorporados principios que rigen el buen gobierno corporativo de la entidad, así como la protección de los derechos de los accionistas e inversionistas.

Junta Directiva y Alta Gerencia: La Alta Gerencia y la Junta Directiva determinan las estrategias, políticas y perfiles de riesgos de la entidad. La Junta Directiva está permanentemente informada de los procesos y negocios que realiza la Corporación. Esta aprueba los límites de otorgamiento de créditos y de exposición al riesgo de mercado, liquidez y administración del riesgo crediticio para los diferentes negocios de la Corporación. La Vicepresidencia Ejecutiva es el área dedicada a la identificación, administración, medición y control de los riesgos inherentes a las operaciones de tesorería y demás negocios de la entidad. Esta área se encarga de generar los mecanismos de control de riesgo y de informar a la Alta Gerencia y Junta Directiva sobre las exposiciones al riesgo que puede presentar la Corporación.

Políticas y División de Funciones: Las politicas de gestión de riesgo son aprobadas por la Junta Directiva y están acorde con las diferentes líneas de negocio de la Corporación. Cuenta con elementos específicos por cada tipo de riesgo(crédito,mercado líquidez y operacional) y se les hace seguimiento riguroso en su cumplimiento por parte de la Gerencia de Riesgo, área que encuentra bajo la Viciepresidentencia Ejecutiva.

Reportes a la Junta Directiva: La Junta Directiva permanentemente está informada de las exposiciones de riesgo de los diferentes negocios realizados por la Corporación.

A la Junta Directiva mensualmente se le presenta un informe que contiene una descripción detallada de las operaciones realizadas por la mesa de dinero los resultados del negocio, los niveles de riesgo y el cumplimiento de los límites establecidos si es del caso. Las operaciones con vinculados se someten a consideración de la Junta Directiva.

Los límites de posiciones máximas de portafolio, pérdidas máximas y de valor en riesgo son controlados por el departamento de riesgo e informados diariamente a la Alta Gerencia de la Corporación.

Infraestructura Tecnológica: La Corporación dispone de una adecuada infraestructura tecnológica que le permite soportar de manera eficiente los requerimientos transaccionales de su operación diaria, incluyendo adecuados mecanismos de control y auditoria para el control del riesgo y para la generación de herramientas de información que facilitan la gestión de la información de la organización.

Metodología para la Medición de Riesgo: La Corporación Financiera Colombiana está catalogada como una entidad financiera y por su rol de negocio en los diferentes frentes en los que se concentra (productos de mesa de dinero, banca de inversión, gestión de activos, inversiones de renta variable, etc.), se ve expuesta a una variedad de riesgos generados por la evolución del entorno en todas sus dimensiones.

Con base en lo anterior, resulta claro que la gestión de los riesgos se ha convertido en el factor determinante para lograr uno de los principales objetivos de Corficolombiana, la obtención de una rentabilidad satisfactoria para sus accionistas, y por ello se encuentra en la definición misma de todas y cada una de las estrategias institucionales y el procedimiento de toma de decisiones sobre todos los negocios y actividades de la Corporación.

La Corporación definió que el proceso de administración del riesgo debe cumplir con las siguientes etapas:

Identificación de riesgo: Se determinan los riesgos asociados a cada uno de los productos. Se busca identificar concentraciones indebidas de riesgos e implementar nuevas tecnologías para el manejo de los mismos.

Medición de los riesgos: Se determinan los procesos de medición y manejo de los diferentes riesgos. Los sistemas de monitoreo deben funcionar en forma precisa y abarcar todos los aspectos definidos, de forma que facilite el manejo gerencial. La medición del riesgo implica la disponibilidad de recurso humano experimentado y de herramientas técnicas que faciliten la cuantificación de los riesgos inherentes a cada negocio.

Asignación de límites: Se determinan límites para cada uno de los riesgos por aparte (mercado, crédito y/o con-

traparte, operacional y liquidez), aún cuando están ligados entre sí. La administración evalúa y define los límites con base en la disposición para asumir riesgos y la capacidad de la entidad para absorber pérdidas.

Medición y control de límites: Se debe revisar permanentemente el valor de las posiciones contra los límites y reportar oportunamente a la alta gerencia los excesos que se presenten, para tomar los correctivos del caso. Se realizan evaluaciones y mediciones con diferente periodicidad de acuerdo a las necesidades de cada línea de negocio.

Generación de informes: Se deben presentar periódicamente, de acuerdo con lo que defina la Junta Directiva y los diferentes estamentos de riesgo. Deben contener información referente a la exposición actual de riesgo frente a los límites establecidos, considerándose como elementos indispensables para la toma de decisiones.

Las metodologías existentes identifican y miden los diferentes tipos de riesgo a los que está expuesta la Corporación en su actividad y es así como operan los métodos que fueron enunciados y explicados detalladamente en estas notas a los estados financieros.

Estructura Organizacional: La Corporación ha definido a través de su Junta Directiva una estructura organizacional, la cual deberá velar por la adecuada administración de riesgos. Es así como la Vicepresidencia Ejecutiva está a cargo de la construcción de una fuerte cultura de riesgo dentro de la organización, buscando obtener siempre una visión integrada del riesgo que además cubre las filiales financieras de Corficolombiana. Esta Vicepresidencia tiene a cargo la Gerencia de Riesgo y la Gerencia de Riesgo Crediticio, y tiene el propósito de promover, liderar y controlar la ejecución de las políticas de riesgo aprobadas mediante el cumplimiento de la estrategia de gestión de riesgo trazada, utilizando el proceso de administración del riesgo previamente definido.

En la estructura de la Corporación, existe independencia entre las áreas de negociación, control de riesgo y contabilización de operaciones. Cada una de estas labores está asignada a diferentes áreas funcionales las que a su vez reportan a diferentes vicepresidencias de la Corporación como sigue:

Responsabilidad	Area	Reporta a:
Negociación	Vicepresidencia Tesorería	Presidencia
	Vicepresidencia Comercial	Presidencia
	Vicepresidencia Banca de Inversión	Presidencia
	Vicepresidencia Portafolios de Inversión	Presidencia
	Vicepresidencia Inversiones	Presidencia
Control	Gerencia Riesgo	Vicepresidencia Ejecutiva
	Gerencia Riesgo Crediticio	Vicepresidencia Ejecutiva
Contabilización	Gerencia Operaciones de Tesorería	Vicepresidencia Operaciones
	Gerencia Operaciones de Apoyo	Vicepresidencia Operaciones

Recurso Humano: La Corporación cuenta con personal altamente calificado con amplia experiencia profesional. De la misma manera, se capacita al personal para que los funcionarios desarrollen nuevas habilidades y amplíen sus conocimientos en las diferentes actividades que se desarrollen en la Corporación.

Verificación de Operaciones: La Corporación cuenta con sistemas transaccionales que registran las operaciones activas y pasivas diariamente garantizando la oportunidad y precisión de la información contable para evitar errores que puedan alterar los resultados de la entidad.

Así mismo, en las operaciones de tesorería, la Corporación cuenta con mecanismos de verificación de las negociaciones realizadas como la grabación de las llamadas telefónicas y comunicaciones escritas de confirmación de las operaciones. Así la Corporación cuenta con mecanismos de seguridad que le permiten constatar, cuando sea del caso, las condiciones pactadas y comprobar que las operaciones realizadas son adecuadas.

De otra parte, se cuenta con sistemas de alto grado de seguridad, para recibir y trasladar los fondos con el fin de dar cumplimiento a las operaciones como son el Sebra del Banco de la República, Cenit, ACH, Swift y Deceval.

Auditoría: La Revisoría Fiscal y la Contraloría de la Corporación, se han mantenido informados de las operaciones que la Corporación realizó durante el año 2007 y en

sus visitas y verificaciones han efectuado recomendaciones las cuales han sido discutidas con la administración y aplicadas en los casos que corresponde.

(35) Revelación de Riesgos

Objetivos

Las actividades de tesorería de la Corporación se realizan dentro de un marco de límites y políticas establecidas por la Junta Directiva y monitoreadas y controladas por la Gerencia de Riesgo. Las decisiones se toman dentro de dicho marco a partir del permanente y continuo seguimiento a las variables económicas de carácter interno y externo. Todo con el objetivo de maximizar la relación riesgo/retorno de los portafolios administrados, optimizar el retorno de la relación comercial con los clientes de la Corporación y capturar las oportunidades que se detecten en los diferentes mercados en los que interviene:

- Deuda Pública Interna (en calidad de Creador de Mercado)
- Deuda Privada
- Divisas
- Instrumentos derivados moneda local
- Instrumentos derivados en moneda extranjera

Filosofía en la Toma de Riesgos

Para asegurarse que las actividades de tesorería se acoplen a los objetivos y estrategias de la Corporación, la Junta Directiva ejerce un permanente monitoreo del perfil de riesgo. Realizando seguimiento a las posiciones de tesorería, a los límites de Riesgo de Mercado, Riesgo de Crédito, Riesgo de Liquidez y Riesgo Operacional.

La filosofía de asunción de riesgos es consistente con las políticas generales de la gestión de activos y pasivos y considera aspectos como análisis económicos, análisis técnico, análisis fundamental y el efecto de cambios del entorno en el libro bancario y en el libro de tesorería.

Evaluación

El riesgo de mercado de la Corporación se mide a través de los diferentes análisis que se realicen basados en técnicas reconocidas para la administración del riesgo financiero, con el objetivo de controlar los niveles de pérdida a los que se puede encontrar expuesta la Corporación en sus inversiones de activos financieros por la volatilidad en los mercados en los que puede participar.

Con base en lo anterior se opera el siguiente esquema de límites considerando el perfil de riesgo de la entidad.

RIESGO DE MERCADO

1. Posición Portafolio Pesos

Límites del portafolio de inversiones negociables: Se limita el valor nominal de la posición en títulos de deuda pública, considerando sus características de tasa: fija o variable y de acuerdo al plazo de maduración. Igualmente se limita la posición en títulos negociables diferentes de deuda pública, considerando los mismos aspectos antes señalados y los respectivos cupos de emisor.

Límites del portafolio de inversiones disponible para la venta: Se limita el valor nominal de la posición en títulos de deuda pública, considerando el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

Límites del portafolio de Inversiones hasta el vencimiento: Se limita el valor nominal de la posición en títulos de deuda pública, tomando como criterio el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

2. Posición Portafolio Dólares

Límites del portafolio de inversiones negociables: Se limita el valor nominal de la posición en títulos de deuda

pública (TES TRM y YANKEES), de acuerdo al plazo de maduración. Igualmente se limitará la posición en títulos negociables diferentes de deuda pública, considerando los cupos de emisor aprobados y el plazo de maduración.

Límites posición en divisas: Se limita el valor de la posición en dólares (Corto o Largo), tanto en el "intraday" como en el "nextday", de acuerdo al perfil de riesgo de la entidad. Igualmente se limita las posiciones en otras monedas, tales como franco suizo, libra esterlina y euros, considerando los mismos aspectos antes señalados.

3. Límites de Pérdidas

PyG diario: es la principal herramienta de control con que cuenta el middle office para monitorear la tesorería. Adicionalmente es fundamental en la definición de las pérdidas máximas autorizadas por la Junta Directiva.

VeR (valor en riesgo): Con el objetivo de establecer límites con base en metodologías reconocidas de Risk Metrics para la administración de riesgo financiero, y que estén acorde al perfil de riesgo de la entidad se definió por parte de la Junta Directiva un límite de VeR para las operaciones de Tesorería, que permita estimar en "condiciones normales" el riesgo asumido en los mercados cambiario y de renta fija ("fixed income") en donde la Corporación concentra su actividad de trading.

MAT (management action trigger): Es la máxima pérdida que la Corporación está dispuesta a asumir teniendo presente además la capacidad patrimonial y de solvencia de la entidad. El MAT limita el total de pérdidas a la suma de pérdidas causadas y potenciales (VeR) asociadas al portafolio vigente en condiciones de normalidad.

MAT = Utilidad 30 días + VeR
Límite: MAT = VeR

Análisis de sensibilidad (stress test): se establecieron los escenarios más apropiados para calcular las pruebas de esfuerzo, donde además de un "stress" con un incremento de 200 puntos básicos en las tasas, se modela la crisis de mercado de agosto de 2002 y abril de 2004 a las posiciones vigentes de TES.

RIESGO DE LIQUIDEZ

Para el riesgo de liquidez se utiliza como herramientas el GAP de liquidez de acuerdo con la Circular Externa 042 de septiembre 27 de 2001 y semanalmente en el comité ALCO se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación en la semana en curso y en las siguientes.

Por otra parte se continuó con el monitoreo y control de los límites internos establecidos por la Junta Directiva tanto para largo plazo como para corto plazo, entre los de corto plazo se encuentran el MCO (Maximum Cumulative Outflow) que es el flujo de caja proyectado a 1, 7 y 30 días. Los indicadores de largo plazo son el MTF (Medium Term Funding) y CCP (Cash Capital Position). El primero limita la financiación de activos de largo plazo con pasivos de corto plazo y el segundo limita la financiación de activos ilíquidos (entendidos estos como aquellos activos que el mercado no recibe como garantía en eventos en que se requiera recursos en la entidad) con recursos de corto plazo.

La Junta Directiva determinó límites para cada uno de estos indicadores, los cuales se revisan diariamente por la Alta Gerencia y son presentados mensualmente a este mismo órgano. Los indicadores según su estado pueden ubicar a la entidad en situación de normalidad, evento o crisis. En función de estos estados, la Junta Directiva definió los planes de contingencia que se deben seguir.

RIESGO DE CRÉDITO

El área de tesorería es quien identifica las alternativas de inversión y negociación las cuales pueden ser tanto en sector real como en sector financiero. De acuerdo con el resultado del estudio realizado por el área de riesgo se somete a consideración de la instancia respectiva la solicitud del área comercial y se establece un cupo con una vigencia de 1 año para realizar operaciones con dicho cliente.

Los cupos se aprueban con vigencias de un año y revisiones semestrales. Todo emisor y/o contraparte debe contar con cupo aprobado por la instancia respectiva. Los cupos de las entidades no financieras se evalúan bajo el proceso de análisis de contrapartes utilizado por la Gerencia de Riesgo Crediticio y los del sector financiero se evalúan bajo una metodología Carnel en la Gerencia de Riesgo.

1. <u>Categorías de Riesgo de Contraparte</u>

Las categorías de riesgo de contraparte están estandarizadas en cuatro niveles, que permiten optimizar el día a día de los negocios sin generar desgastes adicionales en las instancias de atribución de la Corporación, ni afectar la calidad de la toma de decisiones de riesgo.

A continuación se describen las categorías de riesgo en su orden de mayor a menor riesgo.

Categoría 1

Préstamos de corto plazo interbancarios, repos y/o inversión en títulos.

Categoría 2

Exposición crediticia en productos derivados renta fija y divisas.

Ejemplos: Forward de divisas, forward de títulos, opciones, swaps.

Para los productos derivados, el cupo de riesgo a ser aprobado por la instancia correspondiente se define de acuerdo a la Exposición Potencial Futura, la cual estipula los factores que se aplican sobre el valor nominal del contrato en función del plazo y del activo subyacente.

Plazo Remanente	Renta Fija	Tipo de Cambio
Hasta 3 meses	5.2%	10.6%
De 3 a 6 meses	7.4%	15.0%
Mayor a 6 meses	10.8%	21.2%

De igual forma la utilización del cupo aprobado se calcula con base en la exposición crediticia del derivado:

Exposición Crediticia = Costo de Reposición (*) + Exposición Potencial Futura

(*) Costo de Reposición es el mayor valor entre el valor de mercado y cero (0).

Se entenderá como derivado de renta fija, aquel contrato donde el subyacente sea una tasa de interés de mercado, o un título de renta fija independientemente del emisor o tipo de título.

Para los derivados de tipo de cambio también se utilizará la tabla anterior, independientemente de la divisa.

Categoría 3

Riesgo spot
Ejemplos: Compra - venta títulos, y divisas free delivery.
Riesgo over night.

Categoría 4

Categoría DVP o compensada
Riesgo de mercado "intraday"

Nota: los cupos aprobados pueden ser utilizados para productos de la misma categoría, respetando el plazo. Riesgo spot y riesgo over night no se pueden combinar.

RIESGO OPERACIONAL

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el segundo semestre de 2007 son:

- Se continuó con la aplicación de la metodología para la identificación, medición, control y monitoreo de riesgos operacionales en todos los procesos de la compañía: misionales, estratégicos y de apoyo. A corte diciembre 31 se cumplieron los pasos de identificación, medición y control de riesgos.

- Dando continuidad al proceso de capacitación institucional fueron capacitados los Oficiales de Riesgo Operacional de cada área, funcionarios encargados del registro de los eventos de riesgo operacional en el aplicativo desarrollado para este propósito. Con relación al proyecto de capacitación virtual se realizaron dos ciclos de prueba del producto, se espera contar con esta herramienta en producción a partir del mes de Febrero de 2008.

- Con relación a la base de datos de riesgo operacional, a partir del mes de agosto se inicio la captura de los eventos de riesgo operacional. A Diciembre 31 la base de datos contaba con 56 registros.

- Con relación al Plan de Continuidad de Negocio se contó con el acompañamiento de DELIMA MARSH para el desarrollo de este proyecto. A Diciembre 31, se cumplieron las fases de: Análisis de Impacto al Negocio, Definición de Estrategias y Construcción de Planes por área. Para el primer semestre de 2008, se espera desarrollar las tareas preventivas identificadas y ejecutar las pruebas que permitan asegurar la viabilidad de su implementación en caso de un evento de alto impacto.

Finalmente, la Superintendencia Financiera expidió la resolución 1865 de Octubre 17 de 2007 por medio de la cual se incluyen cuentas para registrar el Riesgo Operativo en los planes únicos de cuentas (PUC). El propósito: que las entidades vigiladas registren contablemente en estas cuentas aquellos eventos de riesgo operacional que tuvieron impacto en PYG. La resolución tiene vigencia a partir de enero de 2008 y para asegurar su implementación sin mayores traumas, la Superintendencia diseño plan de pruebas el cual fue ejecutado con éxito durante el mes de diciembre.

ADMINISTRACIÓN

Junta Directiva: La junta directiva es la instancia responsable de la aprobación de las políticas para las operaciones de tesorería; ésta garantiza la adecuada organización, monitoreo o seguimiento de las actividades de tesorería. Esta responsabilidad incluye la fijación de límites para la toma de riesgos en dichas actividades y el adoptar las medidas organizacionales necesarias para limitar los riesgos inherentes al negocio de tesorería.

Así mismo es la junta directiva quien aprueba las políticas, estrategias y reglas de actuación que deberá seguir la entidad en el desarrollo de las actividades de tesorería, tales como aprobar operaciones de crédito en moneda legal y/o extranjera, el mercado o los mercados en los cuales se le permite actuar, los procedimientos para medir, analizar, monitorear, controlar y administrar los riesgos, así como los límites de las posiciones en riesgo de acuerdo con el tipo de riesgo, de negocio, de contraparte, de producto, o de área organizacional.

La junta directiva también tiene facultades de aprobar los procedimientos a seguir en caso de sobrepasar los límites o de enfrentar cambios fuertes e inesperados en el mercado. Así mismo este organismo tiene la responsabilidad de analizar y evaluar los tipos de reportes gerenciales y contables tanto internos como externos.

Comité de ALCO: Las principales funciones son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Ejercer seguimiento al plan de gestión de riesgo que se adopte, el que incluirá procedimientos de operación, seguimiento y control de los niveles de tolerancia al riesgo establecido. Monitorear el informe de cumplimiento de límites y autorizar excesos con base en las atribuciones otorgadas por la Junta Directiva. Implementar procedimientos de acción contingentes en caso de presentarse pérdidas en los niveles máximos permitidos y aprobar valores de variación máximas y cotas de variables para realizar sensibilidades.

Vicepresidencia de Riesgo: El Vicepresidente de Riesgo, reporta a la Presidencia y sus principales funciones son las de establecer y recomendar a la junta directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Controlar el cumplimiento de los cu-

pos de portafolio, emisor y contraparte establecidos por la junta directiva y realizar seguimiento a las entidades financieras. Presentar semestralmente a la junta directiva los cupos de las entidades del sector financiero, para revisión y aprobación de los cupos asignados.

Gerente de Riesgo: El Gerente de Riesgo reporta a la Vicepresidencia de Riesgo y sus principales funciones son de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos.

Existe un Director de Riesgo Operacional y un analista, que se encargan de desarrollar el SARO al interior de la Corporación y filiales financieras.

Igualmente, existe un coordinador de riesgo y 3 analistas especializados en los distintos riesgos de la tesorería, como son riesgo de mercado, crédito y liquidez, que reportan al Gerente. Es importante mencionar que el riesgo jurídico es cubierto por la Vicepresidencia Jurídica

Finalmente, existe un analista técnico de riesgo que da soporte en la elaboración de modelos de medición de cualquier tipo de riesgo.

MEDICIÓN

Durante el año de 2007 la tesorería de la Corporación Financiera Colombiana S.A generó ingresos netos antes de gastos operacionales y provisiones por valor de $15.098. La relación ingreso / riesgo tomando el VeR promedio de 2007 indica que el riesgo al cual está expuesta la Corporación equivale a menos de un mes de ingresos netos ajustándose al perfil de riesgo aprobado por la Junta Directiva.

El VeR regulatorio cerró en $44,778 y el VeR por modulo de riesgo se presenta a continuación:

Valor en riego por módulos	VeR
Tasa de interés	31,997
Tasa de cambio	4,385
Precio de acciones	6,602
Carteras colectivas	1,794
Valor riesgo total	**44,778**

La Corporación define la posición en cada activo financiero como el inventario del portafolio los compromisos de compra - los compromisos de venta.

1. Posición Portafolio Pesos

Portafolio de inversiones negociables: La posición al cierre de diciembre 31 de 2007 fue de $241,928

Valor Títulos a recibir en forwards de compra: $83,296

Valor Títulos a entregar en forwards de venta: $201,812

Posición neta portafolio negociable: portafolio negociable mas forwards de compra menos forwards de venta $123,413

Portafolio de inversiones disponible para la venta: Al cierre de diciembre 31de 2007 esta posición es de $605,943

Portafolio de Inversiones hasta el vencimiento: A diciembre 31de 2007 la posición fue de $84,077

Swaps de tasa de interés: Al cierre de diciembre de 2007 la posición en el portafolio de swaps equivale a $4,457

2. Posición Portafolio Dólares

Portafolio de inversiones negociables: Al cierre de diciembre 31 de 2007 la posición es de $81,595

Valor de Títulos a recibir en forwards de compra: $1.116

Valor de Títulos a entregar en forwards de venta: $ 0.

Posición neta portafolio negociable: portafolio negociable mas forwards de compra menos forwards de venta $82,711.

Portafolio de inversiones disponible para la venta: Al cierre de diciembre 31de 2007 esta posición es de $41,246.

Portafolio de Inversiones hasta el vencimiento: A diciembre 31de 2007 la posición fue de $282.

Posición en divisas: Al cierre de diciembre de 2007 la posición de riesgo en TRM equivale a US$3,663,830,28.

Forwards de divisas: Al cierre de diciembre de 2007 la posición en el portafolio de forwards de divisas equivale a $27,440.

Contratos de Futuros OPCF: Al cierre de diciembre de 2007 la posición en el portafolio de futuros de divisas equivale a $256.

Opciones de Divisas: Al cierre de diciembre de 2007 la posición en el portafolio de opciones de divisas equivale a $36.

LÍMITES DE PÉRDIDAS

1. Riesgo de Mercado

PyG diario: El PyG 30 días al cierre de diciembre de 2007 presenta una utilidad excluyendo gastos operacionales aproximadamente de $15.098 .0

VeR (valor en riesgo): El VeR total incluyendo las posiciones de la mesa de pesos y dólares al cierre de diciembre de 2007 equivale a $ -1,174 aproximadamente frente al límite establecido por Junta Directiva de $ -7,101 .0.

MAT (management action trigger): Al cierre de diciembre de 2007 el MAT asciende a $96, aproximadamente frente al límite determinado por Junta Directiva que asciende a $-7,101 .0.

Análisis de sensibilidad (stress test):

	Pérdida estimada en		
Portafolio ($MM)	**50 PBS**	**100 PBS**	**200PBS**
Negociables	891.04	1,765.65	3,467.32
Disponible para la venta	10,225.28	20,224.99	39,312.71
Al vencimiento	N.A	N.A.	N.A

Valores máximos, mínimos y promedio.

El portafolio de la tesorería durante el año de 2007 tuvo el siguiente comportamiento:

	Máximo	Mínimo	Promedio
Inversión Negociable	794,329	232,267	396,250
Inversiones disponibles para la venta	144,629	13,732	79,135
Inversión hasta el vencimiento	774,985	226,326	458,807
Forwards compra de títulos	-482	-5	-247
Forwards venta de títulos	1,293	-1,335	864
Forwards compra divisas	-46,790	-42,097	-18,836
Forwards venta divisas	91,445	84,653	65,641
Contratos de futuro OPFC	-608	0	31
Swap de tasa de interés	4,457	0	1,461
Opciones de divisas	2	0	3

RIESGO DE LIQUIDEZ

Al cierre de diciembre de 2007, estos indicadores estaban dentro de los límites de normalidad establecidos. El indicador MCO que define el estado de liquidez de la entidad para el plazo de 7 días cuyo límite normal mínimo es $50,000 de superávit presentaba al finalizar el año 2007 un valor de $434,434.

RIESGO DE CRÉDITO

Durante el año de 2007, los cupos de las contrapartes de tesorería fueron asignados de acuerdo con la metodología descrita anteriormente y fueron aprobados por las instancias correspondientes.

CONTROL

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office. En este sentido, las operaciones de tesorería se desarrollarán dentro de una estructura organizacional que contempla las siguientes áreas y/o funciones:

Front Office: Area encargada directamente de la negociación, de las relaciones con los clientes y de los aspectos comerciales de la tesorería.

Middle Office: Area encargada, entre otras funciones, de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos inherentes a las operaciones de tesorería. Igualmente es el área encargada de la revisión y evaluación periódica de las metodologías de valoración de instrumentos financieros y de medición de riesgos.

Back Office: Area encargada de realizar los aspectos operativos de la tesorería tales como el cierre, registro y autorización final a las operaciones.

Por otro lado, la Corporación cuenta con un módulo de cupos en línea que permite controlar las exposiciones de riesgo por contraparte en los distintos negocios de tesorería. Adicionalmente el Middle Office cuenta con el apoyo de los módulos de cupos de los distintos sistemas transaccionales: MEC y Set-Fx.

Debido a la consolidación de los controles de riesgo, hoy el negocio de tesorería es más estable y existe un riesgo inferior de potenciales pérdidas por riesgos de mercado, crédito y liquidez asociados al mismo, y una mayor oportunidad de reacción frente a eventos adversos.

Por otro lado, en cumplimiento de lo establecido por las normas de la Superintendencia Financiera de Colombia y aplicando buenas prácticas de Gobierno Corporativo, Corficolombiana cuenta con un sistema de control interno aprobado por la Junta Directiva, el cual permite que la entidad realice sus operaciones controladamente y pueda alcanzar sus objetivos corporativos.

Los principios generales que inspiran estas directrices están contenidas en el Código de Ética y Conducta, el cual comprende las pautas de comportamiento que expresamente señala la Junta Directiva en materia del compromiso que se espera de todos los funcionarios frente al sistema de control interno, a la ética en los negocios, a los conflictos de interés, y al manejo de información privilegiada, entre otros.

Para fortalecer el sistema de control interno y prevenir conductas indebidas de mercado, la Corporación realiza anualmente jornadas de capacitación y entrenamiento, con el fin de difundir y reforzar las orientaciones institucionales en esta materia, realizando evaluaciones que le permiten a Corficolombiana determinar la eficacia de estos principios, informando a la alta administración un resumen de los resultados, a fin de adoptar las mejoras que sean necesarias para fortalecer el sistema de prevención y control.

(36) Controles de Ley

Al 31 de diciembre y 30 de junio de 2007 la Corporación cumplió con cada una de sus obligaciones y deberes legales, en lo relacionado entre otros puntos a posición propia, inversiones de capital, patrimonio técnico, encaje y en general con todas las instrucciones impartidas por los entes de vigilancia y control, así como los órganos legislativos.

(37) Riesgo Lavado de Activos

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad.

En virtud de lo anterior, y conciente de su compromiso para luchar contra las organizaciones criminales, la Corporación ha adoptado los mecanismos necesarios para evitar la ocurrencia de estos eventos que puedan afectar negativamente sus resultados y su negocio. Por este motivo la Corporación Financiera Colombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, de los segmentos de mercado atendidos, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades. Este sistema está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

El SARLAFT fue establecido por la Superintendencia Financiera de Colombia mediante la circular Externa 22 del 19 de abril de 2007, y modificó de esta manera el Sistema Integral de Prevención de Lavado de Activos SIPLA. Por tal motivo, la Junta Directiva, por recomendación de la administración y del Oficial de Cumplimiento, aprobó en el segundo semestre del 2007 las actualizaciones correspondientes al Manual del SARLAFT.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva, a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar si los controles internos establecidos son eficaces para prevenir el riesgo.

Proyecto
Distribución Utilidades

Corporación Financiera Colombiana S.a.
Proyecto de Distribución de Utilidades
Diciembre 31 de 2007

Utilidad antes de impuestos		$105,838,892,597.02
Menos: provisión de impuestos		5,440,000,000.00
Utilidad del ejercicio después de impuestos:		100,398,892,597.02
Liberar reserva futuros repartos (Gravable) :		182,810,660,192.88
Utilidad a disposición de la Asamblea :		$283,209,552,789.90
Reserva sobre valoración de inversiones Dec 2336 /95	$8,431.953.752.00	
Reserva para futuros repartos	$161,777,586,689.89	
Dividendo en acciones de $257.27 por cada acción sobre las 154,884,915 acciones ordinarias y $257.27 por cada acción sobre las 10,496,823 acciones preferenciales suscritas y pagadas a diciembre 31 de 2007. Este dividendo se pagará en acciones, a razón de 1 acción por cada 55,733796912 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 55,733796912 acciones preferenciales, suscritas y pagadas a 31 de diciembre de 2007. El pago de las acciones se hará el día 3 de abril de 2008 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirá un total de 2,967,351 nuevas acciones, 2,779,012 acciones ordinarias y 188,339 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 21 al 25 de enero de 2008, $14,338.51(1), de los cuales $10 serán contabilizados en la cuenta de capital y $14,328.51 en la cuenta de reserva legal por prima en colocación de acciones.	$42,547,391,987.01	
Dividendo en efectivo de $426 por acción sobre las 154,884,915 acciones ordinarias y las 10,496,823 acciones preferenciales suscritas y pagadas a diciembre 31 de 2007. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir del 1° de abril de 2008.	$70,452,620,388.00	
Sumas iguales	**$283,209,552,789.90**	**$283,209,552,789.90**

(1) El precio promedio diario de la acción se tomó del reporte de INFOVAL.

Nota: En caso de presentarse fracciones de acciones al momento del pago del dividendo, éstas se pagarán en efectivo con cargo a la reserva para futuros repartos. Las acciones nuevas entregadas como producto de la presente distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio julio-diciembre de 2007.

Sobre el dividendo a repartir en acciones, los accionistas pueden optar por el pago en acciones o en efectivo. Los accionistas que opten por el pago de esta parte del dividendo en efectivo (este ingreso es gravable) y no en acciones (no gravadas), deberán informarlo a la Secretaria General de la sociedad a más tardar el 14 de marzo de 2008, hasta las 5:00 p.m. mediante comunicación dirigida a la carrera 13 No. 26-45 piso 8 oficinas de la Secretaría General de la entidad, al fax:2863300 extensión 8711 de la ciudad de Bogotá o al correo electrónico accionistascorficolombiana@corficolombiana.com

Indicadores Financieros

ANÁLISIS DE INDICADORES FINANCIEROS

1. Indicadores de Calidad del Activo

Teniendo en cuenta que la Corporación cedió su cartera a partir de junio de 2006 los indicadores analizados en este conjunto están relacionados básicamente con los bienes recibidos en pago y vemos que presentan un buen comportamiento en la medida que siguen disminuyendo considerablemente y con la cobertura adecuada.

2. Indicador de Solvencia

El nivel exigido por la Superfinanciera establece como mínimo el Patrimonio Técnico de los intermediarios financieros debe corresponder al 9% del valor de los activos ponderados por su nivel de riesgo. En el caso de la Corporación cumple con los límites establecidos registrando a cierre del año 2007 un indicador de solvencia de 51.11%.

3. Indicadores de Rentabilidad y Eficiencia

Para el año 2007 la rentabilidad del activo fue de 6.84% y la rentabilidad del patrimonio fue de 13.34%, reflejando los buenos resultados de la Entidad.

El margen financiero bruto fue 7.01%.

En cuanto al indicador que relaciona los gastos administrativos frente a los activos promedio se ubica en 2.32% a diciembre de 2007.

4. Medidas de crecimiento anual

Durante el año 2007 los depósitos presentaron una disminución del 3.68%, la Corporación mantuvo un nivel de liquidez que le permitió implementar estrategias de fondeo en busca de maximizar recursos y disminuir costos financieros.

El patrimonio se incrementó en 15.52%, donde la cuenta de ganancias no realizadas y las utilidades de la Entidad hicieron el mayor aporte.

El rubro de inversiones presentó a diciembre de 2007 un incremento de 12.04%, impactado por el crecimiento, tanto de las inversiones de renta variable como las de renta fija, éstas últimas presentaron un comportamiento positivo en el segundo semestre del año.

La Corporación mantuvo su calificación AA+ para deuda a largo plazo y DP1+ para deuda a corto plazo.

Corporacion Financiera Colombiana S.A.
Principales Cifras Financieras e Indicadores Financieros
En millones de pesos

	Diciembre 2005	Junio 2006	Diciembre 2006	Junio 2007	Diciembre 2007
Balance					
Total Activos	4,973,066	3,263,539	3,241,965	3,112,424	3,400,097
Total Cartera Neta	1,755,892	47,436	38,081	89	-
Total Inversiones	2,659,113	2,469,255	2,391,671	2,416,534	2,679,552
Total Provisiones de Cartera	134,644	9,352	9,307	2	-
Total Depósitos	2,084,476	938,558	1,002,003	867,503	965,148
Total Patrimonio	1,519,318	1,481,822	1,552,251	1,511,049	1,793,219
Promedios Corrido Año					
Activos	4,494,218	4,677,262	3,996,921	2,988,379	3,007,241
Cartera Bruta	1,921,287	1,606,781	890,139	39,669	21,381
Patrimonio	1,088,192	1,518,670	1,509,022	1,509,551	1,542,187
Estado de Resultados					
Ingresos Intereses	216,304	80,238	89,043	45,032	51,486
Gastos Intereses	251,644	100,346	154,005	51,729	113,198
Margen Neto de Intereses	**(35,340)**	**(20,108)**	**(64,962)**	**(6,697)**	**(61,711)**
Ingresos Netos diferentes a Intereses	**321,225**	**164,096**	**829,207**	**124,449**	**272,416**
Valoración Inversiones	147,664	(9,224)	47,042	(14,127)	(2,946)
Utilidad o Pérdida venta, Dividendos Inversiones	144,122	69,706	679,171	99,103	195,033
Servicios Financieros	22,386	8,801	29,559	5,258	13,800
Utilidad o Pérdida venta, Cartera	(13,797)	11,334	11,334	-	-
Divisas neto	(4,501)	12,370	(9,115)	(25,247)	(11,000)
Derivados Neto	25,350	71,109	71,217	59,462	77,529
Otros	-	-	-	-	-
Margen Financiero Bruto	**285,885**	**143,988**	**764,245**	**117,752**	**210,705**
Gastos administrativos	(83,861)	(51,646)	(83,370)	(35,639)	(69,886)
Margen operacional antes de provisiones y depósitos y amortización	202,024	92,342	680,874	82,113	140,819
Provisiones netas	22,686	32,433	13,618	7,091	35,033
Margen Operacional antes de depósito y amortización	**224,710**	**124,775**	**694,492**	**89,204**	**175,852**
Depreciaciones y Amortizaciones	(4,572)	(2,561)	(8,415)	(3,209)	(5,389)
Otros Ingresos y Egresos No Operacionales	12,379	4,851	11,812	24,308	45,679
Impuesto de Renta	(9,435)	(12,519)	(25,065)	(5,040)	(10,480)
Utilidad o Pérdida Neta	**223,083**	**114,547**	**672,825**	**105,263**	**205,662**
Indicadores Calidad de Activos					
Cartera Bruta	1,890,536	56,788	47,388	91	-
Cartera Improductiva (CDE)	184,733	-	-	-	-
Cartera Vencida	26,265	-	-	-	-
Total Bienes recibidos en pago Brutos	102,072	82,204	54,126	36,479	30,892
Total Provisiones de Bienes recibidos en pago	(76,815)	(63,229)	(42,538)	(29,027)	(24,688)
Total Activos productivos x calificación	4,491,468	2,943,042	2,833,470	2,675,234	2,722,673
Total Pasivo con costo	3,359,256	1,647,979	1,558,593	1,512,823	1,509,765
Total Activos Improductivos x calificación	331,378	98,385	169,930	89,968	63,404
Cartera Bruta / Activo	38.02%	1.74%	1.46%	0.00%	0.00%
Cartera vigente / Cartera Bruta	98.61%	100.00%	100.00%	100.00%	0.00%
Cartera vencida / Cartera Bruta	1.39%	0.00%	0.00%	0.00%	0.00%
Cartera Calificada CDE / Cartera Bruta	9.77%	0.00%	0.00%	0.00%	0.00%
Provisiones / Cartera bruta	7.12%	16.47%	19.64%	2.00%	0.00%
Provisiones / Cartera vencida	512.63%	0.00%	0.00%	0.00%	0.00%
Provisiones CDE / Cartera calificada CDE	55.51%	0.00%	0.00%	0.00%	0.00%
Activos Productivos por calif./ Pasivo con costo	133.70%	178.58%	181.80%	176.84%	180.34%
Activos Improductivos x Cal / Activo	6.66%	3.01%	5.24%	2.89%	1.86%
Activos Improductivos x Cal / Patrimonio	21.81%	6.64%	10.95%	5.95%	3.54%
BRP Neto de provisión / Total Activo	0.51%	0.58%	0.36%	0.24%	0.18%

Continúa →

Corporacion Financiera Colombiana S.A.
Principales Cifras Financieras e Indicadores Financieros
En millones de pesos

	Diciembre 2005	Junio 2006	Diciembre 2006	Junio 2007	Diciembre 2007
Indicadores de Solvencia					
Patrimonio/Activos	30,55%	45,41%	47,88%	48,55%	52,74%
Solvencia con VaR	17,36%	28,40%	24,32%	48,64%	51,11%
Indicadores de Liquidez					
Cartera Neta/Activos	35,31%	1,45%	1,17%	0,00%	0,00%
Cartera Neta/Depósitos	84,24%	5,05%	3,80%	0,01%	0,00%
Rentabilidad y Eficiencia					
Quebranto Patrimonial (Patrimonio/Capital Social + Capital Garantía)	1.038	1.013	1.008	914	1.084
ROA anualizado (Utilidad/Activo Promedio corrido año)	4,96%	4,96%	16,83%	7,17%	6,84%
ROE anualizado (Utilidad/Patrimonio Promedio corrido año)	20,50%	15,65%	44,59%	14,43%	13,34%
Activo Promedio/Ingreso Financiero	5,34	9,28	2,66	6,05	3,83
Activo / Patrimonio	3,27	2,20	2,09	2,06	1,90
Margen Financiero Bruto / Activo Promedio corrido año	6,36%	3,08%	19,12%	3,94%	7,01%
Gastos Administrativos/ Margen Financiero Bruto	29,33%	35,87%	10,91%	30,27%	33,17%
Gastos Administrativos/ Activo Promedio	1,87%	2,22%	2,09%	2,40%	2,32%
Rendimiento promedio de las colocaciones	10,60%	9,38%	8,31%	289,13%	181,33%
Gasto Interes/Activos Productivos Anualizado x calificación	5,60%	3,41%	5,44%	1,93%	4,16%
Medidas de Crecimiento Anual					
Total Activos	113,26%	-34,38%	-34,81%	-4,00%	4,88%
Total Cartera Neta	125,71%	-97,30%	-97,83%	-99,77%	-100,00%
Total Inversiones	128,81%	-7,14%	-10,06%	1,04%	12,04%
Total Provisiones de Cartera	45,72%	-93,05%	-93,09%	-99,98%	-100,00%
Total Depósitos	118,66%	-54,97%	-51,93%	-13,42%	-3,68%
Total Patrimonio	212,58%	-2,47%	2,17%	-2,65%	15,52%
Calificacion de L.P.	AA+	AA+	AA+	AA+	AA+
Calificacion de C.P.	DP1+	DP1+	DP1+	DP1+	DP1+

END